125

YEARS

THE PRINCIPAL FINANCIAL GROUP®

For 125 years, helping growing businesses,
individuals and institutional clients
achieve financial security and success.

2003 ANNUAL REPORT

Principal® Financial Group

Contents

Annual Report Presentation

We are presenting our annual report in two parts: this section provides a company overview and financial highlights. The second section, "2003 Financial Report" provides more detailed financial information.

Financial Highlights

The Principal Financial Group® (The Principal®)* is a leading provider of a wide range of financial products and services for businesses and individuals. Our largest member company, Principal Life Insurance Company, is the eighth largest U.S. life insurance company as measured by year-end 2002 statutory assets. Worldwide, the Principal Financial Group serves approximately 15 million customers from more than 250 locations, including offices in Asia, Australia, Europe, Latin America and the United States.

	2003	2002	2001	2000	1999
			(In Millions)		
Net income	$ 746	$ 142	$ 359	$ 620	$ 742
Operating earnings[1,3]	$ 751	$ 749	$ 722	$ 620	$ 480
Total revenue[1]	$ 9,404	$ 8,823	$ 8,593	$ 8,594	$ 8,586
Revenue and deposits	$ 25,200	$ 24,000	$ 19,800	$ 18,000	$ 18,100
Total assets	$ 107,754	$ 89,861	$ 88,351	$ 84,405	$ 83,953
Total assets under management[2]	$ 144,900	$ 111,100	$ 98,600	$ 92,100	$ 88,000
Total Stockholders' Equity	$ 7,400	$ 6,657	$ 6,820	$ 6,253	$ 5,553
Operating Earnings per Diluted Share[6]	$ 2.30	$ 2.14	$ 1.99	$ 1.72	$ 1.33
Operating return on average equity[1,3,5]	12.3%	11.8%	10.9%	10.5%	8.9%
Customers[4]	15.0	13.5	13.0	13.0	11.2

[1] Certain reclassifications have been made to 1999, 2000, 2001 and 2002 to conform to 2003 presentation.
[2] Excludes BT Financial Group's assets under management, from 1999-2001.
[3] See page 25 for a reconciliation of non-GAAP measures to U.S. GAAP.
[4] Includes employees and their dependents under employee benefit arrangements. Rounded to nearest 100,000.
[5] Stockholders' Equity excluding accumulated other comprehensive income (loss).
[6] Pro forma 360.8 million weighted average diluted shares outstanding is used for periods ending prior to December 31, 2001.

Forward-looking statements

Certain statements made by the company in this annual report which are not historical facts may be considered forward-looking statements, including, without limitation, statements as to sales targets, sales and earnings trends, and management's beliefs, expectations, goals and opinions. These statements are based on a number of assumptions concerning future conditions that may ultimately prove to be inaccurate. Future events and their effects on the company may not be those anticipated, and actual results may differ materially from the results anticipated in these forward-looking statements. The risks, uncertainties and factors that could cause or contribute to such material differences are discussed in the company's annual report on Form 10-K for the year ended December 31, 2003 filed by the company with the Securities and Exchange Commission. These risks and uncertainties include, without limitation: competitive factors; volatility of financial markets; decrease in ratings; interest rate changes; inability to attract and retain sales representatives; international business risks; foreign currency exchange rate fluctuations; and investment portfolio risks.

Use of non-GAAP financial measures

The company uses a number of non-GAAP financial measures that management believes are important in understanding and evaluating the normal, recurring operations of our businesses. Non-GAAP measures included in the annual report are operating earnings, operating earnings per diluted share and operating return on average equity excluding other comprehensive income. While such measures are also consistent with metrics utilized by the investment community to evaluate performance, they are not a substitute for GAAP financial measures. Therefore, we provide a reconciliation of the non-GAAP measures to the comparable GAAP financial measures on page 25.

TO OUR SHAREHOLDERS

In 1879 the United States was a nation under construction – expanding westward, building railroad systems and industrializing its cities. Life changing inventions were altering the course of history as Thomas Edison invented the light bulb that same year, and Alexander Graham Bell the telephone just three years earlier. The country had recovered from a depression and the Civil War, which created a deeper understanding of the need for life insurance. And new demand.

This greater demand was quickly met, with more than 100 companies providing life insurance protection for Americans after the war. In 1879, after much study, Edward Temple decided there was room for one more. He came to Des Moines, Iowa, with **1 clear focus** – creating an association to provide affordable financial protection to bankers and bank employees. And so The Bankers Life Association was born.



Mr. Temple quickly established a simple operating philosophy for his company, with **2 keys to success** – continual, deliberate expansion and aggressive expense management. He clearly lived that philosophy, taking no salary during his first nine years as president, and receiving only commissions on the new business he sold.

By its 30th anniversary, the association had become the largest and most successful assessment insurance company in America. The tremendous growth reflected not only the powerful operating philosophy, but also **5 core values** – integrity, customer focus, financial strength, people development and operational excellence. 125 years later, these core values continue to define how the company conducts business, placing us once again on *Fortune* magazine's list of America's Most Admired Companies (March, 2004).

In 2004, our quasquicentennial year, we celebrate what's changed and what hasn't.

We continue to have strong ties to our beginnings, but importantly we've evolved into a premier provider of employee benefits. In 1985, we changed our name to the Principal Financial Group to reflect our continued diversification. We now operate in 12 countries, serving 15 million customers worldwide. We meet the needs of growing businesses and their employees through a wide range of financial solutions, including retirement savings, investment, insurance and banking products, as well as residential mortgage loan origination and servicing.

What hasn't changed is our 125-year commitment to excellence – our fundamental sense of responsibility to customers, employees and communities, and now, to shareholders. We believe the best way to honor this long-standing commitment is by continuing to maintain balance – by delivering strong results today, by making strategic investments for tomorrow, and by living the values that have guided us for 125 years.

STRONG RESULTS TODAY

2003 was a very good year for The Principal, in spite of the lingering effects of a weak economy. Our performance reflects our strong business model, powerful distribution network, and value proposition with customers. We continue to create value for our shareholders by focusing on several key areas: accelerating growth and profitability in our retirement businesses; building a successful asset management organization; enhancing operational efficiency; and utilizing capital effectively. Reflecting strong execution and the investments we've made over the past several years, we delivered outstanding financial results again in 2003:

- Record net income of $746.3 million, and record net income per share, reflecting strong earnings and significant improvement in credit quality, with net realized credit losses declining 58 percent from a year ago.
- Record operating earnings for a fifth consecutive year, $750.6 million, including record earnings in three of our four operating segments: U.S. Asset Management and Accumulation; International Asset Management and Accumulation; and Life and Health Insurance.
- Record assets under management of $144.9 billion, up 30 percent from a year ago, including 31 percent growth for U.S. Asset Management and Accumulation, and 70 percent growth for International Asset Management and Accumulation.
- Record deposits of $12.6 billion, which drove record net cash flows of $4.9 billion for pension full service accumulation, reflecting strong contributions from existing customers, excellent retention and outstanding sales.
- Record sales of the company's key retirement and investment products, including $6.4 billion for pension full service accumulation, $1.8 billion for mutual funds and $1.4 billion for individual annuities.
- Record mortgage loan production of $58.7 billion, driving our servicing portfolio to a record $118.7 billion at year-end.

In addition to our strong financial performance, we had numerous other key successes:

- Asset retention – We continued to work closely with plan participants as they change their focus from saving for retirement to managing their nest egg. Armed with our expanded portfolio of retirement income management solutions, our Client Contact Center helped The Principal achieve a 54 percent retention rate for departing retirement assets, making us an industry leader.
- Investment management – Principal Global Investors significantly increased its visibility as a global asset manager, with 76 new third-party institutional investment mandates, adding a significant number of important new clients and expanding our relationships with such leading institutions as CalSTRS, Nippon Life, Nomura Asset Management, and Nuveen Investments.
- Operational excellence – We again exceeded our $25 million target for sustainable expense reductions, through performance management, efficient use of technology, process improvements, contract negotiations and employment cost management.

INVESTMENTS FOR TOMORROW

In 2003, we continued to plant the seeds for future growth and success. The highlights that follow are the types of initiatives you can expect us to undertake as we execute our growth strategy in 2004 and beyond.

Strengthening customer relationships –

Over more than 60 years, we've built a tremendous franchise with small to medium-sized businesses. Employers and employees both look to us to understand their needs and help simplify their decision-making. In 2003, we continued to strengthen relationships and establish The Principal as a trusted advisor, investing in customer-focused research, developing tailored financial solutions, and providing additional educational support to help customers achieve financial security and success.

Customer focused research

- Our research center conducts ongoing research on small and medium businesses to identify critical success factors and trends with employer and employee customers, enabling us to intensify our focus on assisting with benefit administration, expand our online capabilities, provide additional employee education, and control benefit costs.
- In 2003, we completed our 10th quarterly Principal Financial Well-Being Index and our 2nd Principal Global Financial Well-Being Study, better enabling us to understand and respond to the changing needs of our customers. We also published our second Best Practices Guide for employers on using employee benefits to recruit, retain and motivate top talent, based on our nationwide search, The Principal 10 Best Companies for Financial Security.

Product and service solutions

- With our launch of Principal Income IRA, we extended our leadership in the area of retirement income management, offering baby boomers another innovative solution as their focus changes from asset accumulation to creating a secure income they won't outlive.
- We introduced Principal Rollover Choice IRA to help job changers and retirees consolidate retirement plans, providing convenience and flexibility in determining which type of IRA and funding vehicle best meets their individual needs.
- We added several important new life insurance products, including Principal Split Dollar Plus, Principal Universal Life 3 and Principal Variable Universal Life II, designed to provide life insurance protection and retirement savings accumulation in a tax and cost efficient manner.
- We rolled out a new family of medical products and our dental growth series, delivering increased flexibility in benefit design and enabling us to better meet customer needs at a local market level.

Education and guidance

- We added several important retirement resources, including: our "hire to retire" program, customized based on individual retirement objectives and designed to educate participants continuously throughout their lives; our new Defined Benefit Calculator to help employees estimate monthly income at retirement and assist with overall retirement planning; and the first fully integrated retirement statement to give savers a true picture of where they stand in preparation for retirement.
- We continued to actively engage health care consumers in their care, including improvements to www.principalhealthnews.com, which provides information and education on health, fitness and nutrition, and self-care, as well as an extensive medical library.
- Through Principal Residential Mortgage, we offered free training seminars on using automated loan underwriting systems, enabling mortgage brokers and loan officers to reduce the mortgage application and closing time from weeks to days.
- We launched a free educational training series designed exclusively to help women business owners grow their businesses, with courses on a variety of topics including financial strategies, networking, and strategies for recruitment and retention.

Enhancing our strong distribution network –
In 2003, we continued to enhance our distribution network: leveraging and strengthening existing distribution alliances; selectively adding new distribution relationships; and making additional refinements and changes to drive future revenue and earnings growth.

- We continued to build on existing relationships with A.G. Edwards and Frank Russell, driving another year of strong growth for Principal Advantage, our mutual fund based 401(k) solution. Sales of this retirement product reached $1.3 billion in 2003, contributing to a $13 billion, or 30 percent increase in pension full service accumulation account values.

- We continued to build on our relationships with bank third party marketing firms, enabling us to achieve record individual annuity sales. In September, we added a large mutual fund family as a distribution partner for our retail fixed annuity products, which we also expect to drive additional growth going forward.
- In India, we entered into joint venture agreements with Punjab National Bank and Vijaya Bank to sell long-term mutual funds and related financial services. The two banks have an established and far-reaching distribution network, with more than 5,000 combined retail and commercial banking branches and over 40 million customers throughout India.
- Within the life and health insurance segment we: expedited growth through the hiring of experienced producers and field management to increase our presence in underserved markets; continued to expand and refine our specialist wholesaler model; changed compensation to encourage volume growth and multi-product ownership; and entered new alliance relationships and deepened existing ones to expand our independent producer community.
- In February, we closed the traditional retail branch channel of our mortgage banking business, focusing consumer mortgage loan origination within our Principal Residential Mortgage Direct operation, which originates loans across the nation online and by telephone. This change makes us a more variable cost operation, improving our long-term profitability.
- In December, we realigned distribution from a consolidated organization into our three major business divisions, giving divisions complete control of profits, and driving performance by intensifying each business' focus on key markets.

Effectively utilizing capital –

In addition to continued investments in organic growth, we utilized capital throughout the year for strategic acquisitions, building scale, adding capabilities and accelerating our growth:

- BCI Group – This acquisition enhances our defined benefit and employee stock ownership plan capabilities, and our leadership as a total retirement solutions provider.
- Post Advisory Group – The acquisition of this premier asset management firm specializing in high-yield fixed income broadens our product offerings and provides clients attractive yield enhancement and diversification benefits (majority position as of January, 2004).
- The Molloy Companies – Known for excellent claim service and responsive case management, this acquisition (closed in January, 2004) enhances our ability to assist health plan members in their efforts to maintain good health, manage illness and balance their wellness spending.
- International acquisitions – We continued to build Principal International's scale, with the 2003 purchases of: Tepeyac AFORE (pension) and Genera mutual fund company in Mexico; Sun F&C mutual fund business in India; and 2003 purchase agreements for Dao Heng Fund Management's MPF (pension) and mutual fund businesses in Hong Kong.

During the year, we also paid our second annual shareholder dividend and opportunistically utilized share repurchases, in our ongoing effort to create and deliver shareholder value. We were very pleased to have been able to increase the dividend by 80 percent, reflecting continued strong earnings growth. And we repurchased approximately 15 million shares of our common stock, helping us deliver record operating earnings per share, up seven percent from a year ago.

LIVING THE VALUES

Our core values are the fiber of this organization, guiding our actions with each of our stakeholders. These values drive us, every day, to act responsibly, to do the right things, and to deliver on our promises.

- For our customers, we remain focused on offering quality, extensive choice, exceptional convenience and personal attention. In 2003, we were again recognized for our expertise, and for delivering best-in-class service, award winning technology and an expanded portfolio of financial solutions.
- For our employees, we remain committed to providing work/life balance, career training, competitive benefits and compensation, and opportunities for development and advancement. In 2003, we continued to be widely recognized as a premier employer, winning multiple awards including the prestigious Fortune 100 Best Companies to Work For.
- For our communities, we continue our legacy of philanthropy. In 2003, the Principal Financial Group, Inc. Foundation gave $5.8 million in support of affordable housing, health and human services, educational programs, and the arts. We also continued to give generously of our time, encouraging employees to volunteer in their communities by implementing Volunteer Time Off, an additional eight hours per year to use at the not-for-profit organization of their choice.
- For our shareholders, as with each of our stakeholders, we remain dedicated to earning your confidence and trust. In 2003, we continued to take a leadership role in providing full, fair and timely disclosure. Our voluntary review of employees' personal trading records, in light of concerns in the mutual fund industry, demonstrated our commitment to detection and prevention of improper trading, validated the company's safeguards, and confirmed that we take our responsibility for investment stewardship extremely seriously.

THE NEXT 125 YEARS

In 2004, The Principal celebrates our 125th anniversary. Our transformation and this tremendous milestone reflect the strength of our employees, distribution partners and leaders, and their hard work, dedication and vision over the years. We enter the next 125 years at the strongest point in our history. We enter the future fortified by lessons and learning from the past. Importantly, we enter our next 125 years with:

1 Clear Focus – Helping customers achieve financial security and success;

2 Keys to Success – Profitability and growth, achieved in the right balance; and

5 Core Values – Integrity, customer focus, financial strength, people development and operational excellence.

While we are very proud of our accomplishments in 2003, there is still much more for us to achieve. We will continue to strive to deliver dependable earnings growth and superior returns for our shareholders.

As always, we hope you will share your questions, comments and concerns. We truly believe your opinion is important, so we also hope you will cast your vote in time for the Annual Meeting of Shareholders on May 18, 2004. Thank you for your continued support.



J. Barry Griswell
Chairman, President and Chief Executive Officer



CLEAR FOCUS

At The Principal we have one clear focus – helping growing businesses, individuals and institutional clients achieve financial security and success, resulting in excellent shareholder value. Over the years, this focus has helped us define our operating philosophy, prioritize what we want to accomplish, and overcome the challenges and obstacles that we face.





K E Y S   T O   S U C C E S S

Growth and profitability.
We can't focus on one at the expense of the other. The right balance is crucial.
So we invest in being the best, in ways that build long-term competitive advantage.
We launch new product and service solutions, as well as customer
education programs. We develop leading-edge technology, to drive accuracy and
convenience, as well as cost savings. And we help our people expand their expertise by
providing the tools and training they need to become trusted advisors.

In our 125th year, we celebrate our continued balance,
which translates into strong current financial performance, positions us for future success,
and creates lasting value for our shareholders.


13.0
13.0
144.9
25.2
24.0
111.1
19.8
98.6
18.1
18.0
92.1
88.0
1999 2000 2001 2002 2003
1999 2000 2001 2002 2003
1999 2000 2001 2002 2003

ustomers [1]
illions)

Assets Under Management [2]
(billions)

Revenue and Deposits
(billions)


12.3%
$2.30
11.8%
$2.14
10.9%
$1.99
10.5%
$1.72
8.9%
$1.33
620
2000 2001 2002 2003
1999 2000 2001 2002 2003
1999 2000 2001 2002 2003

perating Earnings [3, 4]
illions)

Operating Return [3, 4, 5]
on average equity

Operating earnings [3, 4, 6]
per diluted share

employees and their dependents under employee benefit arrangements. Rounded to nearest 100,000.
BT Financial Group's assets under management, from 1999-2001.
have been made to 1999, 2000, 2001 and 2002 to conform to 2003 presentation.
25 for a reconciliation of non-GAAP measures to U.S. GAAP.
excluding accumulated other comprehensive income (loss).
million weighted average diluted shares outstanding is used for periods ending prior to December 31, 2001.



CORE VALUES

Integrity. Customer Focus. Financial Strength.
People Development. Operational Excellence.
These 5 core values define The Principal – who we are and how we do business.
They drive our actions, every day, as we strive to make a difference
for customers, shareholders, and each other.



ntegrity

. Barry Griswell
Chairman, President and Chief Executive Officer

hat does "integrity" mean to you?

ntegrity is about having a strong belief system that guides you to o the right thing. It's about keeping our promises. Our founder ved this value. In an early business venture, Edward Temple eceived back just 8 percent of his company's deposits when his anker declared bankruptcy. Instead of declaring bankruptcy imself, Temple sold all his properties then worked hard for four ears to pay off the debts, in full with interest. Mr. Temple's sense f responsibility and accountability is an important part of our eritage.

hy is integrity so important to The Principal?

ntegrity is about earning trust. It encompasses qualities that are bsolutely critical to the success of any organization – honesty, airness, responsibility and respect. We look to senior management to set the highest of standards. And to demonstrate integrity every day, by delivering on our promises to customers, to employees, to shareholders and to our communities.

How well is The Principal living this core value?

We believe our reputation reflects our commitment to being a good corporate citizen. We continue to strive to do the right things. Full, fair and timely financial disclosure for our shareholders. Quality and value for our customers. Growth opportunities for our employees. And significant involvement in our communities. We're very proud of our reputation, but we're most proud of our people, and the work they do every day to preserve and enhance our reputation built over 125 years.



Customer Focus

Monica Kirgan
Vice President

What does "customer focus" mean to you?

Responsive service, extensive choice and exceptional convenience. Day in and day out, customer focus is about putting ourselves into each customer's shoes to gain a fuller understanding of their needs. It means realizing that those needs tend to change over time. And it's about taking an active role in customer education and guidance.

Why is customer focus so important to The Principal?

It's why we're here – to help customers achieve financial security and success. Customer focus is critical because people are at different stages of their lives, they have different goals – one size does not fit all. Customers also tend to define financial success differently, so it's up to us to listen, to understand, and to deliver.

How well is The Principal living this core value?

We think customer satisfaction is the best way to measure our success and in 2003, a growing number of customers added second and third products. We also continued to receive strong third party recognition for meeting customer needs and exceeding their expectations, including awards from DALBAR, PLANSPONSOR and SPARK Research Group. Another key success measure is growth in our customer base. Over the past five years, The Principal has added some 5 million customers, an increase of nearly 50 percent.



Financial Strength

Mike Gersie
Executive Vice President and Chief Financial Officer

What does "financial strength" mean to you?

Financial strength starts with our ability to meet obligations to our customers. Principal Life Insurance Company has consistently received excellent insurer financial strength ratings from the four major rating agencies, reflecting our dedication to delivering on our commitments to customers. Financial strength also means developing strong and reliable money management and investment expertise. And because much of our business focuses on longer-term financial needs, such as retirement savings and life insurance, financial strength relates to how well we've positioned the organization for profitable growth over the long-term, as well.

Why is financial strength so important to The Principal?

First and foremost, we want customers to know they can rely on us, and that we take our responsibility to them very seriously. Financial strength is also very important because we operate in a highly competitive environment – financial strength is one of the keys to building customer loyalty, and high financial strength ratings help lower our cost of capital, enabling us to deliver great products at competitive prices.

How well is The Principal living this core value?

We look at a number of financial measures to gauge our financial strength – return on equity, operating earnings and earnings per share, and assets under management. By each of these measures, 2003 results put us at the strongest point in our history: 12.3 percent return on equity, a new high; record operating earnings, yielding a seven percent improvement in earnings per share; and a record $144.9 billion in assets under management, an increase of 30 percent compared to 2002.



People Development

Mary O'Keefe
Senior Vice President

What does "people development" mean to you?

People development means helping our employees be the best they can be. There are a number of very important aspects of people development – making sure people know what's expected of them, setting goals that are aligned with overall business objectives, providing timely and constructive feedback and coaching, and offering a wide array of programs for personal and professional learning and growth. People development also means providing meaningful rewards and recognition for growth and performance.

Why is people development so important to The Principal?

Like many companies, we view our employees as our greatest asset. We believe the best way to demonstrate how much we truly value our people is by investing in their success – our new performance management system is a great example of our commitment. As with any investment, we look for a return. And there is a clear and direct correlation between great results on employee measures and success with customers, which ultimately drives strong financial performance.

How well is The Principal living this core value?

We see the results in our strong financial performance, five straight years of record earnings, as well as in customer surveys, where we continue to win best in class awards for service. In 2003, we also continued to receive external recognition as a premier employer, winning multiple "Best Places to Work" awards. Most importantly, we're hearing about our success directly from employees – with all time high results on our annual employee opinion survey and 94 percent retention of our top performers.



Operational Excellence

Ted Fisk, Vice President

What does "operational excellence" mean to you?

Operational excellence entails continuously looking at our operations for ways to do things better, faster and cheaper. It's about creating an environment that encourages people to challenge the status quo, to ask questions, and to rethink processes, focusing on the effectiveness and efficiency of our operations. It's also about generating expense savings that can be passed on to customers and used to fund growth initiatives.

Why is operational excellence so important to The Principal?

Because it helps us make the best use of our available resources. Our operational excellence efforts have clearly helped us identify cost savings, which have translated into improved performance for our shareholders. Our efforts have also identified ways to streamline processes and more effectively use technology, making it easier for customers to do business with us.

Rajiv Malhotra, Quality Assurance and Risk Manager

How well is The Principal living this core value?

As a member of the Information Technology community, I live this value every day. During the year, for example, we placed considerable emphasis on containing mainframe costs, which was especially challenging for Principal Residential Mortgage, given record-breaking loan volumes. Through a series of initiatives to improve performance, our team was able to significantly reduce their mainframe central processing unit consumption around certain applications, enabling The Principal to continue providing customers high quality at a low cost.

The Principal Financial Group At a Glance

U.S. ASSET MANAGEMENT AND ACCUMULATION

Our U.S. Asset Management and Accumulation segment consists of asset accumulation operations which provide retirement savings and related investment products and services to businesses, their employees and other individuals and Principal Global Investors, our U.S.-based global asset manager.

CUSTOMERS

Asset Accumulation
- Businesses, their employees and other individuals
- Not-for-profit organizations
- Large financial institutions and employers

Principal Global Investors
- Large U.S. corporate, private and Taft-Hartley pension funds
- U.S. endowments and foundations
- Non-U.S. institutions

PRODUCT AND SERVICE SOLUTIONS

Asset Accumulation
- Pension
  - Full-service accumulation
  - Full-service payout
  - Investment-only
- Mutual funds
- Individual annuities
- Banking (consumer loans and deposits)

Principal Global Investors
- Institutional and retail money management
  - U.S. equities
  - International equities
  - Fixed income
  - U.S. commercial real estate

DISTRIBUTION

Asset Accumulation
- Retirement services sales representatives
- Affiliated financial representatives
- Affiliated and unaffiliated registered representatives
- Independent brokers
- Principal Connection
- Financial institutions
- Consultants
- Internet

Principal Global Investors
- Institutional marketers
- Consultants
- Financial intermediaries

INTERNATIONAL ASSET MANAGEMENT AND ACCUMULATION

Our International Asset Management and Accumulation segment consists of Principal International, which provides retirement services, annuities, and related financial services to businesses, their employees and individuals outside the United States.

CUSTOMERS

- Businesses, their employees and other individuals

PRODUCT AND SERVICE SOLUTIONS

- Retirement services
- Annuities and life insurance
- Long-term mutual funds

DISTRIBUTION

- Affiliated financial representatives
- Retirement services sales representatives
- Financial institutions
- Unaffiliated brokers
- Direct distribution to customers

LIFE AND HEALTH INSURANCE

Our Life and Health Insurance segment offers a broad range of group and individual insurance products to meet the needs of growing businesses and individuals throughout the United States, providing high value solutions for risk protection, estate planning, business continuation, executive benefits and financial planning needs.

CUSTOMERS

- Businesses, their employees and other individuals

PRODUCT AND SERVICE SOLUTIONS

- Individual life
- Individual disability
- Group life
- Group disability
- Group medical
- Group dental and vision
- Fee-for-service

DISTRIBUTION

- Affiliated financial representatives
- Independent brokers
- Affiliated and unaffiliated registered representatives
- Disability sales representatives
- Group Benefits sales representatives
- General Agents, including Rogers Benefit Group sales representatives
- Individual life sales representatives

MORTGAGE BANKING

Our Mortgage Banking segment engages in originating, purchasing, selling and servicing residential mortgage loans in the United States. We service a majority of the loans that we originate. Residential mortgages represent a component of our overall portfolio of market-driven financial products and services.

CUSTOMERS

- Individuals
- Mortgage correspondents
- Mortgage brokers

PRODUCT AND SERVICE SOLUTIONS

- Originate, purchase, sell and service prime credit quality, first- and second-lien residential mortgage loans

DISTRIBUTION

- Correspondent lending institutions
- Wholesale lending
- Principal Residential Mortgage Direct

BUSINESS DESCRIPTION

PENSION—The Principal is a leading provider of total retirement solutions and a well-respected retirement brand, with more than 60 years of experience in serving the retirement needs of America's businesses and individuals. Our offerings center around products and services for defined contribution pension plans, including 401(k) and 403(b) plans, as well as defined benefit pension plans and non-qualified executive benefit plans. We serve some 49,000 employers and 2.8 million plan participants.

MUTUAL FUNDS—The Principal offers a wide array of high-quality mutual fund investments to help individuals achieve their long-term financial objectives. Our mutual funds are managed by investment advisors affiliated with the Principal Financial Group as well as by independent firms. We have: 22 mutual funds sold in the retail market as Principal Mutual Funds; 24 Principal Variable Contracts Fund portfolios available as investment choices for variable annuity and variable life contracts issued by Principal Life Insurance Company; and 46 Principal Investors Fund (PIF) portfolios available as investment choices through Principal Advantage to address the retirement plan market.

ANNUITIES AND PAYOUT SOLUTIONS—Annuities offer a tax-effective means of accumulating retirement savings, as well as a tax-efficient source of income during the payout period. We offer both variable and fixed deferred annuities and payout annuities to individuals.

PRINCIPAL GLOBAL INVESTORS—Principal Global Investors manages assets worldwide on behalf of institutional clients, including retirement plans, endowments, foundations and insurance companies. The firm's global investment capabilities encompass an extensive range of equity, fixed income and real estate investments as well as specialized overlay and advisory services. Principal Global Investors has established long-term relationships with a broad range of institutional clients throughout North America, Asia, Australia and Europe. Principal Global Investors' team of over 800 employees includes more than 350 investment professionals in offices around the world, covering investment markets in over 50 countries.

PRINCIPAL BANK—In February 2003, our online bank celebrated it's fifth anniversary. Principal Bank offers a full array of traditional consumer banking products and services, including checking and savings products, online bill payment, credit cards, and various home equity loan products. Our e-banking strategy enables us to control costs and offer competitively priced, easy-to-access products and services to customers who can transact their banking business 24 hours a day, 365 days a year.

BUSINESS DESCRIPTION

PRINCIPAL INTERNATIONAL—As governments and businesses around the world continue to reexamine their roles in pensions and retirement, Principal International enables the organization to capitalize on this opportunity, offering retirement products and services, annuities, long-term mutual funds and life insurance to businesses and individual customers in select international markets. Principal International operates in nine countries – through subsidiaries in Argentina, Chile, Hong Kong, India and Mexico, and through joint ventures in Brazil, Japan and Malaysia, as well as Representative Offices in China. As a group, Principal International's operations achieved their third full year of profitability in 2003.

BUSINESS DESCRIPTION

LIFE AND HEALTH INSURANCE—The life and health insurance segment offers a broad range of group and individual insurance products to meet the financial protection and security needs of growing businesses and individuals throughout the United States. We focus our products, services and marketing expertise on serving businesses, business owners, senior executives, employees and individuals by delivering high value solutions for risk protection, as well as for estate planning, business continuation, executive benefits and financial planning needs. Our group products include life, disability, medical, dental and vision insurance, and administrative services, and our individual products include life and disability insurance.

BUSINESS DESCRIPTION

MORTGAGE BANKING—We have been in the mortgage industry since 1936. As a mortgage banker, Principal Residential Mortgage, Inc. originates (makes new loans), services (provides administration, such as monthly payment processing), and purchases and sells residential mortgage loans and servicing rights, enabling us to provide a more complete set of financial products and services to our customers, as well as diversifying our business model.

The Principal Financial Group Summary of Business Operations

KEY ACCOMPLISHMENTS

PENSION

- Enhanced capabilities – The BCI Group acquisition (closed January, 2003) enhances our ESOP and defined benefit capabilities and allows us to continue responding to increased demand for total retirement solutions.
- Investment stewardship – Our Principal Blueprint due diligence program for identifying, selecting, and monitoring investment management firms continued to play a key role in helping plan sponsors meet their fiduciary responsibilities and provide a high quality investment program for their plan participants.
- Retirement income management – We launched the Principal Income IRA, combining the advantages of mutual funds and guaranteed income options under a single rollover IRA.
- Rollover solutions – Our new Principal Rollover Choice IRA provides a streamlined approach to helping job changers and retirees consolidate retirement plans and make decisions around IRA type and funding vehicles.
- Education and tools – New resources include: our customizable "hire to retire" education program, designed to educate plan participants throughout their lives; our Approaching Retirement guidebook and seminar and the Principal Retirement Income Planning Guide which assist pre-retirees and retirees with income planning for retirement; our new DB calculator tool, enabling employees to estimate monthly defined benefit income and assist with planning; and our integrated retirement plan statement, the first of its kind to incorporate Defined Contribution, Defined Benefit, Non-Qualified and ESOP on a single statement.
- Advanced Technology – With our E-signature debut, clients can now review and approve amended documents, online by e-signature, around the clock.

MUTUAL FUNDS

- Record sales – In 2003, we delivered a record $1.8 billion in mutual fund sales – an increase of 15 percent compared to 2002.
- Strong account growth – At year-end, we served 783,000 shareholder accounts, up 12 percent from 2002.

ANNUITIES AND PAYOUT SOLUTIONS

- Record sales – $1.4 billion of individual annuities sales, up 30 percent from 2002, reflecting ongoing efforts to expand bank distribution channel relationships and continued strong demand during the year for fixed annuities.
- Payout solutions – Our Principal Income IRA launch complements our wide array of payout solutions including our Path for Income mutual fund program; Variable Annuity Income Planner; payout annuities and other periodic withdrawal options.

PRINCIPAL GLOBAL INVESTORS

- Important wins – Principal Global Investors won 76 new third party institutional investment mandates and now manages funds for 7 of the top 25 U.S. pension funds. Third party institutional assets managed increased 65 percent, to $25.6 billion at year-end. Spectrum Asset Management, Principal Global Investors' preferred securities investment affiliate, was a major contributor, with assets under management increasing 80 percent to $11 billion at year-end. In addition, Principal Real Estate Investors was selected to manage the Lend Lease US Office Trust, an Australian Stock Exchange listed property trust, now known as Principal America Office Trust.
- Additional choice – The acquisition of Post Advisory Group, a premier asset management firm specializing in high-yield fixed income, broadens our product offerings and provides clients attractive yield enhancement and diversification benefits (majority position as of January, 2004).

PRINCIPAL BANK

- Customer growth – The bank's customer base grew 26 percent, with nearly 108,000 customers banking via the Internet, telephone, ATMs, or by mail.
- Asset growth – Assets increased by 30 percent, surpassing $2 billion in 2003.
- Positioning for future growth – Began significant systems conversion in 2003, to better integrate products and meet a broader range of customer needs.

PRINCIPAL INTERNATIONAL

Pre-retirement:

- Principal AFORE, our Mexican pension company, continued to grow revenues, customers and earnings. At year-end, its customer base had increased more than 45 percent to 3.2 million participants, largely due to the swift integration of the Tepeyac AFORE acquisition.
- In Brazil, we launched VGBL, a new family of retirement and accumulation products, which delivered outstanding sales of $65 million.
- Our Hong Kong pension company increased assets under management by 91 percent, to $860 million.

Post-retirement:

- In Chile, we achieved record sales of payout annuities, up 44 percent to $155 million, contributing strongly to segment revenue growth for the year.

Long-term mutual funds:

- Increased the assets under management of our Principal-Tanner (Chile) mutual fund company by 12 percent during 2003.
- India surpassed $750 million in assets under management, up 60 percent.
- Acquired Genera mutual fund company in Mexico, further strengthening our position in the long-term investment markets and agreed to acquire Sun F&C Asset Management Company in India.

LIFE AND HEALTH

- New strategies for growth – We implemented new strategies for our entire portfolio of insurance products, intensifying our focus on key growth markets, encouraging multi-product ownership, enhancing flexibility in benefit design, and increasing member level education.
- Refinements to distribution – We continued to enhance our distribution network: growing proprietary distribution, including our non-medical specialist distribution force; expanding wholesaling capabilities; changing compensation to encourage growth; and entering new alliance relationships to expand our independent producer community. To more fully optimize our field distribution organizations, we also created and staffed a National Sales Desk to provide better execution across multiple product lines and business solutions.
- Enhanced capabilities – The Molloy Companies acquisition enhances our ability to help health plan members maintain good health, manage illness and balance their wellness spending. The acquisition also added more than 225,000 members, most of which were in our key growth states.
- Product introductions – We continued to improve our ability to quickly deliver the right new products to the marketplace, including our 900 series medical product rollout and dental product introduction, and our quarterly life product introductions to small and medium-sized business customers. We also laid the groundwork for the rollout of health reimbursement arrangement and health care savings account products in 2004.
- Customer privacy – We successfully completed our efforts to achieve compliance with HIPAA, reflecting our uncompromising commitment to protecting customer privacy.

MORTGAGE BANKING

- Expanding relationships – We continued to strengthen customer relationships, with homeowners increasingly taking advantage of other products offered by The Principal including credit cards and home equity loans through Principal Bank.
- Refinements to distribution – We closed our traditional retail branch channel, focusing consumer mortgage loan origination within Principal Residential Mortgage Direct, which originates loans across the nation online and by telephone. This change makes us a more variable cost operation, improving the long-term profitability of our mortgage banking business.
- Leveraging service into sales – We enhanced our servicing programs, enabling customer service representatives to seamlessly offer additional products to meet customers' specific financial needs.
- Operational efficiency – We continued to aggressively focus on improving quality and efficiency, and making it easier to do business with us through technology. The introduction of technology and refinements to our work flow management during the year enabled us to increase productivity and reduce costs in our post-closing operations by 25 percent.

AWARDS, RECOGNITION, RANKINGS AND MILESTONES

- The 401(k) leader, providing services to more 401(k) plans than any other bank, mutual fund or insurance company (source: CFO magazine April/May 2003).
- Top honors in DALBAR's 2003 Trends & Best Practices in Investor Statements for defined benefit retirement plan statement; Defined Contribution retirement plan statement earns DALBAR Communications Seal for excellence in financial services communications. (January, 2004).
- Tied for first in plan participant satisfaction with provider website (SPARK Research Group, May, 2003).
- First overall of 1,600 defined contribution providers in employee education and participant statement (SPARK Research Group, January, 2004).
- 2003 Insurance Innovators Award for our innovative online process to increase retirement rollover close rates (Insurance & Technology, June, 2003).
- PLANSPONSOR 2003 Defined Contribution Survey "Best in Class" awards in Retiree Services, Clarity of Statements, Accuracy of Reporting and Compliance.

Record 2003 financial results and performance:

- Pension earnings improved 15% to a record $346 million. Each of the pension businesses delivered double-digit earnings growth in 2003.
- Pension full service accumulation account values increased 30 percent, or $13 billion compared to a year ago, to a record $56 billion.
- Pension full service accumulation deposits increased by $1.4 billion, or 13 percent for the year, to a record $12.6 billion.
- Pension full service accumulation sales came in at a record $6.4 billion in 2003, including $1.8 billion in the fourth quarter, our best organic sales quarter ever.

- Total mutual fund assets managed grew 49 percent in 2003 to a record $12.1 billion, ranking us among the 100 largest U.S. mutual fund managers.
- The Principal mutual fund statement ranked 13th out of 81 providers in DALBAR's 2003 Trends & Best Practices in Investor Statements.

- Maintained our top five ranking in the institutional payout annuity market, with sales of $326 million.
- Variable annuity statement ranked #2 of 49 in DALBAR's 2003 Trends & Best Practices in Investor Statements.

- $113.3 billion in assets under management, including over $20 billion in equity assets, over $66 billion in fixed income assets and over $24 billion in real estate assets.
- Principal Real Estate Investors ranked the 4th largest real estate investment manager in the U.S.
- Ranked #7 manager by assets gained in 2003. (Money Management Letter, February, 2004.)
- Improving investment performance – Fixed income and real estate investments continued to show strong investment performance in 2003. Compared to the prior year, Principal Global Investors domestic and international equity funds in the pension separate accounts showed solid improvement, with 69 percent of the funds in the top two quartiles for twelve month Morningstar performance, and 58 percent in the top half for the three year period, compared to 55 percent for both periods at December 31, 2002.

- Ranks as the second largest chartered bank in Iowa.
- Customers in all 50 states.
- Principal Bank achieved its fourth straight year of regulatory profitability.

- Principal Vida Chile, our Chilean annuity company, ranked #2 in terms of annuity premium written, and was named one of *Capital* magazine's Top 25 Best Places to Work in Chile.
- Second largest pension company in Brazil.
- The Tepeyac acquisition in Mexico, (closed first quarter of 2003) makes us the 4th largest AFORE, by number of plan participants, in this important pension market.
- Our Hong Kong pension company is the 6th largest MPF provider based on assets under management.
- Continued strong revenue growth, up 15 percent compared to 2003.
- Continued strong earnings improvement – Benefiting from organic growth, prudent expense management and selective acquisition activity, Principal International's earnings increased 58 percent.
- Assets under management increased 70 percent to $7.5 billion.
- The international customer base now exceeds 5 million, an increase of 35 percent from 2002.

- Principal Life Insurance Company ranked the 8th largest life insurer based on 2002 statutory assets.
- $163.5 billion in individual and group life insurance in force.
- #1 Group Life provider based on in-force contracts (2002).
- 735,000 individual policyholders.
- 74,000 employers with 4.7 million covered members.
- Member growth turnaround – After several consecutive quarters of declining covered members, both dental and medical growth turned positive in the fourth quarter, reflecting the momentum of our growth initiatives. Individual and Group Disability Insurance had strong growth throughout 2003.
- Recognized by Business Insurance as the nation's 3rd largest employee benefit third-party administrator and the 9th largest claims administrator for fee-for-service for self-funded medical plans (February, 2004).
- Web Marketing Association's outstanding website WebAward in 2003, Health Care Service Category, for www.principalhealthnews.com.
- 57 percent of our eligible employer customers are now using our eService platform, more than doubling 2002 eService transaction volume and enabling us to deliver better services at lower cost.

- Record loan production of $58.7 billion, up 25 percent compared to 2002. Reflecting an exceptional refinancing market for most of the year, our Principal Residential Mortgage Direct distribution channel produced $6.5 billion in new mortgage loans during the year, up 152 percent from prior year production. Correspondent lending and wholesale broker relationships delivered $51.2 billion in new loan production, increasing 25 percent.
- 11th largest mortgage servicer. At year-end, the company serviced 958,000 loans with a total principal balance of $118.7 billion. We continued to build a high-quality servicing portfolio, characterized by low delinquency rates, low weighted average interest rates and a high weighted average servicing fee. At year-end, our portfolio of loans at 6.5 percent or below had increased by nearly $47 billion compared to a year ago.
- 12th largest mortgage originator.
- 8th largest correspondent lender.

1879 – 1904

• 1879, Edward Temple founds The Bankers Life Association in Des Moines, Iowa, creating an inexpensive program for bankers and bank employees to obtain life insurance protection.

• Nine years after founding the organization, Edward Temple begins to draw a salary as president of the company.



• First real actuary hired in 1893.

• The Association quickly begins soliciting members outside of Iowa, and was open for membership in twenty-one states by the turn of the century.

• $200 million of life insurance in force on Association's 25th anniversary.

1904 – 1929

• By 1909, the association had become the largest and most successful life insurance assessment company in America, with $400 million of life insurance in force.

• The organization converted from an association to a mutual life insurance company in 1911, changing its name to Bankers Life Company.

• By 1925, some 3000 full and part time salespeople are selling



Your is happy in your lovely Your are happy in their and at They all look forward to your and run to meet you with What a wonderful dear old we live in! If you were in would anything be different for your dear ? OR will you be able to stay in the you love so well when you are ? We can show you the which leads to the happy answer to both ?? This letter is a marking the turn to this Follow through with us and your sweet will ALWAYS BE HAPPY!

Yours very truly,

BANKERS LIFE COMPANY

Secretary.

Bankers Life, primarily door-to-door in the small towns surrounding major metropolitan centers.

• Bankers Life introduces first direct mail piece ever in the life insurance industry in 1927—credited with increasing new sales by $3 million in its first year of use.

• $900 million of life insurance in force on company's 50th anniversary.

1929 – 1954

• Entered the mortgage banking business in 1936.

• Entered the group health and pension businesses in 1941.

• Made first philanthropic contributions during World War I, with the approval of the Iowa Insurance Commissioner.



• Built home office in Des Moines in 1938-1939, recognized by Architectural Record as "The Building of the Decade." The original building, with multiple expansions, remains the home office today.

• $2.3 billion in life insurance in force on company's 75th anniversary.

1954 – 1979

• Recognizing small to medium-sized businesses as an underserved market, the organization began developing products and prototype plans in the areas of group life and health insurance and pensions.
• In 1968, the company establishes a wholly owned mutual fund subsidiary. During that year, the company also became a sponsor of the NBC Today show, along with such companies as General


TODAY

Electric and the Campbell Soup Company.
• Company brings thousands of pension customers into compliance with the Employee Retirement Income Security Act of 1974.
• Company experiences explosive growth in group insurance, with premium income exceeding $1 billion in 1976, nearly quadrupling in less than 10 years.
• $27 billion in life insurance in force on company's 100th anniversary.

1979 – 2003

• Changed name in 1985 to the Principal Financial Group, reflecting the company's evolution to a diversified financial services organization.
• Established Principal Financial Group Foundation, Inc. in 1987, formalizing our commitment to the communities in which we have a major employee presence. Foundation giving exceeds $63 million to date, including $5.8 million in 2003.
• Expansion into select international markets in early 1990's to capitalize on the privatization of


Principal
PFG
NYSE
PFG
NYSE
PFG
NYSE

retirement savings. Principal International now operates in nine countries, and achieved its third consecutive year of profitability in 2003.
• Converted to a mutual insurance holding company in 1998, then to a publicly traded company in 2001. Principal Financial Group, Inc. trades on the New York Stock Exchange under ticker symbol PFG.
• $163+ billion in life insurance in force going into 125th anniversary year.

The Principal

• A premier provider of employee benefits in the United States, serving 100,000 small- to medium-sized businesses.
• Ranks as the number one provider of 401(k)'s and number two defined benefit provider, based on plans, as well as the number one group life provider, the number 3 group dental provider and the number 5 short term disability provider, based on contracts.

Principal Financial Group
125 YEARS
1879-2004

• Continues as "Employer of Choice," winning prestigious Best Places to Work awards from Fortune magazine, AARP, Latina Style, Computerworld magazine and the National Association of Female Executives.
• 15,000 employees in 12 countries worldwide, serving 15 million customers.
• $145 billion in assets under management.

Summary Consolidated Statements of Income

Principal Financial Group, Inc.

	For the year ended December 31, 2003	2002	2001
	(in millions)		
Revenues			
Premiums and other considerations	$ 3,634.1	$ 3,881.8	$ 4,122.3
Fees and other revenues	2,416.2	1,990.8	1,600.7
Net investment income	3,419.6	3,304.7	3,383.6
Net realized/unrealized capital gains (losses)	(65.7)	(354.8)	(514.0)
Total revenues	9,404.2	8,822.5	8,592.6
Expenses			
Benefits, claims, and settlement expenses	4,861.3	5,216.9	5,482.1
Dividends to policyholders	307.9	316.6	313.7
Operating expenses	3,281.3	2,623.2	2,332.7
Total expenses	8,450.5	8,156.7	8,128.5
Income from continuing operations before income taxes	953.7	665.8	464.1
Income taxes	225.8	45.9	83.4
Income from continuing operations, net of related income taxes	727.9	619.9	380.7
Income (loss) from discontinued operations, net of related income taxes	21.8	(196.7)	(11.2)
Income before cumulative effect of accounting changes	749.7	423.2	369.5
Cumulative effect of accounting changes, net of related income taxes	(3.4)	(280.9)	(10.7)
Net income	$ 746.3	$ 142.3	$ 358.8

	For the year ended December 31, 2003	Pro forma (unaudited) For the year ended December 31, 2002	For the year ended December 31, 2001
Earnings per common share			
Basic earnings per common share:			
Income from continuing operations, net of related income taxes	$ 2.23	$ 1.77	$ 1.05
Income (loss) from discontinued operations, net of related income taxes	0.07	(0.56)	(0.03)
Income before cumulative effect of accounting changes	2.30	1.21	1.02
Cumulative effect of accounting changes, net of related income taxes	(0.01)	(0.80)	(0.03)
Net income	$ 2.29	$ 0.41	$ 0.99
Diluted earnings per common share:			
Income from continuing operations, net of related income taxes	$ 2.23	$ 1.77	$ 1.05
Income (loss) from discontinued operations, net of related income taxes	0.06	(0.56)	(0.03)
Income before cumulative effect of accounting changes	2.29	1.21	1.02
Cumulative effect of accounting changes, net of related income taxes	(0.01)	(0.80)	(0.03)
Net Income	$ 2.28	$ 0.41	$ 0.99

The information in the summary consolidated statements of income shown above has been prepared in conformity with accounting principles generally accepted in the U.S. ("U.S. GAAP"). It is a replication of the information in the consolidated statements of operations in Principal Financial Group, Inc.'s 2003 Financial Report. For complete consolidated financial statements, including notes, and management's discussion and analysis of financial condition and results of operations, please refer to the 2003 Financial Report or Form 10-K filed with the Securities and Exchange Commission, both of which can be found at www.principal.com/investor.

Summary Consolidated Balance Sheets

Principal Financial Group, Inc.

	December 31, 2003	December 31, 2002
	(in millions,except per share data)	
Assets		
Fixed maturities, available-for-sale	$ 37,449.7	$ 34,185.7
Fixed maturities, trading	102.9	101.7
Equity securities, available-for-sale	712.5	378.7
Mortgage loans	13,508.1	11,081.9
Real estate	1,537.5	1,229.0
Policy loans	804.1	818.5
Other investments	1,463.0	1,200.1
Total investments	55,577.8	48,995.6
Cash and cash equivalents	1,692.9	1,038.6
Accrued investment income	650.7	646.3
Premiums due and other receivables	719.8	459.7
Deferred policy acquisition costs	1,571.7	1,414.4
Property and equipment	447.8	482.5
Goodwill	184.2	106.5
Other intangibles	121.4	88.8
Mortgage loan servicing rights	1,953.1	1,518.6
Separate account assets	43,407.8	33,501.4
Other assets	1,427.2	1,608.9
Total assets	$ 107,754.4	$ 89,861.3
Liabilities		
Contractholder funds	$ 28,902.5	$ 26,315.0
Future policy benefits and claims	15,474.7	14,736.4
Other policyholder funds	710.2	642.9
Short-term debt	1,617.8	564.8
Long-term debt	2,767.3	1,332.5
Income taxes currently payable	90.0	-
Deferred income taxes	1,644.0	1,177.7
Separate account liabilities	43,407.8	33,501.4
Other liabilities	5,740.5	4,933.4
Total liabilities	100,354.8	83,204.1
Stockholders' equity		
Common stock, par value $.01 per share – 2,500.0 million shares authorized, 377.4 million and 376.7 million shares issued, and 320.7 million and 334.4 million shares outstanding in 2003 and 2002, respectively	3.8	3.8
Additional paid-in capital	7,153.2	7,106.3
Retained earnings (deficit)	630.4	29.4
Accumulated other comprehensive income	1,171.3	635.8
Treasury stock, at cost (56.7 million and 42.3 million shares in 2003 and 2002, respectively)	(1,559.1)	(1,118.1)
Total stockholders' equity	7,399.6	6,657.2
Total liabilities and stockholders' equity	$ 107,754.4	$ 89,861.3

The information in the summary consolidated balance sheets shown above has been prepared in conformity with accounting principles generally accepted in the U.S. ("U.S. GAAP"). It is a replication of the information in the consolidated statements of financial position in Principal Financial Group, Inc.'s 2003 Financial Report. For complete consolidated financial statements, including notes, and management's discussion and analysis of financial condition and results of operations, please refer to the 2003 Financial Report or Form 10-K filed with the Securities and Exchange Commission, both of which can be found at www.principal.com/investor.

Summary Consolidated Statements of Cash Flows

Principal Financial Group, Inc.

	For the year ended December 31, 2003	2002	2001
		(in millions)	
Operating activities			
Net income	$ 746.3	$ 142.3	$ 358.8
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss (income) from discontinued operations, net of related income taxes	(21.8)	196.7	11.2
Cumulative effect of accounting changes, net of related income taxes	3.4	280.9	10.7
Amortization of deferred policy acquisition costs	142.8	144.5	159.9
Additions to deferred policy acquisition costs	(349.8)	(323.4)	(261.7)
Accrued investment income	5.8	(52.2)	(66.2)
Premiums due and other receivables	(69.7)	25.2	(47.3)
Contractholder and policyholder liabilities and dividends	2,043.6	2,154.4	2,005.0
Current and deferred income taxes	312.3	408.4	98.8
Net realized/unrealized capital (gains) losses	65.7	354.8	514.0
Depreciation and amortization expense	117.1	106.0	103.4
Amortization of mortgage servicing rights	434.9	364.9	213.0
Stock-based compensation	22.6	10.5	–
Mortgage servicing rights valuation adjustments	412.5	926.7	101.8
Other	(151.9)	639.9	711.2
Net adjustments	2,967.5	5,237.3	3,553.8
Net cash provided by operating activities	3,713.8	5,379.6	3,912.6
Investing activities			
Available-for-sale securities:			
Purchases	(10,940.4)	(16,683.5)	(14,871.8)
Sales	2,962.7	8,460.0	6,707.7
Maturities	5,229.7	4,473.3	4,729.5
Net cash flows from trading securities	-	(82.4)	(17.0)
Mortgage loans acquired or originated	(62,829.0)	(50,217.3)	(40,456.9)
Mortgage loans sold or repaid	64,135.6	50,027.7	40,908.6
Purchase of mortgage servicing rights	(1,098.4)	(931.7)	(968.4)
Proceeds from sale of mortgage servicing rights	29.9	8.6	31.5
Real estate acquired	(283.3)	(273.8)	(290.0)
Real estate sold	133.3	255.7	803.8
Net change in property and equipment	(28.9)	(59.5)	(90.6)
Net proceeds (disbursements) from sales of subsidiaries	40.9	500.8	(7.9)
Purchases of interest in subsidiaries, net of cash acquired	(136.2)	(54.5)	(11.1)
Net change in other investments	235.8	498.5	(205.4)
Net cash used in investing activities	(2,548.3)	(4,078.1)	(3,738.0)
Financing activities			
Issuance of common stock	18.3	22.0	2,019.3
Payments to eligible policyholders under plan of conversion	–	–	(1,177.5)
Acquisition and sales of treasury stock, net	(453.0)	(742.4)	(367.7)
Proceeds from financing element derivatives	118.0	–	–
Payments from financing element derivatives	(107.3)	–	–
Dividends to shareholders	(145.3)	(83.8)	–
Issuance of long-term debt	34.7	64.1	149.2
Principal repayments of long-term debt	(85.3)	(110.0)	(204.4)
Net proceeds (repayments) of short-term borrowings	(1,183.8)	53.2	52.1
Investment contract deposits	9,586.0	7,014.1	5,054.9
Investment contract withdrawals	(8,666.2)	(7,225.7)	(6,075.1)
Net increase in banking operations	372.7	184.4	144.8
Net cash used in financing activities	(511.2)	(824.1)	(404.4)
Net increase (decrease) in cash and cash equivalents	654.3	477.4	(229.8)
Cash and cash equivalents at beginning of year	1,038.6	561.2	791.0
Cash and cash equivalents at end of year	$ 1,692.9	$ 1,038.6	$ 561.2
Schedule of noncash transactions			
Policy credits to eligible policyholders under plan of conversion			$ 472.6
Stock issued in exchange for membership interest			$ 5,050.3

The information in the summary consolidated statements of cash flows shown above has been prepared in conformity with accounting principles generally accepted in the U.S. ("U.S. GAAP"). It is a replication of the information in the consolidated statements of cash flows in Principal Financial Group, Inc.'s 2003 Financial Report. For complete consolidated financial statements, including notes, and management's discussion and analysis of financial condition and results of operations, please refer to the 2003 Financial Report or Form 10-K filed with the Securities and Exchange Commission, both of which can be found at www.principal.com/investor.

Use of Non-GAAP Financial Measures

The company uses a number of non-GAAP financial measures that management believes are important in understanding and evaluating the normal, recurring operations of our businesses. Non-GAAP measures included in the annual report are operating earnings, operating earnings per diluted share and operating return on average equity excluding other comprehensive income. While such measures are also consistent with metrics utilized by the investment community to evaluate performance, they are not a substitute for U.S. GAAP (GAAP) financial measures. Therefore, we provide below a reconciliation of the non-GAAP measures to the comparable GAAP financial measures.

	Twelve months Ended December 31,				
	2003	2002	2001	2000	1999
Net Income:					
Operating earnings	$ 750.6	$ 749.4	$ 722.1	$ 619.7	$ 480.0
Net realized/unrealized capital gains (losses)	(51.6)	(243.9)	(321.0)	93.0	265.2
Other after-tax adjustments	47.3	(363.2)	(42.3)	(92.5)	(3.1)
Net income	$ 746.3	$ 142.3	$ 358.8	$ 620.2	$ 742.1
Net Income Per Diluted Share:					
Operating earnings per diluted share	$ 2.30	$ 2.14	$ 1.99	$ 1.72	$ 1.33
Net realized/unrealized capital gains (losses)	(0.16)	(0.69)	(0.89)	0.26	0.74
Other after-tax adjustments	0.14	(1.04)	(0.11)	(0.26)	(0.01)
Net income per diluted share*	$ 2.28	$ 0.41	$ 0.99	$ 1.72	$ 2.06
Net income ROE (including OCI**):					
Operating earnings ROE (excluding-OCI)	12.3%	11.8%	10.9%	10.5%	8.9%
Net realized/unrealized capital gains (losses)	-0.8%	-3.8%	-4.8%	1.5%	5.0%
Other after-tax adjustments	0.7%	-5.8%	-0.6%	-1.7%	0.0%
Net income ROE (excluding-OCI)	12.2%	2.2%	5.5%	10.3%	13.9%
Net unrealized capital gains (losses)	-1.8%	-0.2%	-0.2%	0.0%	-0.8%
Foreign currency translation	0.2%	0.1%	0.2%	0.2%	0.1%
Net income ROE (including OCI)	10.6%	2.1%	5.5%	10.5%	13.2%

* Pro forma 360.8 million weighted average diluted shares outstanding is used for periods ending prior to December 31, 2001.

** OCI or Other Comprehensive Income consists of two items—net unrealized gains (losses) on available for sale securities and net foreign currency translations adjustment.

Board of Directors

Principal Financial Group, Inc.
Principal Life Insurance Company



Front to back

First row, left to right: Federico F. Peña, Victor H. Loewenstein, Betsy J. Bernard, Gary E. Costley
Second Row: Richard L. Keyser, Elizabeth E. Tallett, David J. Drury, Arjun K. Mathrani, Sandra L. Helton
Third Row: Charles S. Johnson, J. Barry Griswell, William T. Kerr, C. Daniel Gelatt, Jr.
Not shown: Jocelyn-Carter Miller

Betsy J. Bernard
Past President
AT&T

Jocelyn Carter-Miller
Executive Vice President and
Chief Marketing Officer
Office Depot, Inc.

Gary E. Costley
Chairman and Chief
Executive Officer
Multifoods

David J. Drury
Retired Chairman
The Principal Financial Group

C. Daniel Gelatt, Jr.
President
NMT Corporation

J. Barry Griswell
Chairman, President and
Chief Executive Officer
The Principal Financial Group

Sandra L. Helton
Executive Vice President and
Chief Financial Officer
Telephone and Data Systems, Inc.

Charles S. Johnson
Retired Executive Vice President
DuPont

William T. Kerr
Chairman and Chief
Executive Officer
Meredith Corporation

Richard L. Keyser
Chairman and Chief
Executive Officer
W.W. Grainger, Inc.

Victor H. Loewenstein
Senior Director
Egon Zehnder International

Arjun K. Mathrani
Adjunct Professor – New York
University's Stern School of Business,
St. John's University, New York, and
Cambridge University's Judge
Institute of Management

Federico F. Peña
Managing Director
Vestar Capital Partners

Elizabeth E. Tallett
Principal
Hunter Partners, LLC

Senior Management

The Principal Financial Group
March 2004



J. Barry Griswell
Chairman, President and Chief Executive Officer



John E. Aschenbrenner
President, Insurance and Financial Services



James P. McCaughan
President, Principal Global Investors



Larry D. Zimpleman
President, Retirement and Investor Services



Michael H. Gersie
Executive Vice President and Chief Financial Officer



Karen E. Shaff
Executive Vice President and General Counsel



Paul F. Bognanno
Senior Vice President



Gary M. Cain
Senior Vice President



Ronald L. Danilson
Senior Vice President



James D. DeVries
Senior Vice President



C. Robert Duncan
Senior Vice President



Ralph C. Eucher
Senior Vice President



Nora M. Everett
Senior Vice President



Thomas J. Graf
Senior Vice President



Joyce N. Hoffman
Senior Vice President and Corporate Secretary



Daniel J. Houston
Senior Vice President



Ellen Z. Lamale
Senior Vice President and Chief Actuary



Julia M. Lawler
Senior Vice President and Chief Investment Officer



Mary A. O'Keefe
Senior Vice President and Chief Marketing Officer



Gary P. Scholten
Senior Vice President and Chief Information Officer



Robert A. Slepicka
Senior Vice President



Norman R. Sorensen
Senior Vice President

Operating Companies
of the Principal Financial Group

U.S. Asset Management & Accumulation

BCI Group, LLC
Delaware Charter Guarantee & Trust Company
Post Advisory Group, LLC
Principal Bank
Principal Real Estate Investors, LLC
Principal Commercial Acceptance, LLC
Principal Commercial Funding, LLC
Principal Development Investors, L.L.C.
Principal Enterprise Capital, LLC
Principal Financial Advisors, Inc.
Principal Global Investors, LLC
Principal Life Insurance Company
Principal Management Corporation
Principal Net Lease Investors, L.L.C.
Princor Financial Services Corporation
Professional Pensions, Inc.
Spectrum Asset Management, Inc.

International Asset Management & Accumulation

Argentina
Principal Life Compañía de Seguros, S.A.
Principal Retiro Compañía de Seguros de Retiro, S. A

Australia
Principal Capital Global Investors Limited
Principal Global Investors (Australia) Limited
Principal Hotel Limited
Principal Real Estate Investors (Australia) Limited
Principal Tactical Asset Management Pty Limited

Brazil
BrasilPrev Seguros e Previdência S.A.

Chile
Principal Compañía de Seguros de Vida Chile S.A.
Principal Créditos Hipotecarios, S.A.
Principal Tanner Administradora General de Fondos Mutuos S.A.

Europe
Principal Global Investors (Europe) Limited
Principal Global Investors (Ireland) Limited

Hong Kong
Dao Heng Fund Management Limited
Principal Asset Management Company (Asia) Limited
Principal Insurance Company (Hong Kong) Limited
Principal Trust Company (Asia) Limited
Principal Global Investors (Asia) Limited

India
Principal Asset Management Company Limited
Principal Trustee Company Limited

Japan
ING /Principal Pensions Co. LTD

Malaysia
Commerce Asset Fund Managers Sendirian Berhad
Commerce Trust Berhad

Mexico
Principal México Compañía de Seguros, S.A. de C.V.
Principal Pensiones, S.A. de C.V.
Principal Afore, S.A. de C.V.
Principal Siefore, S.A. de C.V.
Principal Genera, S.A. de C.V., Operadora de Fondos de Inversión

Singapore
Principal Global Investors (Singapore) Limited

Life & Health Insurance

Principal Life Insurance Company
Dental-Net, Inc.
Employers Dental Services, Inc.
Executive Benefit Services, Inc.
HealthRisk Resource Group, Inc.
JF MOLLOY & Associates, Inc.
Molloy Wellness Company
Preferred Product Network, Inc.

Mortgage Banking

Principal Residential Mortgage, Inc.
Principal Wholesale Mortgage, Inc.
Principal Residential Mortgage Capital Resources, LLC

A Family of Mutual Funds
organized by Principal Life Insurance Company

Retail Funds

Principal Balanced Fund, Inc.
Principal Bond Fund, Inc.
Principal Capital Value Fund, Inc.
Principal Cash Management Fund, Inc.
Principal Government Securities Income Fund, Inc.
Principal Growth Fund, Inc.
Principal International Emerging Markets Fund, Inc.
Principal International Fund, Inc.
Principal International SmallCap Fund, Inc.
Principal LargeCap Stock Index Fund, Inc.
Principal Limited Term Bond Fund, Inc.
Principal MidCap Fund, Inc.
Principal Partners Blue Chip Fund, Inc.
Principal Partners Equity Growth Fund, Inc.
Principal Partners LargeCap Blend Fund, Inc.
Principal Partners LargeCap Value Fund, Inc.
Principal Partners MidCap Growth Fund, Inc.
Principal Partners SmallCap Growth Fund, Inc.
Principal Real Estate Securities Fund, Inc.
Principal SmallCap Fund, Inc.
Principal Tax-Exempt Bond Fund, Inc.
Principal Equity Income Fund, Inc.

All retail funds are available in two share classes - each class featuring its own fee and sales charge structure.

Institutional Funds

Principal Investors Fund, Inc.
Principal Variable Contracts Fund, Inc.*

* Available only to fund investment options in certain variable annuity and variable life insurance contracts issued by Principal Life Insurance Company.
Mutual funds and variable contracts are distributed by Princor Financial Services Corporation, a member of the Principal Financial Group, Des Moines, Iowa 50392-0200.
Phone 1-800-247-4123.
The contents of this publication are for general information only and are not intended to solicit the purchase of products from companies of the Principal Financial Group.


SEC MAIL PROCESSING
RECEIVED
APR 01 2004
WASH, D.C. 158 SECTION

125

Y E A R S

THE PRINCIPAL FINANCIAL GROUP®

For 125 years, helping growing businesses,
individuals and institutional clients
achieve financial security and success.

2003 FINANCIAL REPORT


Principal
Financial
Group

Annual Report Presentation

We are presenting our annual report in two parts: this section provides detailed financial information. The other section, "2003 Annual Report" provides a company overview and financial highlights.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Financial Report, including the Management's Discussion and Analysis of Financial Condition and Results of Operations, contains statements which constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements relating to trends in operations and financial results and the business and the products of the Registrant and its subsidiaries, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend" and other similar expressions. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects on the Company. Such forward-looking statements are not guarantees of future performance.

Actual results may differ materially from those included in the forward-looking statements as a result of risks and uncertainties including, but not limited to the following: (1) a decline or increased volatility in the securities markets could result in investors withdrawing from the markets or decreasing their rates of investment, either of which could reduce our net income, revenues and assets under management; (2) our investment portfolio is subject to several risks which may diminish the value of our invested assets and affect our sales, profitability and the investment returns credited to our customers; (3) competition from companies that may have greater financial resources, broader arrays of products, higher ratings and stronger financial performance may impair our ability to retain existing customers, attract new customers and maintain our profitability; (4) a downgrade in Principal Life Insurance Company's ("Principal Life") financial strength ratings may increase policy surrenders and withdrawals, reduce new sales and terminate relationships with distributors and cause some of our existing liabilities to be subject to acceleration, additional collateral support, changes in terms, or creation of additional financial obligations; (5) our efforts to reduce the impact of interest rate changes on our profitability and surplus may not be effective; (6) if we are unable to attract and retain sales representatives and develop new distribution sources, sales of our products and services may be reduced; (7) our international businesses face political, legal, operational and other risks that could reduce our profitability in those businesses; (8) our reserves established for future policy benefits and claims may prove inadequate, requiring us to increase liabilities; (9) our ability to pay stockholder dividends and meet our obligations may be constrained by the limitations on dividends Iowa insurance laws impose on Principal Life; (10) we may need to fund deficiencies in our closed block ("Closed Block") assets which benefit only the holders of Closed Block policies; (11) changes in laws, regulations or accounting standards may reduce our profitability; (12) litigation and regulatory investigations may harm our financial strength and reduce our profitability; (13) fluctuations in foreign currency exchange rates could reduce our profitability; (14) applicable laws and our stockholder rights plan, certificate of incorporation and by-laws may discourage takeovers and business combinations that our stockholders might consider in their best interests; and (15) a downgrade in our debt ratings may adversely affect our ability to secure funds and cause some of our existing liabilities to be subject to acceleration, additional collateral support, changes in terms, or creation of additional financial obligations.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock began trading on the New York Stock Exchange ("NYSE") under the symbol "PFG" on October 23, 2001. Prior to such date, there was no established public trading market for our common stock. On February 19, 2004, there were approximately 585,801 stockholders of record of our common stock.

The following table presents the high and low prices for our common stock on the NYSE for the periods indicated and the dividends declared per share during such periods.

	High	Low	Dividends
2003			
First quarter	**$31.20**	**$25.21**	**—**
Second quarter	**$34.67**	**$27.03**	**—**
Third quarter	**$34.10**	**$30.13**	**—**
Fourth quarter	**$34.36**	**$30.70**	**$0.45**
2002			
First quarter	$27.05	$22.00	—
Second quarter	$31.50	$25.00	—
Third quarter	$30.70	$25.15	—
Fourth quarter	$31.49	$22.50	$0.25

We declared an annual cash dividend of $0.45 per common share on October 24, 2003, and paid such dividend on December 8, 2003, to shareholders of record on the close of business on November 7, 2003. We declared an annual cash dividend of $0.25 per common share on October 25, 2002, and paid such dividend on December 9, 2002, to shareholders of record on the close of business on November 8, 2002. Future dividend decisions will be based on and affected by a number of factors, including our operating results and financial requirements and the impact of regulatory restrictions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" for a discussion of regulatory restrictions on Principal Life's ability to pay us dividends.

Selected Financial Data

The following table sets forth certain selected historical consolidated financial information of Principal Financial Group, Inc. We derived the consolidated financial information for each of the years ended December 31, 2003, 2002 and 2001 and as of December 31, 2003 and 2002 from our audited consolidated financial statements and notes to the financial statements included in this Financial Report. We derived the consolidated financial information for the years ended December 31, 2000 and 1999 and as of December 31, 2001, 2000 and 1999 from our audited consolidated financial statements not included in this Financial Report. The following summary of consolidated financial information has been prepared in accordance with U.S. GAAP.

In order to fully understand our consolidated financial information, you should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited consolidated financial statements and the notes to the financial statements included in this Financial Report. The results for past accounting periods are not necessarily indicative of the results to be expected for any future accounting period.

	As of or for the year ended December 31,				
	2003(1)	2002(1)	2001(1)	2000(1)	1999(1)
	($ in millions, except per share data)				
Income Statement Data:					
Revenues:					
Premiums and other considerations	**$ 3,634.1**	$ 3,881.8	$ 4,122.3	$ 3,996.4	$ 3,937.6
Fees and other revenues	**2,416.2**	1,990.8	1,600.7	1,300.6	1,191.8
Net investment income	**3,419.6**	3,304.7	3,383.6	3,157.6	3,055.3
Net realized/unrealized capital gains (losses)	**(65.7)**	(354.8)	(514.0)	139.6	404.5
Total revenues	**$ 9,404.2**	$ 8,822.5	$ 8,592.6	$ 8,594.2	$ 8,589.2
Income from continuing operations, net of related income taxes	**$ 727.9**	$ 619.9	$ 380.7	$ 611.7	$ 745.2
Income (loss) from discontinued operations, net of related income taxes(2)	**21.8**	(196.7)	(11.2)	8.5	(3.1)
Income before cumulative effect of accounting changes	**749.7**	423.2	369.5	620.2	742.1
Cumulative effect of accounting changes, net of related income taxes(3)	**(3.4)**	(280.9)	(10.7)	—	—
Net income	**$ 746.3**	$ 142.3	$ 358.8	$ 620.2	$ 742.1
Earnings per Share Data(4):					
Income from continuing operations per share:					
Basic	**$ 2.23**	$ 1.77	$ 1.05	N/A	N/A
Diluted	**$ 2.23**	$ 1.77	$ 1.05	N/A	N/A
Net income per share:					
Basic	**$ 2.29**	$ 0.41	$ 0.99	N/A	N/A
Diluted	**$ 2.28**	$ 0.41	$ 0.99	N/A	N/A
Common shares outstanding at year-end (in millions)	**320.7**	334.4	360.1	N/A	N/A
Weighted-average common shares outstanding for the year (in millions)	**326.0**	350.2	362.4	N/A	N/A
Weighted-average common shares and potential common shares outstanding for the year for computation of diluted earnings per share (in millions)	**326.8**	350.7	362.4	N/A	N/A
Cash dividends per share	**$ 0.45**	$ 0.25	N/A	N/A	N/A
Balance Sheet Data:					
Total assets	**$107,754.4**	$89,861.3	$88,350.5	$84,404.9	$83,953.2
Long-term debt	**$ 2,767.3**	$ 1,332.5	$ 1,378.4	$ 1,336.5	$ 1,492.9
Common stock(5)	**$ 3.8**	$ 3.8	$ 3.8	$ —	$ —
Additional paid-in capital(6)	**7,153.2**	7,106.3	7,072.5	—	—
Retained earnings (deficit)(7)	**630.4**	29.4	(29.1)	6,312.5	5,692.3
Accumulated other comprehensive income (loss)	**1,171.3**	635.8	147.5	(60.0)	(139.4)
Treasury stock, at cost	**(1,559.1)**	(1,118.1)	(374.4)	—	—
Total stockholders' equity	**$ 7,399.6**	$ 6,657.2	$ 6,820.3	$ 6,252.5	$ 5,552.9

	As of or for the year ended December 31,				
	2003(1)	2002(1)	2001(1)	2000(1)	1999(1)
	($ in millions, except per share data)				
Other Supplemental Data:					
Assets under management ($ in billions)	**$ 144.9**	$ 111.1	$ 120.2	$ 117.5	$ 116.6
Number of employees (actual)	**14,976**	15,038	17,138	17,473	17,129

(1) For a discussion of items materially affecting the comparability of 2003, 2002, and 2001, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Transactions Affecting Comparability of Results of Operations and Demutualization and Initial Public Offering."

Our consolidated financial information for 2000 and 1999 was affected by the following transactions that affect year-to-year comparability:

- On February 1, 2002, we sold our remaining stake of 15.1 million shares of Coventry Health Care. We accounted for our investment in Coventry using the equity method prior to its sale. Our share of Coventry's net income was $2.1 million, $20.2 million, $20.6 million and $19.1 million for the years ended December 31, 2002, 2001, 2000, and 1999, respectively.

(2) On October 31, 2002, we sold substantially all of BT Financial Group to Westpac Banking Corporation. BT Financial Group is accounted for as a discontinued operation and therefore, the results of operations (excluding corporate overhead) and cash flows have been removed from our income from continuing operations for all periods presented.

(3) See "Notes to Consolidated Financial Statements, Note 1, Nature of Operations and Significant Accounting Policies" for a description of recent accounting changes.

(4) Earnings per share information for 2001 represents unaudited pro forma earnings per common share for the year ended December 31, 2001. For purposes of calculating pro forma per diluted share information, weighted-average shares outstanding were used. For the period January 1, 2001 through October 25, 2001, we estimated 360.8 million common shares were outstanding. This consists of 260.8 million shares issued to eligible policyholders in our demutualization and the 100.0 million shares issued in our initial public offering ("IPO") which closed on October 26, 2001. For the period October 26, 2001 through December 31, 2001, actual shares outstanding were used in the weighted-average share calculation.

(5) During 2001, we issued 260.8 million shares of common stock as compensation in the demutualization, 100.0 million shares of common stock in our IPO and 15.0 million shares of common stock as a result of the exercise of over-allotment options granted to underwriters in the IPO. All shares issued have a $0.01 per share par value.

(6) As of December 31, 2001, represents: a) additional paid-in capital from the demutualization resulting from the reclassification of residual retained earnings of Principal Mutual Holding Company, net of common stock issued ($5,047.7 million); b) net proceeds, net of common stock issued, from the sale of 100.0 million shares of common stock in our IPO ($1,752.9 million); c) net proceeds, net of common stock issued, from the exercise of over-allotment options granted to underwriters in the IPO ($265.2 million); and d) common stock issued and held in a rabbi trust ($6.7 million).

(7) As of December 31, 2001, represents a $29.1 million net loss for the period October 26, 2001 through December 31, 2001. Retained earnings as of October 26, 2001, were reclassified to additional paid-in capital as a result of our demutualization.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following analysis discusses our financial condition as of December 31, 2003, compared with December 31, 2002, and our consolidated results of operations for the years ended December 31, 2003, 2002 and 2001, and, where appropriate, factors that may affect our future financial performance. The discussion should be read in conjunction with our audited consolidated financial statements and the related notes to the financial statements and the other financial information included elsewhere in this Financial Report.

Overview

We provide financial products and services through the following segments:

- U.S. Asset Management and Accumulation, which consists of our asset accumulation operations which provide products and services, including retirement savings and related investment products and services, and our asset management operations conducted through Principal Global Investors. We provide a comprehensive portfolio of asset accumulation products and services to businesses and individuals in the U.S., with a concentration on small and medium-sized businesses, which we define as businesses with fewer than 1,000 employees. We offer to businesses products and services for defined contribution pension plans, including 401(k) and 403(b) plans, defined benefit pension plans, non-qualified executive benefit plans, and employee stock ownership plan consulting services. We also offer annuities, mutual funds and bank products and services to the employees of our business customers and other individuals.

- International Asset Management and Accumulation, which consists of Principal International, offers retirement products and services, annuities, long-term mutual funds and life insurance through subsidiaries in Argentina, Chile, Mexico, Hong Kong and India and joint ventures in Brazil, Japan, and Malaysia. Prior to October 31, 2002, the operating segment included BT Financial Group, an Australia based asset manager. We sold substantially all of BT Financial Group, effective October 31, 2002. See "Transactions Affecting Comparability of Results of Operations."

- Life and Health Insurance, which provides life insurance, health insurance as well as disability insurance throughout the U.S. Our life insurance products include universal and variable universal life, traditional life, and group life. Our health insurance products include medical insurance, dental and vision insurance, and administrative services. Our disability insurance products include individual and group disability insurance.

- Mortgage Banking, which engages in originating, purchasing, selling and servicing residential mortgage loans in the U.S.

Corporate and Other, which manages the assets representing capital that has not been allocated to any other segment. Financial results of the Corporate and Other segment primarily reflect our financing activities (including interest expense), income on capital not allocated to other segments, intersegment eliminations, income tax risks and certain income, expenses and other after-tax adjustments not allocated to the segments based on the nature of such items.

Economic Factors and Trends

The declining interest rate environment and poor performance in the equity markets in 2002 slowed our growth in asset accumulation account values for that year in our U.S. Asset Management and Accumulation segment. Improvements in the equity markets in 2003 contributed to a significant increase in account values by the end of 2003.

In our International Asset and Accumulation segment, we continued to grow our existing business through organic growth in our existing subsidiaries and a combination of joint ventures and strategic acquisitions.

During 2002 and 2003, sales of life insurance have continued to shift from traditional insurance products to universal and variable universal products in our Life and Health Insurance segment. While health insurance membership has declined over the past few years, premium revenue has grown due to price increases and, to some degree, due to the impact of reinsurance.

Declining interest rates in 2002 resulted in increases in the production of both purchase and refinance mortgage loans in our Mortgage Banking segment. This trend continued through all of 2002 and much of 2003. However, interest rates increased during the third and fourth quarters resulting in a decrease in mortgage loan production in the fourth quarter of 2003.

Profitability

Our profitability depends in large part upon our:

- amount of assets under management;
- spreads we earn on our policyholders' general account balances;
- ability to generate fee revenues by providing administrative and investment management services;
- ability to price our life and health insurance products at a level that enables us to earn a margin over the cost of providing benefits and the expense of acquiring and administering those products, which is primarily a function of competitive conditions, persistency, our ability to assess and manage trends in mortality and morbidity experience, our ability to generate investment earnings and our ability to maintain expenses in accordance with pricing assumptions;
- ability to effectively monitor and price residential mortgage loans we originate, purchase, and sell and to manage the expenses we incur in servicing residential mortgage loans;
- ability to effectively hedge the effect of interest rate changes on our residential mortgage servicing rights;
- ability to manage our investment portfolio to maximize investment returns and minimize risks such as interest rate changes or defaults or impairments of invested assets;
- ability to effectively hedge fluctuations in foreign currency to U.S. dollar exchange rates; and
- ability to manage our operating expenses.

Critical Accounting Policies and Estimates

The increasing complexity of the business environment and applicable authoritative accounting guidance requires us to closely monitor our accounting policies. We have identified five critical accounting policies that are complex and require significant judgment and estimates about matters that are inherently uncertain. A summary of our critical accounting policies is intended to enhance the reader's ability to assess our financial condition and results of operations and the potential volatility due to changes in estimates and changes in guidance. We have discussed the identification, selection and disclosure of critical accounting estimates and policies with the Audit Committee of the Board of Directors.

Valuation of Invested Assets

Fixed Maturities, Available-for-Sale. Fixed maturity securities include bonds, mortgage-backed securities and redeemable preferred stock. We classify our fixed maturity securities as either available-for-sale or trading and, accordingly, carry them at fair value. Since many of the fixed maturity securities that we invest in are private market assets, there are not readily available market quotes to determine the fair market value. These assets are valued using a spread pricing matrix. When utilizing a spread pricing matrix, securities are valued through a discounted cash flow method where each bond is assigned a credit and liquidity spread, which is added to the current U.S. Treasury rate to discount the cash flows of the security. Our spread pricing matrix uses the OTR Treasury curve, which is pulled from Bloomberg as of the valuation date. Capital Management Sciences ("CMS") has been contracted to serve as an independent source of credit spreads to be used in the corporate private placement valuation process. The credit spreads are based on weekly indices of the public bond market and vary by industry, credit quality, and average investment life. The liquidity spread is based on the average pick-up a private placement can expect to earn over a comparable public bond because of illiquidity. The spreads assigned to each security change from month to month based on changes in the market. An interest rate increase in the range of 20 to 100 basis points, and holding credit spreads constant, produces total values of $33.0 billion and $31.8 billion, as compared to the recorded amount of $33.3 billion related to our fixed maturity, available-for-sale assets held by the Principal Life General Account.

When evaluating a fixed maturity security for impairment, we consider relevant facts and circumstances in evaluating whether the impairment is other than temporary. Relevant facts and circumstances considered include: (1) the length of time the fair value has been below cost; (2) the financial position and access to capital of the issuer, including the current and future impact of any specific events; and (3) our ability and intent to hold the security to maturity or until it recovers in value. To the extent we determine that a security is deemed to be other than temporarily impaired, the difference between amortized cost and fair value is charged to net income.

There are a number of significant risks and uncertainties inherent in the process of monitoring impairments and determining if an impairment is other than temporary. These risks and uncertainties include: (1) the risk that our assessment of an issuer's ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer; (2) the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated; (3) the risk that our investment professionals are making decisions based on fraudulent or misstated information in the financial statements provided by issuers; and (4) the risk that new information obtained by us or changes in other facts and circumstances lead us to change our intent to hold the security to maturity or until it recovers in value. Any of these situations could result in a charge to net income in a future period. At December 31, 2003, we had $4,289.2 million in available-for-sale fixed maturity securities with gross unrealized losses totaling $155.0 million. Included in the gross unrealized losses are losses attributable to both movements in market interest rates as well as temporary credit issues. Also included in the $155.0 million is $24.8 million in unrealized losses that are attributable to fixed maturity securities that are part of a fair value hedging relationship. As such, the $24.8 million has been recorded in net income versus other comprehensive income. Net income would be reduced by approximately $84.6 million, on an after-tax basis, if all the non-hedged securities were deemed to be other than temporarily impaired. In 2003, we recognized $21.1 million in gains on the sales of impaired securities and an additional $52.1 million in impairment losses on assets that had previously been impaired.

Mortgage Loans. Mortgage loans consist primarily of commercial mortgage loans on real estate. At December 31, 2003, commercial mortgage loans represented $9,630.4 million. Commercial mortgage loans are generally reported at cost adjusted for amortization of premiums and accrual of discounts, computed using the interest method, and net of valuation allowances. Commercial mortgage loans held for sale are carried at the lower of cost or fair value, less cost to sell, and reported as mortgage loans in the statements of financial position.

Commercial mortgage loans on real estate are considered impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to contractual terms of the loan agreement. When we determine that a loan is impaired, a provision for loss is established for the difference between the carrying amount of the mortgage loan and the estimated value. Estimated value is based on either the present value of the expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or fair value of the collateral. The provision for losses is reported as a net realized/unrealized capital loss on our consolidated statements of operations. Mortgage loans deemed to be uncollectible are charged against the allowance for losses, and subsequent recoveries are credited to the allowance for losses. The allowance for losses is maintained at a level believed adequate by us to absorb estimated probable credit losses.

The determination of the calculation and the adequacy of the mortgage loan reserve and mortgage impairments are subjective. Our periodic evaluation and assessment of the adequacy of the allowance for losses and the need for mortgage impairments is based on known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. Our reserving methodology looks at several factors that define five current economic conditions or states ranging from best to worst with positive and negative biases. The determination of the current economic state looks at factors including industry delinquency statistics, portfolio drift based on an internal rating model, the growth in our internal watch list, national real estate space absorption, vacancy levels, national employment growth expectations, projected Gross Domestic Product, projected consumer spending growth, and the capital market assessment and outlook. At December 31, 2003, our determination of the current economic state was average with a negative bias. This economic state coupled with the current portfolio statistics produced a reserve for the Principal Life General Account totaling $48.6 million. Holding all other portfolio criteria constant, if the economic state had been determined to be the best one at December 31, 2003, Principal Life's General Account reserve would have been $9.7 million and if the economic state had been determined to be the worst one, the Principal Life General Account mortgage loan reserve would have totaled $155.5 million. The evaluation of our loan specific reserve component is also subjective, as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans. Our financial position is sensitive to changes in estimated cash flows from mortgages, the value of the collateral, and changes in the economic environment in general.

Insurance Reserves

Reserves are liabilities representing estimates of the amounts that will come due, at some point in the future, to our contractholders. U.S. GAAP, allowing for some degree of managerial judgment, prescribes the methods of establishing reserves.

Future policy benefits and claims include reserves for certain insurance products that are computed using assumptions of mortality, morbidity, lapse, investment performance and expense. These assumptions are based on our experience and are periodically reviewed against industry standards to ensure actuarial credibility. Once these assumptions are made for a given policy or group of policies, they will not be changed over the life of the policy unless we recognize a loss on the entire line of business. Our reserve levels are reviewed throughout the year using internal analysis, the annual audit, and annual statutory asset adequacy analysis. To the extent experience indicates potential loss recognition, we recognize losses on certain lines of business. The ultimate accuracy of the assumptions on these long-tailed insurance products cannot be determined until the obligation of the entire block of business on which the assumptions were made is extinguished. Short-term variances of actual results from the assumptions used in the computation of the reserves are reflected in current period net income and can impact quarter-to-quarter net income.

Future policy benefits and claims also include reserves for incurred but unreported health claims. We record this liability and corresponding benefit expense for claims that are incurred but not yet reported. We recognize claims costs in the period the service was provided to our members. However, claims costs incurred in a particular period are not known with certainty until after we receive, process and pay the claims. We determine the amount of this liability using actuarial methods based on historical claim payment patterns as well as emerging medical cost trends to determine our estimate of claim liabilities. We also look back to assess how our prior periods' estimates developed. To the extent appropriate, changes in such development are recorded as a change to current period claim expense. For the years ending 2003, 2002 and 2001, the amount of the claim reserve adjustment made in that period for prior period estimates was within a reasonable range given our normal claim fluctuations.

Deferred Policy Acquisition Costs ("DPAC")

Commissions and other costs (underwriting, issuance and agency expenses, premium credits, conversion bonuses and first-year bonus interest) that vary with and are primarily related to the acquisition of new and renewal insurance policies and investment contract business are capitalized to the extent recoverable. Maintenance costs and acquisition costs that are not deferrable are charged to operations as incurred.

Deferred policy acquisition costs for universal life-type insurance contracts and participating life insurance policies and investment contracts are being amortized over the lives of the policies and contracts in relation to the emergence of estimated gross profit margins. This amortization is adjusted retrospectively when estimates of current or future gross profits and margins to be realized from a group of products and contracts are revised. The deferred policy acquisition costs of non-participating term life insurance policies are being amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policyholder liabilities.

Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period. Deferred policy acquisition costs would be written off to the extent that it is determined that future policy premiums and investment income or gross profit margins would not be adequate to cover related losses and expenses.

Excluding non-participating term life insurance policies, the deferred policy acquisition cost asset is amortized in relation to the gross profits of the underlying policies, over the expected lifetime of these policies. At issue, we develop an estimate of the expected future gross profits. These estimated gross profits contain assumptions relating to mortality, morbidity, investment yield and expenses. As actual experience emerges, the gross profits may vary from those expected either in magnitude or timing. For our universal life and investment contracts, we are required by accounting practice to reflect the actual gross profits of the underlying policies. In addition, we are required to revise our assumptions regarding future experience as soon as the current assumptions become no longer actuarially credible. Both actions, reflecting actual experience and changing future estimates, can cause changes in the amount of the asset and the pattern of future amortization.

We utilize a mean reversion method (reversion to the mean assumption), a common industry practice, to determine the future equity market growth rate assumption used for the amortization of deferred policy acquisition costs on investment contracts pertaining to individual variable annuities and group annuities which have separate account equity investment options. This practice assumes that the expectation for long-term appreciation is not changed by minor short-term market fluctuations. We periodically update these estimates and evaluate the recoverability of deferred policy acquisition costs. When appropriate, we revise our assumptions of the estimated gross profits of these contracts, and the cumulative amortization is re-estimated and adjusted by a cumulative charge or credit to current operations.

The total DPAC asset balance as of December 31, 2003, was $1.6 billion. The impact of a 1% reduction in the long term investment performance rate assumption on separate accounts in our deferred policy acquisition cost models is an estimated $6.2 million reduction in the deferred policy acquisition cost asset as of December 31, 2003. Also, removing the mean reversion methodology from the deferred policy acquisition cost asset calculation has no impact on the December 31, 2003, asset. Positive equity market performance during 2003 resulted in an observed reversion to the mean as of the end of 2003.

Benefit Plans

The reported expense and liability associated with these plans requires the use of assumptions. We annually review our retirement and other-post retirement benefit plan assumptions for the discount rate, the long-term rate of return on plan assets, and the compensation increase rate.

The assumed discount rate is determined by projecting future benefit payments and discounting those cash flows using rates based on the Bloomberg AA Finance yield to maturity curves. For 2003 year-end, we set the discount rate at 6.25%. A 0.25% decrease in the discount rate would increase pension benefits Projected Benefit Obligation ("PBO") and the 2004 Net Periodic Pension Cost ("NPPC") by approximately $49.2 million and $8.4 million, respectively. A 0.25% decrease in the discount rate would increase other post-retirement benefits Accumulated Postretirement Benefit Obligation ("APBO") and the 2004 Net Periodic Benefit Cost ("NPBC") by approximately $8.3 million and $0.6 million, respectively. A 0.25% increase in the discount rate would result in decreases in benefit obligations and expenses at a level generally commensurate with that noted above.

The assumed long-term rate of return on plan assets is generally set at the long-term rate expected to be earned based on the long-term investment policy of the plans and the various classes of the invested funds. Historical returns of multiple asset classes were analyzed to develop a risk-free real rate of return and risk premiums for each asset class. The risk premiums take into account the long-term level of risk of the asset class. The overall long-term rate for each asset class was developed by combining a long-term inflation component, the risk free real rate of return, and the associated risk premium. A weighted average rate was developed based on long-term returns for each asset class, the plan's target asset allocation policy, and the tax structure of the trusts. For 2004 NPPC and 2004 NPBC for other-post retirement benefits, an 8.5% and 7.31% weighted average long-term rate of return assumption will be used, respectively. A 0.25% decrease in the long-term rate of return would increase 2004 NPPC by approximately $2.5 million and the 2004 NPBC by approximately $0.9 million. A 0.25% increase in this rate would result in a decrease to expense at the same levels. The expected return on plan assets is based on the fair market value of plan assets as of September 30, 2003.

The target asset mix of the pension plan is:

Asset Class	Minimum - Maximum Ranges
U.S. stock	40% - 60%
Fixed income	20% - 30%
Real estate	3% - 10%
Non-U.S. stock	5% - 15%
Non-U.S. fixed income	0% - 7%
Other	0% - 7%

The compensation increase rate assumption is generally set at a rate consistent with current and expected long-term compensation and salary policy, including inflation.

The pension plans' gains/losses are amortized using a straight-line amortization method over the average remaining service period of employees. Actuarial gains/losses are amortized over approximately 9 years for pension costs and over approximately 14 years for benefit costs.

Prior service costs are amortized on a weighted average basis over approximately 5 years for pension costs and over approximately 10 years for benefit costs.

Mortgage Loan Servicing Rights

Mortgage loan servicing rights represent the value of purchasing or originating the right to receive cash flows from servicing mortgage loans. Servicing rights are recorded at the time of sale of the underlying mortgage loans where the related servicing is retained. The total cost of the mortgage loans, which includes the cost to acquire the servicing rights, is allocated to the mortgage loans and the servicing rights based on their relative estimated fair values at the date of sale. To reduce the impact of interest rate fluctuations on net income, we hedge changes in the estimated fair value of our mortgage servicing rights with derivative financial instruments. For mortgage servicing rights designated as a hedged item in a fair value hedge under Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"), as amended, the carrying value of the mortgage servicing rights is adjusted for changes in fair value resulting from the application of hedge accounting. Capitalized servicing rights are carried at the lower of cost or estimated fair value. The capitalized value is amortized in proportion to, and over the period of, estimated net servicing income. Amortization is analyzed periodically and is adjusted to reflect changes in prepayment speeds.

Capitalized mortgage loan servicing rights are periodically assessed for impairment based on the estimated fair value of those rights under SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* ("SFAS 140"). For purposes of performing our impairment evaluation, we stratify the servicing portfolio on the basis of certain predominant risk characteristics, including loan type, note rate, and rate type. To the extent that the carrying value of the servicing rights exceeds estimated fair value for any stratum, a valuation allowance is established, which may be adjusted in the future as the estimated fair value of the servicing rights increase or decrease. Changes in the valuation allowance are recognized in the consolidated statements of operations during the period in which the impairment or recovery occurs.

Fair values are estimated using estimates of discounted future net cash flows over the expected lives of the underlying loans using loan prepayment, discount rate, ancillary fee income and other assumptions we believe market participants would use to value such assets. The reasonableness of our assumptions is confirmed through comparisons against qualified mortgage servicing rights trades that were completed in the prior quarter and quarterly independent surveys. Independent appraisals of the fair value of our servicing portfolio are obtained periodically during the year and are used to evaluate the reasonableness of our fair value conclusions. Due to the continuing lack of an active servicing market, we obtained additional evidence to support our estimated fair value at December 31, 2003. Based on this information, we performed an analysis of our mortgage servicing rights portfolio, which resulted in an additional impairment charge of $141.3 million in December 2003.

During the second quarter of 2003, we established a policy of further evaluating our mortgage servicing rights valuation allowance by identifying portions of the allowance that represent a permanent impairment (i.e., direct write-downs). Each quarter, we will recognize a direct write-down when the gross carrying value is not expected to be recovered in the foreseeable future. We estimate the amount of direct write-downs based on an analysis of the mortgage servicing rights valuation allowance related to loans that have prepaid. Direct write-downs reduce the gross carrying value and the valuation allowance of the mortgage servicing rights, thereby precluding subsequent recapture of previous valuation allowances. The direct write-downs have no impact on net income or financial position in the period of adjustment but may result in a reduction of amortization expense and reduced recovery of impairments in periods subsequent to adjustment.

We must exercise certain judgments and make estimates in the application of this policy. We have some discretion in determining interest rate assumptions to use in its estimates, but we are guided by the benchmark curve of LIBOR/Swap term structure, the volatility of interest rates derived from historical volatility in LIBOR/Swap rates, and the addition of mortgage spread to the modeled 10-year swap rate to derive the mortgage refinancing rate.

We develop prepayment models internally by examining the historical prepayment experience of our portfolio, given the historical interest rate environment. Servicing cost assumptions are derived from budgeted costs, interest differential, and foreclosure losses based on historical evidence, and amortization based on expected non-discounted cash flows. Servicing revenue assumptions are derived from historical experience and include principal and interest float, escrow float, prepayment float, late charges collected, and ancillary income.

The key economic assumptions used in estimating the fair value of mortgage servicing rights at the date of loan sale for sales completed in 2003, 2002 and 2001 were as follows:

	2003	2002	2001
Weighted-average life (years)	**6.78**	6.42	7.84
Weighted-average prepayment speed	**10.20%**	11.91%	9.48%
Yield to maturity discount rate	**6.48%**	6.75%	7.45%

Prepayment speed is the constant prepayment rate that results in the weighted-average life disclosed above.

At December 31, 2003, key economic assumptions and the sensitivity of the current estimated fair value of the mortgage servicing rights to immediate 10% and 20% adverse changes in those assumptions were as follows (dollars in millions):

Estimated fair value of mortgage servicing rights	**$1,959.4**
Expected weighted-average life (in years)	**5.7**
Prepayment speed*	**13.40%**
Decrease in estimated fair value of 10% adverse change	**$ 88.4**
Decrease in estimated fair value of 20% adverse change	**$ 168.9**
Yield to maturity discount rate*	**7.45%**
Decrease in estimated fair value of 10% adverse change	**$ 111.6**
Decrease in estimated fair value of 20% adverse change	**$ 223.2**

* Represents the weighted-average prepayment speed and discount rate for the life of the mortgage servicing rights asset using our Option Adjusted Spread/Monte Carlo simulation of 160 interest rate paths.

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in estimated fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in the assumption to the change in estimated fair value may not be linear. Also, in the above table, the effect of a variation in a particular assumption on the estimated fair value of the servicing rights is calculated independently without changing any other assumption. In reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. For example, changes in prepayment speed estimates could result in changes in the discount rate.

Transactions Affecting Comparability of Results of Operations

Acquisitions

We acquired the following businesses, among others, during the past three years:

Dao Heng Fund Management. On January 31, 2004, our wholly-owned subsidiary, Principal Asset Management Company (Asia) Limited, purchased a 100% ownership of Dao Heng Fund Management ("DHFM") in Hong Kong from Guoco Group Limited ("Guoco"). The acquisition of DHFM increases our presence in the Hong Kong defined contribution pension market.

Molloy Companies. On December 17, 2003, we signed an agreement to acquire the Molloy Companies. The Molloy Companies offer companies and organizations consultative, administrative and claims services for insured and self-funded health plans through top benefit brokers and consultants. Effective January 2, 2004, the operations of the Molloy Companies will be reported in our Life and Health segment.

MW Post Advisory Group. On August 21, 2003, we agreed to purchase approximately 68% of MW Post Advisory Group ("Post Advisory") for $101.6 million. Effective October 15, 2003, we owned 23% of Post Advisory and agreed to purchase an additional 45% on January 5, 2004. As part of our U.S. Asset Management and Accumulation segment, we account for Post

Advisory using the full consolidation method of accounting since, although we are only a minority owner from a voting share perspective prior to January 5, 2004, the terms of the acquisition provide us with control of Post Advisory effective October 15, 2003. Our assets under management increased approximately $3.9 billion at October 31, 2003 as a result of the acquisition.

Principal Asset Management Company. On August 31, 2003, we announced that our wholly-owned subsidiary, Principal Financial Group (Mauritius) Ltd., had entered into a joint venture agreement with Punjab National Bank ("PNB") and Vijaya Bank, two large Indian commercial banks, to sell long-term mutual funds and related financial services in India. The new company will be called Principal PNB Asset Management Company. As part of this transaction, we will roll our existing fund management company, Principal Asset Management Company, into the joint venture. We will retain 65% of the new company, selling 30% to PNB, who will merge its own PNB funds into the new company, and 5% to Vijaya Bank. We expect to close the transaction in the first quarter of 2004.

On June 24, 2003, Principal Financial Group (Mauritius) Ltd. finalized a buy-sale agreement to purchase an additional 50% ownership of IDBI — Principal Asset Management Company in India from Industrial Development Bank of India ("IDBI") for 940 million Indian Rupees ("INR") (approximately U.S. $20.3 million). This transaction gave Principal Financial Group (Mauritius) Ltd. 100% ownership of IDBI — Principal Asset Management Company. Upon completion of the transaction, IDBI — Principal Asset Management Company was renamed to Principal Asset Management Company.

As part of our International Asset Management and Accumulation segment, we account for Principal Asset Management Company's statements of financial position using the full consolidation method of accounting. Activity that affected our statements of operations before our acquisition of majority ownership of the subsidiary is accounted for using the equity method of accounting.

AFORE Tepeyac S.A. de C.V. On February 28, 2003, we purchased a 100% ownership of AFORE Tepeyac S.A. de C.V. ("AFORE Tepeyac") in Mexico from Mapfre American Vida, Caja Madrid and Mapfre Tepeyac for MX$590.0 million Mexican Pesos ("MX$") (approximately U.S. $53.5 million). The operations of AFORE Tepeyac have been integrated into Principal International, Inc., as a part of our International Asset Management and Accumulation segment.

Benefit Consultants, Inc. On January 1, 2003, we acquired Benefit Consultants, Inc. ("BCI Group") headquartered in Appleton, Wisconsin. BCI Group is a full-service consulting, actuarial and administration firm that specializes in administering qualified and nonqualified retirement benefit plans with a primary focus on employee stock ownership plans. Effective, January 1, 2003, the operations of BCI Group are reported in our U.S. Asset Management and Accumulation segment. We have integrated BCI Group operations into Principal Life and refer to it as employer securities group.

Zurich AFORE S.A. de C.V. On May 31, 2002, we purchased a 100% ownership of Zurich AFORE S.A. de C.V. ("Zurich AFORE") in Mexico from Zurich Financial Services for MX$468.4 million (approximately U.S. $49.0 million). The operations of Zurich AFORE have been integrated into Principal International, Inc., as a part of our International Asset Management and Accumulation segment.

Spectrum Asset Management. On October 1, 2001, Spectrum Asset Management ("Spectrum") became an affiliate of Principal Global Investors. The acquisition was accounted for using the purchase method and the results of operations of the acquired business have been included in our financial statements from the date of acquisition. In October 2002, we purchased the remaining 20% of Spectrum. We included revenues of $11.0 million, $5.9 million and $0.8 million for the years ended December 31, 2003, 2002 and 2001, respectively, in our consolidated results of operations.

Dispositions

We entered into disposition agreements or disposed of the following businesses, among others, during the past three years:

BT Financial Group. On October 31, 2002, we sold substantially all of BT Financial Group to Westpac Banking Corporation ("Westpac"). As of December 31, 2003, we have received proceeds of A$958.9 million Australian dollars ("A$") (U.S. $537.4 million) from Westpac, with future contingent proceeds in 2004 of up to A$150.0 million (approximately U.S. $115.0 million). The contingent proceeds will be based on Westpac's future success in growing retail funds under management. We do not anticipate receiving the contingent proceeds.

Excluding contingent proceeds, our total after-tax proceeds from the sale were approximately U.S. $890.0 million. This amount includes cash proceeds from Westpac, expected tax benefits, and gain from unwinding the hedged asset associated with our investment in BT Financial Group.

As of December 31, 2002, we accrued for an estimated after-tax loss on disposal of $208.7 million. For the year ended December 31, 2003, we recognized an after-tax gain of $21.8 million, primarily due to additional tax benefits and additional proceeds received upon completion of the sale to Westpac. These gains were recorded in the income (loss) from discontinued operations in the consolidated statements of operations.

BT Financial Group is accounted for as a discontinued operation and therefore, the results of operations (excluding corporate overhead) and cash flows have been removed from our results of continuing operations for all periods presented. Corporate overhead allocated to BT Financial Group does not qualify for discontinued operations treatment under SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* and therefore is still included in our results of continuing operations.

The results of operations (excluding corporate overhead) for BT Financial Group are reported as other after-tax adjustments in our International Asset Management and Accumulation segment. Selected financial information for the discontinued operations is as follows:

	For the year ended December 31,		
	2003	2002	2001
	(in millions, except as indicated)		
Total assets under management ($ in billions)	$ —	$ —	$ 21.6
Total revenues	$ —	$ 139.7	$220.9
Loss from continuing operations, net of related income taxes (corporate overhead)	$ —	$ (2.6)	$ (3.6)
Income (loss) from discontinued operations:			
Income (loss) before income taxes	—	17.7	(15.6)
Income taxes (benefits)	—	5.7	(4.4)
Income (loss) from discontinued operations(1)	—	12.0	(11.2)
Income (loss) on disposal, net of related income taxes(2)	**21.8**	(208.7)	—
Income (loss) from discontinued operations, net of related income taxes	**21.8**	(196.7)	(11.2)
Cumulative effect of accounting changes, net of related income taxes	—	(255.4)	—
Net income (loss)	**$21.8**	$(454.7)	$(14.8)

(1) The 2002 summary results of operations information is for the ten months ended October 31, 2002, the date of sale of BT Financial Group and, accordingly, there is no statement of operations data to present for 2003.

(2) Net of related income tax benefits of $14.6 million and $89.6 million in 2003 and 2002, respectively.

In connection with the 2002 sale of BT Financial Group, we agreed to indemnify the purchaser, Westpac for, among other things, the costs associated with potential late filings made by BT Financial Group in New Zealand prior to Westpac's ownership, up to a maximum of A$250.0 million Australian dollars (approximately U.S. $190.0 million as of December 31, 2003). New Zealand securities regulations allow Australian issuers to issue their securities in New Zealand provided that certain documents are appropriately filed with the New Zealand Registrar of Companies. Specifically, the regulations require that any amendments to constitutions and compliance plans be filed in New Zealand. In April 2003, the New Zealand Securities Commission ("the Commission") opined that such late filings would result in certain New Zealand investors having a right to return of their investment plus interest at 10% per annum from the date of investment. Consequently, the Commission has advised that it has initiated an inquiry into the matter, both with regard to BT Financial Group and other similar issuers. We view these potential late filings as a technical matter as we believe investors received the information that is required to be provided directly to them. In addition, we believe this technical issue may affect many in the industry and result in a favorable legislative or judicial solution. A relevant legislative solution and judicial action are both pending in New Zealand. Although we cannot predict the outcome of this matter or reasonably estimate losses, we do not believe that it would result in a material adverse effect on our business or financial position. It is possible, however, that it could have a material adverse effect on net income in a particular quarter or annual period.

Coventry Health Care. On February 1, 2002, we sold our remaining stake of 15.1 million shares of Coventry Health Care, Inc. ("Coventry") common stock and a warrant, exercisable for 3.1 million shares of Coventry common stock. We received proceeds of $325.4 million, resulting in a net realized capital gain of $183.0 million, or $114.5 million net of income taxes.

We reported our investment in Coventry in our Corporate and Other segment and accounted for it using the equity method prior to its sale. Our share of Coventry's net income was $2.1 million and $20.2 million for the years ended December 31, 2002 and 2001, respectively.

PT Asuransi Jiwa Principal Indonesia. On September 25, 2001, we disposed of all the stock of PT Asuransi Jiwa Principal Indonesia, our subsidiary in Indonesia. We currently have no business operations in Indonesia. We received nominal proceeds, which resulted in a realized capital loss of $6.7 million in 2001. We included nominal revenues and net loss from our operations in Indonesia in our consolidated results of operations for the year ended December 31, 2001. We received an additional $1.4 million in 2003 pursuant to the 2001 sale agreement, resulting in a $0.9 million after-tax realized capital gain.

Other Transactions

Sale of Retail Field Mortgage Lending Branch Offices. On February 4, 2003, Principal Residential Mortgage signed a definitive agreement to sell the assets of the retail field mortgage lending branches to American Home Mortgage, Inc. ("American Home Mortgage"), an independent retail mortgage banking company. American Home Mortgage has paid Principal Residential Mortgage a guaranteed profit margin on its application pipeline that existed as of February 4, 2003 and has purchased the assets of the branch network and assumed related liabilities.

Reinsurance Transaction. Effective January 1, 2002, we entered into a reinsurance agreement to reinsure group medical insurance contracts. We have amended the contract. Effective January 1, 2003, the reinsurance contract is reported under the deposit method of accounting. This reduces ceded premiums and claims and increases operating expenses with no impact to net income.

Fluctuations in Foreign Currency to U.S. Dollar Exchange Rates

Fluctuations in foreign currency to U.S. dollar exchange rates for countries in which we have operations can affect reported financial results. In years when foreign currencies weaken against the U.S. dollar, translating foreign currencies into U.S. dollars results in fewer U.S. dollars to be reported. When foreign currencies strengthen, translating foreign currencies into U.S. dollars results in more U.S. dollars to be reported.

In January 2002, the Argentine government ended its tie of the Argentine peso to the U.S. dollar, creating a dual currency system with an official fixed exchange rate of 1.4 pesos to 1.0 U.S. dollar for import and export transactions and a "free" floating exchange rate for other transactions, subsequently floating the Argentine peso in February 2002. The devaluation did not materially impact our consolidated results of operations.

Foreign currency exchange rate fluctuations create variances in our financial statement line items but have not had a material impact on our consolidated income from continuing operations. Our consolidated income from continuing operations was negatively impacted $4.7 million, $7.7 million, and $2.7 million for the years ended December 31, 2003, 2002, and 2001, respectively, as a result of fluctuations in foreign currency to U.S. dollar exchange rates. For a discussion of our approaches to foreign currency exchange rate risk, see "Quantitative and Qualitative Disclosures about Market Risk."

Demutualization and Initial Public Offering

Effective October 26, 2001, Principal Mutual Holding Company converted from a mutual insurance holding company to a stock company. All membership interests in Principal Mutual Holding Company were extinguished on that date and eligible policyholders received, in aggregate, 260.8 million shares of common stock, $1,177.5 million of cash and $472.6 million of policy credits as compensation.

In addition, on October 26, 2001, we completed our initial public offering ("IPO") in which we issued 100.0 million shares of common stock at a price of $18.50 per share, prior to the underwriters' exercise of the overallotment option. Net proceeds from the IPO were $1,753.9 million, of which $64.2 million was retained by Principal Financial Group, Inc., and $1,689.7 million was contributed to Principal Life. Proceeds were net of offering costs of $96.5 million and a related tax benefit of $0.4 million.

Costs relating to the demutualization, excluding costs relating to the IPO were $2.0 million and $18.6 million, net of income taxes, in 2002 and 2001, respectively. Demutualization expenses consist primarily of printing and mailing costs and our aggregate cost of engaging independent accounting, actuarial, financial, investment banking, legal and other consultants to advise us on the demutualization. In addition, our costs include the costs of the advisors of the Insurance Commissioner of the State of Iowa and the New York State Insurance Department, other regulatory authorities and internal allocated costs for staff and related costs associated with the demutualization.

Pension Expense

The 2004 pension expense for substantially all of our employees and certain agents is expected to be approximately $56.4 million. This is a decrease of $3.8 million from the 2003 pension expense of $60.2 million, primarily due to the plan's liability experience, an increase in the plan's turnover assumption, and the plan's asset performance. The 2002 pension expense was $6.5 million. The discount rate used to determine the 2004 expense was 6.25%, which is down from the 6.5% discount rate used to calculate the 2003 expense. The expected long-term return on assets assumption used for the 2004 pension expense remained at 8.5%.

Recent Accounting Changes

Interest Rate Lock Commitments

In October 2003, the Financial Accounting Standards Board (the "FASB") added a project to its agenda to clarify SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"), as amended by SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities — an Amendment of FASB Statement No. 133* ("SFAS 138") and SFAS No. 149, *Amendment of FASB Statement 133 on Derivative Instruments and Hedging Activities,* with respect to determining the fair value of interest rate lock commitments ("IRLC"). Specifically, the FASB project will address what information should be used to determine the fair value of an IRLC and whether an IRLC should ever be reported as an asset by the issuer. In December 2003, the SEC staff announced that it intends to release a Staff Accounting Bulletin that will require IRLCs issued after April 1, 2004, be accounted for as written options that would be reported as a liability until expiration or termination of the commitment. Neither the FASB nor the SEC has issued final technical guidance in this area and as such it is not possible to know for certain the impact of this guidance.

Qualified Special-Purpose Entities

In June 2003, the FASB issued an exposure draft, *Qualifying Special-Purpose Entities and Isolation of Transferred Assets an amendment of FASB Statement No 140.* The exposure draft proposed additional restrictions on the activities of a qualifying special purpose entity ("QSPE"). We are monitoring changes to the exposure draft, which may impact the status our QSPE's.

Variable Interest Entities

The FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"), in January 2003. FIN 46 applies to certain entities in which equity investors do not have the characteristics of a controlling financial interest, or do not have sufficient equity at risk for the entities to finance their activities without additional subordinated financial support from other parties. FIN 46 requires the consolidation of variable interest entities ("VIEs") in which an enterprise, known as the primary beneficiary, absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity.

The guidance was effective immediately for all VIEs created after January 31, 2003, and effective July 1, 2003, for all VIEs created before February 1, 2003. In October 2003, the FASB released Staff Position FIN 46-6, *Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities,* that allows the deferral of FIN 46 for all VIEs created or acquired prior to February 1, 2003, until the end of the first interim or annual period ending after December 15, 2003, if certain conditions are met. We invested in one VIE in April 2003, and effective July 1, 2003, consolidated VIEs created or acquired prior to February 1, 2003, for which we are the primary beneficiary.

At July 1, 2003, our consolidated financial statements were adjusted to record a cumulative effect of adopting FIN 46, as follows (in millions):

	Net loss	Accumulated other comprehensive income
Adjustment for intercompany gains and carrying value of assets consolidated	**$(6.1)**	**$14.1**
Income tax impact	**2.7**	**(5.0)**
Total	**$(3.4)**	**$ 9.1**

On December 24, 2003, the FASB issued a revision to FIN 46, Interpretation No. 46 (Revised 2003): *Consolidation of Variable Interest Entities* ("FIN 46R"), to clarify some of the provisions of FIN 46 and to exempt certain entities from its requirements. Under FIN 46R, special effective date provisions apply to entities that have fully or partially applied FIN 46 prior to issuance of FIN 46R. We plan to adopt FIN 46R effective January 1, 2004 and do not anticipate that this will have a material impact on our consolidated statements of operations.

As of July 1, 2003, we consolidated a residential mortgage loan funding VIE, three grantor trusts and several other immaterial VIEs in which we have determined we are the primary beneficiary. The incremental impact on certain financial data, after consideration of our previous investment for these consolidated VIEs, is as follows:

	As of December 31, 2003
	(in millions)
Total assets	**$2,164.3**
Total short-term debt	**$ 615.0**
Total long-term debt	**1,458.0**
Total other liabilities	**95.4**
Total liabilities	**2,168.4**
Total equity	**(4.1)**
Total liabilities and equity	**$2,164.3**

On July 7, 2003, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 03-1, *Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts.* This SOP addresses an insurance enterprise's accounting for certain fixed and variable contract features not covered by other authoritative accounting guidance. This SOP is effective for financial statements for fiscal years beginning after December 15, 2003. This SOP is not expected to have a material impact to our consolidated financial statements.

Results of Operations

The following table presents summary consolidated financial information for the years indicated:

	For the year ended December 31,		
	2003	2002	2001
		(in millions)	
Income Statement Data:			
Revenues:			
Premiums and other considerations	**$3,634.1**	$3,881.8	$4,122.3
Fees and other revenues	**2,416.2**	1,990.8	1,600.7
Net investment income	**3,419.6**	3,304.7	3,383.6
Net realized/unrealized capital losses	**(65.7)**	(354.8)	(514.0)
Total revenues	**9,404.2**	8,822.5	8,592.6
Expenses:			
Benefits, claims and settlement expenses	**4,861.3**	5,216.9	5,482.1
Dividends to policyholders	**307.9**	316.6	313.7
Operating expenses	**3,281.3**	2,623.2	2,332.7
Total expenses	**8,450.5**	8,156.7	8,128.5
Income from continuing operations before income taxes	**953.7**	665.8	464.1
Income taxes	**225.8**	45.9	83.4
Income from continuing operations, net of related income taxes	**727.9**	619.9	380.7
Income (loss) from discontinued operations, net of related income taxes	**21.8**	(196.7)	(11.2)
Income before cumulative effect of accounting changes	**749.7**	423.2	369.5
Cumulative effect of accounting change, net of related income taxes	**(3.4)**	(280.9)	(10.7)
Net income	**$ 746.3**	$ 142.3	$ 358.8

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Premiums and other considerations decreased $247.7 million, or 6%, to $3,634.1 million for the year ended December 31, 2003, from $3,881.8 million for the year ended December 31, 2002. The decrease reflected a $326.5 million decrease from the U.S. Asset Management and Accumulation segment, primarily a result of a decrease in premiums from single premium group annuities with life contingencies, which are typically used to fund defined benefit pension plan terminations. The premium income we receive from these contracts fluctuates due to the variability in the number and size of pension plan terminations in the market, the interest rate environment and our ability to attract new sales. The decrease was partially offset by a $45.6 million increase from the Life and Health Insurance segment, primarily related to increased group disability sales and favorable retention.

Fees and other revenues increased $425.4 million, or 21%, to $2,416.2 million for the year ended December 31, 2003, from $1,990.8 million for the year ended December 31, 2002. The increase was primarily due to a $188.3 million increase from the Mortgage Banking segment primarily resulting from an increase in mortgage loan production volume and growth in the mortgage loan servicing portfolio during the first half of 2003. In addition, U.S. Asset Management and Accumulation fees and other revenues increased $185.2 million primarily related to an increase in management and performance fees, growth in assets under management and growth in account values, which was due to growth in the equity markets and net cash flows.

Net investment income increased $114.9 million, or 3%, to $3,419.6 million for the year ended December 31, 2003, from $3,304.7 million for the year ended December 31, 2002. The increase was primarily a result of a $4,854.4 million, or 10%, increase in average invested assets and cash, excluding the impact of the implementation of FIN 46. Partially offsetting the increase was a decrease in average investment yields. The yield on average invested assets and cash was 6.4% for the year ended December 31, 2003, compared to 6.9% for the year ended December 31, 2002.

Net realized/unrealized capital losses decreased $289.1 million, or 81%, to $65.7 million for the year ended December 31, 2003, from $354.8 million for the year ended December 31, 2002. The decrease is due to a $199.8 million decrease in other than temporary declines in the value of certain fixed maturity and equity securities, a $164.2 million increase in gains related to the mark to market and sales of certain seed money investments, a $93.0 million decrease in losses related to credit impaired sales, and $25.4 million increase in gains due to the strengthening of the foreign currency exchange rates. These items are partially offset by a $183.0 million capital gain related to the sale of our investment in Coventry in 2002 and $53.7 million less gains on the sale of other fixed maturity securities in 2003.

The following table highlights the contributors to net realized/unrealized capital gains and losses for the year ended December 31, 2003.

	For the year ended December 31, 2003			
	Impairments	Net realized gains (losses) on disposal	Hedging adjustments	Net realized/ unrealized capital gains (losses)
		(in millions)		
Fixed maturity securities(1)	**$(152.6)**	**$ (9.1)**	**$(62.3)**	**$(224.0)**
Equity securities(2)	**(4.6)**	**8.9**	**—**	**4.3**
Mortgage loans on real estate(3)	**(2.2)**	**—**	**—**	**(2.2)**
Real estate	**(11.5)**	**4.8**	**—**	**(6.7)**
Derivatives	**—**	**—**	**107.2**	**107.2**
Other(4)	**—**	**121.2**	**(65.5)**	**55.7**
Total	**$(170.9)**	**$125.8**	**$(20.6)**	**$ (65.7)**

(1) Impairments include $21.1 million in recoveries on the sale of previously impaired assets and $173.7 million of impairment losses. Net realized gains (losses) on disposal includes gross realized gains of $55.7 million and gross realized losses of $64.8 million.

(2) Impairments include $6.2 million in recoveries on the sale of previously impaired assets and $10.8 million of impairment losses. Net realized gains (losses) on disposal includes gross realized gains of $9.8 million and gross realized losses of $0.9 million.

(3) Includes $36.2 million in realized losses due to sale, foreclosure, or impairment write-downs of commercial mortgage loans offset by a $34.0 million decrease in commercial mortgage valuation allowance.

(4) Net realized gains (losses) on disposal includes $85.9 million for mark to market gains on seed money and $35.2 million related to foreign currency gains.

Benefits, claims and settlement expenses decreased $355.6 million, or 7%, to $4,861.3 million for the year ended December 31, 2003, from $5,216.9 million for the year ended December 31, 2002. The decrease was primarily due to a $390.6 million decrease from the U.S. Asset Management and Accumulation segment, primarily reflecting the decline in reserves resulting from a decrease in sales of single premium group annuities with life contingencies.

Dividends to policyholders decreased $8.7 million, or 3%, to $307.9 million for the year ended December 31, 2003, from $316.6 million for the year ended December 31, 2002. The decrease was due to a $6.0 million decrease from the Life and Health Insurance segment, resulting from changes in the individual life insurance dividend scale and a decrease in the dividend interest crediting rates. In addition, the decrease was attributable to a $2.7 million decrease from the U.S. Asset Management and Accumulation segment, resulting from a decrease in dividends for our participating pension full-service accumulation products.

Operating expenses increased $658.1 million, or 25%, to $3,281.3 million for the year ended December 31, 2003, from $2,623.2 million for the year ended December 31, 2002. The increase was primarily due to a $404.3 million increase from the Mortgage Banking segment primarily resulting from impairments of mortgage loan servicing rights and, to a lesser extent, due to growth in the mortgage loan servicing portfolio. The increase also reflected a $178.5 million increase from the U.S. Asset Management and Accumulation segment, primarily reflecting the full consolidation of our newly acquired Post Advisory subsidiary, higher incentive compensation accruals and increases in employee benefit costs.

Income taxes increased $179.9 million to $225.8 million for the year ended December 31, 2003, from $45.9 million for the year ended December 31, 2002. The effective income tax rate was 24% for the year ended December 31, 2003, and 7% for the year ended December 31, 2002. The effective income tax rates for the years ended December 31, 2003 and 2002 were lower than the corporate income tax rate of 35% primarily due to income tax deductions allowed for corporate dividends received. The increase in the effective tax rate to 24% in 2003 from 7% in 2002 was primarily due to the favorable settlement of an IRS audit issue in 2002.

As a result of the foregoing factors and the inclusion of income or loss from discontinued operations and the cumulative effect of accounting changes, net of related income taxes, net income increased $604.0 million to $746.3 million for the year ended December 31, 2003, from $142.3 million for the year ended December 31, 2002. The income or loss from discontinued operations was related to our sale of BT Financial Group. The cumulative effect of accounting change was related to our implementation of FIN 46 in 2003 and SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142") in 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Premiums and other considerations decreased $240.5 million, or 6%, to $3,881.8 million for the year ended December 31, 2002, from $4,122.3 million for the year ended December 31, 2001. The decrease reflected a $183.0 million decrease from the International Asset Management and Accumulation segment primarily resulting from decreased sales of single premium annuities with life contingencies due to the sale of a large group annuity contract in 2001 and to a lesser extent, prolonged government retention of potential annuitants in 2002 in Mexico. In addition, the decrease reflected a $37.7 million decrease from the Life and Health Insurance segment, primarily related to the reclassification of revenues from our group universal life insurance product from premiums to fee revenues and the shift in customer preference from individual traditional life insurance products to individual universal and variable universal life insurance products, partially offset by strong disability insurance sales in 2002.

Fees and other revenues increased $390.1 million, or 24%, to $1,990.8 million for the year ended December 31, 2002, from $1,600.7 million for the year ended December 31, 2001. The increase was primarily due to a $326.9 million increase from the Mortgage Banking segment primarily resulting from mortgage loan production fee revenues, reflecting the increase in mortgage loan production volume.

Net investment income decreased $78.9 million, or 2%, to $3,304.7 million for the year ended December 31, 2002, from $3,383.6 million for the year ended December 31, 2001. The decrease was primarily related to a decrease in investment yields. The yield on average invested assets and cash was 6.9% for the year ended December 31, 2002, compared to 7.7% for the year ended December 31, 2001. This reflects a decrease in investment gains on real estate due to lower sales of certain real estate held-for-sale, compared to an unusually high volume of sales during 2001. In addition, the decrease reflects lower average investment yields due in part to a lower interest rate environment and to a lesser extent, due to a decrease in commercial mortgage loan prepayment fee income. The decrease was partially offset by a $3,565.1 million, or 8%, increase in average invested assets and cash.

Net realized/unrealized capital losses decreased $159.2 million, or 31%, to $354.8 million for the year ended December 31, 2002, from $514.0 million for the year ended December 31, 2001. The decrease was due to the $183.0 million capital gain realized as the result of the sale of our investment in Coventry in February 2002 and the $38.4 million loss on the sale of our operations in Spain in 2001, a $79.7 million decrease in losses on fixed maturity securities sales, and a $58.5 million decrease in losses on equity securities sales. These decreases were partially offset by an increase of $109.9 million in other than temporary impairments of fixed maturity securities, a $19.7 million increase in the other than temporary declines in the value of equity securities, an increase of $54.1 million in mark to market losses on certain seed money investments, and an increase of $28.0 million in losses on derivatives.

The following table highlights the contributors to net realized/unrealized capital gains and losses for the year ended December 31, 2002.

	For the year ended December 31, 2002			
	Impairments	Net realized gains (losses) on disposal	Hedging adjustments	Net realized/ unrealized capital gains (losses)
		(in millions)		
Fixed maturity securities(1)	$(326.4)	$(42.0)	$ 6.1	$(362.3)
Equity securities(2)	(30.6)	1.9	—	(28.7)
Mortgage loans on real estate(3)	(10.3)	—	—	(10.3)
Real estate	—	9.3	—	9.3
Derivatives	—	—	(73.3)	(73.3)
Other	—	94.8	15.7	110.5
Total	$(367.3)	$ 64.0	$(51.5)	$(354.8)

(1) Impairment losses include $2.9 million in recoveries on the sale of previously impaired assets and $329.3 million of impairment losses. Net realized gains (losses) on disposal includes gross realized gains of $152.5 million and gross realized losses of $194.5 million.

(2) Impairments include $30.6 million of impairment losses and no recoveries on the sale of previously impaired assets. Net realized gains (losses) on disposal includes gross realized gains of $4.1 million and gross realized losses of $2.2 million.

(3) Includes $14.7 million in realized losses due to sale, foreclosures or impairment write-downs of commercial mortgage loans offset by a $4.4 million decrease in commercial mortgage valuation allowance.

Benefits, claims and settlement expenses decreased $265.2 million, or 5%, to $5,216.9 million for the year ended December 31, 2002, from $5,482.1 million for the year ended December 31, 2001. The decrease was partially due to a $149.5 million decrease from the International Asset Management and Accumulation segment due to higher reserve changes and policy and contract benefit payments recognized in 2001 due to the sale of a large group annuity contract, and to a lesser extent, prolonged government retention of potential annuitants in 2002 in Mexico. The decrease was also due to a $57.6 million decrease from the Life and Health Insurance segment, primarily due to amounts received from a reinsurer and lower death claims. In addition, the decrease was due to a $52.8 million decrease from the U.S. Asset Management and Accumulation segment, primarily reflecting a decrease in interest credited to customers and a decrease in sales of single premium group annuities with life contingencies.

Dividends to policyholders increased $2.9 million to $316.6 million for the year ended December 31, 2002, from $313.7 million for the year ended December 31, 2001. The increase was attributable to a $2.9 million increase from the U.S. Asset Management and Accumulation segment, resulting from an increase in dividends for our participating pension full-service accumulation products.

Operating expenses increased $290.5 million, or 12%, to $2,623.2 million for the year ended December 31, 2002, from $2,332.7 million for the year ended December 31, 2001. The increase was largely due to a $355.9 million increase from the Mortgage Banking segment primarily resulting from growth in the mortgage loan servicing portfolio, an increase in impairment of capitalized mortgage servicing rights net of servicing hedge activity and an increase in the mortgage loan production volume. The increase was partially offset by a $43.1 million decrease from the Corporate and Other segment, primarily due to expenses recognized in 2001 related to our demutualization, federal income tax interest related to the settlement of an IRS audit issue in 2002, offset partially by an increase to a loss contingency reserve established for sales practices litigation in 2002.

Income taxes decreased $37.5 million, or 45%, to $45.9 million for the year ended December 31, 2002, from $83.4 million for the year ended December 31, 2001. The effective income tax rate was 7% for the year ended December 31, 2002, and 18% for the year ended December 31, 2001. The effective income tax rates for the years ended December 31, 2002 and 2001 were lower than the corporate income tax rate of 35% primarily due to income tax deductions allowed for corporate dividends received. Our effective income tax rate was also reduced in 2001 due to additional tax benefits related to excess tax over book capital losses realized from the sales of our operations in Spain and Indonesia. The effective tax rate decreased to 7% in 2002 from 18% in 2001 primarily due to the favorable settlement of an IRS audit issue in 2002.

As a result of the foregoing factors and the inclusion of loss from discontinued operations and the cumulative effect of accounting change, net of related income taxes, net income decreased $216.5 million, or 60%, to $142.3 million for the year ended December 31, 2002, from $358.8 million for the year ended December 31, 2001. The loss from discontinued operations was related to our sale of BT Financial Group. The cumulative effect of accounting change was related to our implementation of SFAS 142 in 2002 and SFAS 133 in 2001.

Results of Operations by Segment

We use segment operating earnings, which excludes the effect of net realized/unrealized capital gains and losses, as adjusted, and other after-tax adjustments, for goal setting, determining employee compensation, and evaluating performance on a basis comparable to that used by securities analysts. Segment operating earnings are determined by adjusting U.S. GAAP net income for net realized/unrealized capital gains and losses, as adjusted, and other after-tax adjustments we believe are not indicative of overall operating trends. Note that after-tax adjustments have occurred in the past and could recur in future reporting periods. While these items may be significant components in understanding and assessing our consolidated financial performance, we believe the presentation of segment operating earnings enhances the understanding of our results of operations by highlighting earnings attributable to the normal, ongoing operations of our businesses.

The following table presents segment information as of or for the years ended December 31, 2003, 2002 and 2001:

	As of or for year ended December 31,		
	2003	2002	2001
		(in millions)	
Operating revenues by segment:			
U.S. Asset Management and Accumulation	**$ 3,651.0**	$ 3,780.5	$ 3,799.8
International Asset Management and Accumulation	**412.1**	357.9	508.4
Life and Health Insurance	**4,014.3**	3,946.8	3,946.4
Mortgage Banking	**1,396.8**	1,153.0	757.4
Corporate and Other(1)	**8.8**	(15.1)	101.7
Total segment operating revenues	**9,483.0**	9,223.1	9,113.7
Net realized/unrealized capital losses, including recognition of front-end fee revenues and certain market value adjustments to fee revenues(3)	**(78.8)**	(400.6)	(527.4)
Investment income generated from IPO proceeds(2)	**—**	—	6.3
Total revenue per consolidated statements of operations	**$ 9,404.2**	$ 8,822.5	$ 8,592.6
Operating earnings (loss) by segment, net of related income taxes:			
U.S. Asset Management and Accumulation	**$ 433.8**	$ 370.9	$ 353.8
International Asset Management and Accumulation	**34.9**	19.5	2.3
Life and Health Insurance	**241.2**	233.1	201.2
Mortgage Banking	**53.2**	142.9	126.7
Corporate and Other	**(12.5)**	(17.0)	38.1
Total segment operating earnings, net of related income taxes	**750.6**	749.4	722.1
Net realized/unrealized capital losses, as adjusted(3)	**(51.6)**	(243.9)	(321.0)
Other after-tax adjustments(4)	**47.3**	(363.2)	(42.3)
Net income per consolidated statements of operations	**$ 746.3**	$ 142.3	$ 358.8
Assets by segment:			
U.S. Asset Management and Accumulation(5)	**$ 83,904.8**	$70,371.9	$68,543.8
International Asset Management and Accumulation	**3,011.4**	2,202.5	4,956.9
Life and Health Insurance	**12,171.8**	11,356.3	10,776.2
Mortgage Banking(6)	**5,558.8**	3,740.1	2,718.8
Corporate and Other(7)	**3,107.6**	2,190.5	1,354.8
Total consolidated assets	**$107,754.4**	$89,861.3	$88,350.5

(1) Includes inter-segment eliminations primarily related to internal investment management fee revenues, commission fee revenues paid to U.S. Asset Management and Accumulation agents for selling Life and Health Insurance segment insurance products, internal interest paid to our Mortgage Banking segment for escrow accounts deposited with our U.S. Asset

Management and Accumulation segment and real estate joint venture rental income. In 2001, the Corporate and Other segment reported rental income from real estate joint ventures for office space used by other segments.

(2) Interest income generated from IPO proceeds is reported in other after-tax adjustments on the operating earnings statement.

(3) In addition to sales activity and other than temporary impairments, net realized/unrealized capital gains (losses) include unrealized gains (losses) on mark to market changes in certain seed money investments and investments classified as trading securities, as well as unrealized gains (losses) on certain derivatives. Net realized/unrealized capital gains (losses), as adjusted, are net of income taxes, net realized capital gains and losses distributed, minority interest capital gains and losses, related changes in the amortization pattern of deferred policy acquisition costs, recognition of front-end fee revenues for sales charges on pension products and services and certain market value adjustments to fee revenues.

	For the year ended December 31,		
	2003	2002	2001
		(in millions)	
Net realized/unrealized capital losses	**\$(65.7)**	\$(354.8)	\$(514.0)
Certain market value adjustments to fee revenues	**(17.7)**	(31.8)	(14.9)
Recognition of front-end fee revenues	**4.6**	(14.0)	1.5
Net realized/unrealized capital losses, including recognition of front-end fee revenues and certain market value adjustments to fee revenues	**(78.8)**	(400.6)	(527.4)
Amortization of deferred policy acquisition costs related to net realized capital gains (losses)	**5.1**	35.4	18.6
Capital gains distributed	**(4.5)**	(12.7)	—
Minority interest capital gains	**(0.1)**	—	—
Net realized/unrealized capital losses, including recognition of front-end fee revenues and certain market value adjustments to fee revenues, net of related amortization of deferred policy acquisition costs, capital gains distributed, and minority interest capital gains	**(78.3)**	(377.9)	(508.8)
Income tax effect	**26.7**	134.0	187.8
Net realized/unrealized capital losses, as adjusted	**\$(51.6)**	\$(243.9)	\$(321.0)

(4) For the year ended December 31, 2003, other after-tax adjustments of \$47.3 million included (1) the positive effects of: (a) a decrease in income tax reserves established for contested IRS tax audit matters (\$28.9 million) and (b) a change in the estimated loss on disposal of BT Financial Group (\$21.8 million) and (2) the negative effect of a cumulative effect of accounting change related to the implementation of FIN 46 (\$3.4 million). For the year ended December 31, 2002, other after-tax adjustments of \$363.2 million included (1) the negative effects of: (a) a cumulative effect of accounting change related to our implementation of SFAS 142 (\$280.9 million); (b) a loss from the discontinued operations of BT Financial Group (\$196.7 million); (c) an increase to a loss contingency reserve established for sales practices litigation (\$21.6 million); and (d) expenses related to our demutualization (\$2.0 million) and (2) the positive effect of the settlement of an IRS audit issue (\$138.0 million). For the year ended December 31, 2001, other after-tax adjustments of \$42.3 million included (1) the negative effects of: (a) expenses related to our demutualization (\$18.6 million); (b) the loss on discontinued operations of BT Financial Group (\$11.2 million); (c) a cumulative effect of change in accounting principle related to our implementation of SFAS 133 (\$10.7 million); and (d) an increase to our loss contingency reserve for sales practices litigation (\$5.9 million) and (2) the positive effect of investment income generated from the proceeds of our IPO (\$4.1 million).

(5) U.S. Asset Management and Accumulation separate account assets include shares of the Principal Financial Group stock allocated to a separate account, a result of our demutualization. The value of the separate account was \$833.9 million, \$1.0 billion, and \$1.3 billion at December 31, 2003, 2002, and 2001, respectively. Activity of the separate account was reflected in both separate account assets and separate account liabilities and did not impact our results of operations.

(6) As a result of the implementation of FIN 46, effective July 1, 2003, Mortgage Banking assets include the full consolidation of Principal Residential Mortgage Capital Resources, LLC ("PRMCR"), which provides a source of funding for our residential mortgage loan production. PRMCR held \$2.0 billion in mortgage loans held for sale as of December 31, 2003.

(7) Includes inter-segment elimination amounts related to internally generated mortgage loans and an internal line of credit. The U.S. Asset Management and Accumulation segment and Life and Health Insurance segment reported mortgage loan assets issued for real estate joint ventures. These mortgage loans were reported as liabilities in the Corporate and Other segment. In addition, the Corporate and Other segment managed a revolving line of credit used by other segments.

U.S. Asset Management and Accumulation Segment

Asset Accumulation Trends

Our sales of pension and other asset accumulation products and services in the U.S. have been affected by overall trends in the U.S. retirement services industry, as our customers have begun to rely less on defined benefit retirement plans, social security and other government programs. Recent trends in the work environment include a more mobile workforce and the desire of employers to shift the market risk of retirement investments to employees by offering defined contribution plans rather than defined benefit plans. These trends are increasing the demand for defined contribution pension arrangements such as 401(k) plans, mutual funds or variable annuities. The "baby-boom" generation of U.S. workers has reached an age at which saving for retirement is critical and it continues to seek tax-advantaged investment products for retirement. Also, the Economic Growth and Tax Relief Reconciliation Act of 2001 had many of its provisions become effective in 2002, which increased allowed contribution limits and a number of other opportunities to save for retirement. Considering these trends, asset accumulation account values increased as of December 31, 2003, primarily due to significant additional gross new deposits, strong performance of the equity markets and retention of assets from existing clients. The declining interest rate environment and poor performance in the equity markets in 2002 slowed our growth in asset accumulation account values for that year. The interest rate environment continued its low trend in 2003 while the S & P 500 posted a 26.4% gain resulting in a significant increase in total account values by the end of 2003.

The following table provides a summary of U.S. Asset Accumulation account values as of December 31, 2003, 2002 and 2001:

As of	U.S. Asset Accumulation Total account values
	(in billions)
December 31, 2003	**$91.7**
December 31, 2002	73.8
December 31, 2001	71.0

Asset Management Trends

Asset management services have been among the most profitable and rapidly growing sectors of the financial services industry, at both the retail and institutional level. We seek to take advantage of current trends, which indicate that both retail and institutional investors embrace specialization, providing increased fees to successful active managers with expertise in specialty and niche areas. Our U.S. third-party assets under management increased $10.1 billion during 2003.

The following table provides a summary of Principal Global Investors' affiliated and third-party assets under management as of December 31, 2003, 2002 and 2001:

	Principal Global Investors		
As of	Affiliated assets under management	Third-party assets under management	Total assets under management
		(in billions)	
December 31, 2003	**$88.6**	**$24.7**	**$113.3**
December 31, 2002	77.7	14.6	92.3
December 31, 2001	77.8	7.9	85.7

U.S. Asset Management and Accumulation Segment Summary Financial Data

The following table presents certain summary financial data relating to the U.S. Asset Management and Accumulation segment for the years indicated:

	For the year ended December 31,		
	2003	2002	2001
		(in millions)	
Operating Earnings Data:			
Operating revenues(1):			
Premiums and other considerations	**$ 420.0**	$ 746.5	$ 766.3
Fees and other revenues	**833.7**	681.2	633.1
Net investment income	**2,397.3**	2,352.8	2,400.4
Total operating revenues	**3,651.0**	3,780.5	3,799.8
Expenses:			
Benefits, claims and settlement expenses, including dividends to policyholders	**2,146.6**	2,539.9	2,589.8
Operating expenses	**934.5**	773.4	773.7
Total expenses	**3,081.1**	3,313.3	3,363.5
Pre-tax operating earnings	**569.9**	467.2	436.3
Income taxes	**136.1**	96.3	82.5
Operating earnings	**433.8**	370.9	353.8
Net realized/unrealized capital losses, as adjusted	**(82.1)**	(250.5)	(164.7)
Other after-tax adjustments	**(1.7)**	—	(10.8)
U.S. GAAP Reported:			
Net income	**$ 350.0**	$ 120.4	$ 178.3

(1) Excludes net realized/unrealized capital losses and their impact on recognition of front-end fee revenues and certain market value adjustments to fee revenues.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Premiums and other considerations decreased $326.5 million, or 44%, to $420.0 million for the year ended December 31, 2003, from $746.5 million for the year ended December 31, 2002. The decrease primarily resulted from a $353.9 million decrease in pension full-service payout sales of single premium group annuities with life contingencies, which are typically used to fund defined benefit plan terminations. The premium income received from these contracts fluctuates due to the variability in the number and size of pension plan terminations, the interest rate environment and the ability to attract new sales.

Fees and other revenues increased $152.5 million, or 22%, to $833.7 million for the year ended December 31, 2003, from $681.2 million for the year ended December 31, 2002. Principal Global Investors fees and other revenues increased $96.8 million primarily due to increased management and performance fees from the full consolidation of our newly acquired Post Advisory subsidiary, increased revenues from Spectrum due to growth in assets under management and the inclusion of our asset management offshore operations. Pension full-service accumulation fees and other revenue increased $50.0 million primarily due to an increase in revenue from improvements in the equity markets and net cash flow, which have led to higher account values, and increased revenue from our employer securities group acquisition, BCI Group.

Net investment income increased $44.5 million, or 2%, to $2,397.3 million for the year ended December 31, 2003, from $2,352.8 million for the year ended December 31, 2002. The increase reflects a $3,096.6 million, or 9%, increase in average invested assets and cash for the segment. The increase was partially offset by a decrease in the average annualized yield on invested assets and cash, which was 6.3% for the year ended December 31, 2003, compared to 6.7% for the year ended December 31, 2002. This reflects lower yields on fixed maturity securities and commercial mortgages due in part to a lower interest rate environment.

Benefits, claims and settlement expenses, including dividends to policyholders, decreased $393.3 million, or 15%, to $2,146.6 million for the year ended December 31, 2003, from $2,539.9 million for the year ended December 31, 2002. The decrease primarily resulted from a $351.8 million decrease in our pension full-service payout business as a result of decreased sales of single premium group annuities with life contingencies. Also contributing to the decrease was a $56.0 million decrease in pension full-service accumulation business due primarily to declining business from our participating block and to lower interest credited on our non-participating deposit type business.

Operating expenses increased $161.1 million, or 21%, to $934.5 million for the year ended December 31, 2003, from $773.4 million for the year ended December 31, 2002. The increase primarily resulted from a $104.9 million increase in Principal Global Investors operating expenses due to the full consolidation of our newly acquired Post Advisory subsidiary, the inclusion of our asset management offshore operations and higher incentive compensation accruals. In addition, pension full-service accumulation operating expenses increased $41.3 million due to higher non-deferrable compensation related costs including incentive compensation costs and increases in employee benefit costs, expenses from employer securities group and increased amortization of DPAC in 2003.

Income taxes increased $39.8 million, or 41%, to $136.1 million for the year ended December 31, 2003, from $96.3 million for the year ended December 31, 2002. The effective income tax rate for this segment was 24% for the year ended December 31, 2003, and 21% for the year ended December 31, 2002. The effective income tax rates for the years ended December 31, 2003 and 2002, were lower than the corporate income tax rate of 35%, as a result of income tax deductions allowed for corporate dividends received, for which an estimated benefit recognition rate decreased during 2003 compared to 2002, and other tax-exempt income.

As a result of the foregoing factors, operating earnings increased $62.9 million, or 17%, to $433.8 million for the year ended December 31, 2003, from $370.9 million for the year ended December 31, 2002.

Net realized/unrealized capital losses, as adjusted, decreased $168.4 million, or 67%, to $82.1 million for the year ended December 31, 2003, from $250.5 million for the year ended December 31, 2002. The decrease is due to lower capital losses related to other than temporary declines in the value of certain fixed maturity securities for the year ended December 31, 2003.

As a result of the foregoing factors and the inclusion of other after-tax adjustments for the year ended December 31, 2003, net income increased $229.6 million to $350.0 million from $120.4 million for the year ended December 31, 2002. Other after-tax adjustments for the year ended December 31, 2003, had a negative impact on net income of $1.7 million due to a cumulative effect of accounting change related to our implementation of FIN 46.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Premiums and other considerations decreased $19.8 million, or 3%, to $746.5 million for the year ended December 31, 2002, from $766.3 million for the year ended December 31, 2001. The decrease primarily resulted from a $59.5 million decrease in pension full-service payout sales of single premium group annuities with life contingencies, which are typically used to fund defined benefit plan terminations. The premium income received from these contracts fluctuates due to the variability in the number and size of pension plan terminations, the interest rate environment, and the ability to attract new sales. Partially offsetting this decrease was a $39.7 million increase in premium primarily resulting from higher individual payout annuity sales.

Fees and other revenues increased $48.1 million, or 8%, to $681.2 million for the year ended December 31, 2002, from $633.1 million for the year ended December 31, 2001. Pension fees and other revenues increased $27.2 million. The increase primarily resulted from higher fee income generated from improved net cash flows in 2002 and a reduction of losses due to market value fee adjustments on our participating business recognized in the prior year. The increase also resulted from netting the change in unearned revenue for selected products with the related unlocking of DPAC in operating expenses. Prior to the third quarter of 2002, the impact was reported separately in fees and other revenue and operating expenses. In addition, Principal Global Investors recognized a $19.3 million increase in fees and other revenue. This increase was primarily due to a reclassification of market value and hedging activities from net investment income to fees and other revenue and an increase in investment management and transaction fees.

Net investment income decreased $47.6 million, or 2%, to $2,352.8 million for the year ended December 31, 2002, from $2,400.4 million for the year ended December 31, 2001. The decrease was primarily due to a decrease in the average annualized yield on invested assets and cash, which was 6.7% for the year ended December 31, 2002, compared to 7.3% for the year ended December 31, 2001. The decrease was partially offset by a $2,129.3 million, or 6%, increase in average invested assets and cash.

Benefits, claims and settlement expenses, including dividends to policyholders, decreased $49.9 million, or 2%, to $2,539.9 million for the year ended December 31, 2002, from $2,589.8 million for the year ended December 31, 2001. The decrease primarily resulted from a $97.0 million decrease in pension benefits, claims and settlement expenses. This decrease was largely due a decrease in interest credited to customers from our full-service accumulation and investment-only businesses resulting from a lower interest rate environment in 2002. Also contributing to the overall decrease was a decrease in full-service payout sales of single premium group annuities with life contingencies. Partially offsetting this decrease was a $44.2 million increase, which primarily resulted from an increase in reserves resulting from higher individual payout annuity sales.

Operating expenses decreased $0.3 million to $773.4 million for the year ended December 31, 2002, from $773.7 million for the year ended December 31, 2001. The decrease was primarily due to a $22.5 million decrease in pension operating expenses. This decrease was largely due to operational efficiencies including lower staff levels in addition to an increase in capitalization of DPAC resulting from an increase in sales of selected products. Offsetting the overall decrease was a $12.9 million increase in Principal Global Investors operating expenses due to an increase in employee costs resulting from the acquisition of Spectrum in the fourth quarter of 2001 and higher incentive compensation accruals in 2002. In addition, individual annuity operating expenses increased $7.3 million mainly due to an increase in DPAC amortization resulting from the decline in the stock market and an increase in corporate expense allocations in 2002. Also contributing to the increase was a $6.4 million increase in our mutual fund operating expenses. This increase primarily relates to increased commission expense generated from sales of variable life and annuity contracts. Of this increase, $2.6 million relates to sales within the segment and is eliminated at an operating segment level.

Income taxes increased $13.8 million, or 17%, to $96.3 million for the year ended December 31, 2002, from $82.5 million for the year ended December 31, 2001. The effective income tax rate for this segment was 21% for the year ended December 31, 2002, and 19% for the year ended December 31, 2001. The effective income tax rates for the year ended December 31, 2002 and 2001, were lower than the corporate income tax rate of 35% primarily due to income tax deductions allowed for corporate dividends received and other tax-exempt income.

As a result of the foregoing factors, operating earnings increased $17.1 million, or 5%, to $370.9 million for the year ended December 31, 2002, from $353.8 million for the year ended December 31, 2001.

Net realized/unrealized capital losses, as adjusted, increased $85.8 million, or 52%, to $250.5 million for the year ended December 31, 2002, from $164.7 million for the year ended December 31, 2001. The increase includes capital losses related to other than temporary declines in the value of certain fixed maturity securities for the year ended December 31, 2002.

As a result of the foregoing factors, net income decreased $57.9 million, or 32%, to $120.4 million for the year ended December 31, 2002, from $178.3 million for the year ended December 31, 2001. For the year ended December 31, 2001, net income included the negative effect of other after-tax adjustments totaling $10.8 million related to a cumulative effect of accounting change related to our implementation of SFAS 133.

International Asset Management and Accumulation Segment

Asset Accumulation Trends

Our international asset management and accumulation businesses focus on countries with a trend toward privatization of public retirement pension systems requiring employees who join the labor force to contribute to a private pension plan. With variations depending upon the specific country, we have targeted these markets for sales of retirement and related products and services, including defined contribution pension plans, annuities and long-term mutual funds to businesses and individuals. In several of our international markets, we complement our sales of these products with sales of life insurance products.

We have pursued our international strategy through a combination of start-ups, acquisitions and joint ventures, which require infusions of capital consistent with our strategy of long-term growth and profitability.

The following table provides a summary of Principal International assets under management as of December 31, 2003, 2002 and 2001:

As of	Principal International Total assets under management
	(in billions)
December 31, 2003	**$7.5**
December 31, 2002	4.4
December 31, 2001	3.7

International Asset Management and Accumulation Segment Summary Financial Data

The following table presents certain summary financial data of the International Asset Management and Accumulation segment for the years indicated:

	For the year ended December 31,		
	2003	2002	2001
		(in millions)	
Operating Earnings Data:			
Operating revenues(1):			
Premiums and other considerations	**$195.1**	$ 161.9	$344.9
Fees and other revenues	**77.3**	56.4	46.1
Net investment income	**139.7**	139.6	117.4
Total operating revenues	**412.1**	357.9	508.4
Expenses:			
Benefits, claims and settlement expenses	**268.0**	243.8	407.5
Operating expenses	**104.1**	87.5	101.2
Total expenses	**372.1**	331.3	508.7
Pre-tax operating earnings (loss)	**40.0**	26.6	(0.3)
Income taxes (benefits)	**5.1**	7.1	(2.6)
Operating earnings	**34.9**	19.5	2.3
Net realized/unrealized capital gains (losses), as adjusted	**2.5**	12.4	(29.2)
Other after-tax adjustments	**21.8**	(473.0)	(11.2)
U.S. GAAP Reported:			
Net income (loss)	**$ 59.2**	$(441.1)	$(38.1)
Other Data:			
Operating earnings (loss):			
Principal International	**$ 34.9**	$ 22.1	$ 5.9
BT Financial Group	**—**	(2.6)	(3.6)
Net income (loss):			
Principal International	**$ 37.4**	$ 13.6	$(23.3)
BT Financial Group	**21.8**	(454.7)	(14.8)

(1) Excludes net realized/unrealized capital losses.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Premiums and other considerations increased $33.2 million, or 21%, to $195.1 million for the year ended December 31, 2003, from $161.9 million for the year ended December 31, 2002. An increase of $47.3 million in Chile was primarily a result of record sales of single premium annuities with life contingencies in 2003 following a year of decreased sales due to market contraction. Partially offsetting this increase was a decrease of $13.4 million in Mexico primarily due to prolonged government retention of potential annuitants in 2003, additional premiums on a large group annuity contract in 2002, as well as the weakening of the Mexican peso versus the U.S. dollar.

Fees and other revenues increased $20.9 million, or 37%, to $77.3 million for the year ended December 31, 2003, from $56.4 million for the year ended December 31, 2002. An increase of $14.5 million in Mexico was primarily a result of an increase in the number of retirement plan participants due to the acquisition of Zurich AFORE in May 2002 and AFORE Tepeyac in February 2003. In addition, an increase of $3.0 million in Argentina was primarily a result of increased surrender fees.

Net investment income increased $0.1 million, to $139.7 million for the year ended December 31, 2003, from $139.6 million for the year ended December 31, 2002.

Benefits, claims and settlement expenses increased $24.2 million, or 10%, to $268.0 million for the year ended December 31, 2003, from $243.8 million for the year ended December 31, 2002. A $33.3 million increase in Chile was primarily a result of higher reserve expenses due to record sales of single premium annuities with life contingencies in 2003 following a year of decreased sales due to market contraction. The increase was partially offset by a $7.4 million decrease in Mexico due to lower reserve expenses related to additional premiums on a large group annuity contract in 2002 and the cancellation of a personal accident product in 2003.

Operating expenses increased $16.6 million, or 19%, to $104.1 million for the year ended December 31, 2003, from $87.5 million for the year ended December 31, 2002. An increase of $8.3 million in Chile was primarily the impact of unlocking of the value of business acquired ("VOBA") amortization stemming from declining interest rates. An increase of $5.7 million in Mexico was primarily due to the acquisition of Zurich AFORE in May 2002 and AFORE Tepeyac in February 2003 and increased marketing expenses in 2003, offset partially by a net impact of unlocking of DPAC and VOBA. In addition, an increase of $2.8 million in Argentina was primarily due to the unlocking of DPAC stemming from an increase in lapses. Operating expenses incurred by BT Financial Group were $4.0 million for the year ended December 31, 2002. These expenses represent corporate overhead allocated to BT Financial Group and do not qualify for discontinued operations treatment.

Income tax expense decreased $2.0 million, or 28%, to $5.1 million for the year ended December 31, 2003, from $7.1 million for the year ended December 31, 2002. A decrease of $3.0 million in Mexico was primarily due to income tax adjustments related to inflation.

As a result of the foregoing factors, operating earnings increased $15.4 million, or 79%, to $34.9 million for the year ended December 31, 2003, from $19.5 million for the year ended December 31, 2002.

Net realized/unrealized capital gains, as adjusted, decreased $9.9 million, or 80%, to $2.5 million for the year ended December 31, 2003, from $12.4 million for the year ended December 31, 2002. A decrease of $5.7 million in Argentina was primarily related to losses realized on the remeasurement of assets and liabilities denominated in currencies other than the Argentine peso. A decrease of $5.3 million in Chile resulted primarily from losses realized on the sale of fixed maturity securities.

As a result of the foregoing factors and the inclusion of other after-tax adjustments, net income increased $500.3 million to $59.2 million of net income for the year ended December 31, 2003, from $441.1 million of net loss for the year ended December 31, 2002. For the year ended December 31, 2003, net income included the positive effect of other after-tax adjustments totaling $21.8 million, related to the change in the estimated loss on disposal of BT Financial Group. For the year ended December 31, 2002, net loss included the negative effect of other after-tax adjustments totaling $473.0 million, related to: (1) the cumulative effect of accounting change, a result of our implementation of SFAS 142 ($276.3 million) and (2) the loss from discontinued operations of BT Financial Group ($196.7 million).

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Premiums and other considerations decreased $183.0 million, or 53%, to $161.9 million for the year ended December 31, 2002, from $344.9 million for the year ended December 31, 2001. A decrease of $145.0 million in Mexico was the result of decreased sales of single premium annuities with life contingencies primarily due to the sale of a large group annuity contract in 2001 and to a lesser extent prolonged government retention of potential annuitants in 2002. A decrease of $23.9 million in Argentina was primarily due to the weakening of the Argentine peso versus the U.S. dollar and of the general economic environment. In addition, a decrease of $13.5 million in Chile was primarily a result of the weakening of the Chilean peso versus the U.S. dollar and to a lesser extent decreased sales of single premium annuities with life contingencies due to market contraction.

Fees and other revenues increased $10.3 million, or 22%, to $56.4 million for the year ended December 31, 2002, from $46.1 million for the year ended December 31, 2001. An increase of $9.5 million in Mexico was a result of an increase in the number of retirement plan participants due to the acquisition of Zurich AFORE in May 2002. In addition, an increase of $1.9 million in Hong Kong was primarily due to an increase in assets under management.

Net investment income increased $22.2 million, or 19%, to $139.6 million for the year ended December 31, 2002, from $117.4 million for the year ended December 31, 2001. The increase was primarily related to a $217.3 million, or 18%, increase in average invested assets and cash, excluding our equity investment in subsidiaries. The increase was partially offset by a decrease in investment yields. The annualized yield on average invested assets and cash, excluding our equity investment in subsidiaries, was 9.5% for the year ended December 31, 2002, compared to 9.6% for the year ended December 31, 2001.

Benefits, claims and settlement expenses decreased $163.7 million, or 40%, to $243.8 million for the year ended December 31, 2002, from $407.5 million for the year ended December 31, 2001. A $134.5 million decrease in Mexico was the result of higher reserve changes and policy and contract benefit payments recognized in 2001 due to the sale of a large group annuity contract with life contingencies and to a lesser extent prolonged government retention of potential annuitants in 2002. A decrease of $20.4 million in Argentina was primarily related to the weakening of the Argentine peso versus the U.S. dollar and of the general economic environment. In addition, a decrease of $8.1 million in Chile was primarily a result of the weakening of the Chilean peso versus the U.S. dollar, partially offset by higher interest credited to customers.

Operating expenses decreased $13.7 million, or 14%, to $87.5 million for the year ended December 31, 2002, from $101.2 million for the year ended December 31, 2001. An $11.0 million decrease in Argentina was primarily related to the weakening of the Argentine peso versus the U.S. dollar and of the general economic environment. Operating expenses incurred by BT Financial Group were $4.0 million for the year ended December 31, 2002 and $5.5 million for the year ended December 31, 2001. These expenses represent corporate overhead allocated to BT Financial Group and do not qualify for discontinued operations treatment.

Income tax expense increased $9.7 million to $7.1 million of income tax expense for the year ended December 31, 2002, from a $2.6 million income tax benefit for the year ended December 31, 2001. The increase was primarily a result of an increase in pre-tax operating earnings.

As a result of the foregoing factors, operating earnings increased $17.2 million to $19.5 million for the year ended December 31, 2002, from $2.3 million for the year ended December 31, 2001.

Net realized/unrealized capital gains, as adjusted, increased $41.6 million to $12.4 million of net realized/unrealized capital gains for the year ended December 31, 2002, from $29.2 million of net realized/unrealized capital losses for the year ended December 31, 2001. The increase was primarily due to a $21.0 million after-tax net realized capital loss on the February 2001 sale of our operations in Spain. In addition, a $17.7 million increase was primarily related to losses resulting from the permanent impairment of certain fixed maturity securities in Argentina in 2001.

As a result of the foregoing factors and the inclusion of other after-tax adjustments, net loss increased $403.0 million to $441.1 million for the year ended December 31, 2002, from $38.1 million for the year ended December 31, 2001. For the year ended December 31, 2002, net loss included the negative effect of other after-tax adjustments totaling $473.0 million, related to: (1) the cumulative effect of accounting change, a result of our implementation of SFAS 142 ($276.3 million) and (2) the loss from discontinued operations of BT Financial Group ($196.7 million). For the year ended December 31, 2001, net loss included the negative effect of other after-tax adjustments totaling $11.2 million, related to the loss from discontinued operations of BT Financial Group.

Life and Health Insurance Segment

Individual and Group Life Insurance Trends

Our life insurance premiums have been influenced by both economic and industry trends. In addition, we are seeing a shift in individual life insurance sales from traditional life insurance products to universal and variable universal products. Premiums related to our individual traditional life insurance products have declined due to the shift in customer preference. Group life insurance premiums declined from 2001 through 2003 due primarily to some large case terminations.

The following table provides a summary of our individual life insurance premium and deposits and group life insurance premium and fees for the years ended December 31, 2003, 2002 and 2001:

	Life insurance		
	Individual universal and variable universal life insurance	Individual traditional life insurance	Group life insurance
For the year ended	Premium and deposits	Premium and deposits	Premium and fees
		(in millions)	
December 31, 2003	**$337.6**	**$710.9**	**$216.7**
December 31, 2002	298.1	737.2	217.9
December 31, 2001	270.1	766.2	222.0

The following table provides a summary of our life insurance policyholder liabilities as of December 31, 2003, 2002 and 2001:

	Life insurance		
	Individual universal and variable universal life insurance	Individual traditional life insurance	Group life insurance
As of	Policyholder liabilities(1)	Policyholder liabilities	Policyholder liabilities
		(in millions)	
December 31, 2003	**$2,269.0**	**$6,011.0**	**$277.2**
December 31, 2002	1,900.9	5,851.4	264.9
December 31, 2001	1,748.5	5,712.7	259.5

(1) Includes separate account liabilities for policies with variable investment options.

Health Insurance Trends

Improved pricing discipline in our group medical insurance business has affected premium growth during the past few years. In general, we reacted faster than the industry in 2000 to rising healthcare costs by raising our prices. That action depressed sales and increased lapses, causing a loss of membership. Inforce membership has also been impacted by the decision to exit the small case medical business in Florida. The decline in medical membership reversed itself in late 2003, as membership increased slightly for each of the last four months of the year. We experienced similar patterns in our group dental insurance business, which has also begun to show slight growth in each of the last four months of the year. We continue to sell group medical business in 35 states plus the District of Columbia. We also offer dental business in 50 states plus the District of Columbia, vision coverage in 49 states plus the District of Columbia, and fee-for-service business in all 50 states plus the District of Columbia.

While membership has declined over the past few years, premium revenue has grown due to price increases and to some degree, due to the impact of reinsurance. The medical reinsurance contract was entered into in 2002 and as such premiums in 2002 were reduced by $45.4 million of ceded premium. In 2003, the contract was amended and the accounting treatment was changed to the deposit method so no premiums were ceded in 2003. These changes have impacted the premium trend during the three year period illustrated below.

Our health insurance premium and fees for the years ended December 31, 2003, 2002 and 2001 were as follows:

	Premium and fees		
For the year ended	Group medical insurance(1)	Group dental and vision insurance	Fee-for-service
		(in millions)	
December 31, 2003	**$1,561.7**	**$352.2**	**$142.8**
December 31, 2002	1,532.4	343.7	129.9
December 31, 2001	1,524.5	350.9	121.9

(1) Beginning September 1, 2002, we began non-renewing small group medical business in the state of Florida. In addition, our medical reinsurance contract decreased premiums by $45.4 million in 2002 and had no impact on 2001 or 2003.

Individual and Group Disability Insurance Trends

Premium growth for our group and individual disability business in 2003 and 2002 is being driven by growing sales and stable persistency. This has been a result of more focused distribution supporting these product lines. The following table provides a summary of our disability insurance premium and fees and policyholder liabilities as of or for the years ended December 31, 2003, 2002 and 2001:

	Disability insurance			
	Individual disability insurance		Group disability insurance	
As of or for the year ended	Premium and fees	Policyholder liabilities	Premium and fees	Policyholder liabilities
		(in millions)		
December 31, 2003	**$102.5**	**$472.0**	**$140.0**	**$350.4**
December 31, 2002	93.7	426.8	109.9	313.1
December 31, 2001	83.5	381.5	97.0	286.7

Life and Health Insurance Segment Summary Financial Data

The following table presents certain summary financial data relating to the Life and Health Insurance segment for the years indicated:

	For the year ended December 31,		
	2003	2002	2001
		(in millions)	
Operating Earnings Data:			
Operating Revenues(1):			
Premiums and other considerations	**$3,019.0**	$2,973.4	$3,011.1
Fees and other revenues	**338.9**	313.2	256.7
Net investment income	**656.4**	660.2	678.6
Total operating revenues	**4,014.3**	3,946.8	3,946.4
Expenses:			
Benefits, claims and settlement expenses	**2,457.7**	2,433.4	2,491.0
Dividends to policyholders	**301.0**	307.0	307.0
Operating expenses	**891.8**	851.2	842.7
Total expenses	**3,650.5**	3,591.6	3,640.7
Pre-tax operating earnings	**363.8**	355.2	305.7
Income taxes	**122.6**	122.1	104.5
Operating earnings	**241.2**	233.1	201.2
Net realized/unrealized capital losses, as adjusted	**(16.6)**	(50.0)	(33.8)
Other after-tax adjustments	**—**	(4.6)	0.1
U.S. GAAP Reported:			
Net income	**$ 224.6**	$ 178.5	$ 167.5

(1) Excludes net realized/unrealized capital gains (losses).

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Premiums and other considerations increased $45.6 million, or 2%, to $3,019.0 million for the year ended December 31, 2003, from $2,973.4 million for the year ended December 31, 2002. Disability insurance premiums increased $38.9 million primarily due to increased sales and favorable retention. Health insurance premiums increased $38.1 million, primarily resulting from a reduction in ceded premium from group medical reinsurance, which was a result of a change in the accounting treatment of the contract, and rate increases. These increases in health insurance premium were partially offset by a decline in insured medical and dental members. Also, partially offsetting these increases was a decrease of $31.4 million in life insurance premiums, primarily a result of the continued shift from individual traditional life insurance products to individual universal and variable universal life insurance products.

Fees and other revenues increased $25.7 million, or 8%, to $338.9 million for the year ended December 31, 2003, from $313.2 million for the year ended December 31, 2002. Fee revenues from our life insurance business increased $13.1 million, a result of the continued shift in customer preference to fee-based universal and variable universal life insurance products. Fee revenues from our health insurance business increased $12.6 million, primarily due to growth and fee increases in our fee-for-service business.

Net investment income decreased $3.8 million, or 1%, to $656.4 million for the year ended December 31, 2003, from $660.2 million for the year ended December 31, 2002. The decrease primarily relates to a decrease in the average annualized yield on invested assets and cash, which was 6.7% for the year ended December 31, 2003, compared to 7.1% for the year ended December 31, 2002. This reflects lower yields on fixed maturity securities and commercial mortgages due in part to a lower interest rate environment. The decrease was partially offset by a $508.0, or 5%, increase in average invested assets and cash for the segment.

Benefits, claims and settlement expenses increased $24.3 million, or 1%, to $2,457.7 million for the year ended December 31, 2003, from $2,433.4 million for the year ended December 31, 2002. Disability insurance benefits, claims and settlement expenses increased $16.9 million, primarily due to growth in the business; however, loss ratios improved over this period. Health insurance benefits, claims and settlement expenses increased $10.2 million primarily due to a reduction in ceded claims for group medical reinsurance related to a change in the accounting treatment of the contract and by increased claim costs per member. These increases were partially offset by a decrease in covered members.

Dividends to policyholders decreased $6.0 million, or 2%, to $301.0 million for the year ended December 31, 2003, from $307.0 million for the year ended December 31, 2002. The decrease is primarily related to changes in the individual life insurance dividend scale and a decrease in the dividend interest crediting rates resulting from the declining interest rate environment.

Operating expenses increased $40.6 million, or 5%, to $891.8 million for the year ended December 31, 2003, from $851.2 million for the year ended December 31, 2002. Health insurance operating expenses increased $32.2 million, primarily due to increased employee benefit costs, increased premium taxes and accounting for a group medical reinsurance contract under the deposit method of accounting. Disability insurance operating expenses increased $26.3 million due to increases in the loss adjustment expense, employee benefit cost, and non-deferrable expenses associated with growth in the business. Partially offsetting these increases was a $17.9 million decrease in life insurance operating expenses primarily due to decreased DPAC amortization related to the implementation of new DPAC valuation models for the individual universal and variable universal life insurance and traditional life insurance businesses.

Income taxes increased $0.5 million to $122.6 million for the year ended December 31, 2003, from $122.1 million for the year ended December 31, 2002. The effective income tax rate for the segment was 34% for the years ended December 31, 2003 and 2002. The effective income tax rates for the years ended December 31, 2003 and 2002, were lower than the corporate income tax rate of 35% primarily due to tax-exempt income.

As a result of the foregoing factors, operating earnings increased $8.1 million, or 3%, to $241.2 million for the year ended December 31, 2003, from $233.1 million for the year ended December 31, 2002.

Net realized/unrealized capital losses, as adjusted, decreased $33.4 million, or 67%, to $16.6 million for the year ended December 31, 2003, from $50.0 million for the year ended December 31, 2002. The decrease resulted from lower realized capital losses related to other than temporary declines in the value of certain fixed maturity securities.

As a result of the foregoing factors and the inclusion of other after-tax adjustments, net income increased $46.1 million, or 26%, to $224.6 million for the year ended December 31, 2003, from $178.5 million for the year ended December 31, 2002. The other after-tax adjustment for the year ended December 31, 2002, had a negative impact on net income of $4.6 million due to the cumulative effect of accounting change, a result of our implementation of SFAS 142.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Premiums and other considerations decreased $37.7 million, or 1%, to $2,973.4 million for the year ended December 31, 2002, from $3,011.1 million for the year ended December 31, 2001. Life insurance premiums decreased $63.2 million, primarily resulting from the reclassification of revenues from our group universal life insurance product from premium to fee revenues and the continued shift of customer preference from traditional life insurance products to fee-based universal and variable universal life insurance products. Partially offsetting the decrease was a $23.1 million increase in disability insurance premiums due to strong sales in 2002.

Fees and other revenues increased $56.5 million, or 22%, to $313.2 million for the year ended December 31, 2002, from $256.7 million for the year ended December 31, 2001. Fee revenues from our life insurance business increased $50.2 million, primarily due to the reclassification of revenues from our group universal life product to fee revenues from premium and the continued shift in customer preference, as previously mentioned. Fee revenues from our health insurance business increased $6.3 million, primarily a result of selling additional services to existing fee-for-service customers and related price increases.

Net investment income decreased $18.4 million, or 3%, to $660.2 million for the year ended December 31, 2002, from $678.6 million for the year ended December 31, 2001. The decrease primarily reflects lower investment yields due in part to an overall lower interest rate environment. The annualized yield on average invested assets and cash was 7.1% for the year ended December 31, 2002, compared to 7.6% for the year ended December 31, 2001. Partially offsetting the decrease was a $357.8 million, or 4%, increase in average invested assets and cash for the segment.

Benefits, claims and settlement expenses decreased $57.6 million, or 2%, to $2,433.4 million for the year ended December 31, 2002, from $2,491.0 million for the year ended December 31, 2001. Health insurance benefits, claims and settlement expenses decreased $40.8 million, primarily due to amounts received from a reinsurer. Life insurance benefits, claims and settlement expenses decreased $27.9 million primarily due to lower death claims and a lower reserve increase related to the decrease in premium on traditional life insurance business. Partially offsetting these decreases was an $11.1 million increase in disability insurance benefits, claims and settlement expenses, primarily a result of growth in the business.

Operating expenses increased $8.5 million, or 1%, to $851.2 million for the year ended December 31, 2002, from $842.7 million for the year ended December 31, 2001. Disability insurance operating expenses increased $4.8 million due to expenses associated with higher sales, increased commissions on higher premiums, and increased amortization of DPAC on a growing block of business. Life insurance operating expenses increased $2.5 million primarily due to an increase in compensation costs partially offset by an increase in the capitalization of DPAC related to higher sales and the reclassifying of fees received from reinsurance ceded from fee revenue to operating expenses. In addition, Health operating expenses increased $1.2 million, primarily a result of increased commissions partially offset by several one-time expenses in 2001.

Income taxes increased $17.6 million, or 17%, to $122.1 million for the year ended December 31, 2002, from $104.5 million for the year ended December 31, 2001. The effective income tax rate for the segment was 34% for the years ended December 31, 2002 and 2001. The effective income tax rates for the years ended December 31, 2002 and 2001, were lower than the corporate income tax rate of 35% primarily due to tax-exempt income.

As a result of the foregoing factors, operating earnings increased $31.9 million, or 16%, to $233.1 million for the year ended December 31, 2002, from $201.2 million for the year ended December 31, 2001.

Net realized/unrealized capital losses, as adjusted, increased $16.2 million, or 48%, to $50.0 million for the year ended December 31, 2002, from $33.8 million for the year ended December 31, 2001. The increase includes an increase in realized capital losses related to other than temporary declines in the value of certain fixed maturity securities partially offset by lower capital losses on the sales of fixed maturity securities.

As a result of the foregoing factors and the inclusion of other after-tax adjustments, net income increased $11.0 million, or 7%, to $178.5 million for the year ended December 31, 2002, from $167.5 million for the year ended December 31, 2001. The other after-tax adjustment for the year ended December 31, 2002, had a negative impact on net income of $4.6 million due to the cumulative effect of accounting change, a result of our implementation of SFAS 142. The other after-tax adjustment for the year ended December 31, 2001, had a positive impact on net income of $0.1 million due to the cumulative effect of accounting change, a result of our implementation of SFAS 133.

Mortgage Banking Segment

Mortgage Banking Trends

We believe residential mortgages play a central role in the financial planning activities of individuals in the U.S. As a result, our mortgage banking operations complement our portfolio of market-driven financial products and services.

Interest rate trends significantly impact our residential mortgage business. Starting in early 2001 interest rates declined resulting in increases in the production of both purchase and refinance mortgage loans throughout the industry. This trend continued through all of 2002 and much of 2003. However, interest rates increased during the third and fourth quarters resulting in a decrease in mortgage loan production in the fourth quarter of 2003.

We manage growth in the mortgage loan servicing portfolio through retention of originated mortgage loan servicing and the acquisition, and occasional sale, of mortgage servicing rights. Our servicing portfolio grew at a compound annual rate of 21% between December 31, 2001 and December 31, 2003. Growth was steady during this period and resulted from strong mortgage loan production net of servicing portfolio prepayments, strong servicing acquisitions and very few servicing sales.

Our residential mortgage loan production and the unpaid principal balances in our residential mortgage loan servicing portfolio as of or for the years ended December 31, 2003, 2002 and 2001 were as follows:

As of or for the year ended	Residential mortgage loan production	Residential mortgage loan servicing portfolio
	(in millions)	
December 31, 2003	**$58,653.4**	**$118,692.1**
December 31, 2002	46,811.2	107,745.3
December 31, 2001	37,771.3	80,530.5

Mortgage Banking Segment Summary Financial Data

The following table presents certain summary financial data relating to the Mortgage Banking segment for the years indicated:

	For the year ended December 31,		
	2003	2002	2001
		(in millions)	
Operating Earnings Data:			
Operating Revenues:			
Loan servicing	$ **702.5**	$ 590.1	$403.0
Loan production	**694.3**	562.9	354.4
Total operating revenues	**1,396.8**	1,153.0	757.4
Expenses:			
Loan servicing	**1,101.2**	711.8	407.3
Loan production	**211.3**	196.4	145.0
Total expenses	**1,312.5**	908.2	552.3
Pre-tax operating earnings	**84.3**	244.8	205.1
Income taxes	**31.1**	101.9	78.4
Operating earnings	**53.2**	142.9	126.7
Net realized/unrealized capital gains (losses), as adjusted	**—**	—	—
Other after-tax adjustments	**(10.0)**	—	—
U.S. GAAP Reported:			
Net income	**$ 43.2**	$ 142.9	$126.7

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Total operating revenues increased $243.8 million, or 21%, to $1,396.8 million for the year ended December 31, 2003, from $1,153.0 million for the year ended December 31, 2002. Residential mortgage loan production revenues increased $131.4 million primarily due to an increase in mortgage loan production, which increased to $58.7 billion for the year ended December 31, 2003, compared to $46.8 billion for the same period a year ago. In addition, an increase of $112.4 million in mortgage loan servicing revenues reflects the growth in the mortgage loan servicing portfolio. The average balance of the servicing portfolio was $115.2 billion for the year ended December 31, 2003, compared to $95.7 billion for the same period a year ago.

Total expenses increased $404.3 million, or 45%, to $1,312.5 million for the year ended December 31, 2003, from $908.2 million for the year ended December 31, 2002. Residential mortgage loan servicing expenses increased $389.4 million primarily due to a $273.9 million increase in the impairment of capitalized mortgage servicing rights net of servicing hedge activity, increased amortization of mortgage servicing rights and, to a lesser extent, increased expenses related to growth in the servicing portfolio. The increase in impairment of capitalized mortgage servicing rights reflects the lack of an active market for trading servicing rights. The lack of an active and robust servicing market resulted in us seeking additional evidence in the form of independent appraisals to support the fair value of capitalized mortgage servicing rights. Based on this information, we performed an analysis of our mortgage servicing rights portfolio, which resulted in an additional impairment charge of $141.3 million in December of 2003. Mortgage loan production expenses increased $14.9 million, reflecting the increase in mortgage loan production volume.

Income taxes decreased $70.8 million, or 69%, to $31.1 million for the year ended December 31, 2003, from $101.9 million for the year ended December 31, 2002. The effective income tax rate for this segment was 37% for the year ended December 31, 2003, and 42% for the year ended December 31, 2002. The effective income tax rate for the year ended December 31, 2003 and 2002, were higher than the corporate income tax rate of 35% due to state income taxes. The higher effective tax rate of 42% for the year ended December 31, 2002, was primarily due to the cumulative effect of increasing deferred tax liabilities and deferred tax expense for a change in the state income tax apportionment factor, a result of our sale of substantially all of BT Financial Group.

As a result of the foregoing factors, operating earnings decreased $89.7 million, or 63%, to $53.2 million for the year ended December 31, 2003, from $142.9 million for the year ended December 31, 2002.

For the year ended December 31, 2003, net income included the negative effect of other after-tax adjustments totaling $10.0 million related to a cumulative effect of accounting change due to our implementation of FIN 46.

As a result of the foregoing factors, net income decreased $99.7 million, or 70%, to $43.2 million for the year ended December 31, 2003, from $142.9 million for the year ended December 31, 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Total operating revenues increased $395.6 million, or 52%, to $1,153.0 million for the year ended December 31, 2002, from $757.4 million for the year ended December 31, 2001. Residential mortgage loan production revenues increased $208.5 million primarily due to an increase in mortgage loan production, which increased to $46.8 billion for the year ended December 31, 2002, compared to $37.8 billion for the same period a year ago. A $187.1 million increase in residential mortgage loan servicing revenues reflects an increase in the residential mortgage loan servicing portfolio. The average balance of the servicing portfolio was $95.7 billion for the year ended December 31, 2002, compared to $65.8 billion for the same period a year ago. In addition, mortgage loan servicing revenues increased due to a gain on the sale of approximately $300.0 million of delinquent Government National Mortgage Association ("GNMA") loans during the second quarter of 2002. This sale generated revenues of $15.0 million in 2002 with no corresponding sale of loans in 2001.

Total expenses increased $355.9 million, or 64%, to $908.2 million for the year ended December 31, 2002, from $552.3 million for the year ended December 31, 2001. A $304.5 million increase in residential mortgage loan servicing expenses resulted from increased expenses related to growth in the servicing portfolio and a $137.3 million increase in impairment of capitalized mortgage servicing rights net of servicing hedge activity. Residential mortgage loan production expenses increased $51.4 million reflecting the increase in residential mortgage loan production volume.

Income taxes increased $23.5 million, or 30%, to $101.9 million for the year ended December 31, 2002, from $78.4 million for the year ended December 31, 2001. The increase in income taxes primarily resulted from an increase in pre-tax operating earnings. The effective income tax rate for this segment was 42% for the year ended December 31, 2002, and 38% for the year ended December 31, 2001. The increase in the effective tax rate to 42% for the year ended December 31, 2002, from 38% for the year ended December 31, 2001, was primarily due to the cumulative effect of increasing deferred tax liabilities and deferred tax expense for a change in the state income tax apportionment factor, a result of our sale of substantially all of BT Financial Group.

As a result of the foregoing factors, operating earnings and net income increased $16.2 million, or 13%, to $142.9 million for the year ended December 31, 2002, from $126.7 million for the year ended December 31, 2001.

Corporate and Other Segment

Corporate and Other Segment Summary Financial Data

The following table presents certain summary financial data relating to the Corporate and Other segment for the years indicated:

	For the year ended December 31,		
	2003	2002	2001
		(in millions)	
Operating Earnings Data:			
Operating Revenues(1):			
Total operating revenues	**$ 8.8**	$(15.1)	$101.7
Expenses:			
Total expenses	**37.6**	33.4	44.2
Pre-tax operating earnings (loss)	**(28.8)**	(48.5)	57.5
Income taxes (benefits)	**(16.3)**	(31.5)	19.4
Operating earnings (loss)	**(12.5)**	(17.0)	38.1
Net realized/unrealized capital gains (losses), as adjusted	**44.6**	44.2	(93.3)
Other after-tax adjustments	**37.2**	114.4	(20.4)
U.S. GAAP Reported:			
Net income (loss)	**$ 69.3**	$141.6	$(75.6)

(1) Excludes net realized/unrealized capital gains (losses).

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Total operating revenues increased $23.9 million to a positive $8.8 million for the year ended December 31, 2003, from a negative $15.1 million for the year ended December 31, 2002. Net investment income increased $17.6 million, reflecting an increase in average invested assets and cash as well as higher average annualized investment yields for the segment. The higher investment yields were primarily driven by the occurrence of unusually high earnings and mortgage prepayment income associated with the sale of certain minority held real estate assets in the current year. The increase in total revenues was also partially due to a $4.8 million decrease in inter-segment eliminations included in this segment, which was offset by a corresponding change in total expenses.

Total expenses increased $4.2 million, or 13%, to $37.6 million for the year ended December 31, 2003, from $33.4 million for the year ended December 31, 2002. An increase of $6.2 million related to interest expense on the 144A debt, largely due to the termination of the hedges that were in place in 2002. Inter-segment eliminations included in this segment decreased $4.8 million, resulting in an increase in total expenses. In addition, an increase of $3.7 million related to an increase in the allocation of costs associated with operating as a public company. Interest expense also increased $3.2 million, primarily due to interest related to federal income tax audit activities. The increases were largely offset by a decrease of $15.0 million related to corporate initiatives funded by this segment.

Income tax benefits decreased $15.2 million, or 48%, to $16.3 million for the year ended December 31, 2003, from $31.5 million for the year ended December 31, 2002. The decrease was primarily due to a decrease in pre-tax operating loss as well as an additional state income tax benefit that was recognized in 2002.

As a result of the foregoing factors, operating loss decreased $4.5 million, or 26%, to $12.5 million for the year ended December 31, 2003, from $17.0 million for the year ended December 31, 2002.

Net realized/unrealized capital gains, as adjusted, increased $0.4 million, or 1%, to $44.6 million for the year ended December 31, 2003, from $44.2 million for the year ended December 31, 2002. Gains on the mark to market of certain seed money investments, reduced losses on sales of invested assets, and the strengthening of foreign currency exchange rates in 2003 were substantially offset by lower gains due to the sale of our investment in Coventry in February 2002.

As a result of the foregoing factors and the inclusion of other after-tax adjustments, net income decreased $72.3 million, or 51%, to $69.3 million for the year ended December 31, 2003, from $141.6 million for the year ended December 31, 2002. For the year ended December 31, 2003, net income included the positive effect of other after-tax adjustments totaling $37.2 million related to: (1) a decrease in income tax reserves established for contested IRS tax audit matters ($28.9 million) and (2) the cumulative effect of accounting change, a result of our implementation of FIN 46 ($8.3 million). For the year ended December 31, 2002, net income included the effect of other after-tax adjustments totaling $114.4 million related to: (1) the positive effect of the settlement of an IRS audit issue ($138.0 million) and (2) the negative effects of (a) an increase in our loss contingency reserve for sales practices litigation ($21.6 million) and (b) expenses related to our demutualization ($2.0 million).

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Total operating revenues decreased $116.8 million to a negative $15.1 million for the year ended December 31, 2002, from a positive $101.7 million for the year ended December 31, 2001. Net investment income decreased $62.8 million, reflecting a decrease in investment gains on real estate due to lower sales of certain real estate held-for-sale, compared to an unusually high volume of sales experienced in 2001. In addition, net investment income decreased $39.3 million due to a decrease of average investment yields for the segment. The decrease in total revenues was also partially due to a $21.0 million increase in inter-segment eliminations included in this segment, which was offset by a corresponding change in total expenses.

Total expenses decreased $10.8 million, or 24%, to $33.4 million for the year ended December 31, 2002, from $44.2 million for the year ended December 31, 2001. Inter-segment eliminations included in this segment increased $21.0 million, resulting in a decrease in total expenses. In addition, a $6.8 million decrease related to a prior year write-off of a non-invested asset. These decreases were partially offset by an $11.0 million increase in interest expense, primarily due to interest related to federal income tax audit activities as well as a $6.8 million increase due to costs associated with operating as a public company.

Income tax benefits increased $50.9 million to $31.5 million of income tax benefit for the year ended December 31, 2002, from $19.4 million of income tax expense for the year ended December 31, 2001. The increase was primarily a result of a decrease in pre-tax operating earnings. The increase was also due to a decrease in income tax reserves established for contested IRS tax audit matters.

As a result of the foregoing factors, operating loss increased $55.1 million to $17.0 million of operating loss for the year ended December 31, 2002, from $38.1 million of operating earnings for the year ended December 31, 2001.

Net realized/unrealized capital gains, as adjusted, increased $137.5 million to $44.2 million of net realized/unrealized capital gains for the year ended December 31, 2002, from $93.3 million of net realized/unrealized capital losses for the year ended December 31, 2001. The increase was primarily due to realized capital gains related to the sale of our investment in Coventry in February 2002, and to a lesser extent, other sales of invested assets. The increases were partially offset by the mark to market of certain seed money investments.

As a result of the foregoing factors and the inclusion of other after-tax adjustments, net income increased $217.2 million to $141.6 million of net income for the year ended December 31, 2002, from $75.6 million of net loss for the year ended December 31, 2001. For the year ended December 31, 2002, net income included the effect of other after-tax adjustments totaling $114.4 million related to: (1) the positive effect of the settlement of an IRS audit issue ($138.0 million) and (2) the negative effects of (a) an increase in our loss contingency reserve for sales practices litigation ($21.6 million) and (b) expenses related to our demutualization ($2.0 million). For the year ended December 31, 2001, net loss included the effect of other after-tax adjustments totaling $20.4 million related to: (1) the negative effects of (a) expenses related to our demutualization ($18.6 million) and (b) an increase in our loss contingency reserve for sales practices litigation ($5.9 million) and (2) the positive effect of investment income generated from the proceeds of our IPO ($4.1 million).

Liquidity and Capital Resources

Our legal entity organizational structure has an impact on our ability to meet cash flow needs as an organization. Following is a simplified organizational structure.


Principal Financial Group, Inc.
Principal Financial Services, Inc.
Principal Life Insurance Company
Principal International Entities
Other Subsidiaries
Principal Residential Mortgage, Inc.
Other Subsidiaries

The Holding Companies: Principal Financial Group, Inc. and Principal Financial Services, Inc.

Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of business operations. Our parent holding company, Principal Financial Group, Inc., is a Delaware business corporation, whose assets primarily consist of the outstanding capital stock of its subsidiaries. As a holding company, Principal Financial Group Inc.'s ability to meet cash requirements, including the payments of dividends on common stock and the repurchase of stock, substantially depends upon dividends from subsidiaries, primarily Principal Life. The payment of stockholder dividends by Principal Life to its parent company is limited by Iowa laws. Under Iowa laws, Principal Life may pay dividends only from the earned surplus arising from its business and must receive the prior approval of the Insurance Commissioner of the State of Iowa ("the Commissioner") to pay a stockholder dividend if such a stockholder dividend would exceed certain statutory limitations. The current statutory limitation is the greater of:

- 10% of Principal Life's statutory policyholder surplus as of the previous year-end; or
- the statutory net gain from operations from the previous calendar year.

Iowa law gives the Commissioner discretion to disapprove requests for dividends in excess of these limits. Based on this limitation and 2003 statutory results, Principal Life could pay approximately $701.2 million in stockholder dividends in 2004 without exceeding the statutory limitation. Principal Life was able to pay approximately $746.6 million in statutory dividends in 2003 based on its 2002 statutory financial results without being subject to the restrictions on payment of extraordinary stockholder dividends.

Total stockholder dividends paid by Principal Life to its parent company in 2002 were $590.2 million. Principal Life did not pay a dividend in 2003.

Another source of liquidity is issuance of our common stock. Proceeds from the issuance of our common stock were $18.3 million and $22.0 million in 2003 and 2002, respectively. In 2001, net proceeds from our IPO totaled $1,753.9 million, of which we retained $64.2 million for working capital, payment of dividends, and other general corporate purposes. The remaining $1,689.7 million was contributed to Principal Life principally to fund demutualization compensation to policyholders in the form of policy credits and cash, and to cover certain expenses related to our demutualization. In addition, net proceeds from the issuance of additional shares for the exercise of the over-allotment options granted to the underwriters in the IPO, totaled $265.4 million, all of which we retained for repurchase of shares issued in the exercise of the over-allotment options.

In 2003, we paid $145.3 million in dividends to shareholders. We paid a dividend of $0.45 per share on December 8, 2003, to shareholders of record as of November 7, 2003. In 2002, we paid $83.8 million, or $0.25 per share, in dividends to shareholders.

In the last two years, our board of directors has authorized various repurchase programs under which we are allowed to purchase shares of our outstanding common stock. Shares repurchased under these programs are accounted for as treasury stock, carried at cost and reflected as a reduction to stockholders' equity. The repurchases are made in the open market or through privately negotiated transactions, from time to time, depending on market conditions.

In May 2003, our board of directors authorized a repurchase program of up to $300.0 million of our outstanding common stock. This program began after the completion of the November 2002 repurchase program, which authorized the repurchase of up to $300.0 million of our outstanding common stock. We acquired 15.0 million and 27.0 million shares in the open market at an aggregate cost of $453.0 million and $750.0 million during the years ended December 31, 2003 and 2002, respectively. As of December 31, 2003, $147.0 million remains outstanding under the existing share repurchase authorization.

Sources of liquidity also include facilities for short-term and long-term borrowing as needed, arranged through our intermediate holding company, Principal Financial Services Inc. ("PFSI"), and its subsidiaries. See "Contractual Obligations and Commercial Commitments" below.

Although we generate adequate cash flow to meet the needs of our normal operations, periodically the need may arise to issue debt to fund internal expansion, acquisitions, investment opportunities and the retirement of existing debt and equity. In December 2003, we filed a shelf registration statement with the Securities and Exchange Commission. The shelf registration totals $3.0 billion, with the ability to issue debt securities, preferred stock, common stock, warrants, stock purchase contracts and stock purchase units of Principal Financial Group, Inc ("PFG") and trust preferred securities of three subsidiary trusts. If we issue securities, we intend to use the proceeds from the sale of the securities offered by this prospectus, including the corresponding junior subordinated debentures issued to the trusts in connection with their investment of all the proceeds from the sale of preferred securities, for general corporate purposes, including working capital, capital expenditures, investments in subsidiaries, acquisitions and refinancing of debt, including commercial paper and other short-term indebtedness. PFSI unconditionally guarantees our obligations with respect to one or more series of debt securities described in the shelf registration statement.

Principal Life

Historically, the principal cash flow sources for Principal Life have been premiums from life and health insurance products, pension and annuity deposits, asset management fee revenues, administrative services fee revenues, income from investments, proceeds from the sales or maturity of investments, long-term debt and short-term borrowings. Cash outflows consist primarily of payment of benefits to policyholders and beneficiaries, income and other taxes, current operating expenses, payment of dividends to policyholders, payments in connection with investments acquired, payments made to acquire subsidiaries, payment of dividends to parent, and payments relating to policy and contract surrenders, withdrawals, policy loans, interest expense and repayment of short-term borrowings and long-term debt.

Principal Life maintains investment strategies generally intended to provide adequate funds to pay benefits without forced sales of investments. Products having liabilities with longer lives, such as life insurance and full-service payout pension products, are matched with assets having similar estimated lives such as mortgage loans, long-term bonds and private placement bonds. Shorter-term liabilities are matched with investments such as short and medium-term fixed maturities. In addition, highly liquid, high quality short-term investments are held to fund anticipated operating expenses, surrenders, withdrawals and development and maintenance expenses associated with new products and technologies. Our privately placed fixed maturity securities, commercial mortgage loans and real estate investments are generally less liquid than our publicly traded fixed maturity securities. As of December 31, 2003 and 2002, these asset classes represented approximately 41% and 43%, respectively, of the value of our consolidated invested assets. See "Quantitative and Qualitative Disclosures about Market Risk-Interest Rate Risk" for a discussion of duration matching.

Life insurance companies generally produce a positive cash flow from operations, as measured by the amount by which cash inflows are adequate to meet benefit obligations to policyholders and normal operating expenses as they are incurred. The remaining cash flow is generally used to increase the asset base to provide funds to meet the need for future policy benefit payments and for writing and acquiring new business. It is important to match the investment portfolio maturities to the cash flow demands of the type of annuity, investment or insurance product being provided. Principal Life continuously monitors benefits, surrenders and maturities to provide projections of future cash requirements. As part of this monitoring process, Principal Life performs cash flow testing of many of its assets and liabilities under various scenarios to evaluate the adequacy of reserves. In developing its investment strategy, Principal Life establishes a level of cash and securities which, combined with expected net cash inflows from operations, maturities of fixed maturity investments and principal payments on mortgage-backed securities and commercial mortgage loans, are believed adequate to meet anticipated short-term and long-term benefit and expense payment obligations. There can be no assurance that future experience regarding benefits and surrenders will be similar to historic experience since withdrawal and surrender levels are influenced by such factors as the interest rate environment and the claims paying ability and financial strength ratings of Principal Life.

Principal Life takes into account asset-liability management considerations in the product development and design process. Contract terms of 97% and 95% of Principal Life's universal and variable universal life insurance products as of December 31, 2003 and 2002, respectively, include surrender and withdrawal provisions which mitigate the risk of losses due to early withdrawals. These provisions generally do one or more of the following: limit the amount of penalty-free withdrawals; limit the circumstances under which withdrawals are permitted; or assess a surrender charge or market value adjustment relating to the underlying assets. The market value adjustment feature in Principal Life's fixed annuity products adjusts the surrender value of a contract in the event of surrender prior to the end of the contract period to protect Principal Life against losses due to higher interest rates at the time of surrender.

Our GICs and funding agreements contain provisions limiting early surrenders, including penalties for early surrenders and minimum notice requirements. Put provisions give customers the option to terminate a contract prior to maturity, provided they give a minimum notice period. We no longer issue puttable GICs.

The following table presents U.S. GAAP reserves for guaranteed investment contracts and funding agreements by withdrawal provisions as of December 31, 2003 and 2002:

	As of December 31,	
	2003	2002
	(in millions)	
Book Value Out(1)		
Puttable:		
Less than 30 days' put	$ —	$ —
30 to 89 days' put	—	—
90 to 180 days' put	—	—
More than 180 days' put	—	55.1
No active put provision(2)	—	—
Total puttable	—	55.1
Surrenderable:		
Book value out without surrender charge	**8.1**	9.5
Book value out with surrender charge	**1,355.1**	869.5
Total surrenderable	**1,363.2**	879.0
Total book value out	**1,363.2**	934.1
Market Value Out(3)		
Less than 30 days' notice	—	8.4
30 to 89 days' notice	**33.7**	116.3
90 to 180 days' notice	**559.2**	981.2
More than 180 days' notice	**4,349.3**	4,623.8
No active surrender provision	**149.8**	164.4
Total market value out	**5,092.0**	5,894.1
Not puttable or surrenderable	**15,749.3**	13,312.5
Total GICs and funding agreements	**$22,204.5**	$20,140.7

(1) Book Value Out: The amount equal to the sum of deposits less withdrawals with interest accrued at the contractual interest rate.

(2) Contracts currently in initial lock-out period but which will become puttable with 90 days' notice at some time in the future.

(3) Market Value Out: The amount equal to the book value out plus a market value adjustment to adjust for changes in interest rates.

International Operations

We have received approximately U.S. $890.0 million of total proceeds from our sale of substantially all of BT Financial Group to Westpac. This amount includes cash proceeds from Westpac, expected tax benefits, and a gain from unwinding the hedged asset associated with our investment in BT Financial Group. An additional future contingent receipt of approximately

U.S. $115.0 million may be received in 2004, if Westpac experiences growth in their retail assets under management. We do not anticipate receiving the contingent proceeds.

Our Brazilian, Chilean and Mexican operations produced positive cash flow from operations for the years ended December 31, 2003, 2002 and 2001. These cash flows have been historically maintained at the local country level for strategic expansion purposes and local capital requirements. Our international operations have required infusions of capital of $90.9 million, $95.8 million, and $44.7 million for the years ended December 31, 2003, 2002, and 2001, primarily to fund acquisitions and to a lesser extent, to meet the cash outflow and capital requirements of certain operations. These other international operations are primarily in the start-up stage or are expanding in the short-term. Our capital funding of these operations is consistent with our long-term strategy to establish viable companies that can sustain future growth from internally generated sources.

Sources and Uses of Cash of Consolidated Operations

Net cash provided by operating activities was $3,713.8 million, $5,379.6 million and $3,912.6 million for the years ended December 31, 2003, 2002 and 2001, respectively. The decrease in cash provided in 2003 as compared to 2002 is primarily due to a reduction in funds collected on behalf of investors in our residential mortgage loans and on behalf of our borrowers, related to mortgage banking services. The increase in 2002 compared to 2001 is primarily related to an increase in mortgage banking servicing and production fees, an increase in funds collected on behalf of investors in our residential mortgage loans and on behalf of our borrowers, related to mortgage banking services, as well as decreases in income tax payments and cash paid for benefits, claims and settlement expenses.

Net cash used in investing activities was $2,548.3 million, $4,078.1 million and $3,738.0 million for the years ended December 31, 2003, 2002 and 2001, respectively. The decrease in cash used in 2003 for investing activities compared to 2002 is due to an increase in net cash received from mortgage loans and available for sale securities activity. Offsetting this was a reduction of cash received from the sale of subsidiaries, due to the sale in 2002 of substantially all of BT Financial Group, as well as the sale of our shares of Coventry stock. The increase in cash used in 2002 compared to 2001 was primarily due to an increase during 2002 in the volume of net mortgage loans purchased and sold. Also contributing to the increase in cash used was the decline in real estate sales from the prior year. Offsetting these increases in cash used was the sale of substantially all of BT Financial Group, as well as the sale of our shares of Coventry stock.

Net cash used in financing activities was $511.2 million, $824.1 million and $404.4 million for the years ended December 31, 2003, 2002 and 2001, respectively. The decrease in cash used in financing activities was primarily due to an increase in investment contract deposits, net of withdrawals, an increase in bank deposits as well as a reduced amount of cash paid for the repurchase of shares of our common stock, compared to the prior year. Partially offsetting the decreases was an increase in repayment of short term debt, resulting from PRMCR which was consolidated in 2003 due to FIN 46, and an increase in the dividend payment to shareholders. The increase in net cash used in 2002 compared to 2001 is primarily from the non-recurrence of the impact from the prior year's IPO, in addition to the repurchase of shares of our common stock and payments of dividends in 2002. Partially offsetting the increases in cash used was an increase in investment contract deposits, net of withdrawals.

Given the historical cash flow of our subsidiaries and the financial results of these subsidiaries, we believe the cash flow from our consolidated operating activities over the next year will provide sufficient liquidity for our operations, as well as satisfy interest payments and any payments related to debt servicing.

Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges is a measure of our ability to cover fixed costs with current period earnings. A high ratio indicates that earnings are sufficiently covering committed expenses. The following table sets forth, for the years indicated, our ratios of:

- earnings to fixed charges before interest credited on investment products; and
- earnings to fixed charges.

We calculate the ratio of "earnings to fixed charges before interest credited on investment products" by dividing the sum of income from continuing operations before income taxes (BT), interest expense (I), interest factor of rental expense (IF) less undistributed income from equity investees (E) by the sum of interest expense (I), interest factor of rental expense (IF) and dividends on majority-owned subsidiary redeemable preferred securities (non-intercompany) (D). The formula for this ratio is: (BT+I+IF-E)/(I+IF+D).

We calculate the ratio of "earnings to fixed charges" by dividing the sum of income from continuing operations before income taxes (BT), interest expense (I), interest factor of rental expense (IF) less undistributed income from equity investees (E) and the addition of interest credited on investment products (IC) by interest expense (I), interest factor of rental expense (IF), dividends on majority-owned subsidiary redeemable preferred securities (non-intercompany) (D) and interest credited on investment products (IC). The formula for this calculation is: (BT+I+IF-E+IC)/(I+IF+D+IC). "Interest credited on investment products" includes interest paid on guaranteed investment contracts, funding agreements and other investment-only pension products. Similar to debt, these products have a total fixed return and a fixed maturity date.

	For the year ended December 31,		
	2003	2002	2001
Ratio of earnings to fixed charges before interest credited on investment products	9.5	7.2	5.2
Ratio of earnings to fixed charges	2.1	1.8	1.5

Contractual Obligations and Commercial Commitments

The following table presents payments due by period for long-term contractual obligations as of December 31, 2003:

	As of December 31, 2003					
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years	Indeterminate Maturity
	(in millions)					
Long-term debt(1)	$ 2,767.3	$ 779.4	$1,045.7	$ 174.4	$ 767.8	$ —
Long-term debt interest	532.9	134.5	227.2	143.2	28.0	—
Operating leases(2)	168.8	47.7	62.1	26.8	32.2	—
GICs and funding agreements(3)	28,902.5	4,679.3	8,020.5	5,156.2	7,716.0	3,330.5
Certificates of Deposit	699.7	328.7	249.9	32.5	88.6	—
Purchase obligations(4)	212.8	169.7	37.4	5.7	—	—
Other long — term liabilities(5)	1,346.1	—	—	—	182.6	1,163.5
Total contractual obligations	$34,630.1	$6,139.3	$9,642.8	$5,538.8	$8,815.2	$4,494.0

(1) The following are included in long-term debt:

At December 31, 2003, PRMCR had a $1.8 billion credit facility for long-term debt, of which $1.4 billion of long-term debt was outstanding ($1,200.0 million in medium term notes and $193.0 million in equity certificates). In 2001, $1,600.0 million in medium term notes were issued under this facility of which $1,200.0 million was classified as long-term debt on our consolidated statement of financial position as of December 31, 2003. The remaining $400.0 million in medium term notes were classified as short-term debt at the time of consolidation in July 2003 due to the maturity date ending in less than twelve months. Maturities for the long-term portion are three years for $400.0 million and five years for $800.0 million. The three-year medium term notes have a fixed rate. The five-year medium term notes pay interest based on LIBOR plus a spread. The weighted average interest rate on the medium term notes classified as long-term debt was 2.46% at December 31, 2003. Equity certificates were issued in 2000 and 2001, of which $193.0 million remains as outstanding long-term debt as of December 31, 2003. The equity certificates have a five-year maturity and pay interest based on LIBOR plus a spread. The weighted average interest rate on the equity certificates was 2.86% at December 31, 2003. All PRMCR borrowings are collateralized by the assets of PRMCR.

On August 25, 1999, we issued $665.0 million of unsecured redeemable long-term debt ($200.0 million of 7.95% notes due August 15, 2004, and $465.0 million in 8.2% notes due August 15, 2009). Interest on the notes is payable semiannually on February 15 and August 15 of each year, commencing February 15, 2000. We used the net proceeds from the notes to partially fund the purchase of the outstanding stock of several companies affiliated with Bankers Trust Australia Group. The long-term debt resides in our wholly-owned subsidiary, PFSI.

On March 10, 1994, Principal Life issued $300.0 million of surplus notes, including $200.0 million due March 1, 2024, at a 7.875% annual interest rate and the remaining $100.0 million due March 1, 2044, at an 8% annual interest rate. No affiliates of ours hold any portion of the notes. Each payment of interest and principal on the notes, however, may be made only with the prior approval of the Commissioner and only to the extent that Principal Life has sufficient surplus earnings to make such payments. For each of the years ended December 31, 2003, 2002 and 2001, interest of $23.8 million was approved by the Commissioner, paid and charged to expense.

Subject to Commissioner approval, the surplus notes due March 1, 2024, may be redeemed at Principal Life's election on or after March 1, 2004, in whole or in part at a redemption price of approximately 103.6% of par. We have elected, and have received approval, to redeem on March 1, 2004 the entire outstanding $200.0 million principal amount of surplus notes at a redemption price of 103.6% plus accrued interest to March 1, 2004.

In addition, subject to Commissioner approval, the notes due March 1, 2044, may be redeemed at Principal Life's election on or after March 1, 2014, in whole or in part at a redemption price of approximately 102.3% of par. The approximate 2.3% premium is scheduled to gradually diminish over the following ten years. These notes may be redeemed on or after March 1, 2024, at a redemption price of 100% of the principal amount plus interest accrued to the date of redemption.

Long-term debt also includes mortgages and other notes payable related to real estate developments. Along with certain subsidiaries, we had $192.5 million in credit facilities with various financial institutions, in addition to obtaining loans with various lenders to finance real estate developments. Outstanding principal balances as of December 31, 2003, range from $0.4 million to $99.9 million per development with interest rates generally ranging from 6.0% to 8.6%. Outstanding principal balances as of December 31, 2002, range from $0.2 million to $100.9 million per development with interest rates generally ranging from 6.0% to 8.6%. Outstanding debt is secured by the underlying real estate properties, which were reported as real estate on our consolidated statements of financial position with a carrying value of $319.2 million and $260.4 million as of December 31, 2003 and 2002, respectively.

(2) As a lessee, we lease office space, data processing equipment and office furniture and equipment under various operating leases.

(3) Includes GICs, funding agreements (described below), individual fixed annuities, universal life insurance, and other investment-type contracts.

Our guaranteed investment contracts and funding agreements contain provisions limiting early surrenders, including penalties for early surrenders and minimum notice requirements. Put provisions give customers the option to terminate a contract prior to maturity, provided they give a minimum notice period. We no longer issue puttable GICs.

Funding agreements include those issued domestically directly to nonqualified institutional investors, as well as to three separate programs where the funding agreements are, or will be, issued directly or indirectly to unconsolidated special purpose entities. Claims for principal and interest under funding agreements are afforded equal priority to claims of life insurance and annuity policyholders under insolvency provisions of Iowa Insurance Laws.

We are authorized to issue up to $4.0 billion of funding agreements under a program to support the prospective issuance of medium term notes by an unaffiliated entity in non-U.S. markets. Due to our adoption of FIN 46 in July 2003, we are no longer required to consolidate this program. As of December 31, 2003 and 2002, $3,618.7 million and $3,583.5 million, respectively, are outstanding under this program.

In addition, we are authorized to issue up to $7.0 billion of funding agreements under another program to support the prospective issuance of medium term notes by an unaffiliated entity in both domestic and international markets. The $7.0 billion represents a $3.0 billion increase over the authorization amount we had at the end of 2002. The unaffiliated entity is an unconsolidated QSPE. As of December 31, 2003 and 2002, $5,613.4 million and $2,555.0 million, respectively, are outstanding under this program.

Principal Life and we have filed a registration statement for a $4.0 billion medium term note program with the SEC, under which newly established separate and distinct trusts will issue nonrecourse medium-term notes to institutional and retail investors. Under the program, the proceeds of each note issuance will be used to purchase a funding agreement from Principal Life, which will be used to secure that particular series of notes. The payment terms of any particular series of notes will match the payment terms of the funding agreement that secures that series. Principal Life's payment obligations under the funding agreement relating to the applicable series of notes will be fully and unconditionally guaranteed by a guarantee issued by us. As of December 31, 2003 and 2002, there were no issued or outstanding notes under this program.

(4) Purchase obligations include material contracts where we have a non-cancelable commitment to purchase goods and services.

(5) Other long-term liabilities include other balance sheet liabilities that are contractual, non-cancelable and long-term in nature.

Contractual Commitments

In connection with our banking business, we make commitments to extend credit, which are agreements to lend to a customer as long as there is no violation of any conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each customer's creditworthiness on a case-by-case basis. The total commitments to fund loans were $113.0 million as of December 31, 2003.

We also have commitments to originate mortgage loans. These commitments amounted to $3.4 billion as of December 31, 2003.

Short-Term Debt

The components of short-term debt as of December 31, 2003 and 2002, are as follows:

	As of December 31,	
	2003	2002
	(in millions)	
PRMCR secured liquidity notes	**$ 215.0**	$ —
PRMCR fixed term notes	**400.0**	—
Mortgage servicing rights financing	**300.0**	—
Commercial paper	**399.8**	157.5
Other recourse short-term debt	**27.0**	38.6
Non-recourse short-term debt	**276.0**	368.7
Total short-term debt	**$1,617.8**	$564.8

As of December 31, 2003, we had credit facilities with various financial institutions in an aggregate amount of $4.2 billion, which consisted of a $2.2 billion PRMCR credit facility and $2.0 billion in other credit facilities. We consolidated PRMCR in July 2003 as a result of adopting FIN 46. PRMCR can use the $2.2 billion credit facility to issue short-term debt. As of December 31, 2003, PRMCR had $215.0 million of short-term secured liquidity notes outstanding under this facility. All borrowings are collateralized by the assets of PRMCR. Of our other remaining credit facilities, as of December 31, 2003 and 2002, we had $1.0 billion and $564.8 million of outstanding borrowings from these credit facilities, with $1.0 billion and $459.5 million of assets pledged as support, respectively. Assets pledged consisted primarily of mortgage servicing rights, commercial mortgages and securities. Our credit facilities include a $600.0 million back-stop facility to provide 100% support for our commercial paper program, of which there were no outstanding balances as of December 31, 2003 and 2002.

PRMCR's $400.0 million outstanding short-term debt in fixed term notes as of December 31, 2003, was originally issued under a separate credit facility for long-term borrowings. Due to the maturity date of less than twelve months at the time of consolidation in July 2003, the fixed term notes were classified as short-term debt. See the long-term debt discussion under "Contractual Obligations and Commercial Commitments" for further information.

The weighted-average interest rates on short-term borrowings as of December 31, 2003 and 2002, were 2.9% and 1.8%, respectively. Excluding PRMCR, the weighted-average interest rates on short-term borrowings as of December 31, 2003 was 1.6%.

Off-Balance Sheet Arrangements

The FASB issued FIN 46 in January 2003. FIN 46 established new accounting guidance relating to the consolidation of VIEs. The guidance was effective immediately for all VIEs created after January 31, 2003, and effective July 1, 2003, for all VIEs created before February 1, 2003. In October 2003, the FASB released Staff Position FIN 46-6, *Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities,* that allows the deferral of FIN 46 for all VIEs created or acquired prior to February 1, 2003, until the end of the first interim or annual period ending after December 15, 2003, if certain conditions are met. We invested in one VIE in April 2003, and, effective July 1, 2003, consolidated VIEs created or acquired prior to February 1, 2003, for which we are the primary beneficiary. As a result, we have consolidated PRMCR, which previously had provided an off-balance sheet source of funding for our residential mortgage loan production.

Delinquent Residential Mortgage Loan Funding

In October 2000, our mortgage banking segment created a wholly-owned, special purpose entity, Principal Residential Mortgage Funding, LLC ("PRMF"), to provide an off-balance sheet source of funding for up to $250.0 million of qualifying delinquent mortgage loans. The limit was increased to $550.0 million in December 2002 and to $1.05 billion in August 2003. We sell qualifying delinquent FHA and VA mortgage loans to PRMF which then transfers the loans to Principal Residential Mortgage EBO Trust ("Trust"), an unaffiliated Delaware business trust and a QSPE. The Trust funds its acquisitions of mortgage loans by selling participation certificates, representing an undivided interest in the Trust, to commercial paper conduit purchasers, who are not affiliated with us or any of our affiliates, directors or officers. At December 31, 2003 and 2002, the Trust held $653.4 million and $405.1 million in mortgage loans, respectively, and had outstanding participation certificates of $618.4 million and $382.8 million, respectively.

Residential mortgage loans typically remain in the Trust until they are processed through the foreclosure claim process, are paid-off or reinstate. Mortgage loans that reinstate are no longer eligible to remain in the Trust and are required to be removed at fair market value at the monthly settlement date following reinstatement.

We are retained as the servicer of the mortgage loans and also perform accounting and various administrative functions on behalf of PRMF, in our capacity as the managing member of PRMF. As the servicer, we receive a servicing fee pursuant to the pooling and servicing agreement. We may also receive a successful servicing fee only after all other conditions in the monthly cash flow distribution are met. We received $34.7 million and $23.4 million in servicing and successful servicing fees from PRMF in 2003 and 2002, respectively. At December 31, 2003 and 2002, our estimated residual interest in such cash flows was $50.9 million and $32.7 million, respectively, and was recorded in other assets on the consolidated statements of financial position. The value of the residual interest was estimated based on the net present value of expected cash flows from PRMF. We are required to advance funds for payment of interest on the participation certificates and other carrying costs, if sufficient cash is not available in the trust collection account to meet this obligation.

We and the Trust are parties to a cost of funds hedge agreement. We pay the weighted average cost of funds on the participation certificates plus fees and expenses and receive weighted average coupon of mortgage loans in the Trust less a spread.

Guarantees and Indemnifications

In the normal course of business, we have provided guarantees to third parties primarily related to a former subsidiary, joint ventures and industrial revenue bonds. These agreements generally expire from 2004 through 2019. The maximum exposure under these agreements as of December 31, 2003, was approximately $190.0 million; however, we believe the likelihood is remote that material payments will be required and therefore have not accrued for a liability on our consolidated statements of financial position. Should we be required to perform under these guarantees, we generally could recover a portion of the loss from third parties through recourse provisions included in agreements with such parties, the sale of assets held as collateral that can be liquidated in the event that performance is required under the guarantees or other recourse generally available to us, minimizing the impact to net income. The fair value of such guarantees issued after January 1, 2003, was insignificant.

In connection with the 2002 sale of BT Financial Group, we agreed to indemnify the purchaser, Westpac, for among other things, the costs associated with potential late filings made by BT Financial Group in New Zealand prior to Westpac's ownership, up to a maximum of A$250.0 million Australian dollars (approximately U.S. $190.0 million as of December 31, 2003). New Zealand securities regulations allow Australian issuers to issue their securities in New Zealand provided that certain documents are appropriately filed with the New Zealand Registrar of Companies. Specifically, the regulations require that any amendments to constitutions and compliance plans be filed in New Zealand. In April 2003, the New Zealand Securities Commission ("the Commission") opined that such late filings would result in certain New Zealand investors having a right to return of their investment plus interest at 10% per annum from the date of investment. Consequently, the Commission has advised that it has initiated an inquiry into the matter, both with regard to BT Financial Group and other similar issuers. We view these potential late filings as a technical matter as we believe investors received the information that is required to be provided directly to them. In addition, we believe this technical issue may affect many in the industry and result in a favorable legislative or judicial solution. A relevant legislative solution and judicial action are both pending in New Zealand. Although we cannot predict the outcome of this matter or reasonably estimate losses, we do not believe that it would result in a material adverse effect on our business or financial position. It is possible, however, that it could have a material adverse effect on net income in a particular quarter or annual period.

In the normal course of business, we are subject to indemnification obligations related to the sale of residential mortgage loans. Under these indemnifications, we are required to repurchase certain mortgage loans that fail to meet the standard representations and warranties included in the sales contracts. The amount of our exposure is based on the potential loss that may be incurred if the repurchased mortgage loans are processed through the foreclosure process. Based on historical experience, total mortgage loans repurchased pursuant to these indemnification obligations are estimated to be approximately 0.04% of annual mortgage loan production levels. Total losses on the mortgage loans repurchased are estimated to approximate 25% of the unpaid principal balance of the related mortgage loans. As of December 31, 2003, $5.9 million has been accrued for representing the fair value of such indemnifications issued after January 1, 2003, in accordance with FASB's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.*

We are also subject to various other indemnification obligations issued in conjunction with certain transactions, primarily the sale of BT Financial Group and other divestitures, the sale of servicing rights in our mortgage banking business, acquisitions and financing transactions whose terms range in duration and often are not explicitly defined. Certain portions of these indemnifications may be capped, while other portions are not subject to such limitations. Generally, a maximum obligation is not explicitly stated; therefore, the overall maximum amount of the obligation under the indemnifications cannot be reasonably estimated. While we are unable to estimate with certainty the ultimate legal and financial liability with respect to these indemnifications, we believe the likelihood is remote that material payments would be required under such indemnifications and therefore such indemnifications would not result in a material adverse effect on our business, financial position or net income. The fair value of such indemnifications issued after January 1, 2003, was insignificant.

Investments

We had total consolidated assets as of December 31, 2003, of $107.8 billion, of which $55.6 billion were invested assets. The rest of our total consolidated assets are comprised primarily of separate account assets for which we do not bear investment risk. Because we generally do not bear any investment risk on assets held in separate accounts, the discussion and financial information below does not include such assets. Of our invested assets, $53.6 billion were held by our U.S. operations and the remaining $2.0 billion were held by our International Asset Management and Accumulation segment.

U.S. Investment Operations

Our U.S. invested assets are managed by Principal Global Investors, a subsidiary of Principal Life. Our primary investment objective is to maximize after-tax returns consistent with acceptable risk parameters. We seek to protect policyholders' benefits by optimizing the risk/return relationship on an ongoing basis, through asset/liability matching, reducing the credit risk, avoiding high levels of investments that may be redeemed by the issuer, maintaining sufficiently liquid investments and avoiding undue asset concentrations through diversification. We are exposed to three primary sources of investment risk:

- credit risk, relating to the uncertainty associated with the continued ability of a given obligor to make timely payments of principal and interest;
- interest rate risk, relating to the market price and/or cash flow variability associated with changes in market yield curves; and
- equity risk, relating to adverse fluctuations in a particular common stock.

Our ability to manage credit risk is essential to our business and our profitability. We devote considerable resources to the credit analysis of each new investment. We manage credit risk through industry, issuer and asset class diversification. Our Investment Committee, appointed by our board of directors, is responsible for establishing all investment policies, reviewing and approving all investments. As of December 31, 2003, there are nine members on the Investment Committee, one of whom is a member of our board of directors. The remaining members are senior management members representing various areas of our company.

We also seek to reduce call or prepayment risk arising from changes in interest rates in individual investments. We limit our exposure to investments that are prepayable without penalty prior to maturity at the option of the issuer, and we require additional yield on these investments to compensate for the risk that the issuer will exercise such option. We assess option risk in all investments we make and, when we take that risk, we price for it accordingly.

Our Fixed Income Securities Committee, consisting of fixed income securities senior management members, approves the credit rating for the fixed maturity securities we purchase. Teams of security analysts organized by industry focus either on the public or private markets and analyze and monitor these investments. In addition, we have teams who specialize in residential mortgage-backed securities, commercial mortgage-backed securities and public below investment grade securities. We establish a credit reviewed list of approved public issuers to provide an efficient way for our portfolio managers to purchase liquid bonds for which credit review has already been completed. Issuers remain on the list for one year unless removed by our analysts. Our analysts monitor issuers on the list on a continuous basis with a formal review documented annually or more frequently if material events affect the issuer. The analysis includes both fundamental and technical factors. The fundamental analysis encompasses both quantitative and qualitative analysis of the issuer.

The qualitative analysis includes an assessment of both accounting and management aggressiveness. In addition, technical indicators such as stock price volatility and credit default swap levels are monitored.

Our Fixed Income Securities Committee also reviews private transactions on a continuous basis to assess the quality ratings of our privately placed investments. We regularly review our investments to determine whether we should re-rate them, employing the following criteria:

- material declines in the issuer's revenues or margins;
- significant management or organizational changes;
- significant uncertainty regarding the issuer's industry;
- debt service coverage or cash flow ratios that fall below industry-specific thresholds;
- violation of financial covenants; and
- other business factors that relate to the issuer.

A dedicated risk management team is responsible for centralized monitoring of the commercial mortgage portfolio. We apply a variety of strategies to minimize credit risk in our commercial mortgage loan portfolio. When considering the origination of new commercial mortgage loans, we review the cash flow fundamentals of the property, make a physical assessment of the underlying security, conduct a comprehensive market analysis and compare against industry lending practices. We use a proprietary risk rating model to evaluate all new and a majority of existing loans within the portfolio. The proprietary risk model is designed to stress projected cash flows under simulated economic and market downturns. Our lending guidelines are designed to encourage 75% or less loan-to-value ratios and a debt service coverage ratio of at least 1.2 times. We analyze investments outside of these guidelines based on cash flow quality, tenancy and other factors. The weighted average loan-to-value ratio at origination for brick and mortar commercial mortgages in our portfolio was 67% and the debt service coverage ratio at loan inception was 2.5 times as of December 31, 2003.

We have limited exposure to equity risk in our common stock portfolio. Equity securities accounted for only 1% of our U.S. invested assets as of December 31, 2003.

Our investment decisions and objectives are a function of the underlying risks and product profiles of each primary business operation. In addition, we diversify our product portfolio offerings to include products that contain features that will protect us against fluctuations in interest rates. Those features include adjustable crediting rates, policy surrender charges and market value adjustments on liquidations. For further information on our management of interest rate risk, see "Quantitative and Qualitative Disclosures about Market Risk".

Overall Composition of U.S. Invested Assets

U.S. invested assets as of December 31, 2003, were predominantly of high quality and broadly diversified across asset class, individual credit, industry and geographic location. Asset allocation is determined based on cash flow and the risk/return requirements of our products. As shown in the following table, the major categories of U.S. invested assets are fixed maturity securities and commercial mortgages. The remainder is invested in real estate, equity securities and other assets. In addition, policy loans are included in our invested assets. The following discussion analyzes the composition of U.S. invested assets, but excludes invested assets of the participating separate accounts.

U.S. Invested Assets

	As of December 31, 2003		As of December 31, 2002	
	Carrying Amount	% of Total	Carrying Amount	% of Total
	($ in millions)			
Fixed maturity securities				
Public	**$24,785.0**	**46%**	$22,766.8	48%
Private	**11,343.0**	**21**	10,440.3	22
Equity securities	**670.7**	**1**	358.1	1
Mortgage loans				
Commercial	**9,630.4**	**18**	9,365.8	20
Residential(1)	**3,544.6**	**7**	1,463.6	3
Real estate held for sale	**524.4**	**1**	179.5	—
Real estate held for investment	**1,003.6**	**2**	1,042.1	2
Policy loans	**804.1**	**2**	818.5	2
Other investments	**1,249.7**	**2**	1,075.5	2
Total invested assets	**53,555.5**	**100%**	47,510.2	100%
Cash and cash equivalents	**1,619.8**		941.5	
Total invested assets and cash	**$55,175.3**		$48,451.7	

(1) As a result of our implementation of FIN 46, effective July 1, 2003, residential mortgage loans include the full consolidation of PRMCR, which provides a source of funding for our residential mortgage loan production. PRMCR held $2.0 billion in mortgage loans held for sale as of December 31, 2003.

We actively manage public fixed maturity securities, including our portfolio of residential mortgage-backed securities, in order to provide liquidity and enhance yield and total return. Our residential mortgage-backed securities are managed to reduce the risk of prepayment. This active management has resulted in the realization of capital gains and losses with respect to such investments.

U.S. Investment Results

The following tables present the yield and investment income, excluding net realized/unrealized gains and losses for our U.S. invested assets. The annualized yield on U.S. invested assets and on cash and cash equivalents was 6.3% for the year ended December 31, 2003, compared to 6.9% for the year ended December 31, 2002. We calculate annualized yields using a simple average of asset classes at the beginning and end of the reporting period. During 2002, certain seed money investments were reclassified from equity securities to other investments. During 2003, residential mortgage loans increased significantly due to our implementation of FIN 46. The asset changes impact the annualized yields by asset class.

U.S. Invested Assets
Investment Income Yields by Asset Type

	For the year ended December 31,			
	2003		2002	
	Yield	Amount	Yield	Amount
	($ in millions)			
Fixed maturity securities	**6.3%**	**$2,191.7**	6.8%	$2,122.9
Equity securities	**8.8**	**45.4**	4.7	27.4
Mortgage loans — Commercial	**7.6**	**722.9**	7.6	721.5
Mortgage loans — Residential	**6.8**	**169.4**	5.5	71.2
Real Estate	**6.6**	**91.0**	7.1	85.2
Policy loans	**6.7**	**54.5**	7.0	57.6
Cash and cash equivalents	**1.2**	**15.0**	2.3	16.5
Other investments	**12.5**	**145.7**	18.5	161.0
Total before investment expenses	**6.6**	**3,435.6**	7.1	3,263.3
Investment expenses	**0.3**	**155.7**	0.2	98.2
Net investment income	**6.3%**	**$3,279.9**	6.9%	$3,165.1

Fixed Maturity Securities

Fixed maturity securities consist of short-term investments, publicly traded debt securities, privately placed debt securities and redeemable preferred stock, and represented 67% of total U.S. invested assets as of December 31, 2003 and 70% as of December 31, 2002. The fixed maturity securities portfolio was comprised, based on carrying amount, of 69% in publicly traded fixed maturity securities and 31% in privately placed fixed maturity securities as of December 31, 2003 and December 31, 2002, respectively. Included in the privately placed category as of December 31, 2003, were $4.3 billion of securities eligible for resale to qualified institutional buyers under Rule 144A under the Securities Act of 1933. Fixed maturity securities were diversified by category of issuer as of December 31, 2003, and December 31, 2002, as shown in the following table:

U.S. Invested Assets
Fixed Maturity Securities by Type of Issuer

	As of December 31, 2003		As of December 31, 2002	
	Carrying Amount	% of Total	Carrying Amount	% of Total
	($ in millions)			
U.S. Government and agencies	**$ 610.9**	**2%**	$ 518.6	2%
States and political subdivisions	**537.0**	**1**	426.3	1
Non-U.S. governments	**422.4**	**1**	380.5	1
Corporate — public	**18,033.4**	**50**	17,061.2	52
Corporate — private	**9,693.1**	**27**	8,777.5	26
Residential pass-through securities	**2,070.3**	**6**	2,327.0	7
Commercial MBS	**2,917.4**	**8**	2,476.4	7
Collateral mortgage obligations	**294.6**	**1**	—	—
Asset-backed securities	**1,548.9**	**4**	1,239.6	4
Total fixed maturities	**$36,128.0**	**100%**	$33,207.1	100%

We held $6,831.2 million of mortgage-backed and asset-backed securities as of December 31, 2003, and $6,043.0 million as of December 31, 2002.

We believe that it is desirable to hold residential mortgage-backed securities due to their credit quality and liquidity as well as portfolio diversification characteristics. Our portfolio is comprised of GNMA, FNMA and FHLMC pass-through securities and is actively managed to reduce the risk of prepayment.

Commercial mortgage-backed securities provide high levels of credit protection, diversification, reduced event risk and enhanced liquidity. Commercial mortgage-backed securities are predominantly comprised of rated large pool securitizations that are individually and collectively diverse by property type, borrower and geographic dispersion.

We purchase asset-backed securities, ("ABS"), to diversify the overall credit risks of the fixed maturity securities portfolio and to provide attractive returns. The principal risks in holding asset-backed securities are structural and credit risks. Structural risks include the security's priority in the issuer's capital structure, the adequacy of and ability to realize proceeds from the collateral and the potential for prepayments. Credit risks involve issuer/servicer risk where collateral values can become impaired in the event of servicer credit deterioration.

Our ABS portfolio is diversified both by type of asset and by issuer. We actively monitor holdings of asset-backed securities to ensure that the risk profile of each security improves or remains consistent. If we are not receiving an adequate yield for the risk, relative to other investment opportunities, we will attempt to sell the security. Prepayments in the ABS portfolio are, in general, insensitive to changes in interest rates or are insulated to such changes by call protection features. In the event that we are subject to prepayment risk, we monitor the factors that impact the level of prepayment and prepayment speed for those asset-backed securities. To the extent we believe that prepayment risk increases, we may attempt to sell the security and reinvest in another security that offers better yield relative to the risk. In addition, we diversify the risks of asset-backed securities by holding a diverse class of securities, which limits our exposure to any one security.

The international exposure in our U.S. fixed maturity securities totaled $4,963.8 million, or 14%, as of December 31, 2003, comprised of corporate and foreign government fixed maturity securities. Of the $4,963.8 million as of December 31, 2003, investments totaled $1,376.2 million in the United Kingdom, $1,242.2 million in the continental European Union, $528.2 million in Asia, $424.2 million in South America, $409.8 million in Australia and $16.1 million in Japan. The remaining $967.1 million is invested in 12 other countries. All international fixed maturity securities held by our U.S. operations are either denominated in U.S. dollars or have been swapped into U.S. dollar equivalents. Our international investments are analyzed internally by country and industry credit investment professionals. We control concentrations using issuer and country level exposure benchmarks, which are based on the credit quality of the issuer and the country. Our investment policy limits total international fixed maturity securities investments to 18% of total statutory general account assets with a 4% limit in emerging markets. Exposure to Canada is not included in our international exposure due to its treatment by the NAIC. As of December 31, 2003, our investments in Canada totaled $1,325.2 million.

As of December 31, 2003, our top ten corporate bond exposures were rated an "A" equivalent or better by the rating agencies and represented $2,828.1 million, or 8% of our fixed maturity securities portfolio and 5% of total U.S. invested assets. As of December 31, 2003, no individual non-government issuer represented more than 1% of U.S. invested assets.

Valuation techniques for the fixed maturity securities portfolio vary by security type and the availability of market data. Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized, and the use of different pricing models or assumptions could produce different financial results. Interactive Data Corporation ("IDC") or direct broker quotes are our sources for external prices for our public bonds and those private placement securities that are actively traded in the secondary market. In cases where quoted market prices are not available, a spread pricing matrix is used. When utilizing a spread pricing matrix, securities are valued through a discounted cash flow method where each bond is assigned a credit and liquidity spread, which is added to the current U.S. Treasury rate to discount the cash flows of the security. Our spread pricing matrix uses the OTR Treasury curve, which is pulled from Bloomberg as of the valuation date. Capital Management Science ("CMS") has been contracted to serve as an independent source of credit spreads to be used in the corporate private placement valuation process. The credit spreads are based on weekly studies of the public bond market and vary by industry, credit quality and average investment life. The liquidity spread is based on the average yield pick-up a private placement can expect to earn over a comparable public bond because of illiquidity. The spreads assigned to each security change from month to month based on changes in the market. Certain market events that could impact the valuation of securities include issuer credit ratings, business climate, management changes, litigation, and government actions among others. The resulting prices are then reviewed by pricing analysts. All loans placed on the watchlist are valued individually by the investment analysts or the Workout group. Although we believe our estimates reasonably reflect the fair value of those securities, the key assumptions about risk premiums, performance of underlying collateral (if any) and other factors involve significant assumptions and may not reflect those of an active market. To the extent that bonds have longer maturity dates, management's estimate of fair value may involve greater subjectivity since they involve judgment about events well into the future. Every month, there is a comprehensive review of all impaired securities and problem loans by a group consisting of the Chief Investment Officer, the Portfolio Managers, and the Workout Group. The valuation of impaired bonds for which there is no quoted price is typically based on the present value of the future cash flows expected to be received. If the company is likely to continue operations, the estimate of future cash flows is typically based on the expected operating cash flows of the company that are available to make payments of the bonds. If the company is likely to liquidate, the estimate of future cash flows is based on an estimate of the liquidation value of its net assets.

The Securities Valuation Office ("SVO") of the NAIC evaluates most of the fixed maturity securities that we and other U.S. insurance companies hold. The SVO evaluates the bond investments of insurers for regulatory reporting purposes and assigns securities to one of six investment categories. The NAIC Designations closely mirror the nationally recognized securities rating organizations' credit ratings for marketable bonds. NAIC Designations 1 and 2 include bonds considered investment grade by such rating organizations. Bonds are considered investment grade when rated "Baa3" or higher by Moody's, or "BBB−" or higher by Standard & Poor's. NAIC Designations 3 through 6 are referred to as below investment grade. Bonds are considered below investment grade when rated "Ba1" or lower by Moody's, or "BB+" or lower by Standard & Poor's. As of December 31, 2003, the percentage, based on estimated fair value, of total publicly traded and privately placed fixed maturity securities that were investment grade with an NAIC Designation 1 or 2 was 92%.

We also monitor the credit drift of our corporate fixed maturity securities portfolio. Credit drift is defined as the ratio of the percentage of rating downgrades, including defaults, divided by the percentage of rating upgrades. We measure credit drift once each fiscal year, assessing the changes in our internally developed credit ratings that have occurred during the year. Standard & Poor's annual credit ratings drift ratio measures the credit rating change, within a specific year, of companies that have been assigned ratings by Standard & Poor's. The annual internal credit drift ratio on corporate fixed maturity securities we held in our general account was 2.18 times compared to the Standard & Poor's drift ratio of 2.47 times, as of December 31, 2003.

The following table presents our total fixed maturity securities by NAIC Designation and the equivalent ratings of the nationally recognized securities rating organizations as of December 31, 2003, and December 31, 2002, as well as the percentage, based on estimated fair value, that each designation comprises:

U.S. Invested Assets
Fixed Maturity Securities by Credit Quality

		As of December 31, 2003			As of December 31, 2002		
NAIC Rating(1)	Rating Agency Equivalent	Amortized Cost	Carrying Amount	% of Total Carrying Amount	Amortized Cost	Carrying Amount	% of Total Carrying Amount
				($ in millions)			
1	Aaa/Aa/A	**$17,299.2**	**$18,415.1**	**51%**	$15,377.5	$16,539.9	50%
2	Baa	**13,579.3**	**14,657.1**	**41**	12,921.8	13,657.4	41
3	Ba	**1,998.0**	**2,123.1**	**6**	2,168.8	2,080.8	6
4	B	**517.4**	**514.5**	**1**	506.2	434.5	1
5	Caa and lower	**230.9**	**225.4**	**1**	215.6	162.5	1
6	In or near default	**220.7**	**192.8**	**—**	371.0	332.0	1
	Total fixed maturities	**$33,845.5**	**$36,128.0**	**100%**	$31,560.9	$33,207.1	100%

(1) Includes 151 securities with an amortized cost of $1,469.2 million, gross gains of $39.1 million, gross losses of $20.7 million and a carrying amount of $1,487.6 million as of December 31, 2003, that are still pending a review and assignment of a rating by the SVO. Due to the timing of when fixed maturity securities are purchased, legal documents are filed, and the review by the SVO, there will always be securities in our portfolio that are unrated over a reporting period. In these instances, an equivalent rating is assigned based on our fixed income analyst's assessment.

We believe that our long-term fixed maturity securities portfolio is well diversified among industry types and between publicly traded and privately placed securities. Each year we direct the majority of our net cash inflows into investment grade fixed maturity securities. Our current policy is to limit the percentage of cash flow invested in below investment grade assets to 7% of cash flow. As of December 31, 2003, we had invested 4% of new cash flow for the year in below investment grade assets. While the general account investment returns have improved due to the below investment grade asset class, we manage its growth strategically by limiting it to 10% of the total fixed maturity securities portfolios.

We invest in privately placed fixed maturity securities to enhance the overall value of the portfolio, increase diversification and obtain higher yields than are possible with comparable quality public market securities. Generally, private placements provide broader access to management information, strengthened negotiated protective covenants, call protection features and, where applicable, a higher level of collateral. They are, however, generally not freely tradable because of restrictions imposed by federal and state securities laws and illiquid trading markets.

The following table shows the carrying amount of our corporate fixed maturity securities by Salomon industry category, as well as the percentage of the total corporate portfolio that each Salomon industry category comprises as of December 31, 2003, and December 31, 2002.

U.S. Invested Assets
Corporate Fixed Maturity Securities by Salomon Industry

	As of December 31, 2003		As of December 31, 2002	
	Carrying Amount	% of Total	Carrying Amount	% of Total
	($ in millions)			
Industry Class				
Finance — Bank	**$ 3,041.9**	**11%**	$ 2,431.5	9%
Finance — Insurance	**1,718.1**	**6**	1,006.8	4
Finance — Other	**3,337.5**	**12**	3,199.0	12
Industrial — Consumer	**879.4**	**3**	958.2	4
Industrial — Energy	**2,779.5**	**10**	2,959.5	11
Industrial — Manufacturing	**5,729.6**	**21**	5,882.5	23
Industrial — Other	**158.7**	**1**	133.1	1
Industrial — Service	**4,503.0**	**16**	3,932.7	15
Industrial — Transport	**967.8**	**4**	1,058.9	4
Utility — Electric	**2,751.2**	**10**	2,539.4	10
Utility — Other	**67.4**	**—**	161.4	1
Utility — Telecom	**1,792.4**	**6**	1,575.7	6
Total	**$27,726.5**	**100%**	$25,838.7	100%

We monitor any decline in the credit quality of fixed maturity securities through the designation of "problem securities", "potential problem securities" and "restructured securities". We define problem securities in our fixed maturity portfolio as securities: (i) as to which principal and/or interest payments are in default or where default is perceived to be imminent in the near term, or (ii) issued by a company that went into bankruptcy subsequent to the acquisition of such securities. We define potential problem securities in our fixed maturity portfolio as securities included on an internal "watch list" for which management has concerns as to the ability of the issuer to comply with the present debt payment terms and which may result in the security becoming a problem or being restructured. The decision whether to classify a performing fixed maturity security as a potential problem involves significant subjective judgments by our management as to the likely future industry conditions and developments with respect to the issuer. We define restructured securities in our fixed maturity portfolio as securities where a concession has been granted to the borrower related to the borrower's financial difficulties that would not have otherwise been considered. We determine that restructures should occur in those instances where greater economic value will be realized under the new terms than through liquidation or other disposition and may involve a change in contractual cash flows. If at the time of restructure, the present value of the new future cashflows is less than the current cost of the asset being restructured, a realized capital loss is recorded in net income and a new cost basis is established.

We have a process in place to identify securities that could potentially have an impairment that is other than temporary. This process involves monitoring market events that could impact issuers' credit ratings, business climate, management changes, litigation and government actions, and other similar factors. This process also involves monitoring late payments, pricing levels, downgrades by rating agencies, key financial ratios, financial statements, revenue forecasts and cash flow projections as indicators of credit issues

Every month, a group of individuals including the Chief Investment Officer, our Portfolio Managers, members of our Workout Group, and representatives from Investment Accounting review all securities where market value is less than seventy-five percent of amortized cost to determine whether impairments need to be taken. The analysis focuses on each issuer's ability to service its debts in a timely fashion and the length of time the security has been trading below cost. Formal documentation of the analysis and the company's decision is prepared and approved by management.

We consider relevant facts and circumstances in evaluating whether the impairment of a security is other than temporary. Relevant facts and circumstances considered include: (1) the length of time the fair value has been below cost; (2) the financial position and access to capital of the issuer, including the current and future impact of any specific events; and (3) our ability and intent to hold the security to maturity or until it recovers in value. To the extent we determine that a security is deemed to be other than temporarily impaired, the difference between amortized cost and fair value would be charged to earnings.

There are a number of significant risks and uncertainties inherent in the process of monitoring impairments and determining if an impairment is other than temporary. These risks and uncertainties include: (1) the risk that our assessment of an issuer's ability to meet all of its contractual obligations will change based on changes in the credit characteristics of that issuer, (2) the risk that the economic outlook will be worse than expected or have more of an impact on the issuer than anticipated, (3) the risk that our investment professionals are making decisions based on fraudulent or misstated information in the financial statements provided by issuers and (4) the risk that new information obtained by us or changes in other facts and circumstances lead us to change our intent to hold the security to maturity or until it recovers in value. Any of these situations could result in a charge to earnings in a future period.

The realized losses relating to other than temporary impairments were $152.6 million for the year ended December 31, 2003. Following is a summary of our material impairments taken as of the year ended December 31, 2003:

- $30.7 million on private fixed maturity securities relating to an Italian dairy and bakery goods producer. The company filed the equivalent of Chapter 11 bankruptcy protection after disclosing massive fraud during December 2003. Prospects for recovery are still being evaluated as the bankruptcy is in the early phase of discovery and valuation assessment.
- $26.9 million on private fixed maturity securities on an Australian mining company. The company filed for the equivalent of Chapter 11 in July 2003 due to persistently low metals prices, operational difficulties and unfavorable hedge positions. The sale of the company's assets are not expected to be sufficient to repay the senior debt resulting in a complete write-off.
- $14.4 million on private and public fixed maturity securities relating to a U.S. merchant power producer. This power producer filed Chapter 11 during July 2003. These impairments are based on publicly quoted prices for the public securities and estimated recovery values for the private securities.
- $11.8 million on public fixed maturity securities secured by four electricity generating units totaling 1.370MW in the northeast U.S. Output from these plants was sold under long-term contract to a financially troubled U.S. merchant power producer. These impairments are based on publicly quoted prices for the public securities. We also sold some of our position in this credit and recognized a realized loss on the sale of $5.9 million.
- $10.2 million on private fixed maturity securities secured by energy assets and a related company guarantee. The related company filed Chapter 11 in 2001 after disclosing massive fraud. These impairments are based upon publicly quoted prices and estimated recovery values of the assets.
- $9.3 million on private fixed maturity securities on an aircraft leased by a U.S. airline. Aircraft collateral values have declined with the financial weakness in the airline sector. We also sold some of our position in this credit and recognized a realized loss on the sale of $4.6 million.
- $9.2 million on preferred securities issued by a corporation which provides services for the insurance retail and brokerage business. Impairment was necessary as the company reviews potential options including a restructuring of its balance sheet, infusion of new priority capital or sale of the enterprise. The impairment value was determined through an analysis of enterprise value.
- $8.5 million on private fixed maturity securities secured by credit card receivables. The receivables are being liquidated following the forced liquidation of the servicer. These impairments are based upon recovery values of the assets.
- $7.4 million on private and public fixed maturity securities relating to a U.S. merchant power producer. This power producer experienced financial duress due to weak power prices, high natural gas prices and significant leverage. These impairments are based on publicly quoted prices for the public securities and estimated recovery values for the private securities.

In July 2002, Worldcom Inc. filed a voluntary petition for Chapter 11 reorganization with the U.S. Bankruptcy Court. We recognized realized losses for other than temporary impairments during the second quarter of 2002. Our remaining investment in WorldCom Inc. is classified in our problem fixed maturity securities portfolio in the amount of $9.0 million as of December 31, 2003.

For the year ended December 31, 2003, we realized $64.8 of losses upon disposal of bonds excluding hedging adjustments. Included in this $64.8 million is $18.3 million related to sales of credit impaired assets. The largest of these losses is $5.9 million related to a U.S. merchant power producer and $4.6 million related to an airline as referred to in the impairment discussion above. Also included within the $18.3 million of losses is a $3.3 million loss on the sale of our entire position in a Mexican mining company, and a $3.1 million loss on the sale of a U.S. petroleum industry services company that we had impaired in 2002. The

Mexican issuer was under financial duress due to low commodity prices and liquidity concerns. The U.S. issuer filed Chapter 11 bankruptcy protection during June 2003, after taking large accounting write-offs that precipitated a severe liquidity crisis. The remaining losses were incurred as part of our general portfolio repositioning activities. We generally intend to hold securities in unrealized loss positions until they mature or recover. However, we do sell bonds under certain circumstances such as when new information causes us to change our assessment of whether a bond will recover or perform according to its contractual terms, in response to external events (such as a merger or a downgrade) that result in investment guideline violations (such as single issuer or overall portfolio credit quality limits), in response to extreme catastrophic events (such as September 11, 2001) that result in industry or market wide disruption, or to take advantage of tender offers. Sales generate both gains and losses.

The following tables present our fixed maturity securities available-for-sale by industry category and the associated gross unrealized gains and losses as of December 31, 2003, and December 31, 2002.

U.S. Invested Assets
Fixed Maturity Securities Available-for-Sale by Industry Category

	As of December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses(1)	Carrying Amount
	(in millions)			
Finance — Bank	$ 2,870.2	$ 183.3	$ 11.6	$ 3,041.9
Finance — Insurance	1,635.1	95.3	12.3	1,718.1
Finance — Other	3,142.7	205.2	10.4	3,337.5
Industrial — Consumer	848.5	56.8	25.9	879.4
Industrial — Energy	2,546.0	245.2	11.7	2,779.5
Industrial — Manufacturing	5,363.5	382.0	15.9	5,729.6
Industrial — Other	147.9	11.1	0.3	158.7
Industrial — Service	4,153.6	355.2	5.8	4,503.0
Industrial — Transport	914.2	74.6	21.0	967.8
Utility — Electric	2,581.4	179.1	9.3	2,751.2
Utility — Other	61.4	6.8	0.8	67.4
Utility — Telecom	1,623.2	170.5	1.3	1,792.4
Total corporate securities	25,887.7	1,965.1	126.3	27,726.5
U.S. Government and agencies	599.0	12.9	1.0	610.9
States and political subdivisions	498.7	40.5	2.2	537.0
Non-U.S. governments	358.2	64.2	—	422.4
Mortgage-backed and other asset-backed securities	6,406.9	343.5	22.1	6,728.3
Total fixed maturity securities, available-for-sale	$33,750.5	$2,426.2	$151.6	$36,025.1

(1) Included in the $151.6 million in unrealized losses is $24.8 million that relates to fixed maturity securities that are part of fair value hedging relationships and which have been recognized in net income versus other comprehensive income.

U.S. Invested Assets
Fixed Maturity Securities Available-for-Sale by Industry Category

	As of December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Amount
	(in millions)			
Finance — Bank	$ 2,303.1	$ 162.4	$ 34.0	$ 2,431.5
Finance — Insurance	955.9	55.1	4.2	1,006.8
Finance — Other	3,019.5	185.9	6.4	3,199.0
Industrial — Consumer	903.8	59.3	4.9	958.2
Industrial — Energy	2,898.0	192.6	131.1	2,959.5
Industrial — Manufacturing	5,603.3	335.1	55.9	5,882.5
Industrial — Other	125.6	8.2	0.7	133.1
Industrial — Service	3,652.3	296.5	16.1	3,932.7
Industrial — Transport	1,049.3	70.0	60.4	1,058.9
Utility — Electric	2,556.2	107.1	123.9	2,539.4
Utility — Other	159.9	4.8	3.3	161.4
Utility — Telecom	1,472.8	129.7	26.8	1,575.7
Total corporate securities	24,699.7	1,606.7	467.7	25,838.7
U.S. Government and agencies	499.2	19.4	—	518.6
States and political subdivisions	399.2	33.0	5.9	426.3
Non-U.S. governments	329.9	53.7	3.1	380.5
Mortgage-backed and other asset-backed securities	5,535.9	419.9	14.5	5,941.3
Total fixed maturity securities, available-for-sale	$31,463.9	$2,132.7	$491.2	$33,105.4

The total unrealized losses on our fixed maturity securities available-for-sale were $151.6 million and $491.2 million as of December 31, 2003 and December 31, 2002, respectively. Of the $151.6 million in gross unrealized losses as of December 31, 2003, $1.6 million is attributed to securities scheduled to mature in one year or less, $24.3 million is attributed to securities scheduled to mature between one to five years, $48.9 million is attributed to securities scheduled to mature between five to ten years, $54.7 million is attributed to securities scheduled to mature after ten years, and $22.1 million is related to mortgage-backed and other asset-back securities. The gross unrealized losses as of December 31, 2003 were concentrated primarily in the Industrial-Consumer, Mortgage-backed and other asset-backed security, Industrial-Transportation, and Industrial-Manufacturing sectors. The gross unrealized losses as of December 31, 2002 were concentrated primarily in the Industrial-Energy, Utility-Electric, Industrial-Transportation, Industrial-Manufacturing, and Finance-Bank sectors.

The following tables present our fixed maturity securities available-for-sale by investment grade and below investment grade and the associated gross unrealized gains and losses as of December 31, 2003, and December 31, 2002.

U.S. Invested Assets
Fixed Maturity Securities Available-for-Sale by Quality

	As of December 31, 2003			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Amount
	(in millions)			
Investment Grade:				
Public	**$21,733.3**	**$1,590.6**	**$ 36.1**	**$23,287.8**
Private	**9,050.2**	**671.7**	**40.3**	**9,681.6**
Below Investment Grade:				
Public	**1,407.6**	**102.1**	**12.4**	**1,497.3**
Private	**1,559.4**	**61.8**	**62.8**	**1,558.4**
Total fixed maturity securities, available-for-sale	**$33,750.5**	**$2,426.2**	**$151.6**	**$36,025.1**

U.S. Invested Assets
Fixed Maturity Securities Available-for-Sale by Quality

	As of December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Carrying Amount
	(in millions)			
Investment Grade:				
Public	$19,981.5	$1,431.1	$ 70.8	$21,341.8
Private	8,220.8	606.6	73.6	8,753.8
Below Investment Grade:				
Public	1,612.9	41.5	229.4	1,425.0
Private	1,648.7	53.5	117.4	1,584.8
Total fixed maturity securities, available-for-sale	$31,463.9	$2,132.7	$491.2	$33,105.4

U.S. Invested Assets
Unrealized Losses on Investment Grade Fixed Maturity Securities Available-for-Sale by Aging Category

	As of December 31, 2003					
	Public		Private		Total	
	Carrying Amount	Gross Unrealized Losses	Carrying Amount	Gross Unrealized Losses	Carrying Amount	Gross Unrealized Losses
	(in millions)					
Three months or less	**$1,157.2**	**$ 7.2**	**$ 574.6**	**$14.2**	**$1,731.8**	**$21.4**
Greater than three to six months	**794.3**	**10.6**	**464.4**	**14.9**	**1,258.7**	**25.5**
Greater than six to nine months	**417.7**	**13.4**	**209.2**	**8.5**	**626.9**	**21.9**
Greater than nine to twelve months	**50.8**	**1.5**	**5.1**	**0.3**	**55.9**	**1.8**
Greater than twelve to twenty-four months	**—**	**—**	**19.1**	**2.1**	**19.1**	**2.1**
Greater than twenty-four to thirty-six months	**21.0**	**2.4**	**—**	**—**	**21.0**	**2.4**
Greater than thirty-six months	**25.1**	**1.0**	**27.3**	**0.3**	**52.4**	**1.3**
Total fixed maturities, available-for-sale	**$2,466.1**	**$36.1**	**$ 1,299.7**	**$40.3**	**$3,765.8**	**$76.4**

U.S. Invested Assets
Unrealized Losses on Investment Grade Fixed Maturity Securities Available-for-Sale by Aging Category

	As of December 31, 2002					
	Public		Private		Total	
	Carrying Amount	Gross Unrealized Losses	Carrying Amount	Gross Unrealized Losses	Carrying Amount	Gross Unrealized Losses
	(in millions)					
Three months or less	$ 695.4	$16.9	$ 345.7	$21.1	$1,041.1	$ 38.0
Greater than three to six months	242.2	13.0	225.8	14.2	468.0	27.2
Greater than six to nine months	188.6	11.5	149.2	12.6	337.8	24.1
Greater than nine to twelve months	174.9	6.1	105.7	2.1	280.6	8.2
Greater than twelve to twenty-four months	167.3	20.1	148.3	11.6	315. 6	31.7
Greater than twenty-four to thirty-six months	9.2	0.3	48.1	6.0	57.3	6.3
Greater than thirty-six months	46.4	2.9	150.6	6.0	197.0	8.9
Total fixed maturities, available-for-sale	$1,524.0	$70.8	$1,173.4	$73.6	$2,697.4	$144.4

U.S. Invested Assets
Unrealized Losses on Below Investment Grade Fixed Maturity Securities
Available-for-Sale by Aging Category

	As of December 31, 2003					
	Public		Private		Total	
	Carrying Amount	Gross Unrealized Losses	Carrying Amount	Gross Unrealized Losses	Carrying Amount	Gross Unrealized Losses
			(in millions)			
Three months or less	$ 41.1	$ 0.6	$ 67.9	$28.8	$109.0	$29.4
Greater than three to six months	5.3	0.8	40.4	6.0	45.7	6.8
Greater than six to nine months	3.5	0.1	24.1	0.1	27.6	0.2
Greater than nine to twelve months	—	—	0.8	0.1	0.8	0.1
Greater than twelve to twenty-four months	26.9	0.8	68.6	9.1	95.5	9.9
Greater than twenty-four to thirty-six months	64.2	8.8	62.6	8.2	126.8	17.0
Greater than thirty six months	9.1	1.3	78.6	10.5	87.7	11.8
Total fixed maturities, available-for-sale	$150.1	$12.4	$343.0	$62.8	$493.1	$75.2

U.S. Invested Assets
Unrealized Losses on Below Investment Grade Fixed Maturity Securities
Available-for-Sale by Aging Category

	As of December 31, 2002					
	Public		Private		Total	
	Carrying Amount	Gross Unrealized Losses	Carrying Amount	Gross Unrealized Losses	Carrying Amount	Gross Unrealized Losses
			(in millions)			
Three months or less	$149.9	$ 16.5	$123.1	$ 12.2	$ 273.0	$ 28.7
Greater than three to six months	93.3	22.6	121.1	12.6	214.4	35.2
Greater than six to nine months	135.6	33.1	124.0	19.3	259.6	52.4
Greater than nine to twelve months	129.1	39.1	—	—	129.1	39.1
Greater than twelve to twenty-four months	178.2	107.9	98.1	31.8	276.3	139.7
Greater than twenty-four to thirty-six months	28.0	6.3	28.9	1.6	56.9	7.9
Greater than thirty-six months	39.1	3.9	104.9	39.9	144.0	43.8
Total fixed maturities, available-for-sale	$753.2	$229.4	$600.1	$117.4	$1,353.3	$346.8

Of total gross unrealized losses as of December 31, 2003 and December 31, 2002, $76.4 million and $144.4 million were related to investment grade securities, respectively. Gross unrealized losses related to below investment grade securities were $75.2 million and $346.8 million as of December 31, 2003 and December 31, 2002, respectively.

The following tables present the carrying amount and gross unrealized losses on fixed maturity securities available-for-sale, where the estimated fair value has declined and remained below amortized cost by 20% or more as of December 31, 2003, and December 31, 2002.

U.S. Invested Assets
Unrealized Losses on Fixed Maturity Securities
Available-for-Sale by Aging Category

	As of December 31, 2003					
	Problem, Potential Problem, and Restructured		All Other Fixed Maturity Securities		Total	
	Carrying Amount	Gross Unrealized Losses	Carrying Amount	Gross Unrealized Losses	Carrying Amount	Gross Unrealized Losses
			(in millions)			
Three months or less	**$30.9**	**$34.6**	**$—**	**$—**	**$30.9**	**$34.6**
Greater than three to six months	**—**	**—**	**—**	**—**	**—**	**—**
Greater than six to nine months	**—**	**—**	**—**	**—**	**—**	**—**
Greater than nine to twelve months	**0.5**	**0.1**	**—**	**—**	**0.5**	**0.1**
Greater than twelve months	**3.6**	**1.5**	**7.7**	**2.2**	**11.3**	**3.7**
Total fixed maturity securities, available-for-sale	**$35.0**	**$36.2**	**$7.7**	**$2.2**	**$42.7**	**$38.4**

U.S. Invested Assets
Unrealized Losses on Fixed Maturity Securities Available-for-Sale by Aging Category

	As of December 31, 2002					
	Problem, Potential Problem, and Restructured		All Other Fixed Maturity Securities		Total	
	Carrying Amount	Gross Unrealized Losses	Carrying Amount	Gross Unrealized Losses	Carrying Amount	Gross Unrealized Losses
			(in millions)			
Three months or less	$ 98.1	$ 34.6	$ 60.9	$29.9	$159.0	$ 64.5
Greater than three to six months	81.8	52.6	82.3	37.2	164.1	89.8
Greater than six to nine months	86.3	79.0	2.5	0.9	88.8	79.9
Greater than nine to twelve months	—	—	—	—	—	—
Greater than twelve months	52.7	46.7	1.4	1.0	54.1	47.7
Total fixed maturity securities, available-for-sale	$318.9	$212.9	$147.1	$69.0	$466.0	$281.9

Gross unrealized losses on fixed maturity securities where the estimated fair value has been 20% or more below amortized cost were $38.4 million as of December 31, 2003 and $281.9 million as of December 31, 2002. The gross unrealized losses attributed to those securities considered to be "problem", "potential problem" or "restructured" were $36.2 million and $212.9 million as of December 31, 2003, and December 31, 2002, respectively.

The following table presents the total carrying amount of our fixed maturity portfolio, as well as its problem, potential problem and restructured fixed maturities for the periods indicated:

U.S. Invested Assets
Problem, Potential Problem and Restructured Fixed Maturities at Carrying Amount

	As of December 31,	
	2003	**2002**
	($ in millions)	
Total fixed maturity securities (public and private)	**$36,128.0**	$33,207.1
Problem fixed maturity securities	**$ 152.5**	$ 262.0
Potential problem fixed maturity securities	**230.1**	508.4
Restructured fixed maturity securities	**39.9**	103.9
Total problem, potential problem and restructured fixed maturity securities	**$ 422.5**	$ 874.3
Total problem, potential problem and restructured fixed maturity securities as a percent of total fixed maturity securities	**1%**	3%

Mortgage Loans

Mortgage loans comprised 25% and 23% of total U.S. invested assets as of December 31, 2003, and December 31, 2002, respectively. Mortgage loans consist of commercial and residential loans. Commercial mortgage loans comprised $9,630.4 million as of December 31, 2003, and $9,365.8 million as of December 31, 2002, or 73% and 86% of total mortgage loan investments, respectively. Residential mortgages comprised $3,544.6 million as of December 31, 2003 and $1,463.6 million as of December 31, 2002, or 27% and 14% of total mortgage loan investments, respectively. Principal Residential Mortgage, Inc. and Principal Bank hold the majority of residential loans. Principal Residential Mortgage, Inc. holds residential loans as part of its securitization inventory and Principal Bank holds residential loans to comply with federal thrift charter requirements. As a result of our implementation of FIN 46, effective July 1, 2003, residential mortgage loans include the full consolidation of PRMCR, which provides a source of funding for our residential mortgage loan production. PRMCR held $2.0 billion in mortgage loans held for sale as of December 31, 2003.

Commercial Mortgage Loans. Commercial mortgages play an important role in our investment strategy by:

- providing strong risk adjusted relative value in comparison to other investment alternatives;
- enhancing total returns; and
- providing strategic portfolio diversification.

As a result, we have focused on constructing a solid, high quality portfolio of mortgages. Our portfolio is generally comprised of mortgages with conservative loan-to-value ratios, high debt service coverages and general purpose property types with a strong credit tenancy.

Our commercial loan portfolio consists of primarily non-recourse, fixed rate mortgages on fully or near fully leased properties. The mortgage portfolio is comprised of general-purpose industrial properties, manufacturing office properties and credit oriented retail properties.

California accounted for 16% of our commercial mortgage loan portfolio as of December 31, 2003. We are, therefore, exposed to potential losses resulting from the risk of catastrophes, such as earthquakes, that may affect the region. Like other lenders, we generally do not require earthquake insurance for properties on which we make commercial mortgage loans. With respect to California properties, however, we obtain an engineering report specific to each property. The report assesses the building's design specifications, whether it has been upgraded to meet seismic building codes and the maximum loss that is likely to result from a variety of different seismic events. We also obtain a report that assesses by building and geographic fault lines the amount of loss our commercial mortgage loan portfolio might suffer under a variety of seismic events.

Our commercial loan portfolio is highly diversified by borrower. As of December 31, 2003, 39% of the U.S. commercial mortgage loan portfolio was comprised of mortgage loans with principal balances of less than $10.0 million. The total number of commercial mortgage loans outstanding as of December 31, 2003 and December 31, 2002 was 1,447 and 1,529, respectively. The average loan size of our commercial mortgage portfolio was $6.7 million as of December 31, 2003.

We actively monitor and manage our commercial mortgage loan portfolio. Substantially all loans within the portfolio are analyzed regularly, based on a proprietary risk rating cash flow model, in order to monitor the financial quality of these assets and are internally rated. Based on ongoing monitoring, mortgage loans with a likelihood of becoming delinquent are identified and placed on an internal "watch list". Among criteria which would indicate a potential problem are: imbalances in ratios of loan to value or contract rents to debt service, major tenant vacancies or bankruptcies, borrower sponsorship problems, late payments, delinquent taxes and loan relief/restructuring requests.

We state commercial mortgage loans at their unpaid principal balances, net of discount accrual and premium amortization, valuation allowances and write downs for impairment. We provide a valuation allowance for commercial mortgage loans based on past loan loss experience and for specific loans considered to be impaired. Mortgage loans are considered impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement may not be collected. When we determine that a loan is impaired, we either establish a valuation allowance or adjust the cost basis of that loan and record a loss for the excess of the carrying value of the mortgage loan over its estimated fair value. Estimated fair value is based on either the present value of expected future cash flows discounted at the loan's original effective interest rate, the loan's observable market price or the fair value of the collateral. We record increases in such valuation allowances as realized investment losses and, accordingly, we reflect the losses in our consolidated results of operations. Such decreases in valuation allowances aggregated $34.0 million for the year ended December 31, 2003 and $7.1 million for the year ended December 31, 2002.

We review our mortgage loan portfolio and analyze the need for a valuation allowance for any loan which is delinquent for 60 days or more, in process of foreclosure, restructured, on the "watch list", or which currently has a valuation allowance. We categorize loans, which are delinquent, loans in process of foreclosure, and loans to borrowers in bankruptcy as "problem" loans. Potential problem loans are loans placed on an internal "watch list" for which management has concerns as to the ability of the borrower to comply with the present loan payment terms and which may result in the loan becoming a problem or being restructured. The decision whether to classify a performing loan as a potential problem involves significant subjective judgments by management as to the likely future economic conditions and developments with respect to the borrower. We categorize loans for which the original terms of the mortgages have been modified or for which interest or principal payments have been deferred as "restructured" loans. We also consider matured loans that are refinanced at below market rates as restructured.

We charge mortgage loans deemed to be uncollectible against the allowance for losses and credit subsequent recoveries to the allowance for losses. We maintain the allowance for losses at a level management believes to be adequate to absorb estimated probable credit losses. Management bases its periodic evaluation of the adequacy of the allowance for losses on known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. The evaluation is inherently subjective as it requires estimating the amounts and timing of future cash flows expected to be received on impaired loans that may change. As a result of a change in estimates, we evaluated the adequacy of our commercial mortgage loan allowance at December 31, 2003 and released $23.9 million from the allowance.

The following table represents our commercial mortgage valuation allowance for the periods indicated:

U.S. Invested Assets
Commercial Mortgage Valuation Allowance

	As of December 31,	
	2003	**2002**
	($ in millions)	
Beginning balance	**$ 83.6**	$ 90.7
Provision	**1.3**	33.5
Release	**(35.3)**	(40.6)
Ending balance	**$ 49.6**	$ 83.6
Valuation allowance as % of carrying value before reserves	**1%**	1%

The following table presents the carrying amounts of problem, potential problem and restructured commercial mortgages relative to the carrying amount of all commercial mortgages for the periods indicated:

U.S. Invested Assets
Problem, Potential Problem and Restructured Commercial Mortgages at Carrying Amount

	As of December 31,	
	2003	2002
	($ in millions)	
Total commercial mortgages	**$9,630.4**	$9,365.8
Problem commercial mortgages(1)	**$ 45.9**	$ 77.2
Potential problem commercial mortgages	**99.3**	50.4
Restructured commercial mortgages	**65.3**	46.9
Total problem, potential problem and restructured commercial mortgages	**$ 210.5**	$ 174.5
Total problem, potential problem and restructured commercial mortgages as a percent of total commercial mortgages	**2%**	2%

(1) Problem commercial mortgages include no mortgage loans in foreclosure as of December 31, 2003, compared to $0.4 million on December 31, 2002.

Equity Real Estate

We hold commercial equity real estate as part of our investment portfolio. As of December 31, 2003, and December 31, 2002, the carrying amount of equity real estate investment was $1,528.0 million and $1,221.6 million, or 3% and 2% of U.S. invested assets, respectively. We own real estate, real estate acquired upon foreclosure of commercial mortgage loans and interests, both majority owned and non-majority owned, in real estate joint ventures.

Equity real estate is categorized as either "real estate held for investment" or "real estate held for sale". Real estate held for investment totaled $1,003.6 million as of December 31, 2003, and $1,042.1 million as of December 31, 2002. The carrying value of real estate held for investment is generally adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Such impairment adjustments are recorded as realized investment losses and accordingly, are reflected in our consolidated results of operations. For the periods ended December 31, 2003 and December 31, 2002, there were no such impairment adjustments.

The carrying amount of real estate held for sale as of December 31, 2003, and December 31, 2002, was $524.4 million and $179.5 million, net of valuation allowances of $19.1 million and $19.3 million, respectively. Once we identify a real estate property to be sold and commence a plan for marketing the property, we classify the property as held for sale. We establish a valuation allowance subject to periodical revisions, if necessary, to adjust the carrying value of the property to reflect the lower of its current carrying value or the fair value, less associated selling costs.

We use research, both internal and external, to recommend appropriate product and geographic allocations and changes to the equity real estate portfolio. We monitor product, geographic and industry diversification separately and together to determine the most appropriate mix.

Equity real estate is distributed across geographic regions of the country with larger concentrations in the South Atlantic, West South Central and Pacific regions of the United States as of December 31, 2003. By property type, there is a concentration in office buildings that represented approximately 33% of the equity real estate portfolio as of December 31, 2003.

Other Investments

Our other investments totaled $1,249.7 million as of December 31, 2003, compared to $1,075.5 million as of December 31, 2002. With the adoption of SFAS 133 on January 1, 2001, derivatives were reflected on our balance sheet and accounted for $736.4 million in other investments as of December 31, 2003. The remaining invested assets include minority interests in unconsolidated entities and properties owned jointly with venture partners and operated by the partners.

International Investment Operations

As of December 31, 2003, our international investment operations consist of the investments of Principal International comprised of $2.0 billion in invested assets. Principal Global Investors works with each Principal International affiliate to develop investment policies and strategies that are consistent with the products they offer. Due to the regulatory constraints in each country, each company maintains its own investment policies, which are approved by Principal Global Investors. Each international affiliate is required to submit a compliance report relative to its strategy to Principal Global Investors. Principal Global Investors employees and international affiliate company credit analysts jointly review each corporate credit annually.

Overall Composition of International Invested Assets

As shown in the following table, the major categories of international invested assets as of December 31, 2003, and December 31, 2002, were fixed maturity securities and residential mortgage loans:

International Invested Assets

	As of December 31,			
	2003		2002	
	Carrying Amount	% of Total	Carrying Amount	% of Total
	($ in millions)			
Fixed maturity securities				
Public	**$1,334.8**	**66%**	$ 998.6	67%
Private	**89.8**	**5**	81.7	6
Equity securities	**41.8**	**2**	20.6	1
Mortgage loans				
Residential	**333.1**	**16**	252.5	17
Real estate held for investment	**9.5**	**—**	7.4	1
Other investments	**213.3**	**11**	124.6	8
Total invested assets	**2,022.3**	**100%**	1,485.4	100%
Cash and cash equivalents	**73.1**		97.1	
Total invested assets and cash	**$2,095.4**		$1,582.5	

Use of Non-GAAP Financial Measures and Reconciliations to U.S. GAAP

We use a non-GAAP financial measure that management believes is useful to investors because it illustrates a current trend in our Life and Health Insurance segment. We have provided reconciliations of the non-GAAP financial measure premium and deposits, to the most directly comparable U.S. GAAP financial measure, premium and other considerations. The premium and deposit measure is used to highlight a shift in individual life insurance sales from traditional life insurance products to universal and variable universal life insurance products. Traditional life insurance products generate premium revenue under U.S. GAAP, while universal and variable universal life insurance products do not generate premium revenue under U.S. GAAP.

	For the year ended December 31,		
	2003	2002	2001
	($ in millions)		
Premium and Deposits:			
Universal and Variable Universal Life Insurance			
Premium and deposits	**$337.6**	$298.1	$270.1
Less: deposits	**352.9**	309.5	279.0
GAAP premium and other considerations	**$(15.3)**	$(11.4)	$ (8.9)
Traditional Life Insurance			
Premium and deposits	**$710.9**	$737.2	$766.2
Less: deposits	**—**	—	—
GAAP premium and other considerations	**$710.9**	$737.2	$766.2

Quantitative and Qualitative Disclosures About Market Risk

Market Risk Exposures and Risk Management

Market risk is the risk that we will incur losses due to adverse fluctuations in market rates and prices. Our primary market risk exposure is to changes in interest rates, although we also have exposures to changes in equity prices and foreign currency exchange rates. The active management of market risk is an integral part of our operations. We manage our overall market risk exposure within established risk tolerance ranges by using the following approaches:

- rebalance our existing asset or liability portfolios;
- control the risk structure of newly acquired assets and liabilities; or
- use derivative instruments to modify the market risk characteristics of existing assets or liabilities or assets expected to be purchased.

Interest Rate Risk

Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. Our exposure to interest rate risk stems largely from our substantial holdings of guaranteed fixed rate liabilities in our U.S. Asset Management and Accumulation segment.

We manage the interest rate risk inherent in our assets relative to the interest rate risk inherent in our liabilities. One of the measures we use to quantify this exposure is duration. To calculate duration, we project asset and liability cashflows. These cashflows are discounted to a net present value basis using a spot yield curve, which is a blend of the spot yield curves for each of the asset types in the portfolio. Duration is calculated by re-calculating these cashflows and redetermining the net present value based upon an alternative level of interest rates, and determining the percentage change in fair value.

As of December 31, 2003, the difference between the asset and liability durations on our primary duration managed portfolio was .03 years. This duration gap indicates that as of this date the sensitivity of the fair value of our assets to interest rate movements is greater than that of the fair value of our liabilities. Our goal is to minimize the duration gap. Currently, our guidelines indicate that total duration gaps between the asset and liability portfolios should be within 0.25 years. The value of the assets in this portfolio was $30,005.3 million as of December 31, 2003.

For products such as whole life insurance and term life insurance that are less sensitive to interest rate risk, and for other products such as individual single premium deferred annuities, we manage interest rate risk based on a modeling process that considers the target average life, maturities, crediting rates and assumptions of policyholder behavior. As of December 31, 2003, the weighted-average difference between the asset and liability durations on these portfolios was −.22 years. This duration gap indicates that as of this date the sensitivity of the fair value of our assets to interest rate movements is less than that of the fair value of our liabilities. We attempt to monitor this duration gap consistent with our overall risk/reward tolerances. The value of the assets in the duration-monitored portfolios was $13,114.2 million as of December 31, 2003.

We also have a block of participating general account pension business that passes the actual investment performance of the assets to the customer. The investment strategy of this block is to maximize investment return to the customer on a "best efforts" basis, and there is little or no attempt to manage the duration of this portfolio since there is little or no interest rate risk. The value of the assets in the non duration-managed portfolios was $5,198.9 million as of December 31, 2003.

Using the assumptions and data in effect as of December 31, 2003, we estimate that a 100 basis point immediate, parallel increase in interest rates increases the net fair value of our portfolio by $20.4 million. The following table details the estimated changes by risk management strategy:

Risk Management Strategy	As of December 31, 2003 Value of Total Assets	Net Fair Value Change
	(in millions)	
Primary duration-managed	**$30,005.3**	**$(9.0)**
Duration-monitored	**13,114.2**	**29.4**
Non duration-managed	**5,198.9**	**N/A**
Total	**$48,318.4**	**$20.4**

We are also exposed to interest rate risk in our Mortgage Banking segment. We manage this risk by striving to balance our loan origination and loan servicing operations, the two of which are generally counter-cyclical. In addition, we use various financial instruments, including derivatives contracts, to manage the interest rate risk specifically related to committed loans in the pipeline and mortgage servicing rights. The overall objective of our interest rate risk management policies is to offset changes in the values of these items resulting from changes in interest rates. We do not speculate on the direction of interest rates in our management of interest rate risk.

We manage interest rate risk on our mortgage loan pipeline by using cash forward sale commitments, mortgage-backed securities in the forward markets, over-the-counter options on mortgage-backed securities, U.S. Treasury and Eurodollar futures contracts, options on futures contracts, interest rate swaps, options on interest rate swaps, private investor contracts to buy or sell residential mortgage loans, and servicing-released loans sales programs. We also use interest rate floors, futures contracts, options on futures contracts, swaps and swaptions, mortgage-backed securities and principal-only strips in hedging a portion of our portfolio of mortgage servicing rights from prepayment risk associated with changes in interest rates.

We measure pipeline interest rate risk exposure by adjusting the at-risk pipeline in light of the theoretical optionality of each applicant's rate/price commitment. The at-risk pipeline, which consists of closed loans and rate locks, is then refined at the product type level to express each product's sensitivity to changes in market interest rates in terms of a single current coupon MBS duration ("benchmark interest rate"). Suitable hedges are selected and a similar methodology applied to this hedge position. The variety of hedging instruments allows us to match the behavior of the financial instrument with that of the different types of loans originated. Financial risk is limited by requiring that the net position value will not change in excess of an amount established by Senior Management of the Mortgage Banking segment given an instantaneous pre-determined price change in the benchmark security. Price sensitivity analysis is performed at least once daily. The pre-determined risk limits will be reviewed periodically and updated as needed. The face amount of the loans in the pipeline as of December 31, 2003, was $4.2 billion. Due to the impact of our hedging activities, we estimate that a 100 basis point immediate and sustained increase in the benchmark interest rates decreases the December 31, 2003, net position value by $8.1 million.

The financial risk associated with our mortgage servicing operations is the risk that the fair value of the servicing asset falls below its U.S. GAAP book value. To measure this risk, we analyze each servicing risk tranche's U.S. GAAP book value in relation to the then current fair value for similar servicing rights. We perform this valuation using option-adjusted spread valuation techniques applied to each risk tranche. We produce tranche fair values at least monthly and model our net servicing hedge position at least daily.

The fair value of the servicing asset declines as interest rates decrease due to possible mortgage loan servicing rights impairment that may result from increased current and projected future prepayment activity. The change in value of the servicing asset due to interest rate movements is partially offset by the use of financial instruments, including derivative contracts that typically increase in aggregate value when interest rates decline. Financial risk is limited by requiring that the net position value will not change in excess of an amount established by Senior Management of the Mortgage Banking segment given an instantaneous pre-determined change in the level of interest rates. Price sensitivity analysis is performed at least once weekly. The pre-determined risk limits will be reviewed periodically and updated as needed. Based on values as of December 31, 2003, a 100 basis point immediate parallel and sustained decrease in interest rates produces a $130.1 million decline in value of the servicing asset of our Mortgage Banking segment, net of the impact of these hedging vehicles, due to the differences between fair values and U.S. GAAP book values.

Cash Flow Volatility

Cash flow volatility arises as a result of several factors. One is the inherent difficulty in perfectly matching the cash flows of new asset purchases with that of new liabilities. Another factor is the inherent cash flow volatility of some classes of assets and liabilities. In order to minimize cash flow volatility, we manage differences between expected asset and liability cash flows within pre-established guidelines.

We also seek to minimize cash flow volatility by restricting the portion of securities with redemption features held in our invested asset portfolio. These asset securities include redeemable corporate securities, mortgage-backed securities or other assets with options that, if exercised, could alter the expected future cash inflows. In addition, we limit sales liabilities with features such as puts or other options that may change the cash flow profile of the liability portfolio.

Derivatives

We use various derivative financial instruments to manage our exposure to fluctuations in interest rates, including interest rate swaps, principal-only swaps, interest rate floors, swaptions, U.S. Treasury futures, Treasury rate guarantees, interest rate lock commitments and mortgage-backed forwards and options. We use interest rate futures contracts and mortgage-backed forwards to hedge changes in interest rates subsequent to the issuance of an insurance liability, such as a guaranteed investment contract, but prior to the purchase of a supporting asset, or during periods of holding assets in anticipation of near term liability sales. We use interest rate swaps and principal-only swaps primarily to more closely match the interest rate characteristics of assets and liabilities. They can be used to change the sensitivity to the interest rate of specific assets and liabilities as well as an entire portfolio. Occasionally, we will sell a callable liability or a liability with attributes similar to a call option. In these cases, we will use interest rate swaptions or similar products to hedge the risk of early liability payment thereby transforming the callable liability into a fixed term liability.

We also seek to reduce call or prepayment risk arising from changes in interest rates in individual investments. We limit our exposure to investments that are prepayable without penalty prior to maturity at the option of the issuer, and we require additional yield on these investments to compensate for the risk that the issuer will exercise such option. An example of an investment we limit because of the option risk is residential mortgage-backed securities. We assess option risk in all investments we make and, when we assume such risk, we seek to price for it accordingly to achieve an appropriate return on our investments.

We have increased our credit exposure through credit default swaps by investing in subordinated tranches of a synthetic collateralized debt obligation. The outstanding notional amount as of December 31, 2003 was $500.0 million and the mark to market value was $13.7 million. We also invested in credit default swaps creating replicated assets with a notional of $363.3 million and mark to market value of $31.5 million as of December 31, 2003.

We also offer a guaranteed fund as an investment option in our defined contribution plans in Hong Kong. This fund contains an embedded option that has been bifurcated and accounted for separately in realized gains (losses). We recognized a $0.1 million pre-tax loss for the year ended December 31, 2003.

The obligation to deliver the underlying securities of certain consolidated grantor trusts to various unrelated trust certificate holders contains an embedded derivative of the forecasted transaction to deliver the underlying securities.

In conjunction with our use of derivatives, we are exposed to counterparty risk, or the risk that counterparty fails to perform the terms of the derivative contract. We actively manage this risk by:

- establishing exposure limits which take into account non-derivative exposure we have with the counterparty as well as derivative exposure;
- performing similar credit analysis prior to approval on each derivatives counterparty that we do when lending money on a long-term basis;
- diversifying our risk across numerous approved counterparties;
- limiting exposure to A+ credit or better;
- conducting stress-test analysis to determine the maximum exposure created during the life of a prospective transaction;
- implementing credit support annex (collateral) agreements with selected counterparties to further limit counterparty exposures; and
- daily monitoring of counterparty credit ratings.

All new derivative counterparties are approved by the Investment Committee. We believe the risk of incurring losses due to nonperformance by our counterparties is manageable.

The notional amounts used to express the extent of our involvement in swap transactions represent a standard measurement of the volume of our swap business. Notional amount is not a quantification of market risk or credit risk and it may not necessarily be recorded on the balance sheet. Notional amounts represent those amounts used to calculate contractual flows to be exchanged and are not paid or received, except for contracts such as currency swaps. Actual credit exposure represents the amount owed to us under derivative contracts as of the valuation date. The following tables present our position in, and credit exposure to, derivative financial instruments as of December 31, 2003, and December 31, 2002:

Derivative Financial Instruments — Notional Amounts

	As of December 31,			
	2003		2002	
	Notional Amount	% of Total	Notional Amount	% of Total
	($ in millions)			
Interest rate swaps	**$ 8,158.9**	**26%**	$ 9,719.2	18%
Swaptions	**5,642.5**	**18**	9,772.5	18
Mortgage-backed forwards and options	**4,892.3**	**16**	17,494.9	33
U.S. Treasury futures (LIBOR)	**4,380.0**	**14**	2,225.0	4
Foreign currency swaps	**2,823.4**	**9**	3,217.0	6
Interest rate lock commitments	**2,242.4**	**7**	8,198.1	15
Interest rate floors	**1,650.0**	**5**	1,650.0	3
Credit default swaps	**863.3**	**3**	705.2	1
Bond forwards	**467.2**	**1**	363.7	1
Currency forwards	**282.0**	**1**	0.2	—
Call options	**30.0**	**—**	30.0	—
U.S. Treasury futures	**27.8**	**—**	271.1	1
Bond options	**17.5**	**—**	—	—
Other	**1.5**	**—**	—	—
Principal only swaps	**—**	**—**	123.6	—
Treasury rate guarantees	**—**	**—**	63.0	—
Total	**$31,478.8**	**100%**	$53,833.5	100%

Derivative Financial Instruments — Credit Exposures

	As of December 31,			
	2003		2002	
	Credit Exposure	% of Total	Credit Exposure	% of Total
	($ in millions)			
Foreign currency swaps	**$637.1**	**75%**	$195.0	68%
Interest rate swaps	**89.6**	**10**	48.4	17
Bond forwards	**52.2**	**6**	—	—
Credit default swaps	**45.9**	**5**	8.9	3
Swaptions	**29.2**	**3**	31.4	11
Call options	**6.6**	**1**	0.4	—
Interest rate floors	**1.9**	**—**	1.7	1
Currency forwards	**0.3**	**—**	—	—
Total	**$862.8**	**100%**	$285.8	100%

The following table shows the interest rate sensitivity of our derivatives measured in terms of fair value. These exposures will change as a result of ongoing portfolio and risk management activities.

	As of December 31, 2003				
			Fair Value (no accrued interest)		
	Notional Amount	Weighted Average Term (Years)	−100 Basis Point Change	No Change	+100 Basis Point Change
	($ in millions)				
Interest rate swaps	$ 8,158.9	6.04(1)	$ 224.6	$ 25.8	$(147.6)
Swaptions	5,642.5	1.05(4)	317.4	161.2	150.9
Mortgage-backed forwards and options	4,892.3	0.09(5)	(111.1)	(11.6)	116.2
U.S. Treasury futures (LIBOR)	4,380.0	0.93(3)	(8.6)	(1.5)	5.6
Interest rate lock commitments	2,242.4	0.10(6)	41.6	11.6	(65.2)
Interest rate floors	1,650.0	2.50(2)	51.9	23.5	9.9
Bond forwards	467.2	2.83(5)	81.8	52.1	24.6
U.S. Treasury futures	27.8	0.22(3)	(1.7)	(0.1)	1.5
Bond options	17.5	2.79(5)	(0.9)	(0.6)	—
Total	$27,478.6		$ 595.0	$260.4	$ 95.9

(1) Based on maturity date of swap.

(2) Based on maturity date of floor.

(3) Based on maturity date.

(4) Based on option date of swaption.

(5) Based on settlement date.

(6) Based on expiration date.

We use U.S. Treasury futures to manage our over/under commitment position, and our position in these contracts changes daily.

Debt Issued and Outstanding

As of December 31, 2003, the aggregate fair value of long-term debt was $2,889.2 million, which includes debt related to our implementation of FIN 46. A 100 basis point, immediate, parallel decrease in interest rates would increase the fair value of debt by approximately $60.1 million.

	As of December 31, 2003		
	Fair Value (no accrued interest)		
	−100 Basis Point Change	No Change	+100 Basis Point Change
	(in millions)		
4.55% notes payable, due 2004	$ 414.5	$ 404.8	$ 399.0
7.95% notes payable, due 2004	208.0	206.7	205.5
Variable rate equity certificates, due 2005(1)	44.0	44.0	44.0
Variable rate notes payable, due 2006(2)	800.0	800.0	800.0
Variable rate equity certificates, due 2006(3)	149.0	149.0	149.0
8.2% notes payable, due 2009	577.4	550.8	525.7
7.875% surplus notes payable, due 2024	208.9	206.0	193.7
8% surplus notes payable, due 2044	117.3	105.9	95.4
Non-recourse mortgages and notes payable	357.6	350.3	343.3
Other mortgages and notes payable	72.6	71.7	70.8
Total long-term debt	$2,949.3	$2,889.2	$2,826.4

(1) Represents $44.0 million at 165 basis points over 1 month LIBOR.

(2) Represents $400.0 million at 25 basis points over 1 month LIBOR and $400.0 million at 29 basis points over 1 month LIBOR.

(3) Represents $25.2 million at 157 basis points over 1 month LIBOR, $49.3 million at 170 basis points over 1 month LIBOR and $74.5 million at 180 basis points over 1 month LIBOR.

Equity Risk

Equity risk is the risk that we will incur economic losses due to adverse fluctuations in a particular common stock. As of December 31, 2003, the fair value of our equity securities was $712.5 million. A 10% decline in the value of the equity securities would result in an unrealized loss of $71.3 million. As of December 31, 2003, a 10% immediate and sustained decline in the equity markets would result in a decrease of asset-based fee revenues of $41.1 million over the next year.

Foreign Currency Risk

Foreign currency risk is the risk that we will incur economic losses due to adverse fluctuations in foreign currency exchange rates. This risk arises from our international operations and foreign currency-denominated funding agreements issued to non-qualified institutional investors in the international market. The notional amount of our currency swap agreements associated with foreign-denominated liabilities as of December 31, 2003, was $2,588.7 million. We also have fixed maturity securities that are denominated in foreign currencies. However, we use derivatives to hedge the foreign currency risk, both interest payments and the final maturity payment, of these funding agreements and securities. As of December 31, 2003, the fair value of our foreign currency denominated fixed maturity securities was $313.4 million. We use currency swap agreements of the same currency to hedge the foreign currency exchange risk related to these investments. The notional amount of our currency swap agreements associated with foreign-denominated fixed maturity securities as of December 31, 2003, was $234.7 million. With regard to our international operations, we attempt to do as much of our business as possible in the functional currency of the country of operation. At times, however, we are unable to do so, and in these cases, we use foreign exchange derivatives to hedge the resulting risks.

We estimate that as of December 31, 2003, a 10% immediate unfavorable change in each of the foreign currency exchange rates to which we are exposed would result in no material change to the net fair value of our foreign currency denominated instruments identified above, including the currency swap agreements. The selection of a 10% immediate unfavorable change in all currency exchange rates should not be construed as a prediction by us of future market events, but rather as an illustration of the potential impact of such an event.

Effects of Inflation

We do not believe that inflation, in the United States or in the other countries in which we operate, has had a material effect on our consolidated operations over the past five years. In the future, however, we may be affected by inflation to the extent it causes interest rates to rise.

Report of Independent Auditors

The Board of Directors and Stockholders
Principal Financial Group, Inc.

We have audited the accompanying consolidated statements of financial position of Principal Financial Group, Inc. ("the Company"), as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Principal Financial Group, Inc. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, in response to new accounting standards, the Company changed its methods of accounting for derivative instruments and hedging activities effective January 1, 2001, discontinued operations, goodwill and other intangible assets effective January 1, 2002, and variable interest entities effective July 1, 2003.

Ernst + Young LLP

Des Moines, Iowa
January 30, 2004

Principal Financial Group, Inc.

Consolidated Statements of Financial Position

	December 31, 2003	December 31, 2002
	(in millions, except per share data)	
Assets		
Fixed maturities, available-for-sale	**$ 37,449.7**	$34,185.7
Fixed maturities, trading	**102.9**	101.7
Equity securities, available-for-sale	**712.5**	378.7
Mortgage loans	**13,508.1**	11,081.9
Real estate	**1,537.5**	1,229.0
Policy loans	**804.1**	818.5
Other investments	**1,463.0**	1,200.1
Total investments	**55,577.8**	48,995.6
Cash and cash equivalents	**1,692.9**	1,038.6
Accrued investment income	**650.7**	646.3
Premiums due and other receivables	**719.8**	459.7
Deferred policy acquisition costs	**1,571.7**	1,414.4
Property and equipment	**447.8**	482.5
Goodwill	**184.2**	106.5
Other intangibles	**121.4**	88.8
Mortgage loan servicing rights	**1,953.1**	1,518.6
Separate account assets	**43,407.8**	33,501.4
Other assets	**1,427.2**	1,608.9
Total assets	**$107,754.4**	$89,861.3
Liabilities		
Contractholder funds	**$ 28,902.5**	$26,315.0
Future policy benefits and claims	**15,474.7**	14,736.4
Other policyholder funds	**710.2**	642.9
Short-term debt	**1,617.8**	564.8
Long-term debt	**2,767.3**	1,332.5
Income taxes currently payable	**90.0**	—
Deferred income taxes	**1,644.0**	1,177.7
Separate account liabilities	**43,407.8**	33,501.4
Other liabilities	**5,740.5**	4,933.4
Total liabilities	**100,354.8**	83,204.1
Stockholders' equity		
Common stock, par value $.01 per share — 2,500.0 million shares authorized, 377.4 million and 376.7 million shares issued, and 320.7 million and 334.4 million shares outstanding in 2003 and 2002, respectively	**3.8**	3.8
Additional paid-in capital	**7,153.2**	7,106.3
Retained earnings	**630.4**	29.4
Accumulated other comprehensive income	**1,171.3**	635.8
Treasury stock, at cost (56.7 million and 42.3 million shares in 2003 and 2002, respectively)	**(1,559.1)**	(1,118.1)
Total stockholders' equity	**7,399.6**	6,657.2
Total liabilities and stockholders' equity	**$107,754.4**	$89,861.3

See accompanying notes.

Principal Financial Group, Inc.

Consolidated Statements of Operations

	For the year ended December 31,		
	2003	2002	2001
		(in millions)	
Revenues			
Premiums and other considerations	**$3,634.1**	$3,881.8	$4,122.3
Fees and other revenues	**2,416.2**	1,990.8	1,600.7
Net investment income	**3,419.6**	3,304.7	3,383.6
Net realized/unrealized capital losses	**(65.7)**	(354.8)	(514.0)
Total revenues	**9,404.2**	8,822.5	8,592.6
Expenses			
Benefits, claims, and settlement expenses	**4,861.3**	5,216.9	5,482.1
Dividends to policyholders	**307.9**	316.6	313.7
Operating expenses	**3,281.3**	2,623.2	2,332.7
Total expenses	**8,450.5**	8,156.7	8,128.5
Income from continuing operations before income taxes	**953.7**	665.8	464.1
Income taxes	**225.8**	45.9	83.4
Income from continuing operations, net of related income taxes	**727.9**	619.9	380.7
Income (loss) from discontinued operations, net of related income taxes	**21.8**	(196.7)	(11.2)
Income before cumulative effect of accounting changes	**749.7**	423.2	369.5
Cumulative effect of accounting changes, net of related income taxes	**(3.4)**	(280.9)	(10.7)
Net income	**$ 746.3**	$ 142.3	$ 358.8

	For the year ended December 31, 2003	For the year ended December 31, 2002	Pro forma (unaudited) For the year ended December 31, 2001
Earnings per common share			
Basic earnings per common share:			
Income from continuing operations, net of related income taxes	**$ 2.23**	$ 1.77	$ 1.05
Income (loss) from discontinued operations, net of related income taxes	**0.07**	(0.56)	(0.03)
Income before cumulative effect of accounting changes	**2.30**	1.21	1.02
Cumulative effect of accounting changes, net of related income taxes	**(0.01)**	(0.80)	(0.03)
Net income	**$ 2.29**	$ 0.41	$ 0.99
Diluted earnings per common share:			
Income from continuing operations, net of related income taxes	**$ 2.23**	$ 1.77	$ 1.05
Income (loss) from discontinued operations, net of related income taxes	**0.06**	(0.56)	(0.03)
Income before cumulative effect of accounting changes	**2.29**	1.21	1.02
Cumulative effect of accounting changes, net of related income taxes	**(0.01)**	(0.80)	(0.03)
Net income	**$ 2.28**	$ 0.41	$ 0.99

The unaudited pro forma earnings per common share information above gives effect to the Demutualization and Initial Public Offering completed on October 26, 2001, as if they occurred on January 1, 2001 (see Note 21 to the consolidated financial statements).

See accompanying notes.

Principal Financial Group, Inc.

Consolidated Statements of Stockholders' Equity

	Common stock	Additional paid-in capital	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Treasury stock	Total stockholders' equity	Outstanding shares
			(in millions)				(in thousands)
Balances at January 1, 2001	$—	$ —	$ 6,312.5	$ (60.0)	$ —	$ 6,252.5	
Demutualization transaction	2.6	5,047.7	(6,700.4)	—	—	(1,650.1)	260,805.9
Stock issued and held in rabbi trusts	—	6.7	—	—	(6.7)	—	(363.7)
Initial public offering	1.0	1,752.9	—	—	—	1,753.9	100,000.0
Shares issued	0.2	265.2	—	—	—	265.4	15,000.0
Treasury stock acquired	—	—	—	—	(367.7)	(367.7)	(15,300.0)
Comprehensive income:							
Net income before demutualization	—	—	387.9	—	—	387.9	
Net loss after demutualization	—	—	(29.1)	—	—	(29.1)	
Net income for the year	—	—	358.8	—	—	358.8	
Net unrealized gains	—	—	—	451.6	—	451.6	
Provision for deferred income taxes	—	—	—	(158.1)	—	(158.1)	
Foreign currency translation adjustment	—	—	—	(71.8)	—	(71.8)	
Cumulative effect of accounting change, net of related income taxes	—	—	—	(14.2)	—	(14.2)	
Comprehensive income						566.3	
Balances at December 31, 2001	3.8	7,072.5	(29.1)	147.5	(374.4)	6,820.3	360,142.2
Shares issued, net of put options	—	22.0	—	—	—	22.0	904.9
Stock-based compensation	—	10.5	—	—	—	10.5	
Treasury stock acquired and sold, net	—	1.3	—	—	(743.7)	(742.4)	(26,627.8)
Dividends to shareholders	—	—	(83.8)	—	—	(83.8)	
Comprehensive income:							
Net income	—	—	142.3	—	—	142.3	
Net unrealized gains	—	—	—	618.8	—	618.8	
Provision for deferred income taxes	—	—	—	(217.1)	—	(217.1)	
Foreign currency translation adjustment	—	—	—	86.6	—	86.6	
Comprehensive income						630.6	
Balances at December 31, 2002	3.8	7,106.3	29.4	635.8	(1,118.1)	6,657.2	334,419.3
Shares issued, net of call options	—	**18.3**	—	—	—	**18.3**	**710.2**
Stock-based compensation, and additional related tax benefits	—	**25.4**	—	—	—	**25.4**	
Treasury stock acquired and sold, net	—	**3.2**	—	—	**(441.0)**	**(437.8)**	**(14,462.0)**
Dividends to shareholders	—	—	**(145.3)**	—	—	**(145.3)**	
Comprehensive income:							
Net income	—	—	**746.3**	—	—	**746.3**	
Net unrealized gains	—	—	—	**703.0**	—	**703.0**	
Provision for deferred income taxes	—	—	—	**(241.3)**	—	**(241.3)**	
Foreign currency translation adjustment	—	—	—	**68.6**	—	**68.6**	
Minimum pension liability	—	—	—	**(3.9)**	—	**(3.9)**	
Cumulative effect of accounting change, net of related income taxes	—	—	—	**9.1**	—	**9.1**	
Comprehensive income						**1,281.8**	
Balances at December 31, 2003	**$3.8**	**$7,153.2**	**$ 630.4**	**$1,171.3**	**$(1,559.1)**	**$ 7,399.6**	**320,667.5**

See accompanying notes.

Principal Financial Group, Inc.

Consolidated Statements of Cash Flows

	For the year ended December 31,		
	2003	2002	2001
		(in millions)	
Operating activities			
Net income	$ **746.3**	$ 142.3	$ 358.8
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss (income) from discontinued operations, net of related income taxes	**(21.8)**	196.7	11.2
Cumulative effect of accounting changes, net of related income taxes	**3.4**	280.9	10.7
Amortization of deferred policy acquisition costs	**142.8**	144.5	159.9
Additions to deferred policy acquisition costs	**(349.8)**	(323.4)	(261.7)
Accrued investment income	**5.8**	(52.2)	(66.2)
Premiums due and other receivables	**(69.7)**	25.2	(47.3)
Contractholder and policyholder liabilities and dividends	**2,043.6**	2,154.4	2,005.0
Current and deferred income taxes	**312.3**	408.4	98.8
Net realized/unrealized capital losses	**65.7**	354.8	514.0
Depreciation and amortization expense	**117.1**	106.0	103.4
Amortization of mortgage servicing rights	**434.9**	364.9	213.0
Stock-based compensation	**22.6**	10.5	—
Mortgage servicing rights valuation adjustments	**412.5**	926.7	101.8
Other	**(151.9)**	639.9	711.2
Net adjustments	**2,967.5**	5,237.3	3,553.8
Net cash provided by operating activities	**3,713.8**	5,379.6	3,912.6
Investing activities			
Available-for-sale securities:			
Purchases	**(10,940.4)**	(16,683.5)	(14,871.8)
Sales	**2,962.7**	8,460.0	6,707.7
Maturities	**5,229.7**	4,473.3	4,729.5
Net cash flows from trading securities	**—**	(82.4)	(17.0)
Mortgage loans acquired or originated	**(62,829.0)**	(50,217.3)	(40,456.9)
Mortgage loans sold or repaid	**64,135.6**	50,027.7	40,908.6
Purchase of mortgage servicing rights	**(1,098.4)**	(931.7)	(968.4)
Proceeds from sale of mortgage servicing rights	**29.9**	8.6	31.5
Real estate acquired	**(283.3)**	(273.8)	(290.0)
Real estate sold	**133.3**	255.7	803.8
Net change in property and equipment	**(28.9)**	(59.5)	(90.6)
Net proceeds (disbursements) from sales of subsidiaries	**40.9**	500.8	(7.9)
Purchases of interest in subsidiaries, net of cash acquired	**(136.2)**	(54.5)	(11.1)
Net change in other investments	**235.8**	498.5	(205.4)
Net cash used in investing activities	$ **(2,548.3)**	$ (4,078.1)	$ (3,738.0)

Principal Financial Group, Inc.

Consolidated Statements of Cash Flows — (continued)

	For the year ended December 31,		
	2003	2002	2001
		(in millions)	
Financing activities			
Issuance of common stock	**$ 18.3**	$ 22.0	$ 2,019.3
Payments to eligible policyholders under plan of conversion	**—**	—	(1,177.5)
Acquisition and sales of treasury stock, net	**(453.0)**	(742.4)	(367.7)
Proceeds from financing element derivatives	**118.0**	—	—
Payments for financing element derivatives	**(107.3)**	—	—
Dividends to shareholders	**(145.3)**	(83.8)	—
Issuance of long-term debt	**34.7**	64.1	149.2
Principal repayments of long-term debt	**(85.3)**	(110.0)	(204.4)
Net proceeds (repayments) of short-term borrowings	**(1,183.8)**	53.2	52.1
Investment contract deposits	**9,586.0**	7,014.1	5,054.9
Investment contract withdrawals	**(8,666.2)**	(7,225.7)	(6,075.1)
Net increase in banking operation deposits	**372.7**	184.4	144.8
Net cash used in financing activities	**(511.2)**	(824.1)	(404.4)
Net increase (decrease) in cash and cash equivalents	**654.3**	477.4	(229.8)
Cash and cash equivalents at beginning of year	**1,038.6**	561.2	791.0
Cash and cash equivalents at end of year	**$ 1,692.9**	$ 1,038.6	$ 561.2
Schedule of noncash transactions			
Policy credits to eligible policyholders under plan of conversion			$ 472.6
Stock issued in exchange for membership interest			$ 5,050.3

See accompanying notes.

1. Nature of Operations and Significant Accounting Policies

Description of Business

Principal Financial Group, Inc. and its consolidated subsidiaries is a diversified financial services organization engaged in promoting retirement savings and investment and insurance products and services in the U.S. and selected international markets. In addition, we offer residential mortgage loan origination and servicing in the U.S.

Demutualization and Initial Public Offering

Under the terms of Principal Mutual Holding Company's Plan of Conversion, effective October 26, 2001 (the "Date of Demutualization"), Principal Mutual Holding Company converted from a mutual insurance holding company ("MIHC") to a stock company, subsidiary of Principal Financial Group, Inc., a Delaware business corporation. All membership interests in Principal Mutual Holding Company were extinguished on that date and eligible policyholders received, in aggregate, 260.8 million shares of common stock, $1,177.5 million of cash and $472.6 million of policy credits as compensation.

In addition, on October 26, 2001, we completed our initial public offering ("IPO") in which we issued 100.0 million shares of common stock at a price of $18.50 per share, prior to the underwriters' exercise of the overallotment option. Net proceeds from the IPO were $1,753.9 million, of which $64.2 million was retained by Principal Financial Group and $1,689.7 million was contributed to Principal Life Insurance Company. Proceeds were net of offering costs of $96.5 million and a related tax benefit of $0.4 million.

Costs relating to the demutualization, excluding costs relating to the IPO, were $2.0 million and $18.6 million, net of income taxes, in 2002 and 2001, respectively. Demutualization expenses consist primarily of printing and mailing costs and the aggregate cost of engaging independent accounting, actuarial, financial, investment banking, legal and other consultants to advise us on the demutualization. In addition, these costs include the costs of the advisors of the Insurance Commissioner of the State of Iowa and the New York State Insurance Department, other regulatory authorities and internal allocated costs for staff and related costs associated with the demutualization.

Basis of Presentation

The accompanying consolidated financial statements, which include our majority-owned subsidiaries and, subsequent to June 30, 2003, consolidated variable interest entities ("VIEs"), have been prepared in conformity with accounting principles generally accepted in the U.S. ("U.S. GAAP"). Less than majority-owned entities in which we had at least a 20% interest are reported on the equity basis in the consolidated statements of financial position as other investments. All significant intercompany accounts and transactions have been eliminated.

Closed Block

At the time the MIHC structure was created in 1998, Principal Life Insurance Company ("Principal Life") formed and began operating a closed block ("Closed Block") for the benefit of individual participating dividend-paying policies in force on that date. See Note 9 for further details regarding the Closed Block.

Use of Estimates in the Preparation of Financial Statements

The preparation of our consolidated financial statements and accompanying notes requires management to make estimates and assumptions that affect the amounts reported and disclosed. These estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed in the consolidated financial statements and accompanying notes.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") issued Interpretation No. 46, *Consolidation of Variable Interest Entities* ("FIN 46"), in January 2003. FIN 46 applies to certain entities in which equity investors do not have the characteristics of a controlling financial interest, or do not have sufficient equity at risk for the entities to finance their activities without additional subordinated financial support from other parties. FIN 46 requires the consolidation of VIEs in which an enterprise,

1. Nature of Operations and Significant Accounting Policies — (continued)

known as the primary beneficiary, absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity.

The guidance was effective immediately for all VIEs created after January 31, 2003, and effective July 1, 2003, for all VIEs created before February 1, 2003. In October 2003, the FASB released Staff Position FIN 46-6, *Effective Date of FASB Interpretation No. 46, Consolidation of Variable Interest Entities,* that allows the deferral of FIN 46 for all VIEs created or acquired prior to February 1, 2003, until the end of the first interim or annual period ending after December 15, 2003, if certain conditions are met. We invested in one VIE in April, 2003, and effective July 1, 2003, consolidated VIEs created or acquired prior to February 1, 2003, for which we are the primary beneficiary.

At July 1, 2003, our consolidated financial statements were adjusted to record a cumulative effect of adopting FIN 46, as follows (in millions):

	Net loss	Accumulated other comprehensive income
Adjustment for intercompany gains and carrying value of assets consolidated	**$(6.1)**	**$14.1**
Income tax impact	**2.7**	**(5.0)**
Total	**$(3.4)**	**$ 9.1**

See Note 5 for the disclosures relating to VIEs and the impact of such adoption on our consolidated financial statements.

On December 24, 2003, the FASB issued a revision to FIN 46, Interpretation No. 46 (Revised 2003): *Consolidation of Variable Interest Entities* ("FIN 46R"), to clarify some of the provisions of FIN 46 and to exempt certain entities from its requirements. Under FIN 46R, special effective date provisions apply to entities that have fully or partially applied FIN 46 prior to issuance of FIN 46R. We plan to adopt FIN 46R effective January 1, 2004, and do not anticipate that this will have a material impact on our consolidated statements of operations.

In December 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 132 (Revised 2003), *Employers' Disclosures about Pensions and Other Postretirement Benefits* ("SFAS 132R"). SFAS 132R requires the disclosure of more information about pension plan assets, obligations, benefit payments, contributions and net benefit cost. This statement is effective for financial statements with fiscal years ending after December 15, 2003, except for disclosure of estimated future benefit payments which is effective for fiscal years ending after June 15, 2004. We have adopted SFAS 132R for fiscal year 2003 reporting. Refer to Note 14 for more information on our pension and other postretirement benefits.

On July 7, 2003, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 03-1, *Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts.* This SOP addresses an insurance enterprise's accounting for certain fixed and variable contract features not covered by other authoritative accounting guidance. This SOP is effective for financial statements for fiscal years beginning after December 15, 2003. This SOP is not expected to have a material impact on our consolidated financial statements.

In October 2003, the FASB added a project to its agenda to clarify SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"), as amended by SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities — an Amendment of FASB Statement No. 133* ("SFAS 138") and SFAS No. 149, *Amendment of FASB Statement 133 on Derivative Instruments and Hedging Activities,* with respect to determining the fair value of interest rate lock commitments ("IRLC"). Specifically, the FASB project will address what information should be used to determine the fair value of an IRLC and whether an IRLC should ever be reported as an asset by the issuer. In December 2003, the SEC staff announced that it intends to release a Staff Accounting Bulletin that will require IRLCs issued after April 1, 2004, be accounted for as written options that would be reported as a liability until expiration or termination of the commitment. Neither the FASB nor the SEC has issued final technical guidance in this area and as such it is not possible to know for certain the impact of this guidance.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure-an Amendment of FASB Statement No. 123* ("SFAS 148"), which is effective for fiscal years ending after December 15, 2002. SFAS 148 provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation and requires disclosure about the effects on reported net

1. Nature of Operations and Significant Accounting Policies — (continued)

income of an entity's accounting policy decisions with respect to stock-based employee compensation. In addition, SFAS 148 amends Accounting Principles Board ("APB") Opinion No. 28, *Interim Financial Reporting,* to require disclosure about those effects in interim financial information. We are applying the prospective method of transition as prescribed by SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123").

SFAS 123 encourages but does not require companies to record compensation cost for stock-based employee compensation plans based on the fair value of options granted. Effective July 1, 2002, we adopted the fair value method for stock-based compensation as defined in SFAS 123 in accounting for our stock-based compensation plans. SFAS 123, which indicates that the fair value method is the preferable method of accounting, requires that the fair value method for stock-based compensation be applied as of the beginning of the fiscal year in which it is adopted for all stock-based awards granted subsequent to such date. The financial statements for the first two quarters of 2002 were not restated for this change since its effects were not materially different from amounts reported for both financial position and results of operations. Such effects for the first two quarters were charged against income in the third quarter of 2002 and were not material to the results of operations. Prior to January 1, 2002, we applied the intrinsic value method (as permitted under SFAS 123) defined in APB Opinion No. 25, *Accounting for Stock Issued to Employees* and related Interpretations, which excluded employee options and stock purchases from compensation expense.

In June 2001, the FASB issued SFAS No. 141, *Business Combinations* ("SFAS 141"), and SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and requires separate recognition of intangible assets apart from goodwill, if such intangible assets meet certain criteria. SFAS 142, effective January 1, 2002, prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS 142 requires that goodwill and indefinite-lived intangible assets be reviewed for impairment at least annually, which we do in the fourth quarter each year.

Our initial adoption of SFAS 142 on January 1, 2002, required us to perform a two-step fair-value based goodwill impairment test. The first step of the test compared the estimated fair value of the reporting unit to its carrying value, including goodwill. If the carrying value exceeded fair value, a second step was performed, which compared the implied fair value of the applicable reporting unit's goodwill with the carrying amount of that goodwill, to measure the goodwill impairment, if any. Additionally, we were required to perform an impairment test on our indefinite-lived intangible assets, which consisted of a comparison of the fair value of an intangible asset with its carrying amount.

Our measurements of fair value were based on evaluations of future discounted cash flows, product level analysis, market performance assumptions and cash flow assumptions. These evaluations utilized the best information available in the circumstances, including reasonable and supportable assumptions and projections. The discounted cash flow evaluations considered earnings scenarios and the likelihood of possible outcomes. Collectively, these evaluations were management's best estimate of projected future cash flows.

As a result of performing the two-step impairment test, we recorded goodwill impairments of $196.5 million, $20.9 million and $4.6 million, net of income taxes, related to our BT Financial Group, Principal International and Life and Health Insurance operations, respectively. Additionally, as a result of performing the indefinite-lived intangible asset impairment test, we recognized an after-tax impairment of $58.9 million to our brand name and management rights intangible asset related to BT Financial Group.

These impairments, recognized January 1, 2002, as a cumulative effect of a change in accounting principle, were reported in our operating segments as follows (in millions):

	International Asset Management and Accumulation	Life and Health Insurance	Consolidated
Goodwill	$ 321.2	$4.6	$ 325.8
Indefinite-lived intangibles	89.8	—	89.8
Income tax impact	(134.7)	—	(134.7)
Total impairment, net of income taxes	$ 276.3	$4.6	$ 280.9

1. Nature of Operations and Significant Accounting Policies — (continued)

Net income and earnings per share (basic and diluted) for the years ended December 31, 2003, 2002 and 2001, adjusted for the effects of SFAS 142 related to non-amortization of goodwill and indefinite-lived intangibles, are as follows (in millions, except per share data):

	For the year ended December 31,		
	2003	2002	2001(1)
Reported net income	**$746.3**	$142.3	$358.8
Adjustment for amortization expense:			
Goodwill(2)	**—**	—	9.2
Amortization included in discontinued operations (see Note 3)	**—**	—	38.9
Total amortization expense	**—**	—	48.1
Tax impacts of amortization expense	**—**	—	(14.6)
Adjusted net income	**746.3**	142.3	392.3
Adjustment for cumulative effect of accounting changes, net of related income taxes	**3.4**	280.9	10.7
Adjusted income before cumulative effect of accounting changes	**$749.7**	$423.2	$403.0
Basic earnings per share:			
Reported net income	**$ 2.29**	$ 0.41	$ 0.99
Adjustment for amortization expense:			
Goodwill	**—**	—	0.02
Amortization included in discontinued operations	**—**	—	0.11
Total amortization expense	**—**	—	0.13
Tax impacts of amortization expense	**—**	—	(0.04)
Adjusted net income	**2.29**	0.41	1.08
Adjustment for cumulative effect of accounting changes, net of related income taxes	**0.01**	0.80	0.03
Adjusted income before cumulative effect of accounting changes	**$ 2.30**	$ 1.21	$ 1.11
Diluted earnings per share:			
Reported net income	**$ 2.28**	$ 0.41	$ 0.99
Adjustment for amortization expense:			
Goodwill	**—**	—	0.02
Amortization included in discontinued operations	**—**	—	0.11
Total amortization expense	**—**	—	0.13
Tax impacts of amortization expense	**—**	—	(0.04)
Adjusted net income	**2.28**	0.41	1.08
Adjustment for cumulative effect of accounting changes, net of related income taxes	**0.01**	0.80	0.03
Adjusted income before cumulative effect of accounting changes	**$ 2.29**	$ 1.21	$ 1.11

(1) For purposes of our unaudited basic and diluted pro-forma earnings per share calculations for the period January 1, 2001 through October 25, 2001, we estimated 360.8 million shares to be outstanding. For the period October 26, 2001 through December 31, 2001, actual shares outstanding were used in the weighted-average share calculation.

(2) Includes amortization expenses related to our equity investment subsidiaries.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"). This Statement supersedes SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of,* and amends APB Opinion No. 30, *Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions*

1. Nature of Operations and Significant Accounting Policies — (continued)

("APB 30"), establishing a single accounting model for the disposal of long-lived assets. SFAS 144 generally retains the basic provisions of existing guidance, but broadens the presentation of any discontinued operations to include a component of an entity (rather than a segment of a business as defined in APB 30). We adopted SFAS 144 on January 1, 2002, which did not have a significant impact on our consolidated financial statements as of the adoption date. On August 25, 2002, we entered into an agreement to sell substantially all of BT Financial Group (see Note 3). The sale of BT Financial Group is accounted for under the provisions of SFAS 144 and consistent with such guidance, the BT Financial Group results and loss on sale are reported as a discontinued operation.

Effective January 1, 2001, we adopted SFAS 133, as amended by SFAS 138. As amended, SFAS 133 requires, among other things, that all derivatives be recognized in the consolidated statement of financial position as either assets or liabilities that are measured at fair value. SFAS 133 also establishes special accounting for qualifying hedges, which allows for matching the timing of gain or loss recognition on the hedging instrument with the recognition of the corresponding changes in value of the hedged item. Changes in the fair value of a derivative qualifying as a hedge are recognized in earnings or directly in stockholders' equity depending on the instrument's intended use. For derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS 133, changes in fair value are required to be recognized in earnings in the period of change.

At January 1, 2001, our consolidated financial statements were adjusted to record a cumulative effect of adopting SFAS 133, as follows (in millions):

	Net loss	Accumulated other comprehensive loss
Adjustment to fair value of derivative contracts(1)	**$(16.4)**	**$(15.8)**
Income tax impact	**5.7**	**1.6**
Total	**$(10.7)**	**$(14.2)**

(1) Amount presented is net of adjustment to hedged item.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, money market instruments and other debt issues with a maturity date of three months or less when purchased.

Investments

We classify our investments into one of three categories: held-to-maturity, available-for-sale or trading. We determine the appropriate classification of fixed maturity securities at the time of purchase. Fixed maturity securities include bonds, mortgage-backed securities and redeemable preferred stock. We classify fixed maturity securities as either available-for-sale or trading and, accordingly, carry them at fair value. (See Note 17 for policies related to the determination of fair value.) Unrealized gains and losses related to available-for-sale securities are reflected in stockholders' equity net of related deferred policy acquisition costs and applicable taxes. Unrealized gains and losses related to trading securities are reflected in net income as net realized/unrealized capital gains (losses).

The cost of fixed maturity securities is adjusted for amortization of premiums and accrual of discounts, both computed using the interest method. The cost of fixed maturity securities is adjusted for declines in value that are other than temporary. Impairments in value deemed to be other than temporary are reported in net income as a component of net realized/unrealized capital gains (losses). For loan-backed and structured securities, we recognize income using a constant effective yield based on currently anticipated prepayments as determined by broker-dealer surveys or internal estimates and the estimated lives of the securities.

Equity securities include mutual funds, common stock and nonredeemable preferred stock. The cost of equity securities is adjusted for declines in value that are other than temporary. Impairments in value deemed to be other than temporary are reported in net income as a component of net realized/unrealized capital gains (losses). Equity securities are classified as available-for-sale and, accordingly, are carried at fair value. (See Note 17 for policies related to the determination of fair value.)

1. Nature of Operations and Significant Accounting Policies — (continued)

Unrealized gains and losses related to available-for-sale securities are reflected in stockholders' equity net of related deferred policy acquisition costs and applicable taxes.

Real estate investments are reported at cost less accumulated depreciation. The initial cost bases of properties acquired through loan foreclosures are the lower of the fair market values of the properties at the time of foreclosure or the outstanding loan balance. Buildings and land improvements are generally depreciated on the straight-line method over the estimated useful life of improvements, and tenant improvement costs are depreciated on the straight-line method over the term of the related lease. We recognize impairment losses for properties when indicators of impairment are present and a property's expected undiscounted cash flows are not sufficient to recover the property's carrying value. In such cases, the cost bases of the properties are reduced to fair value. Real estate expected to be disposed is carried at the lower of cost or fair value, less cost to sell, with valuation allowances established accordingly and depreciation no longer recognized. Any impairment losses and any changes in valuation allowances are reported in net income as net realized/unrealized capital gains (losses).

Commercial and residential mortgage loans are generally reported at cost adjusted for amortization of premiums and accrual of discounts, computed using the interest method, and net of valuation allowances. Any changes in the valuation allowances are reported in net income as net realized/unrealized capital gains (losses). We measure impairment based upon the present value of expected cash flows discounted at the loan's effective interest rate or the loan's observable market price. If foreclosure is probable, the measurement of any valuation allowance is based upon the fair value of the collateral. We have residential mortgage loans held-for-sale in the amount of $2,523.5 million and $638.9 million and commercial mortgage loans held-for-sale in the amount of $278.1 million and $444.2 million at December 31, 2003 and 2002, respectively, which are carried at lower of cost or fair value, less cost to sell, and reported as mortgage loans in the statements of financial position.

Net realized capital gains and losses on sales of investments are determined on the basis of specific identification. In general, in addition to realized capital gains and losses on investment sales, unrealized gains and losses related to other than temporary impairments, trading securities, market value changes in certain seed money investments, fair value hedge ineffectiveness, derivatives not designated as hedges and changes in the mortgage loan allowance are reported in net income as net realized/unrealized capital gains (losses). Unrealized gains and losses on derivatives within our Mortgage Banking segment are reported as either operating expenses or fees and other revenues depending on the nature of the hedge and are excluded from net realized/unrealized capital gains (losses). Investment gains and losses on sales of certain real estate held-for-sale, which do not meet the criteria for classification as a discontinued operation, are reported as net investment income and are also excluded from net realized/unrealized capital gains (losses).

Policy loans and other investments, excluding investments in unconsolidated entities, are primarily reported at cost.

Securitizations

We, along with other contributors, sell commercial mortgage loans to trusts, which are unconsolidated qualified special purpose entities which then issue commercial mortgage-backed securities. We retain primary servicing responsibilities and may retain other immaterial interests in the trusts by purchasing portions of the securities from the issuance. Gain or loss on the sales of the loans is reported as fees and other revenues. The retained interests are thereafter carried at fair value with other fixed maturity investments and classified as available-for-sale.

We also sell residential mortgage loans and retain servicing rights which are retained interests in the sold loans. Gain or loss on the sales of the loans is reported as fees and other revenues and depends in part on the previous carrying amounts of the loans sold and the interests retained based on their relative estimated fair values at the date of the transfer. To estimate fair values, quoted market prices are used if available. However, quotes are generally not available for retained interests, so we estimate fair value based on the present value of the future expected cash flows using management's best estimates of assumptions we believe market participants would use to value such interests.

Mortgage Loan Servicing Rights

Mortgage loan servicing rights represent the value of purchasing or originating the right to receive cash flows from servicing mortgage loans. Servicing rights are recorded at the time of sale of the underlying mortgage loans where the related servicing is retained. The total cost of the mortgage loans, which includes the cost to acquire the servicing rights, is allocated to the mortgage loans and the servicing rights based on their relative estimated fair values at the date of sale. Cost basis of the mortgage servicing

1. Nature of Operations and Significant Accounting Policies — (continued)

rights also includes adjustments resulting from the application of hedge accounting. Capitalized servicing rights are carried at the lower of cost or estimated fair value. The capitalized value is amortized in proportion to, and over the period of, estimated net servicing income.

Capitalized mortgage loan servicing rights are periodically assessed for impairment based on the estimated fair value of those rights. Fair values are estimated using estimates of discounted future net cash flows over the expected lives of the underlying loans using loan prepayment, discount rate, ancillary fee income and other assumptions we believe market participants would use to value such assets. The reasonableness of our assumptions is confirmed through comparisons against qualified mortgage servicing rights trades that were completed in the prior quarter and quarterly independent surveys. Independent appraisals of the fair value of our servicing portfolio are obtained periodically during the year and are used to evaluate the reasonableness of our fair value conclusions. For purposes of performing our impairment evaluation, we stratify the servicing portfolio on the basis of certain predominant risk characteristics, including loan type, note rate and rate type. To the extent that the carrying value of the servicing rights exceeds estimated fair value for any stratum, a valuation allowance is established, which may be adjusted in the future as the estimated fair value of the servicing rights increase or decrease. Changes in the valuation allowance are recognized in the consolidated statements of operations during the period in which impairment or recovery occurs.

During 2003, we established a policy of further evaluating our mortgage servicing rights valuation allowance by identifying portions of the allowance that represent a permanent impairment (i.e., direct write-downs). Each quarter, we will recognize a direct write-down when the gross carrying value is not expected to be recovered in the foreseeable future. We estimate the amount of direct write-downs based on an analysis of the mortgage servicing rights valuation allowance related to loans that have prepaid. Direct write-downs reduce the gross carrying value and the valuation allowance of the mortgage servicing rights, thereby precluding subsequent recapture of previous valuation allowances. The direct write-downs have no impact on net income or financial position in the period of adjustment but may result in a reduction of amortization expense and reduced recovery of impairments in periods subsequent to adjustment.

Derivatives

Derivatives are recognized as either assets or liabilities in the statement of financial position and measured at fair value. If certain conditions are met, a derivative may be specifically designated as one of the following:

(a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment;

(b) a hedge of the exposure to variable cash flows of a forecasted transaction;

(c) a hedge of the foreign currency exposure of an unrecognized firm commitment, an available-for-sale security or a foreign-currency-denominated forecasted transaction.

Our accounting for the ongoing changes in fair value of a derivative depends on the intended use of the derivative and the designation as described above and is determined when the derivative contract is entered into or at the time of redesignation under SFAS 133. Hedge accounting is used for derivatives that are specifically designated in advance as hedges and that reduce our exposure to an indicated risk by having a high correlation between changes in the value of the derivatives and the items being hedged at both the inception of the hedge and throughout the hedge period.

For derivatives hedging the exposure to changes in fair value of a recognized asset or liability, the change in fair value of the derivative is recognized in earnings in the period of change together with the offsetting change in fair value on the hedged item attributable to the risk being hedged. The effect of such accounting is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value.

For derivatives hedging the exposure to variable cash flows, the effective portion of the derivative's change in fair value is initially deferred and reported as a component of other comprehensive income and subsequently reclassified into earnings when each variable cash flow occurs and is recognized in earnings. The ineffective portion of the change in fair value is reported in earnings in the period of change. For derivatives that are terminated prior to maturity, any accumulated gain or loss is recognized in earnings immediately if the hedged item is also terminated. If the hedged item is not terminated, then the accumulated gain or loss is amortized into earnings over the remaining life of the hedged item.

1. Nature of Operations and Significant Accounting Policies — (continued)

For derivatives hedging the foreign currency exposure of an unrecognized firm commitment or an available-for-sale security, the change in fair value of the derivative is recognized in earnings in the period of change together with the offsetting change in fair value on the hedged item attributable to the risk being hedged. The effect of such accounting is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value.

For derivatives hedging the foreign currency exposure of a foreign-currency-denominated forecasted transaction, the change in fair value is initially deferred and reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction occurs and is recognized in earnings. The ineffective portion of the change in fair value is reported in earnings in the period of change.

For derivatives not designated as a hedging instrument, the change in fair value is recognized in earnings in the period of change.

A minimum variance technique is used to test the effectiveness of cash flow and fair value relationships whereby the profitability distribution of net fair value or cashflows for the hedging and hedged items are combined. If the coefficient of variation (standard deviation divided by mean) of the probability distribution is 1% or less, then the hedging relationship is deemed to be effective.

Contractholder and Policyholder Liabilities

Contractholder and policyholder liabilities (contractholder funds, future policy benefits and claims and other policyholder funds) include reserves for investment contracts and reserves for universal life, limited payment, participating and traditional life insurance, accident and health insurance and disability income policies, as well as a provision for dividends on participating policies. Investment contracts are contractholders' funds on deposit with us and generally include reserves for pension and annuity contracts. Reserves on investment contracts are equal to the cumulative deposits less any applicable charges plus credited interest.

Reserves for universal life insurance contracts are equal to cumulative premiums less charges plus credited interest which represents the account balances that accrue to the benefit of the policyholders. Reserves for nonparticipating term life insurance and disability income contracts are computed on a basis of assumed investment yield, mortality, morbidity and expenses, including a provision for adverse deviation, which generally varies by plan, year of issue and policy duration. Investment yield is based on our experience. Mortality, morbidity and withdrawal rate assumptions are based on our experience and are periodically reviewed against both industry standards and experience.

Reserves for participating life insurance contracts are based on the net level premium reserve for death and endowment policy benefits. This net level premium reserve is calculated based on dividend fund interest rate and mortality rates guaranteed in calculating the cash surrender values described in the contract.

Participating business represented approximately 32%, 32% and 35% of our life insurance in force and 72%, 74% and 76% of the number of life insurance policies in force at December 31, 2003, 2002 and 2001, respectively. Participating business represented approximately 65%, 68% and 57% of life insurance premiums for the years ended December 31, 2003, 2002 and 2001, respectively.

The amount of dividends to policyholders is approved annually by Principal Life's Board of Directors. The amount of dividends to be paid to policyholders is determined after consideration of several factors including interest, mortality, morbidity and other expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by Principal Life. At the end of the reporting period, Principal Life establishes a dividend liability for the pro rata portion of the dividends expected to be paid on or before the next policy anniversary date.

Some of our policies and contracts require payment of fees in advance for services that will be rendered over the estimated lives of the policies and contracts. These payments are established as unearned revenue reserves upon receipt and included in other policyholder funds in the consolidated statements of financial position. These unearned revenue reserves are amortized to operations over the estimated lives of these policies and contracts in relation to the emergence of estimated gross profit margins.

The liability for unpaid accident and health claims is an estimate of the ultimate net cost of reported and unreported losses not yet settled. This liability is estimated using actuarial analyses and case basis evaluations. Although considerable variability is

1. Nature of Operations and Significant Accounting Policies — (continued)

inherent in such estimates, we believe that the liability for unpaid claims is adequate. These estimates are continually reviewed and, as adjustments to this liability become necessary, such adjustments are reflected in current operations.

Recognition of Premiums and Other Considerations, Fees and Other Revenues and Benefits

Traditional individual life and health insurance products include those products with fixed and guaranteed premiums and benefits and consist principally of whole life and term life insurance policies. Premiums from these products are recognized as premium revenue when due.

Immediate annuities with life contingencies include products with fixed and guaranteed annuity considerations and benefits and consist principally of group and individual single premium annuities with life contingencies. Annuity considerations from these products are recognized as revenue when due.

Group life and health insurance premiums are generally recorded as premium revenue over the term of the coverage. Certain group contracts contain experience premium refund provisions based on a pre-defined formula that reflects their claim experience. Experience premium refunds are recognized over the term of the coverage and adjusted to reflect current experience. Fees for contracts providing claim processing or other administrative services are recorded over the period the service is provided.

Related policy benefits and expenses for individual and group life, annuity and health insurance products are associated with earned premiums and result in the recognition of profits over the expected term of the policies and contracts.

Universal life-type policies are insurance contracts with terms that are not fixed and guaranteed. Amounts received as payments for such contracts are not reported as premium revenues. Revenues for universal life-type insurance contracts consist of policy charges for the cost of insurance, policy initiation and administration, surrender charges and other fees that have been assessed against policy account values. Policy benefits and claims that are charged to expense include interest credited to contracts and benefit claims incurred in the period in excess of related policy account balances.

Investment contracts do not subject us to risks arising from policyholder mortality or morbidity and consist primarily of Guaranteed Investment Contracts ("GICs"), funding agreements and certain deferred annuities. Amounts received as payments for investment contracts are established as investment contract liability balances and are not reported as premium revenues. Revenues for investment contracts consist of investment income and policy administration charges. Investment contract benefits that are charged to expense include benefit claims incurred in the period in excess of related investment contract liability balances and interest credited to investment contract liability balances.

Fees and other revenues are earned for asset management services provided to retail and institutional clients based largely upon contractual rates applied to the market value of the client's portfolio. Additionally, fees and other revenues are earned for administrative services performed including recordkeeping and reporting services for retirement savings plans. Fees and other revenues received for performance of asset management and administrative services are recognized as revenue when the service is performed.

Fees and other revenues arising from the residential mortgage banking operations consist of revenues earned for servicing and originating residential mortgage loans as well as marketing other products to servicing portfolio customers. Net revenues are also recognized upon the sale of residential mortgage loans and residential mortgage loan servicing rights and are recorded in fees and other revenues and determined using the specific identification basis. Servicing revenues are recognized as the mortgage loan is serviced over the life of the mortgage loan. Mortgage loans originated are sold in the secondary mortgage markets, shortly after origination. As a result, mortgage loan origination fee revenues are recognized when the mortgage loans are sold. Fee revenues received for marketing other products to servicing portfolio customers are recognized when the service is performed.

Deferred Policy Acquisition Costs

Commissions and other costs (underwriting, issuance and agency expenses, premium credits, conversion bonuses and first-year bonus interest) that vary with and are primarily related to the acquisition of new and renewal insurance policies and investment contract business are capitalized to the extent recoverable. Maintenance costs and acquisition costs that are not deferrable are charged to operations as incurred.

Deferred policy acquisition costs for universal life-type insurance contracts and participating life insurance policies and investment contracts are being amortized over the lives of the policies and contracts in relation to the emergence of estimated

1. Nature of Operations and Significant Accounting Policies — (continued)

gross profit margins. We utilize a mean reversion method (reversion to the mean assumption), a common industry practice, to determine the future market growth assumption used for the amortization of deferred policy acquisition costs on investment contracts pertaining to individual and group annuities which have separate accounting investment options. This amortization is adjusted retrospectively when estimates of current or future gross profits and margins to be realized from a group of products and contracts are revised. The deferred policy acquisition costs of nonparticipating term life insurance policies are being amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policyholder liabilities.

Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period. Deferred policy acquisition costs would be written off to the extent that it is determined that future policy premiums and investment income or gross profit margins would not be adequate to cover related losses and expenses.

Reinsurance

We enter into reinsurance agreements with other companies in the normal course of business. We may assume reinsurance from or cede reinsurance to other companies. Assets and liabilities related to reinsurance ceded are reported on a gross basis. Premiums and expenses are reported net of reinsurance ceded, except for the medical reinsurance agreement which is accounted for using the deposit method of accounting. We are contingently liable with respect to reinsurance ceded to other companies in the event the reinsurer is unable to meet the obligations it has assumed. At December 31, 2003, 2002 and 2001, respectively, we had reinsured $19.4 billion, $17.8 billion and $15.6 billion of life insurance in force, representing 14%, 13% and 12% of total net life insurance in force through a single third-party reinsurer. To minimize the possibility of losses, we evaluate the financial condition of our reinsurers and monitor concentrations of credit risk.

The effects of reinsurance on premiums and other considerations and policy and contract benefits and changes in reserves were as follows (in millions):

	For the year ended December 31,		
	2003	**2002**	**2001**
Premiums and other considerations:			
Direct	**$3,805.8**	$4,080.1	$4,329.9
Assumed	**118.8**	130.6	56.0
Ceded	**(290.5)**	(328.9)	(263.6)
Net premiums and other considerations	**$3,634.1**	$3,881.8	$4,122.3
Benefits, claims and settlement expenses:			
Direct	**$4,966.9**	$5,459.8	$5,700.3
Assumed	**129.3**	10.6	7.4
Ceded	**(234.9)**	(253.5)	(225.6)
Net benefits, claims and settlement expenses	**$4,861.3**	$5,216.9	$5,482.1

Separate Accounts

The separate account assets and liabilities presented in the consolidated financial statements represent the fair market value of funds that are separately administered by us for contracts with equity, real estate and fixed-income investments. Generally, the separate account contract owner, rather than us, bears the investment risk of these funds. The separate account assets are legally segregated and are not subject to claims that arise out of any other business of ours. We receive a fee for administrative, maintenance and investment advisory services that is included in the consolidated statements of operations. Net deposits, net investment income and realized and unrealized capital gains and losses on the separate accounts are not reflected in the consolidated statements of operations.

At December 31, 2003 and 2002, the separate accounts include a separate account valued at $833.9 million and $1.0 billion, respectively, which primarily includes shares of our stock that were allocated and issued to eligible participants of qualified

1. Nature of Operations and Significant Accounting Policies — (continued)

employee benefit plans administered by us as part of the policy credits issued under the demutualization. These shares are included in both basic and diluted earnings per share calculations. The separate account shares are recorded at fair value and are reported as separate account assets and separate account liabilities in the consolidated statements of financial position. Activity of the separate account shares is reflected in both the separate account assets and separate account liabilities and does not impact our results of operations.

Income Taxes

We file a U.S. consolidated income tax return that includes all of our qualifying subsidiaries. Our policy of allocating income tax expenses and benefits to companies in the group is generally based upon pro rata contribution of taxable income or operating losses. We are taxed at corporate rates on taxable income based on existing tax laws. Current income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income taxes are provided for the tax effect of temporary differences in the financial reporting and income tax bases of assets and liabilities and net operating losses using enacted income tax rates and laws. The effect on deferred tax assets and deferred tax liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted.

Foreign Exchange

Assets and liabilities of our foreign subsidiaries and affiliates denominated in non-U.S. dollars are translated into U.S. dollar equivalents at the year-end spot foreign exchange rates. Resulting translation adjustments are reported as a component of stockholders' equity, along with any related hedge effects. Revenues and expenses for these entities are translated at the weighted-average exchange rates for the year. Revenue, expense and other foreign currency transaction and translation adjustments for foreign subsidiaries and affiliates with the U.S. dollar as the functional currency that affect cash flows are reported in current operations, along with related hedge effects.

Goodwill and Other Intangibles

Goodwill and other intangibles include the cost of acquired subsidiaries in excess of the fair value of the net tangible assets recorded in connection with acquisitions. Due to the adoption of SFAS 142, goodwill and indefinite-lived intangible assets were no longer amortized after January 1, 2002. Intangible assets with a finite useful life continue to be amortized on a straight-line basis generally over a period of 15 to 30 years. Goodwill and indefinite-lived intangible assets not subject to amortization will be tested for impairment on an annual basis during the fourth quarter each year, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill impairment testing involves a two-step process described further in the recent accounting pronouncements section within Note 1. Impairment testing for indefinite-lived intangible assets consists of a comparison of the fair value of the intangible asset with its carrying value.

Other intangible assets with finite useful lives continue to be reviewed periodically for indicators of impairment in value. If facts and circumstances suggest possible impairment, the sum of the estimated undiscounted future cash flows expected to result from the use of the asset is compared to the current carrying value of the asset. If the undiscounted future cash flows are less than the carrying value, an impairment loss is recognized for the excess of the carrying amount of assets over their fair value. Prior to January 1, 2002, this impairment method was used for all intangible assets and goodwill.

Earnings Per Share

Basic earnings per share is calculated by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period and excludes the dilutive effect of stock options. Diluted earnings per share reflects the potential dilution that could occur if dilutive securities, such as options and non-vested stock grants, were exercised or resulted in the issuance of common stock.

Stock-Based Compensation

At December 31, 2003, we have four stock-based compensation plans, which are described more fully in Note 20. We applied the fair value method to all stock-based awards granted subsequent to January 1, 2002. For stock-based awards granted prior to this date, we used the intrinsic value method.

1. Nature of Operations and Significant Accounting Policies — (continued)

Awards under our plans vest over periods ranging from one year to three years. Therefore, the cost related to stock-based compensation included in the determination of net income for 2003 is less than that which would have been recognized if the fair value based method had been applied to all awards since the inception of our stock-based compensation plans. Had compensation expense for our stock option awards and employees' purchase rights been determined based upon fair values at the grant dates for awards under the plans in accordance with SFAS 123, our net income and earnings per share would have been reduced to the pro forma amounts indicated below. For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

	For the year ended December 31,		
	2003	2002	2001(1)
	(in millions, except per share data)		
Net income, as reported	**$746.3**	$142.3	$358.8
Add: Stock-based compensation expense included in reported net income, net of related tax effects	**20.1**	11.8	6.6
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	**23.4**	15.1	7.9
Pro forma net income	**$743.0**	$139.0	$357.5
Earnings per share:			
Basic:			
As reported	**$ 2.29**	$ 0.41	$ 0.99
Pro forma	**$ 2.28**	$ 0.40	$ 0.99
Diluted:			
As reported	**$ 2.28**	$ 0.41	$ 0.99
Pro forma	**$ 2.27**	$ 0.40	$ 0.99

(1) Calculation of weighted-average shares included in the December 31, 2001, pro forma disclosures is described in Note 21.

Reclassifications

Reclassifications have been made to the 2001 and 2002 consolidated financial statements to conform to the 2003 presentation.

2. Goodwill and Other Intangible Assets

Amortized intangible assets were as follows (in millions):

	As of December 31, 2003			As of December 31, 2002		
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Value of insurance in force acquired	**$117.7**	**$23.6**	**$ 94.1**	$83.5	$6.6	$76.9
Other	**13.4**	**0.6**	**12.8**	1.6	0.4	1.2
Total amortized intangibles	**$131.1**	**$24.2**	**$106.9**	$85.1	$7.0	$78.1

Unamortized intangible assets were as follows (in millions):

	As of December 31,	
	2003	2002
	Net carrying amount	Net carrying amount
Other indefinite-lived intangible assets	**$14.5**	$10.7

2. Goodwill and Other Intangible Assets — (continued)

The amortization expense for intangible assets with finite useful lives was $16.5 million, $2.6 million and $2.5 million for 2003, 2002 and 2001, respectively. At December 31, 2003, the estimated amortization expense for the next five years is as follows (in millions):

	Estimated amortization expense
2004	$11.1
2005	9.3
2006	9.1
2007	9.1
2008	9.2

The changes in the carrying amount of goodwill reported in our operating segments for 2002 and 2003 were as follows (in millions):

	U.S. Asset *Management* and Accumulation	International Asset *Management* and Accumulation	*Life and* Health Insurance	Mortgage Banking	Consolidated
Balance at January 1, 2002	$12.5	$33.7	$49.4	$8.4	$104.0
Goodwill from acquisitions	10.7	—	—	—	10.7
Goodwill disposed of during the period	—	—	(0.7)	—	(0.7)
Cumulative effect of accounting change (1)	—	—	(4.6)	—	(4.6)
Foreign currency translation	—	(2.9)	—	—	(2.9)
Balance at December 31, 2002	23.2	30.8	44.1	8.4	106.5
Goodwill from acquisitions	**30.5**	**15.7**	**25.1**	—	**71.3**
Foreign currency translation	—	**6.4**	—	—	**6.4**
Balance at December 31, 2003	**$53.7**	**$52.9**	**$69.2**	**$8.4**	**$184.2**

(1) Excludes goodwill impairments of $300.3 million related to BT Financial Group (see Note 3) and $20.9 million related to an equity investment subsidiary of Principal International.

3. Discontinued Operations

On October 31, 2002, we sold substantially all of BT Financial Group to Westpac Banking Corporation ("Westpac"). As of December 31, 2003, we have received proceeds of A$958.9 million Australian dollars ("A$") (U.S. $537.4 million) from Westpac, with future contingent proceeds in 2004 of up to A$150.0 million (approximately U.S. $115.0 million). The contingent proceeds will be based on Westpac's future success in growing retail funds under management. We do not anticipate receiving the contingent proceeds.

The decision to sell BT Financial Group was made with a view toward focusing our resources, executing on core strategic priorities and meeting shareholder expectations. Changing market dynamics since our acquisition of BT Financial Group, including industry consolidation, led us to conclude that the interests of BT Financial Group clients and staff would be best served under Westpac's ownership.

Excluding contingent proceeds, our total after-tax proceeds from the sale were approximately U.S. $890.0 million. This amount includes cash proceeds from Westpac, expected tax benefits and a gain from unwinding the hedged asset associated with our investment in BT Financial Group.

As of December 31, 2002, we accrued for an estimated after-tax loss on disposal of $208.7 million. For the year ended December 31, 2003, we recognized an after-tax gain of $21.8 million, primarily due to additional tax benefits and additional

3. Discontinued Operations — (continued)

proceeds received upon completion of the sale to Westpac. These gains were recorded in the income (loss) from discontinued operations in the consolidated statements of operations.

BT Financial Group is accounted for as a discontinued operation and therefore, the results of operations (excluding corporate overhead) and cash flows have been removed from our results of continuing operations for all periods presented. Corporate overhead allocated to BT Financial Group does not qualify for discontinued operations treatment under SFAS 144, and therefore is still included in our results of continuing operations.

The results of operations (excluding corporate overhead) for BT Financial Group are reported as other after-tax adjustments in our International Asset Management and Accumulation segment in the Segment Information note (Note 19). Additionally, the information included in the notes to the financial statements exclude information applicable to BT Financial Group, unless otherwise noted.

Selected financial information for the discontinued operations is as follows:

	For the year ended December 31,		
	2003	2002	2001
		(in millions)	
Total revenues	$ —	$ 139.7	$220.9
Loss from continuing operations, net of related income taxes (corporate overhead)	$ —	$ (2.6)	$ (3.6)
Income (loss) from discontinued operations:			
Income (loss) before income taxes	—	17.7	(15.6)
Income taxes (benefits)	—	5.7	(4.4)
Income (loss) from discontinued operations (1)	—	12.0	(11.2)
Income (loss) on disposal, net of related income taxes (2)	**21.8**	(208.7)	—
Income (loss) from discontinued operations, net of related income taxes	**21.8**	(196.7)	(11.2)
Cumulative effect of accounting change, net of related income taxes	—	(255.4)	—
Net income (loss)	**$21.8**	$(454.7)	$(14.8)

(1) The 2002 summary results of operations information is for the 10 months ended October 31, 2002, the date of sale of BT Financial Group and, accordingly, there is no statement of operations data to present for 2003.

(2) Net of related income tax benefits of $14.6 million and $89.6 million in 2003 and 2002, respectively.

4. Other Divestitures

On February 1, 2002, we sold our remaining investment of 15.1 million shares in Coventry Health Care, Inc. common stock and a warrant, exercisable for 3.1 million shares of Coventry Health Care, Inc. common stock. Total proceeds from the completion of this transaction were $325.4 million, which resulted in a realized capital gain of $114.5 million, net of income tax.

5. Variable Interest Entities

We have relationships with various types of special purpose entities and other entities where we have a variable interest. After reviewing these relationships, we determined that we have investments in some of these entities that meet the definition of a VIE under FIN 46.

5. **Variable Interest Entities — (continued)**

Consolidated Variable Interest Entities

As of July 1, 2003, we consolidated a residential mortgage loan funding VIE, three grantor trusts and several other immaterial VIEs in which we have determined we are the primary beneficiary. The incremental impact on certain financial data as of December 31, 2003, after consideration of our previous investment for these consolidated VIEs, is as follows (in millions):

Total assets	$2,164.3
Total short-term debt	$ 615.0
Total long-term debt	1,458.0
Total other liabilities	95.4
Total liabilities	2,168.4
Total equity	(4.1)
Total liabilities and equity	$2,164.3

The consolidation of these entities did not have a material impact on our income from continuing operations, net of related income taxes, for the year ended December 31, 2003. See Note 12 for details regarding the debt related to certain VIEs.

Residential Mortgage Loan Funding VIE. Principal Residential Mortgage Capital Resources, LLC ("PRMCR") provides a source of funding for our residential mortgage loan production. The maximum amount of mortgage loans that can be warehoused in PRMCR is $4.0 billion. PRMCR held $2.0 billion in mortgage loans held-for-sale as of December 31, 2003. The portfolio of loans held-for-sale by PRMCR must meet portfolio criteria, eligibility representations and portfolio aging limitations.

As of December 31, 2003, PRMCR's short- and long-term debt of $615.0 million and $1.4 billion, respectively, are included on our consolidated statement of financial position and are collateralized by the assets of PRMCR. These assets are primarily classified as mortgage loans held-for-sale on our consolidated statement of financial position. The creditors of PRMCR have no recourse to other assets of our company.

Grantor Trusts. We contributed undated subordinated floating rate notes to three grantor trusts. The trusts separated the cash flows of the underlying notes by issuing an interest-only certificate and a residual certificate related to each note contributed. Each interest-only certificate entitles the holder to interest on the stated note for a specified term while the residual certificate entitles the holder to interest payments subsequent to the term of the interest-only certificate and to all principal payments. We retained the interest-only certificate and the residual certificates were subsequently sold to a third party.

Upon adoption of FIN 46, we have determined that these grantor trusts are VIEs. In the event of a default or prepayment on the underlying notes, which is the main risk of loss, our interest-only certificates are exposed to the majority of the risk of loss. The restricted interest periods end between 2016 and 2020 and, at that time, the residual certificate holders' certificates are redeemed by the trust in return for the notes. It will be necessary for us to consolidate these entities until the expiration of the interest-only period. As of December 31, 2003, our consolidated statement of financial position included $351.8 million of undated subordinated floating rate notes of the grantor trusts, which are classified as available-for-sale fixed maturity securities. The obligation to deliver the underlying securities to the residual certificate holders of $103.9 million as of December 31, 2003, is classified as an other liability and contains an embedded derivative of the forecasted transaction to deliver the underlying securities. The creditors of the grantor trusts have no recourse to the assets of our company.

Other. In addition to the entities above, we have a number of relationships with a disparate group of entities, which meet the FIN 46 criteria for VIEs. Due to the nature of our direct investment in the equity and/or debt of these VIEs, we are the primary beneficiary of such entities, which requires us to consolidate them. These entities include a financial services company, a private investment trust and a real estate limited partnership. The consolidation of these VIEs did not have a material effect on either our consolidated statement of financial position or results of operation as of and for the year ended December 31, 2003. As of December 31, 2003, our consolidated financial position includes fixed maturity securities, available-for-sale ($12.7 million), equity securities, available-for-sale ($15.5 million), real estate ($53.9 million) and cash and other assets ($0.3 million), which are pledged as collateral for such entities short- and long-term debt of $27.2 million and $67.7 million, respectively. Of these amounts, $65.0 million is reflected in our consolidated statement of financial position as long-term debt. The remaining

5. Variable Interest Entities — (continued)

$27.2 million short-term debt and $2.7 million long-term debt was issued by affiliated entities and, therefore, eliminated upon consolidation of these VIEs. For the majority of these entities, the creditors have no recourse to the assets of our company.

Significant Unconsolidated Variable Interest Entities

We hold a significant variable interest in a number of VIEs where we are not the primary beneficiary. These entities include private investment trusts and custodial relationships that have issued trust certificates or custodial receipts that are recorded as available-for-sale fixed maturity securities in the consolidated financial statements.

Between October 3, 1996 and September 21, 2001, we entered into seven separate but similar transactions where various third parties transferred funds to either a custodial account or a trust. The custodians or trusts purchased shares of specific money market funds and then separated the cash flows of the money market shares into share receipts and dividend receipts. The dividend receipts entitle the holder to dividends paid for a specified term while the share receipts purchased at a discount entitle the holder to dividend payments subsequent to the term of the dividend receipts and the rights to the underlying shares. We have purchased the share receipts. After the restricted dividend period ends between 2017 and 2021, we, as the share receipt holder, have the right to terminate the custodial account or trust agreement and will receive the underlying money market fund shares. The primary beneficiary is the dividend receipt holder, which has the majority of the risk of loss. Our maximum exposure to loss as a result of our involvement with these entities is our recorded investment of $180.8 million as of December 31, 2003.

On June 20, 1997, we entered into a transaction in which we purchased a residual trust certificate. The trust separated the cash flows of an underlying security into an interest-only certificate that entitles the third party certificate holder to the stated interest on the underlying security through May 15, 2017, and into a residual certificate entitling the holder to interest payments subsequent to the term of the interest-only certificates and any principal payments. Subsequent to the restricted interest period, we, as the residual certificate holder, have the right to terminate the trust agreement and will receive the underlying security. The primary beneficiary is the interest-only certificate holder, which has the majority of the risk of loss. Our maximum exposure to loss as a result of our involvement with this entity is our recorded investment of $56.2 million as of December 31, 2003.

We entered into various separate but similar transactions between August 15, 2000 and February 15, 2001, in which we contributed cash to trusts in return for a trust note. The trusts executed swaps in which the trust delivered cash to the counterparty in return for convertible, puttable fixed maturity securities. On the various dates in 2004 and 2005 that the trust notes are due, the underlying securities are returned to the swap counterparty and the trust notes are redeemed with the proceeds. The trust also swaps the equity option value embedded in the convertible security and the coupon on the security to the swap counterparty in return for a variable interest rate which the trust remits to the trust note holder. The swap counterparty has the right to instruct the trust to call the trust note and return the underlying security in order to utilize the convertible features of the security. We are not the primary beneficiary but we hold a significant variable interest in each of the trusts in which our notes have not yet been called by the swap counterparties. Our maximum exposure to loss as a result of our involvement with these entities is our recorded investment of $75.9 million as of December 31, 2003.

6. Investments

Fixed Maturities and Equity Securities

The cost, gross unrealized gains and losses and fair value of fixed maturities and equity securities available-for-sale as of December 31, 2003 and 2002, are summarized as follows (in millions):

	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
December 31, 2003				
Fixed maturities, available-for-sale:				
U.S. government and agencies	**$ 617.0**	**$ 12.9**	**$ 1.0**	**$ 628.9**
Non-U.S. governments	**627.0**	**117.8**	**0.1**	**744.7**
States and political subdivisions	**498.7**	**40.5**	**2.2**	**537.0**
Corporate — public	**17,296.4**	**1,371.8**	**33.0**	**18,635.2**
Corporate — private	**9,260.5**	**618.9**	**96.5**	**9,782.9**
Mortgage-backed and other asset-backed securities	**6,795.8**	**347.4**	**22.2**	**7,121.0**
Total fixed maturities, available-for-sale	**$35,095.4**	**$2,509.3**	**$155.0**	**$37,449.7**
Total equity securities, available-for-sale	**$ 692.0**	**$ 26.5**	**$ 6.0**	**$ 712.5**
December 31, 2002				
Fixed maturities, available-for-sale:				
U.S. government and agencies	$ 502.6	$ 19.5	$ —	$ 522.1
Non-U.S. governments	595.5	64.4	—	659.9
States and political subdivisions	399.2	33.1	5.9	426.4
Corporate — public	16,672.0	1,101.0	281.7	17,491.3
Corporate — private	8,522.7	523.0	186.5	8,859.2
Mortgage-backed and other asset-backed securities	5,819.6	421.7	14.5	6,226.8
Total fixed maturities, available-for-sale	$32,511.6	$2,162.7	$488.6	$34,185.7
Total equity securities, available-for-sale	$ 381.0	$ 9.9	$ 12.2	$ 378.7

The cost and fair value of fixed maturities available-for-sale at December 31, 2003, by expected maturity, were as follows (in millions):

	Cost	Fair value
Due in one year or less	**$ 2,236.7**	**$ 2,282.8**
Due after one year through five years	**9,055.0**	**9,616.4**
Due after five years through ten years	**8,507.6**	**9,266.6**
Due after ten years	**8,500.3**	**9,162.9**
	28,299.6	**30,328.7**
Mortgage-backed and other asset-backed securities	**6,795.8**	**7,121.0**
Total	**$35,095.4**	**$37,449.7**

The above summarized activity is based on expected maturities. Actual maturities may differ because borrowers may have the right to call or prepay obligations.

Corporate private placement bonds represent a primary area of credit risk exposure. The corporate private placement bond portfolio is diversified by issuer and industry. We monitor the restrictive bond covenants which are intended to regulate the activities of issuers and control their leveraging capabilities.

6. Investments — (continued)

Net Investment Income

Major categories of net investment income are summarized as follows (in millions):

	For the year ended December 31,		
	2003	2002	2001
Fixed maturities, available-for-sale	**$2,275.6**	$2,219.7	$2,207.0
Fixed maturities, trading	**10.1**	5.2	—
Equity securities, available-for-sale	**47.0**	27.6	27.7
Mortgage loans	**914.9**	816.5	884.2
Real estate	**91.5**	85.7	178.2
Policy loans	**54.5**	57.6	57.5
Cash and cash equivalents	**15.1**	16.8	28.1
Derivatives	**65.3**	63.8	8.9
Other	**101.5**	111.3	94.7
	3,575.5	3,404.2	3,486.3
Less investment expenses	**(155.9)**	(99.5)	(102.7)
Net investment income	**$3,419.6**	$3,304.7	$3,383.6

Net Realized/Unrealized Capital Gains and Losses

The major components of net realized/unrealized capital losses on investments are summarized as follows (in millions):

	For the year ended December 31,		
	2003	2002	2001
Fixed maturities, available-for-sale:			
Gross gains	**$ 75.7**	$ 172.3	$ 75.8
Gross losses	**(302.9)**	(538.5)	(408.8)
Fixed maturities, trading:			
Gross gains	**3.5**	4.0	0.9
Gross losses	**(0.3)**	(0.1)	(0.1)
Equity securities, available-for-sale:			
Gross gains	**9.8**	4.1	9.4
Gross losses	**(5.5)**	(32.8)	(76.9)
Mortgage loans	**(2.2)**	(10.3)	10.7
Real estate	**(6.7)**	9.3	(19.0)
Derivatives	**107.2**	(73.3)	—
Other	**55.7**	110.5	(106.0)
Net realized/unrealized capital losses	**$ (65.7)**	$(354.8)	$(514.0)

Proceeds from sales of investments (excluding call and maturity proceeds) in fixed maturities were $3.0 billion, $8.2 billion and $5.7 billion in 2003, 2002 and 2001, respectively. Of the 2003, 2002 and 2001 proceeds, $0.1 billion, $4.3 billion and $1.6 billion, respectively, relate to sales of mortgage-backed securities. Our mortgage-backed portfolio is actively managed to reduce the risk of prepayment by purchasing securities that are trading close to par. Gross gains of $0.6 million, $88.2 million and $22.5 million and gross losses of $0.9 million, $11.6 million and $5.0 million in 2003, 2002 and 2001, respectively, were realized on sales of mortgage-backed securities.

6. **Investments — (continued)**

We recognize impairment losses for fixed maturities and equity securities when declines in value are other than temporary. Realized losses related to other than temporary impairments were $157.2 million, $357.0 million and $227.4 million in 2003, 2002 and 2001, respectively.

Gross Unrealized Losses for Fixed Maturities and Equity Securities

For fixed maturities and equity securities available-for-sale with unrealized losses as of December 31, 2003, the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position are summarized as follows (in millions):

	Less than twelve months		Greater than or equal to twelve months			
	Carrying value	Gross unrealized losses	Carrying value	Gross unrealized losses	Total carrying value	Total gross unrealized losses
Fixed maturities, available-for-sale:						
U.S. government and agencies	$ 293.7	$ 1.0	$ —	$ —	$ 293.7	$ 1.0
Non-U.S. governments	1.5	0.1	—	—	1.5	0.1
States and political subdivisions	50.3	1.2	20.5	1.0	70.8	2.2
Corporate — public	883.7	23.8	77.7	9.2	961.4	33.0
Corporate — private	1,269.3	69.3	228.1	27.2	1,497.4	96.5
Mortgage-backed and other asset-backed securities	1,381.2	15.0	83.2	7.2	1,464.4	22.2
Total fixed maturities, available-for-sale	$3,879.7	$110.4	$409.5	$44.6	$4,289.2	$155.0
Total equity securities, available-for-sale	$ 98.6	$ 3.2	$241.7	$ 2.8	$ 340.3	$ 6.0

As of December 31, 2003, we held $4,289.2 million in available-for-sale fixed maturity securities with unrealized losses of $155.0 million. Of these amounts, Principal Life's General Account portfolio represented $3,786.2 million in available-for-sale fixed maturity securities with unrealized losses of $147.3 million. Principal Life's General Account portfolio consists of fixed maturity securities where 89% are investment grade (rated AAA through BBB−) with an average price of 95 (carrying value/ amortized cost). Of the $155.0 million total gross unrealized losses, $24.8 million is related to fixed maturity securities that are part of a fair value hedging relationship that have been recognized in net income as of December 31, 2003. These securities are included in the less than twelve months Corporate-Private category.

For those securities that have been in a loss position for less than twelve months, Principal Life's General Account portfolio holds 349 securities with a carrying value of $3,386.4 million and unrealized losses of $102.8 million reflecting an average price of 97. Of this portfolio, 95.7% was investment grade (rated AAA through BBB−) at December 31, 2003, with associated unrealized losses of $67.5 million. The losses on these securities can primarily be attributed to changes in market interest rates and changes in credit spreads since the securities were acquired.

For those securities that have been in a continuous loss position greater than or equal to twelve months, Principal Life's General Account holds 60 securities with a carrying value of $399.8 million and unrealized losses of $44.5 million. The average rating of this portfolio is BBB− with an average price of 90 at December 31, 2003. The Corporate-Public and Corporate-Private sectors account for $36.4 million of the $44.5 million in unrealized losses. The average price of the corporate sectors is 89 and the average credit rating is BB/BB−. Included in the Corporate-Private sector and Mortgage-backed and other asset-backed securities sector are three previously impaired securities with a carrying value of $9.0 million and $2.0 million, respectively, and a current unrealized loss of $1.0 million and $0.8 million, respectively.

We closely monitor our below investment grade holdings and those investment grade names where we have concerns. While we are in an unrealized loss position on these securities, all securities except those identified as previously impaired continue to make payments. We consider relevant facts and circumstances in evaluating whether the impairment of a security is other than temporary. Relevant facts and circumstances considered include: (1) the length of time the fair value has been below cost; (2) the financial position and access to capital of the issuer, including the current and future impact of any specific events; and

6. Investments — (continued)

(3) our ability and intent to hold the security to maturity or until it recovers in value. To the extent we determine that a security is deemed to be other than temporarily impaired, the difference between amortized cost and fair value is charged to earnings.

Net Unrealized Gains and Losses on Available-for-Sale Securities

The net unrealized gains and losses on investments in fixed maturities and equity securities available-for-sale are reported as a separate component of equity, reduced by adjustments to deferred policy acquisition costs and unearned revenue reserves that would have been required as a charge or credit to operations had such amounts been realized and a provision for deferred income taxes.

The cumulative amount of net unrealized gains and losses on available-for-sale securities was as follows (in millions):

	As of December 31,	
	2003	**2002**
Net unrealized gains on fixed maturities, available-for-sale(1)	**$2,413.5**	$1,671.4
Net unrealized gains (losses) on equity securities, available-for-sale	**18.1**	(0.4)
Adjustments for assumed changes in amortization patterns:		
Deferred policy acquisition costs	**(274.4)**	(226.2)
Unearned revenue reserves	**15.3**	13.6
Net unrealized losses on derivative instruments	**(90.9)**	(167.1)
Net unrealized loss on policyholder dividend obligation	**(99.0)**	(33.6)
Net unrealized loss on equity method subsidiaries and minority interest adjustments	**(12.1)**	(4.2)
Provision for deferred income taxes	**(677.7)**	(431.5)
Net unrealized gains on available-for-sale securities	**$1,292.8**	$ 822.0

(1) Excludes net unrealized gains (losses) on fixed maturities, available-for-sale included in fair value hedging relationships.

6. Investments — (continued)

Commercial Mortgage Loans

Commercial mortgage loans represent a primary area of credit risk exposure. At December 31, 2003 and 2002, the commercial mortgage portfolio is diversified by geographic region and specific collateral property type as follows (dollars in millions):

	As of December 31,			
	2003		2002	
	Carrying amount	Percent of total	Carrying amount	Percent of total
Geographic distribution				
New England	$ 398.9	4.1%	$ 387.6	4.1%
Middle Atlantic	1,686.8	17.5	1,617.0	17.3
East North Central	945.7	9.8	913.7	9.8
West North Central	336.4	3.5	311.5	3.3
South Atlantic	2,285.2	23.7	2,180.8	23.3
East South Central	312.1	3.2	345.5	3.7
West South Central	662.1	6.9	641.8	6.9
Mountain	702.0	7.3	711.8	7.6
Pacific	2,350.8	24.5	2,339.7	24.9
Valuation allowance	(49.6)	(0.5)	(83.6)	(0.9)
Total	$9,630.4	100.0%	$9,365.8	100.0%
Property type distribution				
Office	$3,545.2	36.8%	$3,166.2	33.8%
Retail	2,706.4	28.1	2,836.0	30.3
Industrial	2,708.8	28.1	2,802.6	29.9
Apartments	545.9	5.7	475.4	5.1
Hotel	52.8	0.5	57.4	0.6
Mixed use/other	120.9	1.3	111.8	1.2
Valuation allowance	(49.6)	(0.5)	(83.6)	(0.9)
Total	$9,630.4	100.0%	$9,365.8	100.0%

Commercial and Residential Mortgage Loan Loss Allowance

Mortgage loans on real estate are considered impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to contractual terms of the loan agreement. When we determine that a loan is impaired, a provision for loss is established equal to the- difference between the carrying amount of the mortgage loan and the estimated value. Estimated value is based on either the present value of the expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or fair value of the collateral. The provision for losses is included in net realized/unrealized capital losses on our consolidated statements of operations. Mortgage loans deemed to be uncollectible are charged against the allowance for losses, and subsequent recoveries are credited to the allowance for losses.

The allowance for losses is maintained at a level believed adequate by management to absorb estimated probable credit losses. Management's periodic evaluation and assessment of the adequacy of the allowance for losses and the need for mortgage impairments is based on known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of the underlying collateral; composition of the loan portfolio, current economic conditions and other relevant factors. The evaluation of our loan specific reserve component is also subjective, as it requires estimating the amounts

6. Investments — (continued)

and timing of future cash flows expected to be received on impaired loans. Impaired mortgage loans along with the related allowance for losses were as follows (in millions):

	As of December 31,	
	2003	**2002**
Impaired loans	**$149.6**	$123.0
Allowance for losses	**(12.6)**	(26.9)
Net impaired loans	**$137.0**	$ 96.1

The average recorded investment in impaired mortgage loans and the interest income recognized on impaired mortgage loans were as follows (in millions):

	For the year ended December 31,		
	2003	**2002**	**2001**
Average recorded investment in impaired loans	**$116.6**	$88.4	$74.4
Interest income recognized on impaired loans	**13.8**	8.6	12.5

All interest income on impaired commercial mortgage loans was recognized on the cash basis of income recognition, whereas, interest income on impaired residential mortgage loans was recognized on the accrual basis.

A summary of the changes in the commercial and residential mortgage loan allowance for losses is as follows (in millions):

	For the year ended December 31,		
	2003	**2002**	**2001**
Balance at beginning of year	**$ 87.0**	$ 92.3	$110.4
Provision for losses	**1.3**	35.1	11.2
Releases due to write-downs, sales and foreclosures	**(35.3)**	(40.4)	(29.3)
Balance at end of year	**$ 53.0**	$ 87.0	$ 92.3

Residential Mortgage Banking Activities

We were servicing approximately 960,000 and 920,000 residential mortgage loans with aggregate principal balances of approximately $118.7 billion and $107.7 billion at December 31, 2003 and 2002, respectively. In connection with these mortgage servicing activities, we held funds in trust for others totaling approximately $681.3 million and $646.7 million at December 31, 2003 and 2002, respectively. As of December 31, 2003 and 2002, $253.2 million and $273.9 million, respectively, of the funds held in trust were held in our banking subsidiary. In connection with our loan administration activities, we advance payments of property taxes and insurance premiums and also advance principal and interest payments to investors in advance of collecting funds from specific mortgagors. In addition, we make certain payments of attorney fees and other costs related to loans in foreclosure. These amounts receivable are recorded, at cost, as other assets in our consolidated statements of financial position. Amounts advanced are considered in management's evaluation of the adequacy of the mortgage loan allowance for losses.

In June 2000, our Mortgage Banking segment created a special purpose bankruptcy remote entity, PRMCR, to provide an off-balance sheet source of funding for our residential mortgage loan production. As described in Note 5, effective July 1, 2003, we consolidated PRMCR due to the adoption of FIN 46. We sell eligible residential mortgage loans to PRMCR, where they are warehoused until sold to the final investor. We sold $32.8 billion and $47.1 billion in mortgage loans to PRMCR for the six months ended June 30, 2003, and during 2002, respectively. The maximum amount of mortgage loans, which can be warehoused in PRMCR, increased from $1.0 billion at inception to $4.0 billion as of December 31, 2002. PRMCR held $4.0 billion in mortgage loans held-for-sale as of December 31, 2002. The portfolio of loans held-for-sale by PRMCR must meet portfolio criteria, eligibility representations and portfolio aging limitations. Based on these eligibility representations, we are required to repurchase ineligible loans from PRMCR. For the six months ended June 30, 2003, and during 2002, we repurchased $74.7 million and $51.9 million, respectively, of ineligible loans from PRMCR.

6. Investments — (continued)

Prior to our adoption of FIN 46, PRMCR was capitalized by equity certificates owned by third party investors not affiliated with us or our affiliates, directors or officers. The equity holders bear the risk of loss on defaulted mortgages. At December 31, 2002, PRMCR had outstanding equity certificates of $193.0 million. PRMCR also issues short-term secured liquidity notes as well as medium term notes to provide funds to purchase mortgage loans from us. At December 31, 2002, PRMCR had outstanding secured liquidity notes of $2.2 billion, three-year fixed term notes of $800.0 million and five-year variable term notes of $800.0 million. All borrowings were collateralized by the assets of PRMCR.

We paid a commitment fee to PRMCR based on the overall warehouse limit. PRMCR used a portion of the fee to fund a cash collateral account maintained at PRMCR. These funds are available as additional collateral to cover credit related losses on defaulted mortgage loans. Prior to our adoption of FIN 46, the balance in the account was $24.0 million at December 31, 2002, and was reflected in other assets on our consolidated statements of financial position. We maintain a right to the servicing of the mortgage loans held by PRMCR and retain servicing upon the sale of the majority of the mortgage loans to the final investors. As the servicer, we receive a monthly servicing fee and may earn additional incentive servicing fees upon successful completion of our servicing responsibilities. We received $13.7 million, $23.3 million and $12.6 million in servicing and incentive servicing fees from PRMCR for the six months ended June 30, 2003, and in 2002 and 2001, respectively. Any unpaid and earned incentive fees as well as any remaining amounts in the cash collateral account will be returned to us upon the termination of PRMCR. Additionally, as the servicer, we are required to advance to PRMCR those payments due from borrowers, but not received, as of specified cutoff dates. In addition, we perform certain secondary marketing, accounting and various administrative functions on behalf of PRMCR.

In order to hedge interest rate risk and non-credit-related market value risk associated with its inventory of mortgage loans held-for-sale, PRMCR entered into swaps with non-affiliated counterparties that are required to maintain certain minimum ratings as approved by the rating agencies. Through separate swap agreements with the swap counterparties that mirror the original swaps with PRMCR, the interest rate risk and non-credit-related market value risk components are swapped back to us.

In October 2000, our Mortgage Banking segment created a wholly owned, special purpose entity, Principal Residential Mortgage Funding, LLC ("PRMF"), to provide an off-balance-sheet source of funding for up to $250.0 million of qualifying delinquent mortgage loans. The limit was increased to $1.1 billion in August 2003. We sell qualifying delinquent FHA and VA mortgage loans to PRMF which then transfers the loans to Principal Residential Mortgage EBO Trust ("Trust"), an unaffiliated Delaware business trust and a qualifying special purpose entity. The Trust funds its acquisitions of the mortgage loans by selling participation certificates, representing an undivided interest in the Trust, to commercial paper conduit purchasers, who are not affiliated with us or any of our affiliates, directors or officers. At December 31, 2003 and 2002, the Trust held $653.4 million and $405.1 million in mortgage loans, respectively, and had outstanding participation certificates of $618.4 million and $382.8 million, respectively.

Mortgage loans typically remain in the Trust until they are processed through the foreclosure claim process, are paid off or reinstated. Mortgage loans that reinstate are no longer eligible to remain in the Trust and are required to be removed at fair market value at the monthly settlement date following reinstatement.

We are retained as the servicer of the mortgage loans and also perform accounting and various administrative functions on behalf of PRMF, in our capacity as the managing member of PRMF. As the servicer, we receive a servicing fee pursuant to the pooling and servicing agreement. We may also receive a successful servicing fee only after all other conditions in the monthly cash flow distribution are met. We received $34.7 million and $23.4 million in servicing and successful servicing fees from PRMF in 2003 and 2002, respectively. At December 31, 2003 and 2002, our estimated residual interest in such cash flows was $50.9 million and $32.7 million, respectively, and was recorded in other assets on our consolidated statements of financial position. The value of the residual interest was estimated based on the net present value of expected cash flows from PRMF. We are required to advance funds for payment of interest on the participation certificates and other carrying costs, if sufficient cash is not available in the trust collection account to meet this obligation.

Both the Trust and us, are parties to a cost of funds hedge agreement. We pay the weighted-average cost of funds on the participation certificates plus fees and expenses and receive the weighted-average coupon of mortgage loans in the Trust less a spread.

6. Investments — (continued)

Based on PRMF's classification as a qualifying special purpose entity pursuant to the guidance of SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities — a Replacement of FASB Statement No. 125* ("SFAS 140"), PRMF is not required to be consolidated under the provisions of FIN 46.

Real Estate

Depreciation expense on invested real estate was $34.4 million, $31.8 million and $20.2 million in 2003, 2002 and 2001, respectively. Accumulated depreciation was $199.6 million and $157.3 million as of December 31, 2003 and 2002, respectively.

Other Investments

Other investments include minority interests in unconsolidated entities and properties owned jointly with venture partners and operated by the partners. Total assets of the unconsolidated entities amounted to $4,285.1 million and $3,637.9 million at December 31, 2003 and 2002, respectively. Total revenues of the unconsolidated entities were $752.9 million, $618.8 million and $2,855.2 million in 2003, 2002 and 2001, respectively. During 2003, 2002 and 2001, we included $40.3 million, $19.2 million and $48.8 million, respectively, in net investment income representing our share of current year net income of the unconsolidated entities. Total revenues and net investment income of the unconsolidated entities during 2001 included our ownership interest in Coventry Health Care, Inc. On February 1, 2002, we sold our minority interest in Coventry Health Care, Inc. (See Note 4). At December 31, 2003 and 2002, our net investment in unconsolidated entities was $99.4 million and $22.3 million, respectively, which primarily included our minority interests in domestic and international joint ventures and partnerships.

In the ordinary course of our business and as part of our investment operations, we have also entered into long term contracts to make and purchase loans aggregating $1,012.0 million and $525.1 million at December 31, 2003 and 2002, respectively.

Derivatives are reflected on our consolidated statements of financial position and reported as a component of other investments. Certain seed money investments are carried at fair value with changes in fair value included in net income as net realized/unrealized capital losses.

7. Securitization Transactions

Commercial Mortgage Loans

We, along with other contributors, sell commercial mortgage loans in securitization transactions to trusts. As these trusts are classified as a qualifying special purpose entity pursuant to the guidance of SFAS 140, they are not required to be consolidated under the provisions of FIN 46. We retain primary servicing responsibilities and may retain other immaterial interests. We receive annual servicing fees approximating 0.01%, which approximates cost. The investors and the securitization entities have no recourse to our other assets for failure of debtors to pay when due. The value of our retained interests is subject primarily to credit risk.

In 2003 and 2002, we recognized gains of $16.4 million and $17.2 million, respectively, on the securitization of commercial mortgage loans.

Key economic assumptions used in measuring the retained interests at the date of securitization resulting from transactions completed included a cumulative default rate between 5% and 12% during 2003 and 6% and 11% during 2002. The assumed range of the loss severity, as a percentage of defaulted loans, was between 14% and 33% during 2003 and 12% and 32% during 2002. The low end of the loss severity range relates to a portfolio of seasoned loans. The high end of the loss severity range relates to a portfolio of newly issued loans.

At December 31, 2003, the fair values of retained interests related to the securitizations of commercial mortgage loans were $255.4 million. Key economic assumptions and the sensitivity of the current fair values of residual cash flows were tested to one and two standard deviations from the expected rates. The changes in the fair values at December 31, 2003, as a result of these assumptions were not significant.

Residential Mortgage Loans and Residential Mortgage Servicing Rights

We sell residential mortgage loans and retain servicing responsibilities pursuant to the terms of the applicable servicing agreements. These sales are generally transacted on a non-recourse basis. In 2003, 2002 and 2001, we recognized gains of

7. Securitization Transactions — (continued)

$472.0 million, $373.9 million and $237.2 million, respectively, on the sales of residential mortgage loans. Essentially all of our mortgage servicing rights are held by our Mortgage Banking segment

We receive annual servicing fees approximating 0.41% of the outstanding principal balances on the underlying loans. The value of the servicing rights is subject to prepayment and interest rate risks on the transferred mortgage loans and is amortized in proportion to, and over the period of, estimated net servicing income.

Changes in capitalized mortgage servicing rights in our Mortgage Banking segment were as follows (in millions):

	As of December 31,	
	2003	**2002**
Balance at beginning of year	**$2,011.5**	$1,910.0
Additions	**1,304.8**	1,103.0
Sales	**(66.9)**	(5.5)
Valuation adjustments due to hedge accounting	**224.4**	(631.0)
Release due to direct write-downs	**(666.4)**	—
Amortization	**(434.8)**	(364.9)
	2,372.6	2,011.6
Valuation allowance	**(420.7)**	(493.7)
Balance at end of year	**$1,951.9**	$1,517.9

To the extent that the carrying value of the servicing rights exceeds estimated fair value for any stratum, a valuation allowance is established, which may be adjusted in the future as the estimated fair value of the servicing rights increase or decrease. Activity in the valuation allowance for mortgage loan servicing rights is summarized as follows (in millions):

	For the year ended December 31,		
	2003	**2002**	**2001**
Balance at beginning of year	**$ 493.7**	$198.1	$ 2.3
Sales	**(43.5)**	—	—
Impairments	**636.9**	318.3	196.0
Recoveries	**—**	(22.7)	(0.2)
Release due to direct write-downs	**(666.4)**	—	—
Balance at end of year	**$ 420.7**	$493.7	$198.1

Impairments reflect the decline in the fair value of unhedged mortgage servicing rights during the years presented. Due to the continuing lack of an active servicing market, we obtained additional evidence to support our estimated fair value at December 31, 2003. Based on this information, we performed an analysis of our mortgage servicing rights portfolio, which resulted in an additional impairment charge of $141.3 million in our Mortgage Banking segment in December 2003.

During 2003, we established a policy of further evaluating our mortgage servicing rights valuation allowance by identifying portions of the allowance that represent a permanent impairment (i.e., direct write-downs). Each quarter, we will recognize a direct write-down when the gross carrying value is not expected to be recovered in the foreseeable future. We estimate the amount of direct write-downs based on an analysis of the mortgage servicing rights valuation allowance related to loans that have prepaid.

The key economic assumptions used in estimating the fair value of mortgage servicing rights at the date of loan sale for sales completed in 2003, 2002 and 2001 were as follows:

	2003	**2002**	**2001**
Weighted-average life (years)	**6.78**	6.42	7.84
Weighted-average prepayment speed	**10.20%**	11.91%	9.48%
Yield to maturity discount rate	**6.48%**	6.75%	7.45%

7. Securitization Transactions — (continued)

Prepayment speed is the constant prepayment rate that results in the weighted-average life disclosed above.

At December 31, 2003, key economic assumptions and the sensitivity of the current estimated fair value of the mortgage servicing rights to immediate 10% and 20% adverse changes in those assumptions were as follows (dollars in millions):

Estimated fair value of mortgage servicing rights	**$1,959.4**
Expected weighted-average life (in years)	**5.7**
Prepayment speed*	**13.40%**
Decrease in estimated fair value of 10% adverse change	**$ 88.4**
Decrease in estimated fair value of 20% adverse change	**$ 168.9**
Yield to maturity discount rate *	**7.45%**
Decrease in estimated fair value of 10% adverse change	**$ 111.6**
Decrease in estimated fair value of 20% adverse change	**$ 223.2**

* Represents the weighted-average prepayment speed and discount rate for the life of the mortgage servicing rights asset using our Option Adjusted Spread/Monte Carlo simulation of 160 interest rate paths.

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in estimated fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in the assumption to the change in estimated fair value may not be linear. Also, in the above table, the effect of a variation in a particular assumption on the estimated fair value of the servicing rights is calculated independently without changing any other assumption. In reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. For example, changes in prepayment speed estimates could result in changes in the discount rate.

Securitization Transactions Cash Flows

The table below summarizes cash flows for securitization transactions (in millions):

	For the year ended December 31,		
	2003	**2002**	**2001**
Proceeds from new securitizations	**$59,351.4**	$48,749.4	$39,200.6
Servicing fees received	**488.7**	443.1	307.8
Other cash flows received on retained interests	**89.0**	74.9	51.6

8. Derivatives Held or Issued for Purposes Other Than Trading

Derivatives are generally held for purposes other than trading and are primarily used to hedge or reduce exposure to interest rate and foreign currency risks associated with assets held or expected to be purchased or sold and liabilities incurred or expected to be incurred. Additionally, derivatives are used to change the characteristics of our asset/liability mix consistent with our risk management activities.

Our risk of loss is typically limited to the fair value of our derivative instruments and not to the notional or contractual amounts of these derivatives. Risk arises from changes in the fair value of the underlying instruments. We are also exposed to credit losses in the event of nonperformance of the counterparties. Our current credit exposure is limited to the value of derivatives that have become favorable to us. This credit risk is minimized by purchasing such agreements from financial institutions with high credit ratings and by establishing and monitoring exposure limits. We also utilize various credit enhancements, including collateral and credit triggers to reduce the credit exposure to our derivative instruments.

Our derivative transactions are generally documented under International Swaps and Derivatives Association, Inc. Master Agreements. Management believes that such agreements provide for legally enforceable set-off and close-out netting of exposures to specific counterparties. Under such agreements, in connection with an early termination of a transaction, we are permitted to set off our receivable from a counterparty against our payables to the same counterparty arising out of all included transactions.

8. Derivatives Held or Issued for Purposes Other Than Trading — (continued)

Prior to the application of the aforementioned credit enhancements, the gross exposure to credit risk with respect to these derivative instruments was $1,197.3 million at December 31, 2003, and $424.4 million at December 31, 2002. Subsequent to the application of such credit enhancements, the net exposure to credit risk was $862.8 million at December 31, 2003, and $285.8 million at December 31, 2002.

The notional amounts and credit exposure of our derivative financial instruments by type were as follows (in millions):

	As of December 31,	
	2003	**2002**
Notional amounts of derivative instruments with regard to U.S. operations		
Foreign currency swaps	**$ 2,823.4**	$ 3,217.0
Interest rate floors	**1,650.0**	1,650.0
Interest rate swaps	**8,158.9**	9,719.2
Principal only swaps	**—**	123.6
Mortgage-backed forwards and options	**4,892.3**	17,494.9
Swaptions	**5,642.5**	9,772.5
Bond forwards	**467.2**	363.7
Interest rate lock commitments	**2,242.4**	8,198.1
Call options	**30.0**	30.0
U.S. Treasury futures	**27.8**	271.1
Currency forwards	**282.0**	—
Treasury rate guarantees	**—**	63.0
Credit default swap long	**863.3**	705.2
U.S. LIBOR	**4,380.0**	2,225.0
Bond options	**17.5**	—
Other	**1.5**	—
	31,478.8	53,833.3
Notional amounts of derivative instruments with regard to international operations		
Currency forwards	**—**	0.2
Total notional amounts at end of year	**$31,478.8**	$53,833.5
Net credit exposure of derivative instruments with regard to U.S. operations		
Foreign currency swaps	**$ 637.1**	$ 195.0
Interest rate floors	**1.9**	1.7
Interest rate swaps	**89.6**	48.4
Swaptions	**29.2**	31.4
Call options	**6.6**	0.4
Currency forwards	**0.3**	—
Bond forwards	**52.2**	—
Credit default swap long	**45.9**	8.9
Total credit exposure at end of year	**$ 862.8**	$ 285.8

The net interest effect of interest rate and currency swap transactions is recorded as an adjustment to net investment income or interest expense, as appropriate, over the periods covered by the agreements. The cost of derivative instruments related to residential mortgage loan servicing rights is included in the basis of the derivatives. These derivatives are marked to market with the changes in market value reported in operating expenses on the consolidated statements of operations.

8. Derivatives Held or Issued for Purposes Other Than Trading — (continued)

The fair value of our derivative instruments classified as assets at December 31, 2003 and 2002, was $969.7 million and $1,129.9 million, respectively. Of this amount, the fair value of derivatives related to investment hedges at December 31, 2003 and 2002, was $736.4 million and $348.8 million, respectively, and was reported with other invested assets on the consolidated statements of financial position. The fair value of derivatives related to residential mortgage loan servicing rights and residential mortgage loans at December 31, 2003 and 2002, was $233.3 million and $781.1 million, respectively, and was reported with other assets on the consolidated statements of financial position. The fair value of derivative instruments classified as liabilities at December 31, 2003 and 2002, was $142.7 million and $454.4 million, respectively, and was reported with other liabilities on the consolidated statements of financial position.

Fair Value Hedges

We use fixed-to-floating rate interest rate swaps to more closely align the interest rate characteristics of certain assets and liabilities. In general, these swaps are used in asset and liability management to modify duration.

We also enter into currency exchange swap agreements to convert certain foreign denominated assets and liabilities into U.S. dollar floating-rate denominated instruments to eliminate the exposure to future currency volatility on those items.

We recognized a pretax net gain of $128.4 million, $50.5 million and $95.5 million in 2003, 2002 and 2001, respectively, relating to our fair value hedges. These net gains consisted of the following components:

	For the year ended December 31,		
	2003	2002	2001
		(in millions)	
Net gain (loss) related to the ineffective portion of our fair value hedges of residential mortgage loan servicing rights	**$ 18.1**	$ (6.6)	$151.7
Net gain (loss) related to the change in the value of the servicing hedges that were excluded from the assessment of hedge effectiveness	**119.8**	77.1	(43.6)
Net loss related to the ineffective portion of our investment hedge	**(9.5)**	(20.0)	(12.6)
Net gain relating to fair value hedges	**$128.4**	$ 50.5	$ 95.5

The net gain (loss) on servicing hedges was reported with operating expenses and the net loss on our investment hedges was reported with net realized/unrealized capital losses on our consolidated statements of operations.

Cash Flow Hedges

We also utilize floating-to-fixed rate interest rate swaps to match cash flows.

We entered into currency exchange swap agreements to convert both principal and interest payments of certain foreign denominated assets and liabilities into U.S. dollar denominated fixed-rate instruments to eliminate the exposure to future currency volatility on those items.

In 2003, 2002 and 2001, we recognized a $49.6 million, $(74.5) million and $(5.8) million after-tax increase (decrease) in value, respectively, related to cash flow hedges in accumulated other comprehensive income. During this time period, none of our cash flow hedges have been discontinued because it was probable that the original forecasted transaction would not occur by the end of the originally specified time period. We reclassified $54.6 million and $17.8 million net losses from accumulated comprehensive income into earnings during 2003 and 2002, respectively (none was transferred during 2001), and we expect to reclassify $5.2 million net losses in the next 12 months.

In most cases, zero hedge ineffectiveness for cash flow hedges is assumed because the derivative instrument was constructed such that all terms of the derivative match the hedged risk in the hedged item. As a result, we have recognized an immaterial amount in earnings due to cash flow hedge ineffectiveness.

Derivatives Not Designated as Hedging Instruments

We attempt to match the timing of when interest rates are committed on insurance products, residential mortgage loans and other new investments. However, timing differences may occur and can expose us to fluctuating interest rates. To offset this risk,

8. Derivatives Held or Issued for Purposes Other Than Trading — (continued)

we use mortgage-backed forwards, over-the-counter options on mortgage-backed securities, U.S. Treasury futures contracts, options on Treasury futures, Treasury rate guarantees and interest rate floors to economically hedge anticipated transactions and to manage interest rate risk. Futures contracts are marked to market and settled daily, which minimizes the counterparty risk. Forward contracts are marked to market no less than quarterly. Our interest rate lock commitments on residential mortgage loans are also accounted for as derivatives.

Occasionally, we will sell a callable investment-type contract and may use interest rate swaptions or similar instruments to transform the callable liability into a fixed term liability. In addition, we may sell an investment-type contract with attributes tied to market indices, in which case we write an equity call option to convert the overall contract into a fixed-rate liability, essentially eliminating the equity component altogether. We have also entered into credit default swaps to exchange the credit default swap risk of one bond for that of another. We have also entered into currency forward agreements to reduce the exposure to future currency volatility in various short-term foreign cash equivalents.

Although the above-mentioned derivatives are effective hedges from an economic standpoint, they do not meet the requirements for hedge accounting treatment under SFAS 133. As such, periodic changes in the market value of these instruments flow directly into net income. In 2003, 2002 and 2001, gains of $1.0 million, $19.1 million and $68.3 million, respectively, were recognized in income from market value changes of derivatives not receiving hedge accounting treatment.

In 2002, we entered into an interest rate swap as part of a structuring process of an investment grade collateralized debt obligation ("CDO") issuance. Due to market conditions, the CDO was never issued. The pretax loss realized on the termination of the interest rate swap was $17.3 million.

9. Closed Block

In connection with the 1998 MIHC formation, Principal Life formed a Closed Block to provide reasonable assurance to policyholders included therein that, after the formation of the MIHC, assets would be available to maintain dividends in aggregate in accordance with the 1997 policy dividend scales, if the experience underlying such scales continued. Assets of Principal Life were allocated to the Closed Block in an amount that produces cash flows which, together with anticipated revenue from policies and contracts included in the Closed Block, were expected to be sufficient to support the Closed Block policies, including, but not limited to, provisions for payment of claims, certain expenses, charges and taxes, and to provide for continuation of policy and contract dividends in aggregate in accordance with the 1997 dividend scales, if the experience underlying such scales continues, and to allow for appropriate adjustments in such scales, if such experience changes. Due to adjustable life policies being included in the Closed Block, the Closed Block is charged with amounts necessary to properly fund for certain adjustments, such as face amount and premium increases, that are made to these policies after the Closed Block inception date. These amounts are referred to as Funding Adjustment Charges and are treated as capital transfers from the Closed Block.

Assets allocated to the Closed Block inure solely to the benefit of the holders of policies included in the Closed Block. Closed Block assets and liabilities are carried on the same basis as other similar assets and liabilities. Principal Life will continue to pay guaranteed benefits under all policies, including the policies within the Closed Block, in accordance with their terms. If the assets allocated to the Closed Block, the investment cash flows from those assets and the revenues from the policies included in the Closed Block, including investment income thereon, prove to be insufficient to pay the benefits guaranteed under the policies included in the Closed Block, Principal Life will be required to make such payments from their general funds. No additional policies were added to the Closed Block, nor was the Closed Block affected in any other way, as a result of the demutualization.

A policyholder dividend obligation is required to be established for earnings in the Closed Block that are not available to shareholders. A model of the Closed Block was established to produce the pattern of expected earnings in the Closed Block (adjusted to eliminate the impact of related amounts in accumulated other comprehensive income). If actual cumulative earnings of the Closed Block are greater than the expected cumulative earnings of the Closed Block, only the expected cumulative earnings will be recognized in income with the excess recorded as a policyholder dividend obligation. This *policyholder* dividend obligation represents undistributed accumulated earnings that will be paid to Closed Block policyholders as additional policyholder dividends unless offset by future performance of the Closed Block that is less favorable than originally expected. If actual cumulative performance is less favorable than expected, only actual earnings will be recognized in income. At December 31, 2003 and 2002, cumulative actual earnings have been less than cumulative expected earnings. However,

9. Closed Block — (continued)

cumulative net unrealized gains were greater than expected resulting in the recognition of a policyholder dividend obligation of $99.0 million and $33.6 million as of December 31, 2003 and 2002, respectively.

Closed Block liabilities and assets designated to the Closed Block were as follows:

	As of December 31,	
	2003	2002
	(in millions)	
Closed Block liabilities		
Future policy benefits and claims	**$5,401.7**	$5,320.0
Other policyholder funds	**30.7**	33.0
Policyholder dividends payable	**371.3**	374.3
Policyholder dividend obligation	**99.0**	33.6
Other liabilities	**42.9**	20.1
Total Closed Block liabilities	**5,945.6**	5,781.0
Assets designated to the Closed Block		
Fixed maturities, available-for-sale	**2,864.1**	2,707.0
Equity securities, available-for-sale	**80.7**	23.4
Mortgage loans	**849.9**	862.9
Real estate	**1.9**	0.5
Policy loans	**757.8**	776.1
Other investments	**26.8**	19.8
Total investments	**4,581.2**	4,389.7
Cash and cash equivalents (deficit)	**(6.0)**	(5.4)
Accrued investment income	**74.1**	77.5
Deferred tax asset	**70.1**	68.5
Premiums due and other receivables	**28.1**	29.5
Other assets	**22.3**	—
Total assets designated to the Closed Block	**4,769.8**	4,559.8
Excess of Closed Block liabilities over assets designated to the Closed Block	**1,175.8**	1,221.2
Amounts included in other comprehensive income	**74.6**	77.8
Maximum future earnings to be recognized from Closed Block assets and liabilities	**$1,250.4**	$1,299.0

9. Closed Block — (continued)

Closed Block revenues and expenses were as follows:

	For the year ended December 31,		
	2003	2002	2001
	(in millions)		
Revenues			
Premiums and other considerations	**$684.3**	$710.0	$ 742.1
Net investment income	**306.6**	309.9	311.8
Net realized/unrealized capital losses	**(6.6)**	(40.8)	(19.7)
Total revenues	**984.3**	979.1	1,034.2
Expenses			
Benefits, claims and settlement expenses	**557.4**	583.3	614.4
Dividends to policyholders	**298.6**	305.2	305.8
Operating expenses	**8.3**	12.3	12.7
Total expenses	**864.3**	900.8	932.9
Closed Block revenue, net of Closed Block expenses, before income taxes	**120.0**	78.3	101.3
Income taxes	**39.5**	25.2	33.5
Closed Block revenue, net of Closed Block expenses and income taxes	**80.5**	53.1	67.8
Funding adjustment charges	**(31.9)**	(3.5)	(7.6)
Closed Block revenue, net of Closed Block expenses, income tax and funding adjustment charges	**$ 48.6**	$ 49.6	$ 60.2

The change in maximum future earnings of the Closed Block was as follows:

	As of December 31,	
	2003	2002
	(in millions)	
Beginning of year	**$1,299.0**	$1,348.6
End of year	**1,250.4**	1,299.0
Change in maximum future earnings	**$ (48.6)**	$ (49.6)

Principal Life charges the Closed Block with federal income taxes, payroll taxes, state and local premium taxes and other state or local taxes, licenses and fees as provided in the plan of reorganization.

10. Deferred Policy Acquisition Costs

Policy acquisition costs deferred and amortized in 2003, 2002 and 2001 were as follows (in millions):

	As of December 31,		
	2003	2002	2001
Balance at beginning of year	**$1,414.4**	$1,372.5	$1,333.3
Cost deferred during the year	**349.8**	323.4	261.7
Amortized to expense during the year	**(142.8)**	(144.5)	(159.9)
Effect of unrealized gains	**(49.7)**	(137.0)	(62.6)
Balance at end of year	**$1,571.7**	$1,414.4	$1,372.5

11. Insurance Liabilities

Contractholder Funds

Major components of contractholder funds in the consolidated statements of financial position are summarized as follows (in millions):

	As of December 31,	
	2003	**2002**
Liabilities for investment-type contracts:		
Guaranteed investment contracts	**$12,868.3**	$13,894.4
Funding agreements	**9,336.2**	6,246.3
Other investment-type contracts	**1,563.4**	1,775.3
Total liabilities for investment-type contracts	**23,767.9**	21,916.0
Liabilities for individual annuities	**3,486.2**	2,900.4
Universal life and other reserves	**1,648.4**	1,498.6
Total contractholder funds	**$28,902.5**	$26,315.0

Our guaranteed investment contracts and funding agreements contain provisions limiting early surrenders, including penalties for early surrenders and minimum notice requirements. Put provisions give customers the option to terminate a contract prior to maturity, provided they give a minimum notice period.

Funding agreements include those issued domestically directly to nonqualified institutional investors, as well as to two separate programs where the funding agreements are issued directly or indirectly to unconsolidated special purpose entities. Claims for principal and interest under funding agreements are afforded equal priority to claims of life insurance and annuity policyholders under insolvency provisions of Iowa Insurance Laws.

We are authorized to issue up to $4.0 billion of funding agreements under a program to support the prospective issuance of medium term notes by an unaffiliated entity in non-U.S. markets. Due to our adoption of FIN 46 in July 2003, we are no longer required to consolidate this program. As of December 31, 2003 and 2002, $3,618.7 million and $3,583.5 million, respectively, are outstanding under this program.

In addition, we are authorized to issue up to $7.0 billion of funding agreements under another program to support the prospective issuance of medium term notes by an unaffiliated entity in both domestic and international markets. The $7.0 billion represents a $3.0 billion increase over the authorization amount we had at the end of 2002. The unaffiliated entity is an unconsolidated qualifying special purpose entity. As of December 31, 2003 and 2002, $5,613.4 million and $2,555.0 million, respectively, are outstanding under this program.

11. Insurance Liabilities — (continued)

Future Policy Benefits and Claims

Activity in the liability for unpaid accident and health claims, which is included with future policy benefits and claims in the consolidated statements of financial position, is summarized as follows (in millions):

	For the year ended December 31,		
	2003	2002	2001
Balance at beginning of year	**$ 699.3**	$ 714.8	$ 705.0
Incurred:			
Current year	**1,572.3**	1,588.3	1,597.1
Prior years	**(24.7)**	0.6	(17.5)
Total incurred	**1,547.6**	1,588.9	1,579.6
Payments:			
Current year	**1,304.6**	1,333.2	1,283.2
Prior years	**236.5**	271.2	286.6
Total payments	**1,541.1**	1,604.4	1,569.8
Balance at end of year:			
Current year	**267.7**	255.1	313.9
Prior years	**438.1**	444.2	400.9
Total balance at end of year	**$ 705.8**	$ 699.3	$ 714.8

The activity summary in the liability for unpaid accident and health claims shows an increase (decrease) of $(24.7) million, $0.6 million and $(17.5) million for the year ended December 31, 2003, 2002 and 2001, respectively, relating to prior years. Such liability adjustments, which affected current operations during 2003, 2002 and 2001, respectively, resulted in part from developed claims for prior years being different than were anticipated when the liabilities for unpaid accident and health claims were originally estimated. In addition, in 2003 we established a premium deficiency reserve on our medical conversion business that was included in our incurred but not reported claim reserve in prior years. These trends have been considered in establishing the current year liability for unpaid accident and health claims. We also had claim adjustment expenses of $26.4 million, $22.0 million and $23.3 million, and related reinsurance recoverables of $2.5 million, $2.0 million and $1.4 million in 2003, 2002 and 2001, respectively, which are not included in the rollforward above.

12. Debt

Short-Term Debt

The components of short-term debt as of December 31, 2003 and 2002, were as follows (in millions):

	As of December 31,	
	2003	2002
PRMCR secured liquidity notes	**$ 215.0**	$ —
PRMCR fixed term notes	**400.0**	—
Mortgage servicing rights financing	**300.0**	—
Commercial paper	**399.8**	157.5
Other recourse short-term debt	**27.0**	38.6
Nonrecourse short-term debt	**276.0**	368.7
Total short-term debt	**$1,617.8**	$564.8

As of December 31, 2003, we had credit facilities with various financial institutions in an aggregate amount of $4.2 billion, which consisted of a $2.2 billion PRMCR credit facility and $2.0 billion in other credit facilities. We consolidated PRMCR in July 2003 as a result of adopting FIN 46. See Note 5 for more information regarding PRMCR. PRMCR can use the $2.2 billion

12. Debt — (continued)

credit facility to issue short-term debt. As of December 31, 2003, PRMCR had $215.0 million of short-term secured liquidity notes outstanding under this facility. All borrowings are collateralized by the assets of PRMCR. Of our other remaining credit facilities, as of December 31, 2003 and 2002, we had $1.0 billion and $564.8 million of outstanding borrowings, with $1.0 billion and $459.5 million of assets pledged as support, respectively. Assets pledged consisted primarily of mortgage servicing rights, commercial mortgages and securities. Our credit facilities also include a $600.0 million back-stop facility to provide 100% support for our commercial paper program, of which there were no outstanding balances as of December 31, 2003 and 2002.

PRMCR's $400.0 million outstanding short-term debt in fixed term notes as of December 31, 2003, was originally issued under a separate credit facility for long-term borrowings. Due to a maturity date of less than twelve months at the time of consolidation in July 2003, the fixed term notes were classified as short-term debt. See the Long-Term Debt section for further discussion.

The weighted-average interest rates on short-term borrowings as of December 31, 2003 and 2002, were 2.9% and 1.8%, respectively. Excluding PRMCR, the weighted-average interest rates on short-term borrowings as of December 31, 2003, was 1.6%.

Long-Term Debt

The components of long-term debt as of December 31, 2003 and 2002, were as follows (in millions):

	As of December 31,	
	2003	2002
7.95% notes payable, due 2004	$ 200.0	$ 200.0
8.2% notes payable, due 2009	464.0	463.9
7.875% surplus notes payable, due 2024	199.0	199.0
8% surplus notes payable, due 2044	99.2	99.1
PRMCR medium term notes	1,200.0	—
PRMCR equity certificates	193.0	—
Nonrecourse mortgages and notes payable	340.7	248.0
Other mortgages and notes payable	71.4	122.5
Total long-term debt	$2,767.3	$1,332.5

The amounts included above are net of the discount and direct costs associated with issuing these notes, which are being amortized to expense over their respective terms using the interest method.

At December 31, 2003, PRMCR had a $1.8 billion credit facility for long-term debt, of which $1.4 billion of long-term debt was outstanding ($1,200.0 million in medium term notes and $193.0 million in equity certificates). In 2001, $1,600.0 million in medium term notes were issued under this facility, of which $1,200.0 million was classified as long-term debt on our consolidated statement of financial position as of December 31, 2003. The remaining $400.0 million in medium term notes were classified as short-term debt at the time of consolidation in July 2003 due to the maturity date ending in less than twelve months. Maturities for the long-term portion are three years for $400.0 million and five years for $800.0 million. The three-year medium term notes have a fixed rate. The five-year medium term notes pay interest based on LIBOR plus a spread. The weighted average interest rate on the medium term notes classified as long-term debt was 2.46% at December 31, 2003. Equity certificates were issued in 2000 and 2001, of which $193.0 million remains as outstanding long-term debt as of December 31, 2003. The equity certificates have a five-year maturity and pay interest based on LIBOR plus a spread. The weighted average interest rate on the equity certificates was 2.86% at December 31, 2003. All PRMCR borrowings are collateralized by the assets of PRMCR.

On August 25, 1999, Principal Financial Group (Australia) Holdings Pty. Limited, a wholly owned indirect subsidiary, issued $665.0 million of unsecured redeemable long-term debt ($200.0 million of 7.95% notes due August 15, 2004, and $465.0 million in 8.2% notes due August 15, 2009). Interest on the notes is payable semiannually on February 15 and August 15 of each year, commencing February 15, 2000. Principal Financial Group (Australia) Holdings Pty. Limited used the net proceeds from the notes to partially fund the purchase of the outstanding stock of several companies affiliated with Bankers Trust

12. Debt — (continued)

Australia Group. On December 28, 2001, all of the long-term debt obligations of Principal Financial Group (Australia) Holdings Pty. Limited were assumed by their parent, Principal Financial Services, Inc.

On March 10, 1994, Principal Life issued $300.0 million of surplus notes, including $200.0 million due March 1, 2024, at a 7.875% annual interest rate and the remaining $100.0 million due March 1, 2044, at an 8% annual interest rate. None of our affiliates hold any portion of the notes. Each payment of interest and principal on the notes, however, may be made only with the prior approval of the Commissioner of Insurance of the State of Iowa (the "Commissioner") and only to the extent that Principal Life has sufficient surplus earnings to make such payments. For each of the years ended December 31, 2003, 2002 and 2001, interest of $23.8 million was approved by the Commissioner, paid and charged to expense.

Subject to Commissioner approval, the surplus notes due March 1, 2024, may be redeemed at Principal Life's election on or after March 1, 2004, in whole or in part at a redemption price of approximately 103.6% of par. The approximate 3.6% premium is scheduled to gradually diminish over the following ten years. These surplus notes may then be redeemed on or after March 1, 2014, at a redemption price of 100% of the principal amount plus interest accrued to the date of redemption.

In addition, subject to Commissioner approval, the notes due March 1, 2044, may be redeemed at Principal Life's election on or after March 1, 2014, in whole or in part at a redemption price of approximately 102.3% of par. The approximate 2.3% premium is scheduled to gradually diminish over the following ten years. These notes may be redeemed on or after March 1, 2024, at a redemption price of 100% of the principal amount plus interest accrued to the date of redemption.

The mortgages and other notes payable are financings for real estate developments. We, including certain subsidiaries, had $192.5 million in credit facilities with various financial institutions, in addition to obtaining loans with various lenders to finance these developments. Outstanding principal balances as of December 31, 2003, range from $0.4 million to $99.9 million per development with interest rates generally ranging from 6.0% to 8.6%. Outstanding principal balances as of December 31, 2002, range from $0.2 million to $100.9 million per development with interest rates generally ranging from 6.0% to 8.6%. Outstanding debt is secured by the underlying real estate properties, which were reported as real estate on our consolidated statements of financial position with a carrying value of $319.2 million and $260.4 million as of December 31, 2003 and 2002, respectively.

At December 31, 2003, future annual maturities of the long-term debt were as follows (in millions):

2004	**$ 779.4**
2005	**74.4**
2006	**971.3**
2007	**98.2**
2008	**76.2**
Thereafter	**767.8**
Total future maturities of the long-term debt	**$2,767.3**

Cash paid for interest for 2003, 2002 and 2001, was $150.4 million, $117.0 million and $126.5 million, respectively. These amounts include interest paid on taxes during these years. Cash paid for interest in 2003 includes $37.6 million of interest paid by PRMCR.

13. Income Taxes

Our income tax expense from continuing operations was as follows (in millions):

	For the year ended December 31,		
	2003	2002	2001
Current income taxes (benefit):			
U.S. federal	**$ 88.0**	$(40.2)	$ 30.7
State and foreign	**41.1**	41.7	29.0
Net realized/unrealized capital losses	**(119.9)**	(74.3)	(214.1)
Total current income taxes (benefit)	**9.2**	(72.8)	(154.4)
Deferred income taxes	**216.6**	118.7	237.8
Total income taxes	**$ 225.8**	$ 45.9	$ 83.4

Our provision for income taxes may not have the customary relationship of taxes to income. Differences between the prevailing corporate income tax rate of 35% times the pretax income and our effective tax rate on pretax income are generally due to inherent differences between income for financial reporting purposes and income for tax purposes and the establishment of adequate provisions for any challenges of the tax filings and tax payments to the various taxing jurisdictions. A reconciliation between the corporate income tax rate and the effective tax rate from continuing operations is as follows:

	For the year ended December 31,		
	2003	2002	2001
Statutory corporate tax rate	**35%**	35%	35%
Dividends received deduction	**(6)**	(11)	(13)
Interest exclusion from taxable income	**(1)**	(2)	(3)
Federal tax settlement for prior years	**(3)**	(17)	—
Other	**(1)**	2	(1)
Effective tax rate	**24%**	7%	18%

Significant components of our net deferred income taxes were as follows (in millions):

	As of December 31,	
	2003	2002
Deferred income tax assets (liabilities):		
Insurance liabilities	**$ 426.7**	$ 263.1
Deferred policy acquisition costs	**(512.6)**	(446.0)
Net unrealized gains on available-for-sale securities	**(673.3)**	(430.1)
Mortgage loan servicing rights	**(482.5)**	(429.6)
Other	**(382.6)**	(118.2)
Total net deferred income tax liabilities	**$(1,624.3)**	$(1,160.8)

At December 31, 2003 and 2002, respectively, our net deferred tax liability is comprised of international net deferred tax assets of $19.7 million and $16.9 million which have been included in other assets and $1,644.0 million and $1,177.7 million of U.S. net deferred tax liabilities which have been included in deferred income taxes in the consolidated statements of financial position.

The Internal Revenue Service (the "Service") has completed examination of the U.S. consolidated federal income tax returns for 1998 and prior years. The Service has also begun to examine returns for 1999, 2000 and 2001. We believe that there are adequate defenses against or sufficient provisions for any challenges.

U.S Federal and state income taxes have not been provided on approximately $117.0 million of accumulated but undistributed earnings of foreign subsidiaries, as such earnings are considered to be indefinitely reinvested in the business.

13. Income Taxes — (continued)

Determining the amount of the unrecognized deferred tax liability that would arise if these earnings were remitted is not practicable due to foreign tax credits and exclusions that may become available at the time of remittance. A tax liability will be recognized when we expect distribution of earnings in the form of dividends, sale of the investment or otherwise.

Net cash received for income taxes in 2003 and 2002 was $72.0 million and $189.3 million, respectively, primarily due to refunds for the 2002 loss on the sale of BT Financial Group, 2001 capital losses and the favorable settlement of an Internal Revenue Service audit issue. Cash paid for income taxes in 2001 was $76.4 million.

14. Employee and Agent Benefits

We have defined benefit pension plans covering substantially all of our employees and certain agents. Some of these plans provide supplemental pension benefits to employees with salaries and/or pension benefits in excess of the qualified plan limits imposed by federal tax law. The employees and agents are generally first eligible for the pension plans when they reach age 21. For plan participants employed prior to January 1, 2002, the pension benefits are based on the greater of a final average pay benefit or a cash balance benefit. The final average pay benefit is based on the years of service and generally the employee's or agent's average annual compensation during the last five years of employment. Partial benefit accrual of final average pay benefits is recognized from first eligibility until retirement based on attained service divided by potential service to age 65 with a minimum of 35 years of potential service. The cash balance portion of the plan started on January 1, 2002. An employee's account will be credited with an amount based on the employee's salary, age and service. These credits will accrue with interest. For plan participants hired on and after January 1, 2002, only the cash balance plan applies. Our policy is to fund the cost of providing pension benefits in the years that the employees and agents are providing service to us. Our funding policy for the qualified defined benefit plan is to contribute an amount annually at least equal to the minimum annual contribution required under the Employee Retirement Income Security Act ("ERISA"), and, generally, not greater than the maximum amount that can be deducted for federal income tax purposes. Our funding policy for the non-qualified benefit plan is to fund the plan in the years that the employees are providing service to us using a methodology similar to the calculation of the net periodic benefit cost under U.S. GAAP, but using long-term assumptions. However, if the U.S. GAAP funded status is positive, no deposit is made. While we fund this plan, the assets are not included as part of the asset balances presented in this footnote as they do not qualify as assets under SFAS No. 87, *Employers' Accounting for Pensions,* ("SFAS 87"), however, they are included in our consolidated statements of financial position.

We also provide certain health care, life insurance and long-term care benefits for retired employees. Subsidized retiree health benefits are provided for employees hired prior to January 1, 2002. Employees hired after December 31, 2001, will have access to retiree health benefits but will need to pay for the full cost of the coverage. The health care plans are contributory with participants' contributions adjusted annually; the contributions are based on the number of years of service and age at retirement for those hired prior to January 1, 2002. As part of the substantive plan, the retiree health contributions are assumed to be adjusted in the future as claim levels change. The life insurance plans are contributory for a small group of previously grandfathered participants that have elected supplemental coverage and dependent coverage.

Covered employees are first eligible for the medical and life postretirement benefits when they reach age 57 and have completed ten years of service with us. Retiree long-term care benefits are provided for employees whose retirement was effective prior to July 1, 2000. Partial benefit accrual of these health, life and long-term care benefits is recognized from the employee's date of hire until retirement based on attained service divided by potential service to age 65 with a minimum of 35 years of potential service. Our policy is to fund the cost of providing retiree benefits in the years that the employees are providing service to us using a methodology similar to the calculation of the net periodic benefit cost under U.S. GAAP, but using long-term assumptions. However, if the U.S. GAAP funded status is positive, no deposit is made.

We use a measurement date of October 1 for the pension and other postretirement benefit plans.

14. Employee and Agent Benefits — (continued)

Obligations and Funded Status

The plans' combined funded status, reconciled to amounts recognized in the consolidated statements of financial position and consolidated statements of operations, was as follows (in millions):

	Pension benefits		Other postretirement benefits	
	As of December 31,			
	2003	2002	2003	2002
Change in benefit obligation				
Benefit obligation at beginning of year	**$ (1,046.4)**	$ (856.0)	**$ (280.2)**	$(231.1)
Service cost	**(49.0)**	(36.5)	**(12.3)**	(9.4)
Interest cost	**(66.9)**	(63.0)	**(17.9)**	(17.8)
Actuarial gain (loss)	**(65.5)**	(124.4)	**55.0**	(36.6)
Participant contributions	**—**	—	**(2.5)**	(1.5)
Benefits paid	**38.1**	33.5	**9.7**	8.9
Other	**(1.7)**	—	**(5.1)**	7.3
Benefit obligation at end of year	**$ (1,191.4)**	$ (1,046.4)	**$ (253.3)**	$(280.2)
Change in plan assets				
Fair value of plan assets at beginning of year	**$ 893.3**	$ 952.5	**$ 354.0**	$ 362.3
Actual return (loss) on plan assets	**140.5**	(32.2)	**31.5**	(2.2)
Employer contribution	**37.8**	6.5	**0.5**	1.3
Participant contributions	**—**	—	**2.5**	1.5
Benefits paid	**(38.1)**	(33.5)	**(9.7)**	(8.9)
Fair value of plan assets at end of year	**$ 1,033.5**	$ 893.3	**$ 378.8**	$ 354.0
Funded (underfunded) status	**$ (157.9)**	$ (153.1)	**$ 125.5**	$ 73.8
Unrecognized net actuarial loss	**165.6**	183.7	**7.3**	70.7
Unrecognized prior service cost (benefit)	**6.0**	5.9	**(24.4)**	(32.6)
Unamortized transition asset	**(0.1)**	(0.5)	**—**	—
Net amount recognized	**$ 13.6**	$ 36.0	**$ 108.4**	$ 111.9
Amounts recognized in statement of financial position consist of				
Prepaid benefit cost	**$ 166.7**	$ 175.1	**$ 109.0**	$ 112.5
Accrued benefit liability including minimum liability	**(157.0)**	(139.1)	**(0.6)**	(0.6)
Accumulated other comprehensive income	**3.9**	—	**—**	—
Net amount recognized	**$ 13.6**	$ 36.0	**$ 108.4**	$ 111.9

Employer contributions to the pension plans include contributions made directly to the qualified pension plan assets and contributions from corporate assets to pay nonqualified pension benefits. Nonqualified pension plan assets are not included as part of the asset balances presented in this footnote, as they do not qualify as assets under SFAS 87. Benefits paid from the pension plans include both qualified and nonqualified plan benefits.

Employees of Professional Pensions, Inc ("PPI") are eligible for coverage under the pension plans, which was reflected in 2003. For 2002, the higher benefits and compensation limits of the Economic Growth and Tax Relief Reconciliation Act of 2001 were recognized in the accounting of the defined benefit plans.

The pension plans' gains and losses are amortized using a straight-line amortization method over the average remaining service period of employees. For the qualified pension plan, there is no corridor recognized in determining the amount to amortize; for the nonqualified pension plans, the corridor allowed under SFAS 87 is used.

14. Employee and Agent Benefits — (continued)

Effective for 2004, we moved to a 100% self insured medical plan for both the active and retiree participants. A co-pay structure that varies by benefit type and a coinsurance provision were added to the plans. Due to the changes, the premium structures and associated participant contribution rates changed. These changes were reflected in 2003 and increased the accumulated postretirement benefit obligation by $5.1 million. Effective for 2003, we amended the method for determining postretirement retiree health plan contributions for future years. As a result of this change, the accumulated postretirement obligation decreased by $7.2 million in 2002.

Also effective January 1, 2004, a $1.0 million cap on active and retiree employer-provided life insurance was implemented. This cap only affected a small group of previously grandfathered employees. For those currently over the $1.0 million amount, their cap will be set equal to their coverage level as of January 1, 2004. This change was reflected in 2003 and resulted in a decrease in the accumulated postretirement benefit obligation by $0.1 million.

An actuarial liability gain of $55.0 million occurred during 2003 for the other postretirement benefit plans. This was due to the demographic experience of the active employees (higher turnover rates than expected), a change in demographic assumptions including an increase in the turnover rates which more appropriately reflects past experience and our expectations for the future and only a slight increase in our claim cost per capita assumptions from last year. Claim costs are developed by looking at the plan's actual experience. Slightly offsetting these gains was a loss created by a lower discount rate assumption.

The accumulated benefit obligation for all defined benefit pension plans was $976.8 million and $837.4 million at December 31, 2003, and 2002, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

The obligations below relate only to the nonqualified pension plan liabilities. The nonqualified plans have assets that are housed in trusts that fail to meet the requirements to be included in plan assets under SFAS 87, however, these assets are included in our consolidated statements of financial position.

	As of December 31,	
	2003	2002
	(in millions)	
Projected benefit obligation	**$224.0**	$180.6
Accumulated benefit obligation	**157.0**	125.1

Information for other postretirement benefit plans with an accumulated postretirement benefit obligation in excess of plan assets:

	As of December 31,	
	2003	2002
	(in millions)	
Accumulated postretirement benefit obligation	**$88.3**	$90.2
Fair value of plan assets	**84.6**	80.0

Components of net periodic benefit cost (in millions):

	Pension benefits			Other postretirement benefits		
	For the year ended December 31,					
	2003	2002	2001	2003	2002	2001
Service cost	**$ 49.0**	$ 36.5	$ 31.2	**$ 12.3**	$ 9.4	$ 8.3
Interest cost	**66.9**	63.0	59.3	**17.9**	17.8	15.6
Expected return on plan assets	**(74.8)**	(84.6)	(99.2)	**(25.8)**	(32.8)	(32.3)
Amortization of prior service cost (benefit)	**1.7**	1.7	1.7	**(3.2)**	(2.7)	(2.6)
Amortization of transition (asset) obligation	**(0.5)**	(2.2)	(11.5)	**—**	—	0.3
Recognized net actuarial (gain) loss	**17.9**	(7.9)	(14.1)	**2.7**	0.2	(1.3)
Net periodic benefit cost (income)	**$ 60.2**	$ 6.5	$(32.6)	**$ 3.9**	$ (8.1)	$(12.0)

14. Employee and Agent Benefits — (continued)

Additional information:

	Pension benefits		Other postretirement benefits	
	For the year ended December 31,			
	2003	2002	2003	2002
	(in millions)			
Increase in minimum liability included in other comprehensive income	**$3.9**	$—	**N/A**	N/A

Assumptions:

Weighted-average assumptions used to determine benefit obligations as disclosed under the Obligations and Funded Status section

	Pension benefits		Other postretirement benefits	
	For the year ended December 31,			
	2003	2002	2003	2002
Discount rate	**6.25%**	6.50%	**6.25%**	6.50%
Rate of compensation increase	**5.00%**	5.00%	**5.00%**	5.00%

Weighted-average assumptions used to determine net periodic benefit cost

	Pension benefits			Other postretirement benefits		
	For the year ended December 31,					
	2003	2002	2001	2003	2002	2001
Discount rate	**6.50%**	7.50%	8.00%	**6.50%**	7.50%	8.00%
Expected long-term return on plan assets	**8.50%**	9.00%	9.00%	**7.36%**	9.11%	9.02%
Rate of compensation increase	**5.00%**	5.00%	5.80%	**5.00%**	5.00%	5.80%

For other postretirement benefits, the 7.36% rate for 2003 is based on the weighted average expected long-term asset returns for the health, life and long-term care plans. The expected long-term rates for the health, life and long-term care plans are 7.25%, 8.25% and 8.25%, respectively.

The expected return on plan assets is set at the long-term rate expected to be earned based on the long-term investment strategy of the plans and the various classes of the invested funds. For each asset class, a long-term asset return assumption is developed taking into account the long-term level of risk of the asset and the tax status of the plan trusts. Historical returns of multiple asset classes were analyzed to develop risk premiums for each asset class. The risk premiums take into account the long-term level of risk of the asset. A long-term risk-free real rate of return was also developed. The overall expected rate for each asset class was developed by combining a long-term inflation component, the risk-free real rate of return, and the associated risk premium. A weighted average expected long-term rate was developed based on long-term returns for each asset class and the target asset allocation of the plan.

Assumed health care cost trend rates

	For the year ended December 31,	
	2003	2002
Health care cost trend rate assumed for next year	**12.5%**	15.0%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5.0%**	5.0%
Year that the rate reaches the ultimate trend rate	**2010**	2009

14. Employee and Agent Benefits — (continued)

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects (in millions):

	1-percentage-point increase	1-percentage-point decrease
Effect on total of service and interest cost components	**$ 9.5**	$ (7.4)
Effect on accumulated postretirement benefit obligation	**38.1**	(31.1)

Pension Plan Assets

The pension plan's weighted-average asset allocations by asset category are as follows:

	Plan assets as of October 1,	
	2003	2002
Asset category		
Domestic equity securities	**58%**	41%
International equity securities	**10**	14
Domestic debt securities	**27**	40
Real estate	**5**	5
Total	**100%**	100%

Our investment strategy is to achieve the following:

- Obtain a reasonable long-term return consistent with the level of risk assumed and at a cost of operation within prudent levels. Performance benchmarks are monitored.
- Ensure that sufficient cash is on hand to meet the emerging benefit liabilities for the plan.
- Provide for diversification of assets in an effort to avoid the risk of large losses and maximize the investment return to the pension plan consistent with market and economic risk.

In administering the qualified pension plan's asset allocation strategy, we consider the projected liability stream of benefit payments, the relationship between current and projected assets of the plan and the projected actuarial liabilities streams, the historical performance of capital markets adjusted for the perception of future short- and long-term capital market performance and the perception of future economic conditions.

The overall target asset allocation for the qualified plan assets is:

Asset category	Target allocation
Domestic equity securities	**40%-60%**
International equity securities	**5%-15%**
Domestic debt securities	**20%-30%**
International debt securities	**0%-7%**
Real estate	**3%-10%**
Other	**0%-7%**

For 2003 and 2002, respectively, the plan assets include $66.8 million and $79.4 million in Principal Financial Group stock held under a separate account under an annuity contract. These assets were received in the qualified defined benefit plan as a result of the demutualization. For 2001, the value of the stock received in the demutualization was $56.7 million, which was amortized over the remaining service period of plan participants. We have a plan in place to liquidate these holdings, which we are planning to complete in 2005.

14. Employee and Agent Benefits — (continued)

Other Postretirement Benefit Plans' Assets

The other postretirement benefit plans' weighted-average asset allocations by asset category are as follows:

	Plan assets as of October 1,	
	2003	2002
Asset category		
Equity securities	**47%**	40%
Debt securities	**53**	60
Total	**100%**	100%

The weighted average target asset allocation for the other postretirement benefit plans is:

Asset category	Target allocation
Equity securities	**40-60%**
Debt securities	**40-60%**

The investment strategies and policies for the other postretirement benefit plans are similar to those employed by the qualified pension plan, but with respect to our retiree health, life and long-term care plans.

In 2001, as a result of the demutualization, the other postretirement benefit plans received $11.3 million in compensation, which was used to pay benefit claims and participant contributions, with the remainder to be amortized over the remaining service period of plan participants.

Contributions

We expect to contribute roughly $1.0 million to our other postretirement benefit plans in 2004. Our funding policy for the qualified pension plan is to fund the plan annually in an amount at least equal to the minimum annual contribution required under ERISA and, generally, not greater than the maximum amount that can be deducted for federal income tax purposes. We don't anticipate that we will be required to fund a minimum annual contribution under ERISA for the qualified pension plan. At this time, it is too early to estimate the amount that may be contributed, but it is possible that we may fund the plans in 2004 in the range of $10-$50 million. This includes funding for both our qualified and nonqualified plans.

The information that follows shows supplemental information for our defined benefit pension plans. Certain key summary data is shown separately for qualified and non-qualified plans (in millions).

	For the year ended December 31,					
	2003			2002		
	Qualified plan	Nonqualified plans	Total	Qualified plan	Nonqualified plans	Total
Benefit obligation, end of the year	**$ (967.4)**	**$(224.0)**	**$(1,191.4)**	$(865.8)	$(180.6)	$(1,046.4)
Fair value of plan assets, end of the year	**1,033.5**	**—**	**1,033.5**	893.3	—	893.3
Funded (underfunded) status	**66.1**	**(224.0)**	**(157.9)**	27.5	(180.6)	(153.1)
Unrecognized net actuarial loss	**85.5**	**80.1**	**165.6**	132.1	51.6	183.7
Unrecognized prior service cost (benefit)	**15.3**	**(9.3)**	**6.0**	17.4	(11.5)	5.9
Unrecognized transition (asset) liability	**(0.2)**	**0.1**	**(0.1)**	(1.9)	1.4	(0.5)
Net amount recognized	**$ 166.7**	**$(153.1)**	**$ 13.6**	$ 175.1	$(139.1)	$ 36.0

14. Employee and Agent Benefits — (continued)

	For the year ended December 31,					
	2003			2002		
	Qualified plan	Nonqualified plans	Total	Qualified plan	Nonqualified plans	Total
Amounts recognized in statement of financial position						
Prepaid benefit cost	$ 166.7	$ —	$ 166.7	$ 175.1	$ —	$ 175.1
Accrued benefit liability including minimum liability	—	(157.0)	(157.0)	—	(139.1)	(139.1)
Accumulated other comprehensive income	—	3.9	3.9	—	—	—
Net amount recognized	$ 166.7	$(153.1)	$ 13.6	$ 175.1	$(139.1)	$ 36.0
Components of net periodic benefit cost						
Service cost	$ 41.5	$ 7.5	$ 49.0	$ 31.4	$ 5.1	$ 36.5
Interest cost	55.4	11.5	66.9	52.1	10.9	63.0
Expected return on plan assets	(74.8)	—	(74.8)	(84.6)	—	(84.6)
Amortization of prior service cost (benefit)	3.7	(2.0)	1.7	2.9	(1.2)	1.7
Amortization of transition (asset) obligation	(1.6)	1.1	(0.5)	(3.2)	1.0	(2.2)
Recognized net actuarial (gain) loss	14.3	3.6	17.9	(8.8)	0.9	(7.9)
Net periodic benefit cost (income)	$ 38.5	$ 21.7	$ 60.2	$ (10.2)	$ 16.7	$ 6.5

In addition, we have defined contribution plans that are generally available to all employees and agents who are age 21 or older. Eligible participants could not contribute more than $12,000 of their compensation to the plans in 2003. We match the participant's contribution at a 50% contribution rate up to a maximum contribution of 3% of the participant's compensation. The defined contribution plans allow employees to choose among various investment options, including our common stock. Effective September 1, 2002, the employer stock fund was converted to an employee stock ownership plan. We contributed $18.5 million, $20.2 million and $18.9 million in 2003, 2002 and 2001, respectively, to our qualified defined contribution plans.

We also have a nonqualified defined contribution plan available to employees and agents who are age 21 and over and whose annual compensation is in excess of limits imposed by federal tax law. We match the participant's contribution at a 50% contribution rate up to a maximum contribution of 3% of the participant's compensation. We contributed $3.7 million, $3.5 million and $1.5 million in 2003, 2002 and 2001, respectively, to our nonqualified defined contribution plans.

As a result of the demutualization, the defined contribution plans received $19.7 million in compensation, which was allocated to participant accounts.

On December 8, 2003 the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("the Act") was signed into law. The Act introduces a prescription drug benefit under Medicare (Medicare Part D), as well as a federal subsidy to sponsors of retiree health benefits. The benefit obligations and net periodic postretirement benefit costs do not reflect the effects of the Act on the retiree medical plans in accordance with FASB Staff Position FAS 106-1, *"Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003"*. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require us to change previously reported information. We believe our plan would be actuarially equivalent to the new Medicare Part D prescription drug plan and thus would be eligible for the federal subsidy. However, it is anticipated that the plan would need to be amended to clarify how the plan would operate with respect to the new legislation. The Act will be reflected once the plan is amended or FASB issues finalized guidance on accounting for the impact of the Act.

15. Contingencies, Guarantees and Indemnifications

Litigation

We are regularly involved in litigation, both as a defendant and as a plaintiff but primarily as a defendant. Litigation naming us as a defendant ordinarily arises out of our business operations as a provider of asset management and accumulation products and services, life, health and disability insurance and mortgage banking. Some of the lawsuits are class actions, or purport to be, and some include claims for punitive damages. In addition, regulatory bodies, such as state insurance departments, the SEC, the

15. Contingencies, Guarantees and Indemnifications — (continued)

National Association of Securities Dealers, Inc., the Department of Labor and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, insurance laws, securities laws, ERISA and laws governing the activities of broker-dealers.

Principal Life was a defendant in two class-action lawsuits that alleged improper sales practices. A number of persons and entities who were eligible to be class members excluded themselves from the class (or "opted out"), as the law permits them to do. Some of those who opted out from the class filed individual lawsuits making claims similar to those addressed by the class-action lawsuits. The two class-action lawsuits and the majority of the opt-out claims have been settled and dismissed with prejudice. The remaining opt-out claims are not expected to have a material impact on our business, financial condition or net income.

While the outcome of any pending or future litigation cannot be predicted, management does not believe that any pending litigation will have a material adverse effect on our business, financial position or net income. The outcome of litigation is always uncertain, and unforeseen results can occur. It is possible that such outcomes could materially affect net income in a particular quarter or annual period.

Guarantees and Indemnifications

In the normal course of business, we have provided guarantees to third parties primarily related to a former subsidiary, joint ventures and industrial revenue bonds. These agreements generally expire from 2004 through 2019. The maximum exposure under these agreements as of December 31, 2003, was approximately $190.0 million; however, we believe the likelihood is remote that material payments will be required and therefore have not accrued for a liability on our consolidated statements of financial position. Should we be required to perform under these guarantees, we generally could recover a portion of the loss from third parties through recourse provisions included in agreements with such parties, the sale of assets held as collateral that can be liquidated in the event that performance is required under the guarantees or other recourse generally available to us, minimizing the impact to net income. The fair value of such guarantees issued after January 1, 2003, was insignificant.

In connection with the 2002 sale of BT Financial Group, we agreed to indemnify the purchaser, Westpac, for among other things, the costs associated with potential late filings made by BT Financial Group in New Zealand prior to Westpac's ownership, up to a maximum of A$250.0 million Australian dollars (approximately U.S. $190.0 million as of December 31, 2003). New Zealand securities regulations allow Australian issuers to issue their securities in New Zealand provided that certain documents are appropriately filed with the New Zealand Registrar of Companies. Specifically, the regulations require that any amendments to constitutions and compliance plans be filed in New Zealand. In April 2003, the New Zealand Securities Commission ("the Commission") opined that such late filings would result in certain New Zealand investors having a right to return of their investment plus interest at 10% per annum from the date of investment. Consequently, the Commission has advised that it has initiated an inquiry into the matter, both with regard to BT Financial Group and other similar issuers. We view these potential late filings as a technical matter as we believe investors received the information that is required to be provided directly to them. In addition, we believe this technical issue may affect many in the industry and result in a favorable legislative or judicial solution. A relevant legislative solution and judicial action are both pending in New Zealand. Although we cannot predict the outcome of this matter or reasonably estimate losses, we do not believe that it would result in a material adverse effect on our business or financial position. It is possible, however, that it could have a material adverse effect on net income in a particular quarter or annual period.

In the normal course of business, we are subject to indemnification obligations related to the sale of residential mortgage loans. Under these indemnifications, we are required to repurchase certain mortgage loans that fail to meet the standard representations and warranties included in the sales contracts. The amount of our exposure is based on the potential loss that may be incurred if the repurchased mortgage loans are processed through the foreclosure process. Based on historical experience, total mortgage loans repurchased pursuant to these indemnification obligations are estimated to be approximately 0.04% of annual mortgage loan production levels. Total losses on the mortgage loans repurchased are estimated to approximate 25% of the unpaid principal balance of the related mortgage loans. As of December 31, 2003, $5.9 million has been accrued for representing the fair value of such indemnifications issued after January 1, 2003, in accordance with FASB's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.*

We are also subject to various other indemnification obligations issued in conjunction with certain transactions, primarily the sale of BT Financial Group and other divestitures, the sale of servicing rights in our mortgage banking business, acquisitions and

15. Contingencies, Guarantees and Indemnifications — (continued)

financing transactions whose terms range in duration and often are not explicitly defined. Certain portions of these indemnifications may be capped, while other portions are not subject to such limitations. Generally, a maximum obligation is not explicitly stated; therefore, the overall maximum amount of the obligation under the indemnifications cannot be reasonably estimated. While we are unable to estimate with certainty the ultimate legal and financial liability with respect to these indemnifications, we believe the likelihood is remote that material payments would be required under such indemnifications and therefore such indemnifications would not result in a material adverse effect on our business, financial position or net income. The fair value of such indemnifications issued after January 1, 2003, was insignificant.

Securities Posted as Collateral

We posted $756.4 million in mortgage-backed securities under collateral agreements at December 31, 2003, to satisfy collateral requirements associated with our Mortgage Banking segment and derivatives credit support agreements.

16. Stockholders' Equity

Common Stock

As a result of the demutualization and initial public offering described in Note 1, we have one class of capital stock, common stock ($.01 par value, 2,500.0 million shares authorized).

On December 8, 2003, we paid an annual dividend of $145.3 million, equal to $0.45 per share, to shareholders of record as of November 7, 2003. On December 9, 2002, we paid an annual dividend of $83.8 million, equal to $0.25 per share, to shareholders of record as of November 8, 2002.

In the last two years, our board of directors has authorized various repurchase programs under which we are allowed to purchase shares of our outstanding common stock. Shares repurchased under these programs are accounted for as treasury stock, carried at cost and reflected as a reduction to stockholders' equity.

In May 2003, our board of directors authorized a repurchase program of up to $300.0 million of our outstanding common stock. The repurchases will be made in the open market or through privately negotiated transactions, from time to time, depending on market conditions. As of December 31, 2003, $147.0 million remains outstanding under this repurchase program.

As a result of the demutualization, 363.7 thousand shares with a value of $6.7 million were issued to rabbi trusts held by us for certain employee benefit plans. These shares were reported as treasury stock and additional paid-in capital in the consolidated statements of stockholders' equity at December 31, 2001. In February 2002, these shares were sold, which generated proceeds of $8.0 million, with a cost of $6.7 million.

Other Comprehensive Income (Loss)

Comprehensive income (loss) includes all changes in stockholders' equity during a period except those resulting from investments by stockholders and distributions to stockholders.

16. Stockholders' Equity — (continued)

The components of accumulated other comprehensive income (loss) were as follows (in millions):

	Net unrealized gains (losses) on available-for-sale securities	Net unrealized gains (losses) on derivative instruments	Foreign currency translation adjustment	Minimum pension liability	Accumulated other comprehensive income (loss)
Balances at January 1, 2001	$ 134.2	$ (4.3)	$(189.9)	$ —	$ (60.0)
Net change in unrealized gains (losses) on fixed maturities, available-for-sale	511.0	—	—	—	511.0
Net change in unrealized gains (losses) on equity securities, available-for-sale	3.4	—	—	—	3.4
Adjustments for assumed changes in amortization pattern:					
Deferred policy acquisition costs	(61.3)	—	—	—	(61.3)
Unearned revenue reserves	4.3	—	—	—	4.3
Net change in unrealized gains (losses) on derivative instruments	—	(8.9)	—	—	(8.9)
Provision for deferred income tax benefit (expense)	(161.2)	3.1	—	—	(158.1)
Net change in unrealized gains (losses) on equity method subsidiaries and minority interest adjustments	3.1	—	—	—	3.1
Change in net foreign currency translation adjustment	—	—	(71.8)	—	(71.8)
Cumulative effect of accounting change, net of related income taxes	20.9	(24.0)	(11.1)	—	(14.2)
Balances at December 31, 2001	454.4	(34.1)	(272.8)	—	147.5
Net change in unrealized gains (losses) on fixed maturities, available-for-sale	844.4	—	—	—	844.4
Net change in unrealized gains (losses) on equity securities, available-for-sale	45.1	—	—	—	45.1
Adjustments for assumed changes in amortization pattern:					
Deferred policy acquisition costs	(121.6)	—	—	—	(121.6)
Unearned revenue reserves	6.4	—	—	—	6.4
Net change in unrealized gains (losses) on derivative instruments	—	(114.6)	—	—	(114.6)
Net change in unrealized gains (losses) on policyholder dividend obligation	(33.6)	—	—	—	(33.6)
Provision for deferred income tax benefit (expense)	(257.2)	40.1	—	—	(217.1)
Net change in unrealized gains (losses) on equity method subsidiaries and minority interest adjustments	(7.3)	—	—	—	(7.3)
Change in net foreign currency translation adjustment	—	—	86.6	—	86.6
Balances at December 31, 2002	$ 930.6	$(108.6)	$(186.2)	$ —	$ 635.8

16. Stockholders' Equity — (continued)

	Net unrealized gains (losses) on available-for-sale securities	Net unrealized gains (losses) on derivative instruments	Foreign currency translation adjustment	Minimum pension liability	Accumulated other comprehensive income (loss)
Balances at January 1, 2003	$ 930.6	$(108.6)	$(186.2)	$ —	$ 635.8
Net change in unrealized gains (losses) on fixed maturities, available-for-sale	728.0	—	—	—	728.0
Net change in unrealized gains (losses) on equity securities, available-for-sale	18.4	—	—	—	18.4
Adjustments for assumed changes in amortization pattern:					
Deferred policy acquisition costs	(48.2)	—	—	—	(48.2)
Unearned revenue reserves	1.6	—	—	—	1.6
Net change in unrealized gains (losses) on derivative instruments	—	76.3	—	—	76.3
Net change in unrealized gains (losses) on policyholder dividend obligation	(65.3)	—	—	—	(65.3)
Provision for deferred income tax benefit (expense)	(216.0)	(26.7)	—	1.4	(241.3)
Net change in unrealized gains (losses) on equity method subsidiaries and minority interest adjustments	(7.8)	—	—	—	(7.8)
Change in net foreign currency translation adjustment	—	—	68.6	—	68.6
Change in minimum pension liability	—	—	—	(3.9)	(3.9)
Cumulative effect of accounting change, net of related income taxes	9.1	—	—	—	9.1
Balances at December 31, 2003	$1,350.4	$ (59.0)	$(117.6)	$(2.5)	$1,171.3

The following table sets forth the adjustments necessary to avoid duplication of items that are included as part of net income for a year that had been part of other comprehensive income in prior years (in millions):

	As of December 31,		
	2003	2002	2001
Unrealized gains on available-for-sale securities arising during the year	$ 605.9	$ 642.1	$ 537.7
Adjustment for realized losses on available-for-sale securities included in net income	(136.5)	(240.4)	(247.3)
Unrealized gains on available-for-sale securities, as adjusted	$ 469.4	$ 401.7	$ 290.4

The above table is presented net of income tax, related changes in the amortization patterns of deferred policy acquisition costs and unearned revenue reserves.

Dividend Limitations

Under Iowa law, Principal Life may pay stockholder dividends only from the earned surplus arising from its business and must receive the prior approval of the Commissioner to pay a stockholder dividend if such a stockholder dividend would exceed certain statutory limitations. The current statutory limitation is the greater of 10% of Principal Life's policyholder surplus as of the preceding year-end or the net gain from operations from the previous calendar year. Based on this limitation and 2003 statutory results, Principal Life could pay approximately $701.2 million in stockholder dividends in 2004 without exceeding the statutory limitation.

17. Fair Value of Financial Instruments

The following discussion describes the methods and assumptions we utilize in estimating our fair value disclosures for financial instruments. Certain financial instruments, particularly policyholder liabilities other than investment-type contracts, are excluded from these fair value disclosure requirements. The techniques utilized in estimating the fair values of financial instruments are affected by the assumptions used, including discount rates and estimates of the amount and timing of future cash flows. Care should be exercised in deriving conclusions about our business, its value or financial position based on the fair value information of financial instruments presented below. The estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of our financial instruments.

We define fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of timing, amount of expected future cash flows and the credit standing of counterparties. Such estimates do not consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial instrument.

Fair values of public debt and equity securities have been determined by us from public quotations, when available. Private placement securities and other fixed maturities and equity securities are valued by discounting the expected total cash flows. Market rates used are applicable to the yield, credit quality and average maturity of each security.

Fair values of commercial mortgage loans are determined by discounting the expected total cash flows using market rates that are applicable to the yield, credit quality and maturity of each loan. Fair values of residential mortgage loans are determined by a pricing and servicing model using market rates that are applicable to the yield, rate structure, credit quality, size and maturity of each loan.

The fair values for assets classified as policy loans, other investments excluding equity investments in subsidiaries, cash and cash equivalents and accrued investment income in the accompanying consolidated statements of financial position approximate their carrying amounts.

The fair values of our reserves and liabilities for investment-type insurance contracts are estimated using discounted cash flow analyses based on current interest rates being offered for similar contracts with maturities consistent with those remaining for the investment-type contracts being valued. Investment-type insurance contracts include insurance, annuity and other policy contracts that do not involve significant mortality or morbidity risk and that are only a portion of the policyholder liabilities appearing in the consolidated statements of financial position. Insurance contracts include insurance, annuity and other policy contracts that do involve significant mortality or morbidity risk. The fair values for our insurance contracts, other than investment-type contracts, are not required to be disclosed. We do consider, however, the various insurance and investment risks in choosing investments for both insurance and investment-type contracts.

Fair values for debt issues are estimated using discounted cash flow analysis based on our incremental borrowing rate for similar borrowing arrangements.

17. Fair Value of Financial Instruments — (continued)

The carrying amounts and estimated fair values of our financial instruments were as follows (in millions):

	As of December 31,			
	2003		2002	
	Carrying amount	Fair value	Carrying amount	Fair value
Assets (liabilities)				
Fixed maturities, available-for-sale	**$ 37,449.7**	**$ 37,449.7**	$ 34,185.7	$ 34,185.7
Fixed maturities, trading	**102.9**	**102.9**	101.7	101.7
Equity securities, available-for-sale	**712.5**	**712.5**	378.7	378.7
Mortgage loans	**13,508.1**	**14,700.5**	11,081.9	12,466.1
Policy loans	**804.1**	**804.1**	818.5	818.5
Other investments	**1,323.5**	**1,323.5**	1,148.3	1,148.3
Cash and cash equivalents	**1,692.9**	**1,692.9**	1,038.6	1,038.6
Investment-type insurance contracts	**(27,254.1)**	**(28,299.8)**	(24,816.4)	(25,660.9)
Short-term debt	**(1,617.8)**	**(1,617.8)**	(564.8)	(564.8)
Long-term debt	**(2,767.3)**	**(2,889.2)**	(1,332.5)	(1,459.3)

18. Statutory Insurance Financial Information

Principal Life, the largest indirect subsidiary of Principal Financial Group, Inc., prepares statutory financial statements in accordance with the accounting practices prescribed or permitted by the Insurance Division of the Department of Commerce of the State of Iowa (the "State of Iowa"). The State of Iowa recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company to determine its solvency under the Iowa Insurance Law. The National Association of Insurance Commissioners' ("NAIC") Accounting Practices and Procedures manual ("NAIC SAP") has been adopted as a component of prescribed or permitted practices by the State of Iowa. The Commissioner has the right to permit other specific practices that deviate from prescribed practices.

In 2003 and 2002, Principal Life received written approval from the State of Iowa to recognize as admitted assets those assets pledged by Principal Life on behalf of a wholly owned subsidiary instead of nonadmitting such assets. At December 31, 2003 and 2002, respectively, the statutory surplus of Principal Life was $707.0 million and $698.7 million greater than it would have been if NAIC SAP had been followed for this transaction. This permitted practice has no effect on Principal Life's net income for the years then ended. Principal Life is exploring other arrangements for the financing needs of this subsidiary, which would eliminate the pledging mentioned above.

Life and health insurance companies are subject to certain risk-based capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. If the State of Iowa were to rescind its permission for the transaction described above, Principal Life's regulatory total adjusted capital would not fall below the authorized control level RBC amount. At December 31, 2003, Principal Life meets the RBC requirements.

Statutory net income and statutory capital and surplus of Principal Life were as follows (in millions):

	As of or for the year ended December 31,		
	2003	2002	2001
Statutory net income	**$ 577.1**	$ 402.1	$ 415.0
Statutory surplus	**3,861.9**	3,339.2	3,483.8

19. Segment Information

We provide financial products and services through the following segments: U.S. Asset Management and Accumulation, International Asset Management and Accumulation, Life and Health Insurance and Mortgage Banking. In addition, there is a

19. Segment Information — (continued)

Corporate and Other segment. The segments are managed and reported separately because they provide different products and services, have different strategies or have different markets and distribution channels.

The U.S. Asset Management and Accumulation segment provides retirement and related financial products and services primarily to businesses, their employees and other individuals and provides asset management services to our asset accumulation business, the life and health insurance operations, the Corporate and Other segment and third-party clients.

The International Asset Management and Accumulation segment offers retirement products and services, annuities, long-term mutual funds and life insurance through subsidiaries in Argentina, Chile, Mexico, Hong Kong and India and joint ventures in Brazil, Japan and Malaysia. Prior to October 31, 2002, the operating segment included BT Financial Group, an Australia based asset manager. We sold substantially all of BT Financial Group effective October 31, 2002, described further in Note 3. As a result, the results of operations (excluding corporate overhead) for BT Financial Group are reported as other after-tax adjustments for all periods presented.

The Life and Health insurance segment provides individual and group life insurance, group health insurance and individual and group disability insurance throughout the U.S.

The Mortgage Banking segment originates and services residential mortgage loan products for customers in the U.S.

The Corporate and Other segment manages the assets representing capital that has not been allocated to any other segment. Financial results of the Corporate and Other segment primarily reflect our financing activities (including interest expense), income on capital not allocated to other segments, intersegment eliminations, income tax risks and certain income, expenses and other after-tax adjustments not allocated to the segments based on the nature of such items.

The Corporate and Other segment included an equity ownership interest in Coventry Health Care, Inc. The ownership interest was sold in February 2002, described further in Note 4. The Corporate and Other segment's equity in earnings of Coventry Health Care, Inc., which was included in net investment income, was $2.1 million and $20.2 million during 2002 and 2001, respectively.

Management uses segment operating earnings for goal setting, determining employee compensation and evaluating performance on a basis comparable to that used by securities analysts. We determine segment operating earnings by adjusting U.S. GAAP net income for net realized/unrealized capital gains and losses, as adjusted, and other after-tax adjustments which management believes are not indicative of overall operating trends. Net realized/unrealized capital gains and losses, as adjusted, are net of income taxes, related changes in the amortization pattern of deferred policy acquisition costs, recognition of front-end fee revenues for sales charges on pension products and services, net realized capital gains and losses distributed, minority interest capital gains and losses and certain market value adjustments to fee revenues. Segment operating revenues exclude net realized/unrealized capital gains and their impact on recognition of front-end fee revenues and certain market value adjustments to fee revenues. While these items may be significant components in understanding and assessing the consolidated financial performance, management believes the presentation of segment operating earnings enhances the understanding of our results of operations by highlighting earnings attributable to the normal, ongoing operations of the business.

The accounting policies of the segments are consistent with the accounting policies for the consolidated financial statements, with the exception of capital allocation and income tax allocation. We allocate capital to our segments based upon an internal capital model that allows management to more effectively manage our capital. The Corporate and Other segment functions to absorb the risk inherent in interpreting and applying tax law. The segments are allocated tax adjustments consistent with the positions we took on our tax returns. The Corporate and Other segment results reflect any differences between the tax returns and the estimated resolution of any disputes.

19. Segment Information — (continued)

The following tables summarize selected financial information on a continuing basis by segment and reconcile segment totals to those reported in the consolidated financial statements:

	As of December 31,	
	2003	2002
	(in millions)	
Assets:		
U.S. Asset Management and Accumulation	**$ 83,904.8**	$70,371.9
International Asset Management and Accumulation	**3,011.4**	2,202.5
Life and Health Insurance	**12,171.8**	11,356.3
Mortgage Banking	**5,558.8**	3,740.1
Corporate and Other	**3,107.6**	2,190.5
Total consolidated assets	**$107,754.4**	$89,861.3

	For the year ended December 31,		
	2003	2002	2001
		(in millions)	
Operating revenues by segment:			
U.S. Asset Management and Accumulation	**$3,651.0**	$3,780.5	$3,799.8
International Asset Management and Accumulation	**412.1**	357.9	508.4
Life and Health Insurance	**4,014.3**	3,946.8	3,946.4
Mortgage Banking	**1,396.8**	1,153.0	757.4
Corporate and Other	**8.8**	(15.1)	101.7
Total segment operating revenues	**9,483.0**	9,223.1	9,113.7
Net realized/unrealized capital losses, including recognition of front-end fee revenues and certain market value adjustments to fee revenues	**(78.8)**	(400.6)	(527.4)
Investment income generated from IPO proceeds	**—**	—	6.3
Total revenue per consolidated statements of operations	**$9,404.2**	$8,822.5	$8,592.6

	For the year ended December 31,		
	2003	2002	2001
		(in millions)	
Operating earnings (loss) by segment, net of related income taxes:			
U.S. Asset Management and Accumulation	**$433.8**	$ 370.9	$ 353.8
International Asset Management and Accumulation	**34.9**	19.5	2.3
Life and Health Insurance	**241.2**	233.1	201.2
Mortgage Banking	**53.2**	142.9	126.7
Corporate and Other	**(12.5)**	(17.0)	38.1
Total segment operating earnings, net of related income taxes	**750.6**	749.4	722.1
Net realized/unrealized capital losses, as adjusted	**(51.6)**	(243.9)	(321.0)
Other after-tax adjustments(1)	**47.3**	(363.2)	(42.3)
Net income per consolidated statements of operations	**$746.3**	$ 142.3	$ 358.8

(1) In 2003, other after-tax adjustments of $47.3 million included (1) the positive effect of: (a) a decrease in income tax reserves established for contested IRS tax audit matters ($28.9 million) and (b) a change in the estimated loss on disposal

19. Segment Information — (continued)

of BT Financial Group ($21.8 million) and (2) the negative effect of a cumulative effect of accounting change related to the implementation of FIN 46 ($3.4 million).

In 2002, other after-tax adjustments of ($363.2) million included (1) the negative effects of: (a) a cumulative effect of accounting change related to the implementation of SFAS 142 ($280.9 million); (b) a loss from the discontinued operations of BT Financial Group ($196.7 million); (c) an increase to a loss contingency reserve established for sales practice litigation ($21.6 million); and (d) expenses related to the demutualization ($2.0 million) and (2) the positive effect of the settlement of an IRS audit issue ($138.0 million).

In 2001, other after-tax adjustments of ($42.3) million included (1) the negative effects of: (a) expenses related to the demutualization ($18.6 million); (b) a loss from the discontinued operations of BT Financial Group ($11.2 million); (c) a cumulative effect of accounting change related to the implementation of SFAS 133 ($10.7 million); and (d) an increase to a loss contingency reserve established for sales practice litigation ($5.9 million) and (2) the positive effect of investment income generated from the proceeds of the IPO ($4.1 million).

The following is a summary of income tax expense (benefit) allocated to our segments for purposes of determining operating earnings. Segment income taxes are reconciled to income taxes reported on our consolidated statements of operations.

	For the year ended December 31,		
	2003	2002	2001
		(in millions)	
Income tax expense (benefit) by segment:			
U.S. Asset Management and Accumulation	**$136.1**	$ 96.3	$ 82.5
International Asset Management and Accumulation	**5.1**	7.1	(2.6)
Life and Health Insurance	**122.6**	122.1	104.5
Mortgage Banking	**31.1**	101.9	78.4
Corporate and Other	**(16.3)**	(31.5)	19.4
Total segment income taxes from operating earnings	**278.6**	295.9	282.2
Taxes related to net realized/unrealized capital losses, as adjusted	**(26.7)**	(134.0)	(187.8)
Taxes related to other after-tax adjustments	**(26.1)**	(116.0)	(11.0)
Total income tax expense per consolidated statements of operations	**$225.8**	$ 45.9	$ 83.4

19. Segment Information — (continued)

The following table summarizes operating revenues for our products and services (in millions):

	For the year ended December 31,		
	2003	2002	2001
U.S. Asset Management and Accumulation:			
Full-service accumulation	**$1,099.5**	$1,076.5	$1,116.6
Full-service payout	**862.5**	1,191.8	1,214.8
Investment only	**905.9**	886.4	918.1
Total pension	**2,867.9**	3,154.7	3,249.5
Individual annuities	**354.9**	303.8	263.3
Mutual funds	**121.1**	113.8	108.3
Other and eliminations	**36.3**	32.2	19.0
Total U.S. Asset Accumulation	**3,380.2**	3,604.5	3,640.1
Principal Global Investors	**313.4**	216.4	194.9
Eliminations	**(42.6)**	(40.4)	(35.2)
Total U.S. Asset Management and Accumulation	**3,651.0**	3,780.5	3,799.8
International Asset Management and Accumulation	**412.1**	357.9	508.4
Life and Health Insurance:			
Life insurance	**1,607.7**	1,629.6	1,658.7
Health insurance	**2,104.4**	2,058.3	2,061.3
Disability insurance	**302.2**	258.9	226.4
Total Life and Health Insurance	**4,014.3**	3,946.8	3,946.4
Mortgage Banking:			
Mortgage loan production	**694.3**	562.9	354.4
Mortgage loan servicing	**702.5**	590.1	403.0
Total Mortgage Banking	**1,396.8**	1,153.0	757.4
Corporate and Other	**8.8**	(15.1)	101.7
Total operating revenues	**$9,483.0**	$9,223.1	$9,113.7
Total operating revenues	**$9,483.0**	$9,223.1	$9,113.7
Net realized/unrealized capital losses, including recognition of front-end fee revenues and certain market value adjustments to fee revenues	**(78.8)**	(400.6)	(527.4)
Other after-tax adjustments	**—**	—	6.3
Total GAAP revenues	**$9,404.2**	$8,822.5	$8,592.6

20. Stock-Based Compensation Plans

As of December 31, 2003, we sponsor the Stock Incentive Plan, Directors Stock Plan, Stock Purchase Plan and Long Term Performance Plan.

Under the terms of the Stock Incentive Plan, grants may be nonqualified stock options, incentive stock options qualifying under Section 422 of the Internal Revenue Code, restricted stock, restricted stock units or stock appreciation rights. Total options granted under this plan were 2.2 million, 1.5 million and 3.7 million in 2003, 2002 and 2001, respectively. Options outstanding under the Stock Incentive Plan were granted at a price equal to the market value of our common stock on the date of grant, and expire ten years after the grant date. Options granted in 2001 have cliff vesting over a three-year period. Subsequent to 2001, all options granted have graded vesting over a three-year period.

20. Stock-Based Compensation Plans — (continued)

In 2003, 281,492 restricted stock units were issued to certain employees pursuant to the Stock Incentive Plan at a weighted-average award price of $32.33. Units awarded have graded or cliff vesting over a three-year period.

In 2003, 26,727 stock appreciation rights were issued to agents meeting certain production requirements. The stock appreciation rights will vest ratably over a three-year-period. At December 31, 2003, we had 25,120 stock appreciation rights outstanding, and we recorded $0.1 million in compensation expense related to the plan.

The Directors Stock Plan provides for the grant of nonqualified stock options, restricted stock or restricted stock units to our nonemployee directors. The total number of shares to be issued under this plan may not exceed 500,000 shares. Options granted under the Directors Stock Plan have an exercise price equal to the fair market value of the common stock on the date of the grant and a term equal to the earlier of three years from the date the participant ceases to provide service or the tenth anniversary of the date the option was granted. Since no options were to become exercisable for directors earlier than eighteen months following October 26, 2001, the date of demutualization, option grants made in 2002 under this plan cliff-vested one year from grant date. Beginning with the 2003 grant, options become exercisable in four approximately equal installments on the three, six and nine month anniversaries of the grant date, and on the date that the Director's full term of office expires. Options granted under this plan amounted to 25,155 options in 2003 and 52,000 options in 2002. There were no grants under this plan in 2001.

Beginning in 2002, 16,641 restricted stock units were issued pursuant to the Directors Stock Plan at a weighted-average award price of $28.02 to all directors in office. In 2003, 10,400 restricted stock units were issued at a weighted-average award price of $30.27. The number received by each director is prorated with respect to the amount of time remaining in the director's term. Restrictions on the sale or transfer of restricted stock units shall lapse in installments from the date of grant to the date of the end of the director's term. When service to the company ceases, all vesting stops and unvested units are forfeited. The unamortized deferred compensation was $0.3 million and $0.1 million at December 31, 2003 and 2002, respectively.

We also maintain the Long Term Performance Plan, which provides the opportunity for eligible executives to share in the success of Principal Financial Group, Inc., if specified minimum corporate performance objectives are achieved over a three-year period. This plan was amended in May 2001, to utilize stock as an option for payment starting with payments in 2003. For the years ended December 31, 2003, 2002 and 2001, we recorded compensation expense of $7.1 million, $4.4 million and $13.7 million, respectively, related to the plan.

The maximum number of shares of common stock we may issue under the Stock Incentive Plan, together with an excess plan (a nonqualified defined contribution retirement plan), the Directors Stock Plan, the Long Term Performance Plan and any new plan awarding our common stock, in the five years following the completion of the initial public offering, is 6% of the number of shares outstanding immediately following the completion of the IPO. As of December 31, 2003 and 2002, a total of 15,382,192 and 17,493,989 shares, respectively, were available to be made issuable by us for these plans.

Under our Stock Purchase Plan, participating employees have the opportunity to purchase shares of our common stock on a quarterly basis. For 2001, 2002 and 2003, the maximum amount an employee could contribute during any plan year was the lesser of $10,000, or such greater or lesser amount as determined by the plan administrator, and 10% of the employee's salary. Effective January 1, 2004, employees may purchase up to $25,000 worth of company stock each year. Employees may purchase shares of our common stock at a price equal to 85% of the share's fair market value as of the beginning or end of the quarter, whichever is lower. Under the Stock Purchase Plan, employees purchased 639,524, 713,885 and 320,406 shares during 2003, 2002 and 2001, respectively. In 2003 and 2002, an additional 14,634 and 5,415 shares, respectively, were purchased from dividends and reinvested into participants' accounts.

The maximum number of shares of common stock that we may issue under the Stock Purchase Plan is 2% of the number of shares outstanding immediately following the completion of the IPO. As of December 31, 2003 and 2002, a total of 5,542,303 and 6,181,826 shares, respectively, are available to be made issuable by us for this plan.

In 2001, compensation expense was recognized for stock option awards issued to career agents using the fair value method as prescribed in FASB Interpretation No. 44, *Accounting for Certain Transactions Involving Stock Compensation — An Interpretation of APB Opinion No. 25.* The compensation cost that has been charged against income for the Stock Incentive Plan, Directors Stock Plan and Stock Purchase Plan was $22.7 million, $10.5 million and $0.01 million for 2003, 2002 and 2001, respectively.

20. Stock-Based Compensation Plans — (continued)

The weighted-average estimated fair value of stock options granted during 2003, 2002 and 2001, using the Black-Scholes option valuation model was $10.66, $10.19 and $6.07 per share, respectively. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model and the following assumptions:

	2003	2002	2001
Dividend yield	.91%	.91%	1.12%
Expected volatility	38.6%	32.5%	37.5%
Risk-free interest rate	3.1%	4.7%	3.7%
Expected life (in years)	6	6	3

The fair value of the employees' purchase rights, which represent a price equal to 15% of the share's fair market value under the Stock Purchase Plan, was $1.6 million in 2001.

The following is a summary of the status of all of our stock option plans as of December 31, 2003, and related changes during the year then ended:

	Number of shares	Weighted-average exercise price
Options outstanding at January 1, 2001	—	$ —
Granted	3,671,000	22.33
Exercised	—	—
Canceled	32,800	22.33
Options outstanding at December 31, 2001	3,638,200	22.33
Granted	1,492,905	27.59
Exercised	600	22.33
Canceled	993,380	23.08
Options outstanding at December 31, 2002	4,137,125	24.05
Granted	2,235,820	27.64
Exercised	13,869	26.18
Canceled	476,718	23.77
Options outstanding at December 31, 2003	5,882,358	$25.43
Options exercisable at December 31, 2001	1,000	$22.33
Options exercisable at December 31, 2002	22,000	$22.33
Options exercisable at December 31, 2003	515,254	$27.13

At December 31, 2003, we had 5.9 million stock options outstanding with a weighted-average remaining contractual life of 8.4 years and a weighted-average exercise price of $25.43.

21. Earnings Per Share

After our IPO, SFAS No. 128, *Earnings per Share,* was adopted, which requires disclosure of basic and diluted earnings per share.

For purposes of our unaudited basic and diluted pro forma earnings per share calculations for the period January 1, 2001 through October 25, 2001, the weighted-average number of shares outstanding was assumed to be 360.8 million shares. These shares represent 260.8 million shares issued to policyholders entitled to receive compensation in the demutualization and 100.0 million shares sold to investors in the IPO, prior to the underwriters' exercise of the overallotment option. The shares issued to the policyholders include 56.2 million shares issued as policy credits.

21. Earnings Per Share — (continued)

The computations of the basic and diluted per share amounts for our continuing operations were as follows:

	For the year ended December 31, 2003	For the year ended December 31, 2002	Pro forma (unaudited) for the year ended December 31, 2001
	(in millions, except per share data)		
Income from continuing operations, net of related income taxes	**$727.9**	$619.9	$380.7
Weighted-average shares outstanding:			
Basic	**326.0**	350.2	362.4
Dilutive effects:			
Stock options(1)	**0.5**	0.4	—
Long term performance plan(2)	**0.3**	0.1	—
Restricted stock units(3)	**—**	—	—
Diluted	**326.8**	350.7	362.4
Income from continuing operations per share:			
Basic	**$ 2.23**	$ 1.77	$ 1.05
Diluted	**2.23**	1.77	1.05

(1) The dilutive effect of the stock options was less than 0.1 million shares in 2001.

(2) The Long Term Performance Plan had no dilutive impact in 2001 since the only option for payment was cash.

(3) The dilutive effect of the restricted stock units was less than 0.1 million shares in 2001, 2002 and 2003.

The calculation of diluted earnings per share for the years ended December 31, 2003 and 2002, excludes the incremental effect related to certain outstanding stock-based compensation grants due to their anti-dilutive effect.

The calculation of diluted earnings per share for the year ended December 31, 2001, excludes the incremental effect related to a treasury stock repurchase forward contract. This contract's inception price is in excess of the average volume weighted-average price for purchases of our stock during the period the contract has been outstanding, resulting in an antidilutive effect.

22. Quarterly Results of Operations (Unaudited)

The following is a summary of unaudited quarterly results of operations for 2003 and 2002:

	For the three months ended			
	March 31	June 30	September 30	December 31
	(in millions, except per share data)			
2003				
Total revenues	**$2,296.8**	**$2,412.4**	**$2,216.5**	**$2,478.5**
Total expenses	**2,074.6**	**2,127.3**	**1,981.9**	**2,266.7**
Income from continuing operations, net of related income taxes	**156.4**	**202.6**	**175.5**	**193.4**
Income (loss) from discontinued operations, net of related income taxes	**(0.7)**	**(0.4)**	**12.4**	**10.5**
Net income	**155.7**	**202.2**	**184.5**	**203.9**
Basic earnings per share for income from continuing operations, net of related income taxes	**$ 0.47**	**$ 0.62**	**$ 0.54**	**$ 0.60**
Basic earnings per share for net income	**0.47**	**0.62**	**0.54**	**0.60**
Diluted earnings per share for income from continuing operations, net of related income taxes	**0.47**	**0.62**	**0.57**	**0.63**
Diluted earnings per share for net income	**0.47**	**0.62**	**0.57**	**0.63**
2002				
Total revenues	$2,227.8	$2,335.5	$1,995.9	$2,263.3
Total expenses	1,877.8	2,187.2	1,950.9	2,140.8
Income from continuing operations, net of related income taxes	243.7	116.4	42.6	217.2
Income (loss) from discontinued operations, net of related income taxes	2.3	3.8	(201.0)	(1.8)
Net income (loss)	(34.9)	120.2	(158.4)	215.4
Basic earnings per share for income from continuing operations, net of related income taxes	$ 0.68	$ 0.33	$ 0.12	$ 0.65
Basic earnings per share for net income (loss)	(0.10)	0.34	(0.46)	0.64
Diluted earnings per share for income from continuing operations, net of related income taxes	0.68	0.33	0.12	0.64
Diluted earnings per share for net income (loss)	(0.10)	0.34	(0.45)	0.64

23. Condensed Consolidating Financial Information

Our U.S. life insurance subsidiary, Principal Life, is in the process of establishing special purpose entities to issue secured medium-term notes. Under the program, the payment obligations of principal and interest on the notes are secured by funding agreements issued by Principal Life. This program is in addition to the two medium-term note programs described in Note 11. Principal Life's payment obligations on the funding agreements are fully and unconditionally guaranteed by Principal Financial Group, Inc. All of the outstanding stock of Principal Life is indirectly owned by Principal Financial Group, Inc. and Principal Financial Group, Inc. is the only guarantor of the payment obligations of the funding agreements.

Effective October 26, 2001, Principal Mutual Holding Company converted from a mutual insurance holding company to a stock company subsidiary of Principal Financial Group, Inc. For more information on the demutualization, see Note 1.

23. Condensed Consolidating Financial Information — (continued)

The following tables set forth condensed consolidating financial information of Principal Life and Principal Financial Group, Inc. as of December 31, 2003 and 2002, and for the years ended December 31, 2003, 2002 and 2001.

Condensed Consolidating Statements of Financial Position
December 31, 2003

	Principal Financial Group, Inc. Parent Only	Principal Life Insurance Company Only	Principal Financial Services, Inc. and Other Subsidiaries Combined(1)	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Assets					
Investments, excluding investment in unconsolidated entities	$ —	$48,156.9	$ 8,610.9	$ (1,357.2)	$ 55,410.6
Investment in unconsolidated entities	7,234.0	793.8	5,693.3	(13,553.9)	167.2
Cash and cash equivalents	173.8	640.5	1,360.5	(481.9)	1,692.9
Other intangibles	—	4.5	116.9	—	121.4
Mortgage loan servicing rights	—	—	1,953.1	—	1,953.1
Separate account assets	—	42,753.4	632.2	22.2	43,407.8
All other assets	1.7	3,825.7	1,374.4	(200.4)	5,001.4
Total assets	$ 7,409.5	$96,174.8	$19,741.3	$(15,571.2)	$107,754.4
Liabilities					
Contractholder funds	$ —	$29,040.4	$ 11.9	$ (149.8)	$ 28,902.5
Future policy benefits and claims	—	14,025.3	1,449.4	—	15,474.7
Other policyholder funds	—	706.2	4.0	—	710.2
Short-term debt	—	—	2,053.8	(436.0)	1,617.8
Long-term debt	—	423.3	2,630.7	(286.7)	2,767.3
Income taxes currently payable	—	160.0	4.3	(74.3)	90.0
Deferred income taxes	8.2	974.0	666.9	(5.1)	1,644.0
Separate account liabilities	—	42,753.4	632.2	22.2	43,407.8
Other liabilities	1.7	1,226.1	5,054.2	(541.5)	5,740.5
Total liabilities	9.9	89,308.7	12,507.4	(1,471.2)	100,354.8
Stockholders' equity					
Common stock	3.8	2.5	—	(2.5)	3.8
Additional paid-in capital	7,153.2	5,052.1	6,796.9	(11,849.0)	7,153.2
Retained earnings (deficit)	630.4	594.6	(734.4)	139.8	630.4
Accumulated other comprehensive income	1,171.3	1,216.9	1,171.4	(2,388.3)	1,171.3
Treasury stock, at cost	(1,559.1)	—	—	—	(1,559.1)
Total stockholders' equity	7,399.6	6,866.1	7,233.9	(14,100.0)	7,399.6
Total liabilities and stockholders' equity	$ 7,409.5	$96,174.8	$19,741.3	$(15,571.2)	$107,754.4

(1) Principal Financial Services, Inc. consolidated, except Principal Life, which is reported on the equity method.

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Financial Position
December 31, 2002

	Principal Financial Group, Inc. Parent Only	Principal Life Insurance Company Only	Principal Financial Services, Inc. and Other Subsidiaries Combined(1)	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Assets					
Investments, excluding investment in unconsolidated entities	$ —	$43,880.9	$ 5,882.7	$ (873.6)	$48,890.0
Investment in unconsolidated entities	6,333.7	818.8	4,891.4	(11,938.3)	105.6
Cash and cash equivalents	332.1	585.7	809.7	(688.9)	1,038.6
Other intangibles	—	2.8	86.0	—	88.8
Mortgage loan servicing rights	—	—	1,518.6	—	1,518.6
Separate account assets	—	33,105.9	407.1	(11.6)	33,501.4
All other assets	1.4	3,239.5	2,047.3	(569.9)	4,718.3
Total assets	$ 6,667.2	$81,633.6	$15,642.8	$(14,082.3)	$89,861.3
Liabilities					
Contractholder funds	$ —	$26,374.2	$ 17.8	$ (77.0)	$26,315.0
Future policy benefits and claims	—	13,634.9	1,101.5	—	14,736.4
Other policyholder funds	—	635.5	7.4	—	642.9
Short-term debt	—	—	953.7	(388.9)	564.8
Long-term debt	—	405.8	1,211.4	(284.7)	1,332.5
Income taxes currently payable	—	83.7	73.5	(157.2)	—
Deferred income taxes	8.4	609.0	596.6	(36.3)	1,177.7
Separate account liabilities	—	33,105.9	407.1	(11.6)	33,501.4
Other liabilities	1.6	1,046.7	4,940.1	(1,055.0)	4,933.4
Total liabilities	10.0	75,895.7	9,309.1	(2,010.7)	83,204.1
Stockholders' equity					
Common stock	3.8	2.5	—	(2.5)	3.8
Additional paid-in capital	7,106.3	5,015.0	6,758.1	(11,773.1)	7,106.3
Retained earnings (deficit)	29.4	(64.7)	(1,060.2)	1,124.9	29.4
Accumulated other comprehensive income	635.8	785.1	635.8	(1,420.9)	635.8
Treasury stock, at cost	(1,118.1)	—	—	—	(1,118.1)
Total stockholders' equity	6,657.2	5,737.9	6,333.7	(12,071.6)	6,657.2
Total liabilities and stockholders' equity	$ 6,667.2	$81,633.6	$15,642.8	$(14,082.3)	$89,861.3

(1) Principal Financial Services, Inc. consolidated, except Principal Life, which is reported on the equity method.

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Operations
For the year ended December 31, 2003

	Principal Financial Group, Inc. Parent Only	Principal Life Insurance Company Only	Principal Financial Services, Inc. and Other Subsidiaries Combined(1)	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Revenues					
Premiums and other considerations	$ —	$3,423.7	$ 210.4	$ —	$3,634.1
Fees and other revenues	—	827.3	1,782.5	(193.6)	2,416.2
Net investment income	3.5	2,948.9	455.8	11.4	3,419.6
Net realized/unrealized capital gains (losses)	—	(83.5)	61.5	(43.7)	(65.7)
Total revenues	3.5	7,116.4	2,510.2	(225.9)	9,404.2
Expenses					
Benefits, claims, and settlement expenses	—	4,590.2	279.0	(7.9)	4,861.3
Dividends to policyholders	—	307.9	—	—	307.9
Operating expenses	10.8	1,499.2	1,946.8	(175.5)	3,281.3
Total expenses	10.8	6,397.3	2,225.8	(183.4)	8,450.5
Income (loss) from continuing operations before income taxes	(7.3)	719.1	284.4	(42.5)	953.7
Income taxes (benefits)	(2.7)	134.4	107.4	(13.3)	225.8
Equity in the net income of subsidiaries, excluding discontinued operations and cumulative effect of accounting change	732.5	74.5	564.5	(1,371.5)	—
Income from continuing operations, net of related income taxes	727.9	659.2	741.5	(1,400.7)	727.9
Income from discontinued operations, net of related income taxes	21.8	—	21.8	(21.8)	21.8
Income before cumulative effect of accounting change	749.7	659.2	763.3	(1,422.5)	749.7
Cumulative effect of accounting change, net of related income taxes	(3.4)	—	(12.4)	12.4	(3.4)
Net income	$746.3	$ 659.2	$ 750.9	$(1,410.1)	$ 746.3

(1) Principal Financial Services, Inc. consolidated, except Principal Life, which is reported on the equity method.

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Operations
For the year ended December 31, 2002

	Principal Financial Group, Inc. Parent Only	Principal Life Insurance Company Only	Principal Financial Services, Inc. and Other Subsidiaries Combined(1)	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Revenues					
Premiums and other considerations	$ —	$3,705.1	$ 176.7	$ —	$3,881.8
Fees and other revenues	—	707.9	1,478.1	(195.2)	1,990.8
Net investment income	4.0	2,923.1	353.7	23.9	3,304.7
Net realized/unrealized capital gains (losses)	—	(528.1)	139.5	33.8	(354.8)
Total revenues	4.0	6,808.0	2,148.0	(137.5)	8,822.5
Expenses					
Benefits, claims, and settlement expenses	—	4,955.9	267.7	(6.7)	5,216.9
Dividends to policyholders	—	316.6	—	—	316.6
Operating expenses	7.1	1,375.0	1,404.7	(163.6)	2,623.2
Total expenses	7.1	6,647.5	1,672.4	(170.3)	8,156.7
Income (loss) from continuing operations before income taxes	(3.1)	160.5	475.6	32.8	665.8
Income taxes (benefits)	(1.3)	(144.1)	179.5	11.8	45.9
Equity in the net income of subsidiaries, excluding discontinued operations and cumulative effect of accounting change	621.7	247.5	325.6	(1,194.8)	—
Income from continuing operations, net of related income taxes	619.9	552.1	621.7	(1,173.8)	619.9
Loss from discontinued operations, net of related income taxes	(196.7)	—	(196.7)	196.7	(196.7)
Income before cumulative effect of accounting change	423.2	552.1	425.0	(977.1)	423.2
Cumulative effect of accounting change, net of related income taxes	(280.9)	—	(280.9)	280.9	(280.9)
Net income	$ 142.3	$ 552.1	$ 144.1	$ (696.2)	$ 142.3

(1) Principal Financial Services, Inc. consolidated, except Principal Life, which is reported on the equity method.

Principal Financial Group, Inc.

Notes to Consolidated Financial Statements — (continued)

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Operations For the year ended December 31, 2001

	Principal Financial Group, Inc. Parent Only(2)	Principal Life Insurance Company Only	Principal Financial Services, Inc. and Other Subsidiaries Combined(1)	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Revenues					
Premiums and other considerations	$ —	$3,763.8	$ 358.5	$ —	$4,122.3
Fees and other revenues	—	648.8	1,123.5	(171.6)	1,600.7
Net investment income	0.7	3,091.0	263.3	28.6	3,383.6
Net realized/unrealized capital losses	—	(375.9)	(138.1)	—	(514.0)
Total revenues	0.7	7,127.7	1,607.2	(143.0)	8,592.6
Expenses					
Benefits, claims, and settlement expenses	—	5,067.0	416.7	(1.6)	5,482.1
Dividends to policyholders	—	313.7	—	—	313.7
Operating expenses	0.3	1,419.7	1,054.1	(141.4)	2,332.7
Total expenses	0.3	6,800.4	1,470.8	(143.0)	8,128.5
Income from continuing operations before income taxes	0.4	327.3	136.4	—	464.1
Income taxes	0.2	43.3	39.9	—	83.4
Equity in the net income (loss) of subsidiaries, excluding discontinued operations and cumulative effect of accounting change	(7.4)	93.9	273.3	(359.8)	—
Income (loss) from continuing operations, net of related income taxes	(7.2)	377.9	369.8	(359.8)	380.7
Loss from discontinued operations, net of related income taxes	(11.2)	—	(11.2)	11.2	(11.2)
Income (loss) before cumulative effect of accounting change	(18.4)	377.9	358.6	(348.6)	369.5
Cumulative effect of accounting change, net of related income taxes	(10.7)	(10.7)	—	10.7	(10.7)
Net income (loss)	$(29.1)	$ 367.2	$ 358.6	$(337.9)	$ 358.8

(1) Principal Financial Services, Inc. consolidated, except Principal Life, which is reported on the equity method.

(2) The Principal Financial Group, Inc. ("PFG") parent company only Statement of Operations reflects the results of operations of PFG from October 26, 2001, the effective date of the demutualization and initial public offering. Prior to October 26, 2001, the date Principal Mutual Holding Company converted from a mutual insurance holding company to a stock company, PFG, a Delaware business corporation, had no assets or operations.

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2003

	Principal Financial Group, Inc. Parent Only	Principal Life Insurance Company Only	Principal Financial Services, Inc. and Other Subsidiaries Combined (1)	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Operating activities					
Net cash provided by (used in) operating activities	$ (3.3)	$ 2,302.7	$ 1,318.2	$ 96.2	$ 3,713.8
Investing activities					
Available-for-sale securities:					
Purchases	—	(9,550.3)	(1,804.4)	414.3	(10,940.4)
Sales	—	2,273.8	1,028.5	(339.6)	2,962.7
Maturities	—	4,380.2	849.5	—	5,229.7
Net cash flows from trading securities	—	—	2.0	(2.0)	—
Mortgage loans acquired or originated	—	(1,544.2)	(61,334.2)	49.4	(62,829.0)
Mortgage loans sold or repaid	—	1,088.1	63,094.8	(47.3)	64,135.6
Purchase of mortgage servicing rights	—	—	(1,098.4)	—	(1,098.4)
Proceeds from sale of mortgage servicing rights	—	—	29.9	—	29.9
Real estate acquired	—	(245.3)	(38.0)	—	(283.3)
Real estate sold	—	82.6	50.7	—	133.3
Net change in property and equipment	—	(21.8)	(7.1)	—	(28.9)
Net proceeds from sales of subsidiaries	—	18.4	40.9	(18.4)	40.9
Purchases of interest in subsidiaries, net of cash acquired	—	(26.1)	(110.1)	—	(136.2)
Dividends received from unconsolidated entities	425.0	189.2	(172.0)	(442.2)	—
Net change in other investments	—	159.5	(17.2)	93.5	235.8
Net cash provided by (used in) investing activities	425.0	(3,195.9)	514.9	(292.3)	(2,548.3)
Financing activities					
Issuance of common stock	18.3	—	—	—	18.3
Acquisition and sales of treasury stock, net	(453.0)	—	—	—	(453.0)
Dividends to shareholders	(145.3)	—	—	—	(145.3)
Issuance of long-term debt	—	31.6	34.7	(31.6)	34.7
Principal repayments of long-term debt	—	(14.1)	(100.7)	29.5	(85.3)
Net repayments of short-term borrowings	—	—	(1,164.0)	(19.8)	(1,183.8)
Dividends paid to parent	—	—	(425.0)	425.0	—
Investment contract deposits	—	9,586.0	—	—	9,586.0
Investment contract withdrawals	—	(8,666.2)	—	—	(8,666.2)
Net increase in bank deposits	—	—	372.7	—	372.7
Proceeds from financing element derivatives	—	118.0	—	—	118.0
Proceeds for financing element derivatives	—	(107.3)	—	—	(107.3)
Net cash provided by (used in) financing activities	(580.0)	948.0	(1,282.3)	403.1	(511.2)
Net increase (decrease) in cash and cash equivalents	(158.3)	54.8	550.8	207.0	654.3
Cash and cash equivalents at beginning of year	332.1	585.7	809.7	(688.9)	1,038.6
Cash and cash equivalents at end of year	$ 173.8	$ 640.5	$ 1,360.5	$(481.9)	$ 1,692.9

(1) Principal Financial Services, Inc. consolidated, except Principal Life, which is reported on the equity method.

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2002

	Principal Financial Group, Inc. Parent Only	Principal Life Insurance Company Only	Principal Financial Services, Inc. and Other Subsidiaries Combined(1)	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Operating activities					
Net cash provided by operating activities	$ 7.2	$ 2,928.6	$ 2,519.4	$ (75.6)	$ 5,379.6
Investing activities					
Available-for-sale securities:					
Purchases	—	(14,517.3)	(2,447.2)	281.0	(16,683.5)
Sales	—	8,094.4	365.6	—	8,460.0
Maturities	—	3,629.2	844.1	—	4,473.3
Net cash flows from trading securities	—	—	(84.4)	2.0	(82.4)
Mortgage loans acquired or originated	—	(960.0)	(48,976.4)	(280.9)	(50,217.3)
Mortgage loans sold or repaid	—	1,368.5	48,745.5	(86.3)	50,027.7
Purchase of mortgage servicing rights	—	—	(931.7)	—	(931.7)
Proceeds from sale of mortgage servicing rights	—	—	8.6	—	8.6
Real estate acquired	—	(204.7)	(69.1)	—	(273.8)
Real estate sold	—	168.9	86.8	—	255.7
Net change in property and equipment	—	(52.9)	(6.6)	—	(59.5)
Net proceeds from sales of subsidiaries	—	—	500.8	—	500.8
Purchases of interest in subsidiaries, net of cash acquired	—	—	(54.5)	—	(54.5)
Dividends received from (contributions to) unconsolidated entities	1,100.0	206.0	(194.4)	(1,111.6)	—
Net change in other investments	—	86.6	877.3	(465.4)	498.5
Net cash provided by (used in) investing activities	1,100.0	(2,181.3)	(1,335.6)	(1,661.2)	(4,078.1)
Financing activities					
Issuance of common stock	22.0	—	—	—	22.0
Acquisition and sales of treasury stock, net	(750.4)	—	8.0	—	(742.4)
Dividends to shareholders	(83.8)	—	—	—	(83.8)
Issuance of long-term debt	—	0.1	64.0	—	64.1
Principal repayments of long-term debt	—	(91.3)	(81.8)	63.1	(110.0)
Net proceeds of short-term borrowings	—	—	265.1	(211.9)	53.2
Dividends paid to parent	—	(590.2)	(1,100.0)	1,690.2	—
Investment contract deposits	—	7,014.1	—	—	7,014.1
Investment contract withdrawals	—	(7,225.7)	—	—	(7,225.7)
Net increase in bank deposits	—	—	184.4	—	184.4
Net cash used in financing activities	(812.2)	(893.0)	(660.3)	1,541.4	(824.1)
Net increase (decrease) in cash and cash equivalents	295.0	(145.7)	523.5	(195.4)	477.4
Cash and cash equivalents at beginning of year	37.1	731.4	286.2	(493.5)	561.2
Cash and cash equivalents at end of year	$ 332.1	$ 585.7	$ 809.7	$ (688.9)	$ 1,038.6

(1) Principal Financial Services, Inc. consolidated, except Principal Life, which is reported on the equity method.

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2001

	Principal Financial Group, Inc. Parent Only(2)	Principal Life Insurance Company Only	Principal Financial Services, Inc. and Other Subsidiaries Combined(1)	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Operating activities					
Net cash provided by operating activities	$ 0.2	$ 2,252.7	$ 1,562.6	$ 97.1	$ 3,912.6
Investing activities					
Available-for-sale securities:					
Purchases	—	(11,939.5)	(2,932.3)	—	(14,871.8)
Sales	—	6,441.6	205.3	60.8	6,707.7
Maturities	—	2,440.6	2,288.9	—	4,729.5
Net cash flows from trading securities	—	—	(17.0)	—	(17.0)
Mortgage loans acquired or originated	—	(357.1)	(40,549.0)	449.2	(40,456.9)
Mortgage loans sold or repaid	—	1,636.2	39,638.2	(365.8)	40,908.6
Purchase of mortgage servicing rights	—	—	(968.4)	—	(968.4)
Proceeds from sale of mortgage servicing rights	—	—	31.5	—	31.5
Real estate acquired	—	(279.8)	(10.2)	—	(290.0)
Real estate sold	—	795.3	8.5	—	803.8
Net change in property and equipment	—	(78.5)	(12.1)	—	(90.6)
Net disbursements from sales of subsidiaries	—	(1.4)	(6.5)	—	(7.9)
Purchases of interest in subsidiaries, net of cash acquired	—	—	(11.1)	—	(11.1)
Dividends received from (contributions to) unconsolidated entities	(1,614.7)	598.3	(695.1)	1,711.5	—
Net change in other investments	—	(281.6)	(499.4)	575.6	(205.4)
Net cash used in investing activities	$(1,614.7)	$ (1,025.9)	$ (3,528.7)	$2,431.3	$ (3,738.0)

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Cash Flows — (continued)
For the year ended December 31, 2001

	Principal Financial Group, Inc. Parent Only(2)	Principal Life Insurance Company Only	Principal Financial Services, Inc. and Other Subsidiaries Combined(1)	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Financing activities					
Issuance of common stock	$ 2,019.3	$ —	$ —	$ —	$ 2,019.3
Payments to eligible policyholders under plan of conversion	—	(1,177.5)	—	—	(1,177.5)
Acquisition of treasury stock	(367.7)	—	—	—	(367.7)
Issuance of long-term debt	—	0.1	149.1	—	149.2
Principal repayments of long-term debt	—	(175.4)	(53.7)	24.7	(204.4)
Net proceeds (repayments) of short-term borrowings	—	(604.9)	111.0	546.0	52.1
Dividends paid to parent	—	1,044.7	1,614.7	(2,659.4)	—
Investment contract deposits	—	5,054.9	—	—	5,054.9
Investment contract withdrawals	—	(6,075.1)	—	—	(6,075.1)
Net increase in bank deposits	—	—	144.8	—	144.8
Net cash provided by (used in) financing activities	1,651.6	(1,933.2)	1,965.9	(2,088.7)	(404.4)
Net increase (decrease) in cash and cash equivalents	37.1	(706.4)	(0.2)	439.7	(229.8)
Cash and cash equivalents at beginning of year	—	1,437.8	286.4	(933.2)	791.0
Cash and cash equivalents at end of year	$ 37.1	$ 731.4	$ 286.2	$ (493.5)	$ 561.2
Schedule of noncash transactions					
Policy credits to eligible policyholders under plan of conversion		$ 472.6			$ 472.6
Stock issued in exchange for membership interest		$ 5,050.3			$ 5,050.3

(1) Principal Financial Services, Inc. consolidated, except Principal Life, which is reported on the equity method.

(2) The PFG parent company only Statement of Cash Flows reflects the results of operations of PFG from October 26, 2001, the effective date of the demutualization and initial public offering. Prior to October 26, 2001, the date Principal Mutual Holding Company converted from a mutual insurance holding company to a stock company, PFG, a Delaware business corporation, had no assets or operations.

In December 2003, we filed a shelf registration statement with the Securities and Exchange Commission. The shelf registration totals $3.0 billion, with the ability to issue debt securities, preferred stock, common stock, warrants, stock purchase contracts and stock purchase units of PFG and trust preferred securities of three subsidiary trusts. If we issue securities, we intend to use the proceeds from the sale of the securities offered by this prospectus, including the corresponding junior subordinated debentures issued to the trusts in connection with their investment of all the proceeds from the sale of preferred securities, for general corporate purposes, including working capital, capital expenditures, investments in subsidiaries, acquisitions and refinancing of debt, including commercial paper and other short-term indebtedness. Principal Financial Services, Inc. unconditionally guarantees our obligations with respect to one or more series of debt securities described in the shelf registration statement.

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Cash Flows — (continued)
For the year ended December 31, 2001

The following tables set forth condensed consolidating financial information of Principal Financial Services, Inc. and Principal Financial Group, Inc. as of December 31, 2003 and 2002, and for the years ended December 31, 2003, 2002 and 2001.

Condensed Consolidating Statements of Financial Position
December 31, 2003

	Principal Financial Group, Inc. Parent Only	Principal Financial Services, Inc. Only	Principal Life Insurance Company and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Assets					
Investments, excluding investment in unconsolidated entities	$ —	$ 150.5	$ 55,260.1	$ —	$ 55,410.6
Investment in unconsolidated entities	7,234.0	7,771.7	167.2	(15,005.7)	167.2
Cash and cash equivalents	173.8	872.7	870.1	(223.7)	1,692.9
Other intangibles	—	—	121.4	—	121.4
Mortgage loan servicing rights	—	—	1,953.1	—	1,953.1
Separate account assets	—	—	43,407.8	—	3,407.8
All other assets	1.7	186.1	4,940.1	(17.5)	5,001.4
Total assets	$ 7,409.5	$8,981.0	$106,610.8	$(15,246.9)	$107,754.4
Liabilities					
Contractholder funds	$ —	$ —	$ 28,902.5	$ —	$ 28,902.5
Future policy benefits and claims	—	—	15,474.7	—	15,474.7
Other policyholder funds	—	—	710.2	—	710.2
Short-term debt	—	399.9	1,228.6	(10.7)	1,617.8
Long-term debt	—	664.0	2,103.3	—	2,767.3
Income taxes currently payable	—	14.1	76.6	(0.7)	90.0
Deferred income taxes	8.2	20.7	1,615.1	—	1,644.0
Separate account liabilities	—	—	43,407.8	—	43,407.8
Other liabilities	1.7	648.3	5,320.3	(229.8)	5,740.5
Total liabilities	9.9	1,747.0	98,839.1	(241.2)	100,354.8
Stockholders' equity					
Common stock	3.8	—	64.4	(64.4)	3.8
Additional paid-in capital	7,153.2	6,796.9	5,851.8	(12,648.7)	7,153.2
Retained earnings (deficit)	630.4	(734.3)	685.6	48.7	630.4
Accumulated other comprehensive income	1,171.3	1,171.4	1,169.9	(2,341.3)	1,171.3
Treasury stock, at cost	(1,559.1)	—	—	—	(1,559.1)
Total stockholders' equity	7,399.6	7,234.0	7,771.7	(15,005.7)	7,399.6
Total liabilities and stockholders' equity	$ 7,409.5	$8,981.0	$106,610.8	$(15,246.9)	$107,754.4

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Financial Position December 31, 2002

	Principal Financial Group, Inc. Parent Only	Principal Financial Services, Inc. Only	Principal Life Insurance Company and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Assets					
Investments, excluding investment in unconsolidated entities	$ —	$ 461.7	$48,428.3	$ —	$48,890.0
Investment in unconsolidated entities	6,333.7	6,402.2	110.9	(12,741.2)	105.6
Cash and cash equivalents	332.1	977.7	301.4	(572.6)	1,038.6
Other intangibles	—	—	88.8	—	88.8
Mortgage loan servicing rights	—	—	1,518.6	—	1,518.6
Separate account assets	—	—	33,513.1	(11.7)	33,501.4
All other assets	1.4	280.3	4,702.6	(266.0)	4,718.3
Total assets	$ 6,667.2	$ 8,121.9	$88,663.7	$(13,591.5)	$89,861.3
Liabilities					
Contractholder funds	$ —	$ —	$26,315.0	$ —	$26,315.0
Future policy benefits and claims	—	—	14,736.4	—	14,736.4
Other policyholder funds	—	—	642.9	—	642.9
Short-term debt	—	157.5	407.3	—	564.8
Long-term debt	—	663.8	668.7	—	1,332.5
Income taxes currently payable	—	59.4	195.1	(254.5)	—
Deferred income taxes	8.4	26.0	1,149.7	(6.4)	1,177.7
Separate account liabilities	—	—	33,513.1	(11.7)	33,501.4
Other liabilities	1.6	881.5	4,633.3	(583.0)	4,933.4
Total liabilities	10.0	1,788.2	82,261.5	(855.6)	83,204.1
Stockholders' equity					
Common stock	3.8	—	56.1	(56.1)	3.8
Additional paid-in capital	7,106.3	6,758.1	5,733.2	(12,491.3)	7,106.3
Retained earnings (deficit)	29.4	(1,060.2)	(17.6)	1,077.8	29.4
Accumulated other comprehensive income	635.8	635.8	630.5	(1,266.3)	635.8
Treasury stock, at cost	(1,118.1)	—	—	—	(1,118.1)
Total stockholders' equity	6,657.2	6,333.7	6,402.2	(12,735.9)	6,657.2
Total liabilities and stockholders' equity	$ 6,667.2	$ 8,121.9	$88,663.7	$(13,591.5)	$89,861.3

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Operations
For the year ended December 31, 2003

	Principal Financial Group, Inc. Parent Only	Principal Financial Services, Inc. Only	Principal Life Insurance Company and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Revenues					
Premiums and other considerations	$ —	$ —	$3,634.1	$ —	$3,634.1
Fees and other revenues	—	—	2,417.2	(1.0)	2,416.2
Net investment income	3.5	115.9	3,299.4	0.8	3,419.6
Net realized/unrealized capital gains (losses)	—	22.6	(88.3)	—	(65.7)
Total revenues	3.5	138.5	9,262.4	(0.2)	9,404.2
Expenses					
Benefits, claims, and settlement expenses	—	—	4,861.3	—	4,861.3
Dividends to policyholders	—	—	307.9	—	307.9
Operating expenses	10.8	65.2	3,205.5	(0.2)	3,281.3
Total expenses	10.8	65.2	8,374.7	(0.2)	8,450.5
Income (loss) from continuing operations before income taxes	(7.3)	73.3	887.7	—	953.7
Income taxes (benefits)	(2.7)	11.5	217.0	—	225.8
Equity in the net income of subsidiaries, excluding discontinued operations and cumulative effect of accounting change	732.5	689.1	—	(1,421.6)	—
Income from continuing operations, net of related income taxes	727.9	750.9	670.7	(1,421.6)	727.9
Income from discontinued operations, net of related income taxes	21.8	—	21.8	(21.8)	21.8
Income before cumulative effect of accounting change	749.7	750.9	692.5	(1,443.4)	749.7
Cumulative effect of accounting change, net of related income taxes	(3.4)	—	(3.4)	3.4	(3.4)
Net income	$746.3	$750.9	$ 689.1	$(1,440.0)	$ 746.3

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Operations
For the year ended December 31, 2002

	Principal Financial Group, Inc. Parent Only	Principal Financial Services, Inc. Only	Principal Life Insurance Company and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Revenues					
Premiums and other considerations	$ —	$ —	$3,881.8	$ —	$3,881.8
Fees and other revenues	—	—	1,991.7	(0.9)	1,990.8
Net investment income	4.0	95.4	3,204.4	0.9	3,304.7
Net realized/unrealized capital gains (losses)	—	10.0	(364.8)	—	(354.8)
Total revenues	4.0	105.4	8,713.1	—	8,822.5
Expenses					
Benefits, claims, and settlement expenses	—	—	5,216.9	—	5,216.9
Dividends to policyholders	—	—	316.6	—	316.6
Operating expenses	7.1	62.4	2,553.7	—	2,623.2
Total expenses	7.1	62.4	8,087.2	—	8,156.7
Income (loss) from continuing operations before income taxes	(3.1)	43.0	625.9	—	665.8
Income taxes (benefits)	(1.3)	11.8	35.4	—	45.9
Equity in the net income of subsidiaries, excluding discontinued operations and cumulative effect of accounting change	621.7	3.3	—	(625.0)	—
Income from continuing operations, net of related income taxes	619.9	34.5	590.5	(625.0)	619.9
Income (loss) from discontinued operations, net of related income taxes	(196.7)	109.6	(306.3)	196.7	(196.7)
Income before cumulative effect of accounting change	423.2	144.1	284.2	(428.3)	423.2
Cumulative effect of accounting change, net of related income taxes	(280.9)	—	(280.9)	280.9	(280.9)
Net income	$ 142.3	$144.1	$ 3.3	$(147.4)	$ 142.3

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Operations For the year ended December 31, 2001

	Principal Financial Group, Inc. Parent Only(1)	Principal Financial Services, Inc. Only	Principal Life Insurance Company and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Revenues					
Premiums and other considerations	$ —	$ —	$4,122.3	$ —	$4,122.3
Fees and other revenues	—	—	1,600.7	—	1,600.7
Net investment income	0.7	15.3	3,367.6	—	3,383.6
Net realized/unrealized capital gains (losses)	—	0.4	(514.4)	—	(514.0)
Total revenues	0.7	15.7	8,576.2	—	8,592.6
Expenses					
Benefits, claims, and settlement expenses	—	—	5,482.1	—	5,482.1
Dividends to policyholders	—	—	313.7	—	313.7
Operating expenses	0.3	7.8	2,324.6	—	2,332.7
Total expenses	0.3	7.8	8,120.4	—	8,128.5
Income from continuing operations before income taxes	0.4	7.9	455.8	—	464.1
Income taxes (benefits)	0.2	(0.4)	83.6	—	83.4
Equity in the net loss of subsidiaries, excluding discontinued operations and cumulative effect of accounting change	(7.4)	(37.6)	—	45.0	—
Income (loss) from continuing operations, net of related income taxes	(7.2)	(29.3)	372.2	45.0	380.7
Loss from discontinued operations, net of related income taxes	(11.2)	—	(11.2)	11.2	(11.2)
Income (loss) before cumulative effect of accounting change	(18.4)	(29.3)	361.0	56.2	369.5
Cumulative effect of accounting change, net of related income taxes	(10.7)	—	(10.7)	10.7	(10.7)
Net income (loss)	$(29.1)	$(29.3)	$ 350.3	$66.9	$ 358.8

(1) The PFG parent company only Statement of Operations reflects the results of operations of PFG from October 26, 2001, the effective date of the demutualization and initial public offering. Prior to October 26, 2001, the date Principal Mutual Holding Company converted from a mutual insurance holding company to a stock company, PFG, a Delaware business corporation, had no assets or operations.

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2003

	Principal Financial Group, Inc. Parent Only	Principal Financial Services, Inc. Only	Principal Life Insurance Company and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Operating activities					
Net cash provided by (used in) operating activities	$ (3.3)	$(132.4)	$ 3,551.5	$ 298.0	$ 3,713.8
Investing activities					
Available-for-sale securities:					
Purchases	—	525.6	(11,126.4)	(339.6)	(10,940.4)
Sales	—	(139.8)	2,762.9	339.6	2,962.7
Maturities	—	—	5,229.7	—	5,229.7
Net cash flows from trading securities	—	—	—	—	—
Mortgage loans acquired or originated	—	—	(62,829.0)	—	(62,829.0)
Mortgage loans sold or repaid	—	—	64,135.6	—	64,135.6
Purchase of mortgage servicing rights	—	—	(1,098.4)	—	(1,098.4)
Proceeds from sale of mortgage servicing rights	—	—	29.9	—	29.9
Real estate acquired	—	—	(283.3)	—	(283.3)
Real estate sold	—	—	133.3	—	133.3
Net change in property and equipment	—	—	(28.9)	—	(28.9)
Net proceeds from sales of subsidiaries	—	—	40.9	—	40.9
Purchases of interest in subsidiaries, net of cash acquired	—	(8.2)	(128.0)	—	(136.2)
Dividends received from (contributions to) unconsolidated entities	425.0	(57.1)	142.5	(510.4)	—
Net change in other investments	—	(110.6)	244.3	102.1	235.8
Net cash provided by (used in) investing activities	$ 425.0	$ 209.9	$ (2,774.9)	$(408.3)	$ (2,548.3)

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Cash Flows — (continued)
For the year ended December 31, 2003

	Principal Financial Group, Inc. Parent Only	Principal Financial Services, Inc. Only	Principal Life Insurance Company and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Financing activities					
Issuance of common stock	$ 18.3	$ —	$ —	$ —	$ 18.3
Acquisition and sales of treasury stock, net	(453.0)	—	—	—	(453.0)
Dividends to shareholders	(145.3)	—	—	—	(145.3)
Issuance of long-term debt	—	0.2	34.7	(0.2)	34.7
Principal repayments of long-term debt	—	—	(85.5)	0.2	(85.3)
Net proceeds (repayments) of short-term borrowings	—	242.3	(1,415.5)	(10.6)	(1,183.8)
Dividends paid to parent	—	(425.0)	(44.8)	469.8	—
Investment contract deposits	—	—	9,586.0	—	9,586.0
Investment contract withdrawals	—	—	(8,666.2)	—	(8,666.2)
Net increase in bank deposits	—	—	372.7	—	372.7
Proceeds from financing element derivatives	—	—	118.0	—	118.0
Proceeds for financing element derivatives	—	—	(107.3)	—	(107.3)
Net cash used in financing activities	(580.0)	(182.5)	(207.9)	459.2	(511.2)
Net increase (decrease) in cash and cash equivalents	(158.3)	(105.0)	568.7	348.9	654.3
Cash and cash equivalents at beginning of year	332.1	977.7	301.4	(572.6)	1,038.6
Cash and cash equivalents at end of year	$ 173.8	$ 872.7	$ 870.1	$(223.7)	$ 1,692.9

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2002

	Principal Financial Group, Inc. Parent Only	Principal Financial Services, Inc. Only	Principal Life Insurance Company and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Operating activities					
Net cash provided by operating activities	$ 7.2	$ 465.0	$ 5,214.4	$ (307.0)	$ 5,379.6
Investing activities					
Available-for-sale securities:					
Purchases	—	(352.4)	(16,331.1)	—	(16,683.5)
Sales	—	7.1	8,452.9	—	8,460.0
Maturities	—	—	4,473.3	—	4,473.3
Net cash flows from trading securities	—	—	(82.4)	—	(82.4)
Mortgage loans acquired or originated	—	—	(50,217.3)	—	(50,217.3)
Mortgage loans sold or repaid	—	—	50,027.7	—	50,027.7
Purchase of mortgage servicing rights	—	—	(931.7)	—	(931.7)
Proceeds from sale of mortgage servicing rights	—	—	8.6	—	8.6
Real estate acquired	—	—	(273.8)	—	(273.8)
Real estate sold	—	—	255.7	—	255.7
Net change in property and equipment	—	—	(59.5)	—	(59.5)
Net proceeds from sales of subsidiaries	—	—	500.8	—	500.8
Purchases of interest in subsidiaries, net of cash acquired	—	—	(54.5)	—	(54.5)
Dividends received from (contributions to) unconsolidated entities	1,100.0	(480.4)	130.0	(749.6)	—
Net change in other investments	—	1,402.0	(189.0)	(714.5)	498.5
Net cash provided by (used in) investing activities	1,100.0	576.3	(4,290.3)	(1,464.1)	(4,078.1)
Financing activities					
Issuance of common stock	22.0	—	—	—	22.0
Acquisition and sales of treasury stock, net	(750.4)	—	8.0	—	(742.4)
Dividends to shareholders	(83.8)	—	—	—	(83.8)
Issuance of long-term debt	—	0.2	64.1	(0.2)	64.1
Principal repayments of long-term debt	—	—	(110.2)	0.2	(110.0)
Net proceeds (repayment) of short-term borrowings	—	(42.3)	95.5	—	53.2
Dividends paid to parent	—	(1,100.0)	(590.2)	1,690.2	—
Investment contract deposits	—	—	7,014.1	—	7,014.1
Investment contract withdrawals	—	—	(7,225.7)	—	(7,225.7)
Net increase in bank deposits	—	—	184.4	—	184.4
Net cash used in financing activities	(812.2)	(1,142.1)	(560.0)	1,690.2	(824.1)
Net increase (decrease) in cash and cash equivalents	295.0	(100.8)	364.1	(80.9)	477.4
Cash and cash equivalents at beginning of year	37.1	1,078.5	(62.7)	(491.7)	561.2
Cash and cash equivalents at end of year	$ 332.1	$ 977.7	$ 301.4	$ (572.6)	$ 1,038.6

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Cash Flows
For the year ended December 31, 2001

	Principal Financial Group, Inc. Parent Only(1)	Principal Financial Services, Inc. Only	Principal Life Insurance Company and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Operating activities					
Net cash provided by (used in) operating activities	$ 0.2	$ (457.2)	$ 3,713.4	$ 656.2	$ 3,912.6
Investing activities					
Available-for-sale securities:					
Purchases	—	—	(14,871.8)	—	(14,871.8)
Sales	—	—	6,707.7	—	6,707.7
Maturities	—	—	4,729.5	—	4,729.5
Net cash flows from trading securities	—	—	(17.0)	—	(17.0)
Mortgage loans acquired or originated	—	—	(40,456.9)	—	(40,456.9)
Mortgage loans sold or repaid	—	—	40,908.6	—	40,908.6
Purchase of mortgage servicing rights	—	—	(968.4)	—	(968.4)
Proceeds from sale of mortgage servicing rights	—	—	31.5	—	31.5
Real estate acquired	—	—	(290.0)	—	(290.0)
Real estate sold	—	—	803.8	—	803.8
Net change in property and equipment	—	—	(90.6)	—	(90.6)
Net disbursements from sales of subsidiaries	—	—	(7.9)	—	(7.9)
Purchases of interest in subsidiaries, net of cash acquired	—	—	(11.1)	—	(11.1)
Dividends received from (contributions to) unconsolidated entities	(1,614.7)	1,411.2	709.9	(506.4)	—
Net change in other investments	—	—	(419.4)	214.0	(205.4)
Net cash provided by (used in) investing activities	$(1,614.7)	$1,411.2	$ (3,242.1)	$(292.4)	$ (3,738.0)

23. Condensed Consolidating Financial Information — (continued)

Condensed Consolidating Statements of Cash Flows — (continued)
For the year ended December 31, 2001

	Principal Financial Group, Inc. Parent Only(1)	Principal Financial Services, Inc. Only	Principal Life Insurance Company and Other Subsidiaries Combined	Eliminations	Principal Financial Group, Inc. Consolidated
			(in millions)		
Financing activities					
Issuance of common stock	$ 2,019.3	$ —	$ —	$ —	$ 2,019.3
Payments to eligible policyholders under plan of conversion	—	—	(1,177.5)	—	(1,177.5)
Acquisition of treasury stock	(367.7)	—	—	—	(367.7)
Issuance of long-term debt	—	—	149.2	—	149.2
Principal repayments of long-term debt	—	(0.5)	(203.9)	—	(204.4)
Net proceeds (repayments) of short-term borrowings	—	200.0	(147.9)	—	52.1
Dividends paid to parent	—	(75.0)	—	75.0	—
Investment contract deposits	—	—	5,054.9	—	5,054.9
Investment contract withdrawals	—	—	(6,075.1)	—	(6,075.1)
Net increase in bank deposits	—	—	144.8	—	144.8
Net cash provided by (used in) financing activities	1,651.6	124.5	(2,255.5)	75.0	(404.4)
Net increase (decrease) in cash and cash equivalents	37.1	1,078.5	(1,784.2)	438.8	(229.8)
Cash and cash equivalents at beginning of year	—	—	1,721.5	(930.5)	791.0
Cash and cash equivalents at end of year	$ 37.1	$1,078.5	$ (62.7)	$(491.7)	$ 561.2
Schedule of noncash transactions					
Policy credits to eligible policyholders under plan of conversion			$ 472.6		$ 472.6
Stock issued in exchange for membership interest			$ 5,050.3		$ 5,050.3

(1) The PFG parent company only Statement of Cash Flows reflects the results of operations of PFG from October 26, 2001, the effective date of the demutualization and initial public offering. Prior to October 26, 2001, the date Principal Mutual Holding Company converted from a mutual insurance holding company to a stock company, PFG, a Delaware business corporation, had no assets or operations.

The Principal Financial Group

Corporate Headquarters
711 High Street
Des Moines, Iowa 50392-0001
1-800-986-EDGE (3343)

The Principal Financial Group on the World Wide Web

The Principal home page, at www.principal.com, is your source for a vast array of information including company news releases, investment and savings tools, and details on our product and service solutions. The investor relations portion of the site provides up-to-the-minute information for shareholders and the investment community including access to SEC filings, stock information, and credit ratings. It also includes new information of interest on the governance of Principal Financial Group, Inc., including:

- Corporate Governance Guidelines
- Board Committee Charters
- Director Independence Guidelines
- Summary of the Statement of Business Practices (Code of Conduct)

Shareholder Information

Exchange: New York Stock Exchange
Listed Security: PFG Common Stock

Contact Investor Relations

If you have a question for Investor Relations, please contact us as follows:
Investor Relations
The Principal Financial Group
711 High Street
S-006-E41
Des Moines, Iowa 50392-0420
Phone: 1-800-986-3343, Option 4
Fax: 515-235-1959
E-mail: investor-relations@principal.com

Annual Meeting

The Annual Meeting of Shareholders will convene at 9:00 a.m. local time, May 18, 2004 in the Auditorium at the corporate headquarters of Principal Financial Group, Inc., 711 High Street, Des Moines, Iowa, 50392.

Transfer Agent

Principal Financial Group, Inc. shareholder inquiries should be addressed to our transfer agent, Mellon Investor Services, who can help with a variety of shareholder related services, including:

- Address changes
- Replacement of lost stock certificates
- Transfer of stock to another person
- Account statements
- Account balance inquiries
- Account profile
- Certificate history
- Issue certificates
- Shareholder dividend inquiries
- Sell shares

You can call or write to the transfer agent at:
Principal Financial Group, Inc.
Shareholder Services
c/o Mellon Investor Services
85 Challenger Road
Ridgefield Park, New Jersey 07660
Phone: 1-866-781-1368
TDD for Hearing Impaired: 1-800-231-5469
E-mail: shrrelations@melloninvestor.com

Registered shareholders can also access information about their Principal Financial Group, Inc. stock accounts via the internet using the Mellon Investor Services Investor ServiceDirect web site at www.melloninvestor.com. The Principal does not maintain or provide information directly to this site, makes no representations or warranties with respect to the information contained therein, and takes no responsibility for supplementing, correcting or updating any such information.


IMSA

Principal Life Insurance Company is a proud member of the Insurance Marketplace Standards Association, which reflects our dedication to high ethical marketplace standards for the sale and service of individually sold life insurance and annuities.

Printed with soy-based inks on recycled paper with 10% post-consumer waste


Principal
Financial
Group

Des Moines, IA 50392-0001
1-800-986-EDGE (3343)
www.principal.com

PFG
LISTED
NYSE

EE 9038-2

The Principal Financial Group

Corporate Headquarters
711 High Street
Des Moines, Iowa 50392-0001
1-800-986-EDGE (3343)

The Principal Financial Group on the World Wide Web

The Principal home page, at www.principal.com, is your source for a vast array of information including company news releases, investment and savings tools, and details on our product and service solutions. The investor relations portion of the site provides up-to-the-minute information for shareholders and the investment community including access to SEC filings, stock information, and credit ratings. It also includes new information of interest on the governance of Principal Financial Group, Inc., including:

- Corporate Governance Guidelines
- Board Committee Charters
- Director Independence Guidelines
- Summary of the Statement of Business Practices (Code of Conduct)

Shareholder Information

Exchange: New York Stock Exchange
Listed Security: PFG Common Stock

Contact Investor Relations

If you have a question for Investor Relations, please contact us as follows:
Investor Relations
The Principal Financial Group
711 High Street
S-006-E41
Des Moines, Iowa 50392-0420
Phone: 1-800-986-3343, Option 4
Fax: 515-235-1959
E-mail: investor-relations@principal.com

Annual Meeting

The Annual Meeting of Shareholders will convene at 9:00 a.m. local time, May 18, 2004 in the Auditorium at the corporate headquarters of Principal Financial Group, Inc., 711 High Street, Des Moines, Iowa, 50392.

Transfer Agent

Principal Financial Group, Inc. shareholder inquiries should be addressed to our transfer agent, Mellon Investor Services, who can help with a variety of shareholder related services, including:

- Address changes
- Replacement of lost stock certificates
- Transfer of stock to another person
- Account statements
- Account balance inquiries
- Account profile
- Certificate history
- Issue certificates
- Shareholder dividend inquiries
- Sell shares

You can call or write to the transfer agent at:
Principal Financial Group, Inc.
Shareholder Services
c/o Mellon Investor Services
85 Challenger Road
Ridgefield Park, New Jersey 07660
Phone: 1-866-781-1368
TDD for Hearing Impaired: 1-800-231-5469
E-mail: shrrelations@melloninvestor.com

Registered shareholders can also access information about their Principal Financial Group, Inc. stock accounts via the internet using the Mellon Investor Services Investor ServiceDirect web site at www.melloninvestor.com. The Principal does not maintain or provide information directly to this site, makes no representations or warranties with respect to the information contained therein, and takes no responsibility for supplementing, correcting or updating any such information.


IMSA

Principal® Financial Group

Des Moines, IA 50392-0001
1-800-986-EDGE (3343)
www.principal.com

PFG
LISTED
NYSE

[illegible]-1545-9